As filed with the Securities and Exchange Commission on May 19, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NIVALIS THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	20-8969493
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Nivalis Therapeutics, Inc.

5480 Valmont Road, Suite 200

Boulder, CO 80301

(720) 600-4740

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

R. Michael Carruthers

Interim President and Chief Financial Officer

Nivalis Therapeutics, Inc.

5480 Valmont Road, Suite 200

Boulder, CO 80301

(720) 600-4740

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson Chad G. Rolston Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Mitchell H. Gold, M.D. Executive Chairman and Chief Executive Officer Alpine Immune Sciences, Inc. 201 Elliott Avenue West, Suite 230 Seattle, WA 98119 (206) 788-4545	Sam Zucker Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, CA 94034 (650) 565-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.001 par value per share	11,176,632	N/A	$29,162,000	$3,379.88

(1)	Relates to common stock, $0.001 par value per share, of Nivalis Therapeutics, Inc., a Delaware corporation (“Nivalis”), issuable to holders of common stock, $0.0001 par value per share, preferred stock, $0.0001 par value per share, and warrants and options to purchase common stock or preferred stock, of Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), in the proposed merger of Nautilus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nivalis, with and into Alpine (the “Merger”). The amount of Nivalis’ common stock to be registered is based on the estimated number of shares of Nivalis’ common stock that are expected to be issued pursuant to the Merger, after taking into account the effect of a reverse stock split of Nivalis’ common stock, at a ratio of one new share for every four shares outstanding, assuming an exchange ratio of 0.4969 shares of Nivalis’ common stock for each outstanding share of Alpine common stock and for each option and warrant exercisable for shares of Alpine common stock or preferred stock.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the estimated book value of the Alpine securities to be exchanged in the Merger, as of immediately prior to the merger (which such calculation takes into effect a new investment of approximately $17.0 million in Alpine which is expected to occur following the date hereof and prior to the consummation of the merger). Alpine is a private company, and no market exists for its securities.
(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Nivalis may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 19, 2017

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Nivalis Therapeutics, Inc. and Alpine Immune Sciences, Inc.:

Nivalis Therapeutics, Inc. (“Nivalis”) and Alpine Immune Sciences, Inc. (“Alpine”) have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Nivalis will merge with and into Alpine, with Alpine surviving as a wholly owned subsidiary of Nivalis (the “merger”). Alpine and Nivalis believe that the merger will result in a combined organization with a novel protein-based immunotherapy discovery platform focused on treating cancer and autoimmune /inflammatory disorders.

At the effective time of the merger, each share of (x) common stock of Alpine, $0.0001 par value (“Alpine common stock”), and (y) preferred stock of Alpine (“Alpine preferred stock” and, together with the Alpine common stock, “Alpine capital stock”) will be converted into the right to receive approximately 0.4969 shares of Nivalis’ common stock, assuming a 1:4 reverse stock split of Nivalis’ common stock to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement. Nivalis will assume outstanding and unexercised warrants and options to purchase shares of Alpine capital stock, and they will be converted into warrants and options, as applicable, to purchase shares of Nivalis’ common stock. Nivalis’ stockholders will continue to own and hold their existing shares of Nivalis’ common stock, the vesting of all outstanding and unexercised options to purchase shares of Nivalis’ common stock will be accelerated in full as of immediately prior to the closing of the merger and all outstanding and unexercised warrants to purchase shares of Nivalis’ common stock will otherwise remain in effect pursuant to their terms. Immediately after the merger, current stockholders, warrantholders and optionholders of Alpine will own, or hold rights to acquire, approximately 74% of the fully-diluted common stock of Nivalis, which for these purposes is defined as the outstanding common stock of Nivalis, plus “in the money” options and warrants of Nivalis, assuming that all “in the money” options and warrants of Nivalis outstanding immediately prior to the merger are exercised on a cashless basis immediately prior to the closing of the merger (the “Fully-Diluted Common Stock of Nivalis”), with Nivalis’ current stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis.

Shares of Nivalis’ common stock are currently listed on The NASDAQ Global Market (“NASDAQ”) under the symbol “NVLS.” Prior to consummation of the merger, Nivalis intends to file an initial listing application with NASDAQ pursuant to NASDAQ’s “reverse merger” rules. After completion of the merger, Nivalis will be renamed “Alpine Immune Sciences, Inc.” and expects to trade on NASDAQ under the symbol “ALPN.” On May 18, 2017, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Nivalis’ common stock on NASDAQ was $2.31 per share.

Nivalis is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Nivalis special meeting, which will be held at [●], Mountain time, on [●], 2017 at [●], unless postponed or adjourned to a later date, Nivalis will ask its stockholders to, among other things, approve the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders, and approve an amendment to the Nivalis amended and restated certificate of incorporation effecting a reverse stock split of Nivalis’ common stock, at a ratio of one new share for every four shares outstanding, and an amendment to

Nivalis’ amended and restated certificate of incorporation changing the Nivalis corporate name to “Alpine Immune Sciences, Inc.”, each as described in the accompanying proxy statement/prospectus/information statement.

As described in the accompanying proxy statement/prospectus/information statement, certain of Alpine’s stockholders who in the aggregate own approximately 94% of the outstanding shares of Alpine capital stock on an as converted to common stock basis, and certain of Nivalis’ stockholders who in the aggregate own approximately 34% of the outstanding shares of Nivalis’ common stock, are parties to support agreements with Nivalis and Alpine, respectively, whereby such stockholders have agreed to vote their shares (under specified circumstances described in the support agreement, the aggregate number of shares of Alpine capital stock subject to the voting restrictions may be reduced from approximately 94% to 35% (the “Alpine Support Agreement Cutback”)), in favor of the adoption or approval, as applicable, of the Merger Agreement and the approval of the transactions contemplated therein, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement and the support agreements, Alpine’s stockholders who are party to the support agreements will, subject to the Alpine Support Agreement Cutback, each execute an action by written consent of Alpine’s stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the transactions contemplated therein, including the merger. Therefore, holders of a sufficient number of shares of Alpine capital stock required to adopt the Merger Agreement will, subject to the Alpine Support Agreement Cutback, adopt the Merger Agreement, and no meeting of Alpine’s stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Nevertheless, all of Alpine’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Alpine a written consent.

After careful consideration, each of Nivalis’ and Alpine’s boards of directors have (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Nivalis or Alpine, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. Nivalis’ board of directors recommends that Nivalis’ stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and Alpine’s board of directors recommends that Alpine’s stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and the transactions contemplated therein.

More information about Nivalis, Alpine and the proposed transaction is contained in this proxy statement/prospectus/information statement. Nivalis and Alpine urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 25.

Nivalis and Alpine are excited about the opportunities the merger brings to both Nivalis’ and Alpine’s stockholders, and thank you for your consideration and continued support.

R. Michael Carruthers	Mitchell H. Gold, M.D.
Interim President and Chief Financial Officer	Executive Chairman and Chief Executive Officer
Nivalis Therapeutics, Inc.	Alpine Immune Sciences, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated May 19, 2017, and is first being mailed to Nivalis’ and Alpine’s stockholders on or about [●], 2017.

NIVALIS THERAPEUTICS, INC.

PO Box 18387

Boulder, Colorado 80308

(720) 600-4740

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●]

Dear Stockholders of Nivalis:

On behalf of the board of directors of Nivalis Therapeutics, Inc., a Delaware corporation (“Nivalis”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Nivalis and Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), pursuant to which Nautilus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nivalis (“Merger Sub”), will merge with and into Alpine, with Alpine surviving as a wholly owned subsidiary of Nivalis. The special meeting of stockholders of Nivalis will be held on [●], 2017 at [●], Mountain time, at [●], for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among Nivalis, Merger Sub, and Alpine, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders pursuant to the terms of the Merger Agreement.

2. To approve an amendment to the amended and restated certificate of incorporation of Nivalis to effect a reverse stock split of Nivalis’ common stock, at a ratio of one new share for every four shares outstanding, in the form attached as Annex D to this proxy statement/prospectus/information statement.

3. To approve an amendment to the amended and restated certificate of incorporation of Nivalis to change the corporate name of Nivalis from “Nivalis Therapeutics, Inc.” to “Alpine Immune Sciences, Inc.” in the form attached as Annex E to this proxy statement/prospectus/information statement.

4. To consider and vote upon an adjournment of the Nivalis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

5. To transact such other business as may properly come before the Nivalis special meeting or any adjournment or postponement thereof.

Nivalis’ board of directors has fixed [●], 2017, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Nivalis special meeting and any adjournment or postponement thereof. Only holders of record of shares of Nivalis’ common stock at the close of business on the record date are entitled to notice of, and to vote at, the Nivalis special meeting. At the close of business on the record date, Nivalis had [●] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Nivalis’ common stock having voting power present in person or represented by proxy at the Nivalis special meeting is required for approval of Proposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Nivalis’ common stock having voting power outstanding on the record date for the Nivalis special meeting is required for approval of Proposal Nos. 2 and 3. Each of Proposal Nos. 1 and 2 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to attend the Nivalis special meeting in person, Nivalis requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Nivalis special meeting if you are unable to attend.

By Order of Nivalis’ Board of Directors,

R. Michael Carruthers Interim President and Chief Financial Officer Boulder, Colorado [●], 2017

NIVALIS’ BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, NIVALIS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. NIVALIS’ BOARD OF DIRECTORS RECOMMENDS THAT NIVALIS’ STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Nivalis that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission, or the SEC, website (www.sec.gov) or upon your written or oral request by contacting the Chief Financial Officer of Nivalis Therapeutics, Inc., PO Box 18387, Boulder, Colorado 80308 or by calling (720) 600-4740.

To ensure timely delivery of these documents, any request should be made no later than [●], 2017 to receive them before the special meeting.

For additional details about where you can find information about Nivalis, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed 1:4 reverse stock split described in Proposal No. 2, beginning on page 154 in this proxy statement/prospectus/information statement (the “Nivalis Reverse Stock Split”).

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:	Nivalis Therapeutics, Inc. (“Nivalis”) and Alpine Immune Sciences, Inc. (“Alpine”) have entered into an Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Nivalis and Alpine. Under the Merger Agreement, Nautilus Merger Sub, Inc., a wholly owned subsidiary of Nivalis (“Merger Sub”), will merge with and into Alpine, with Alpine surviving as a wholly owned subsidiary of Nivalis. This transaction is referred to as “the merger.”

At the effective time of the merger (the “Effective Time”), each share of Alpine’s common stock and Alpine’s preferred stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Appraisal Rights” below) will be converted into the right to receive approximately 1.9878 shares of Nivalis’ common stock, subject to adjustment to account for the Nivalis Reverse Stock Split. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement. As a result of the merger, current holders of Alpine’s capital stock and options and warrants to purchase Alpine’s capital stock are expected to own, or hold rights to acquire, in the aggregate approximately 74% of the Fully-Diluted Common Stock of Nivalis and Nivalis’ current stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, in the aggregate approximately 26% of the Fully-Diluted Common Stock of Nivalis and, in each case, following the Effective Time. After the completion of the merger, Nivalis will change its corporate name to “Alpine Immune Sciences, Inc.” as required by the Merger Agreement (the “Nivalis Name Change”).

Q:	What will happen to Nivalis if, for any reason, the merger does not close?

A:	If, for any reason, the merger does not close, Nivalis’ board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Nivalis, resume its research and development activities and continue to operate the business of Nivalis or dissolve and liquidate its assets. If Nivalis decides to dissolve and liquidate its assets, Nivalis would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Nivalis and setting aside funds for reserves.

If Nivalis were to continue its business, it would need to hire scientific personnel necessary to resume research and development activities on its GSNOR inhibitor platform, or identify, acquire and develop other products or product candidates. In addition, as of May 1, 2017, the Nivalis workforce was comprised of five employees, all of whom are involved in either financial and administrative roles or in conducting limited activities related to maintenance of Nivalis’ patent portfolio. Nivalis has ceased all research activities and has no ongoing clinical trials. If Nivalis decides to reestablish a viable operating business and/or pursue development of other products or product candidates, Nivalis will need to rebuild its senior management team and hire scientific managerial and other personnel to lead and staff all of its necessary functions, especially its research, development and commercialization areas, and raise substantial funds to support these activities.

Q:	Why are the two companies proposing to merge?

A:	Alpine and Nivalis believe that the merger will result in a specialty pharmaceutical company focused on the development and commercialization of proprietary, protein-based immunotherapies to treat cancer, inflammatory disorders and other diseases. For a discussion of Nivalis’ and Alpine’s reasons for the merger, please see the section entitled “The Merger—Nivalis Reasons for the Merger” and “The Merger—Alpine Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:	You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Nivalis or of Alpine as of the applicable record date. If you are a stockholder of Nivalis, you are entitled to vote at Nivalis’ special stockholder meeting (referred to herein as the “Nivalis special meeting”) to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock pursuant to the Merger Agreement. If you are a stockholder of Alpine, you are entitled to sign and return the Alpine written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger. This document serves as:

•	a proxy statement of Nivalis used to solicit proxies for the Nivalis special meeting;

•	a prospectus of Nivalis used to offer shares of Nivalis’ common stock in exchange for shares of Alpine’s capital stock in the merger and issuable upon exercise of Alpine’s warrants and options, as applicable; and

•	an information statement of Alpine used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

Q:	What is required to consummate the merger?

A:	To consummate the merger, Nivalis’ stockholders must approve the issuance of Nivalis’ common stock pursuant to the Merger Agreement and an amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split, and Alpine’s stockholders must adopt the Merger Agreement and, thereby, approve the merger and the other transactions contemplated therein.

The approval of the merger and the issuance of Nivalis’ common stock pursuant to the Merger Agreement by Nivalis’ stockholders requires the affirmative vote of the holders of a majority of the shares of Nivalis’ outstanding common stock having voting power present in person or represented by proxy at the Nivalis special meeting. The approval of the amendments to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split and the Nivalis Name Change requires the affirmative vote of the holders of a majority of the shares of Nivalis’ common stock having voting power outstanding on the record date for the Nivalis special meeting. The approval of the Nivalis Reverse Stock Split is required in order to authorize Nivalis’ issuance of the shares of its common stock pursuant to the Merger Agreement and avoid a delisting of Nivalis’ common stock from NASDAQ. Therefore, if the requisite stockholders of Nivalis approve the merger and the issuance of Nivalis’ common stock pursuant to the Merger Agreement but do not approve the Nivalis Reverse Stock Split, the merger will not be consummated.

The adoption of the Merger Agreement and the approval of the merger and related transactions by Alpine’s stockholders requires the affirmative vote (or written consent) of the holders of a majority of (a) the outstanding shares of Alpine’s common stock and preferred stock, voting together as one class and (b) the outstanding shares of Alpine’s preferred stock voting as a separate class.

Certain of Alpine’s stockholders who in the aggregate own approximately 94% of the outstanding shares of Alpine’s capital stock on an as converted to common stock basis (subject to the Alpine Support Agreement Cutback), and certain of Nivalis’ stockholders who in the aggregate own approximately 34% of the outstanding shares of Nivalis’ common stock, are parties to support agreements with Nivalis and Alpine, respectively, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the transactions contemplated therein, including the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders pursuant to the Merger Agreement. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Alpine’s stockholders who are party to the support agreements will, subject to the Alpine Support Agreement Cutback, each execute written consents approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Alpine capital stock required to adopt the Merger Agreement, thereby approving the merger, have agreed, subject to the Alpine Support Agreement Cutback, to adopt the Merger Agreement via written consent. Stockholders of Alpine, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.

In addition to the requirement of obtaining the stockholder approvals described above and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What will Alpine’s stockholders, warrantholders and optionholders receive in the merger?

A:	As a result of the merger, Alpine’s stockholders, warrantholders and optionholders will become entitled to receive shares, or rights to acquire shares, of Nivalis’ common stock equal to, in the aggregate, approximately 74% of the Fully-Diluted Common Stock of Nivalis. At the closing of the merger, Alpine warrantholders and optionholders will have their Alpine warrants and options converted into warrants and options to purchase Nivalis’ common stock, with the number of Nivalis shares subject to such warrant or option, and the exercise price, being appropriately adjusted to reflect the exchange ratio between Nivalis’ common stock and Alpine capital stock determined in accordance with the Merger Agreement.

For a more complete description of what Alpine’s stockholders, warrantholders and optionholders will receive in the merger, please see the sections entitled and “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of Nivalis following the merger?

A:	In connection with the merger, Nivalis’ board of directors will be expanded to include a total of seven directors. Pursuant to the terms of the Merger Agreement, four of such directors will be designated by Alpine, two of such directors will be designated by Nivalis, and one director will be an independent designee approved by a majority of the other directors. It is anticipated that, following the closing of the merger, Nivalis’ board of directors will be constituted as follows:

Name	Current Principal Affiliation
Mitchell H. Gold, M.D.	Alpine Immune Sciences, Inc. Executive Chairman and Chief Executive Officer
Peter Thompson M.D.	Alpine Immune Sciences, Inc., Director
James N. Topper, M.D., Ph.D.	Alpine Immune Sciences, Inc., Director
Jay Venkatesan, M.D.	Alpine Immune Sciences, Inc. President and Director
Robert Conway	Nivalis Therapeutics, Inc., Director
Paul Sekhri	Nivalis Therapeutics, Inc., Director
Independent Designee (TBD)	(TBD)

Q:	Who will be the executive officers of Nivalis immediately following the merger?

A:	Immediately following the consummation of the merger, the executive management team of Nivalis is expected to be composed solely of the members of the Alpine executive management team prior to the merger:

Name	Title
Mitchell H. Gold, M.D.	Executive Chairman and Chief Executive Officer
Jay Venkatesan, M.D.	President and Director
Stanford Peng, M.D. Ph.D.	Executive Vice President of Research and Development and Chief Medical Officer
Paul Rickey	Senior Vice President and Chief Financial Officer

Q:	As a stockholder of Nivalis, how does Nivalis’ board of directors recommend that I vote?

A:	After careful consideration, Nivalis’ board of directors recommends that Nivalis’ stockholders vote:

•	“FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the merger;

•	“FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split;

•	“FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Name Change;

•	“FOR” Proposal No. 4 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

Q:	As a stockholder of Alpine, how does Alpine’s board of directors recommend that I vote?

A:	After careful consideration, Alpine’s board of directors recommends that Alpine’s stockholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated by the Merger Agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:	You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Nivalis and Alpine, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the merger will occur sometime soon after the Nivalis special meeting to be held on [●], 2017 but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?

A:	Nivalis and Alpine urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of Nivalis, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via phone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Nivalis special meeting.

If you are a stockholder of Alpine, you may execute and return your written consent to Alpine in accordance with the instructions provided by Alpine.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:	If you are a stockholder of Nivalis, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1 and 4 and will have the same effect as voting against Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the Nivalis special meeting.

Q:	May I vote in person at the special meeting of stockholders of Nivalis?

A:	If your shares of Nivalis’ common stock are registered directly in your name with Nivalis’ transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Nivalis. If you are a stockholder of Nivalis of record, you may attend the Nivalis special meeting and vote your shares in person. Even if you plan to attend the Nivalis special meeting in person, Nivalis requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Nivalis special meeting if you become unable to attend. If your shares of Nivalis’ common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Nivalis special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Nivalis special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Nivalis special meeting.

Q:	When and where is the special meeting of Nivalis’ stockholders?

A:	The Nivalis special meeting will be held at [●], at [●], Mountain time, on [●], 2017. Subject to space availability, all of Nivalis’ stockholders as of the record date, or their duly appointed proxies, may attend the Nivalis special meeting. Since seating is limited, admission to the Nivalis special meeting will be on a first-come, first-served basis. Registration and seating will begin at [●], Mountain time.

Q:	If my Nivalis shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Nivalis’ common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Proposal Nos. 1, 2 or 3. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Nivalis’ stockholders of record, other than those of Nivalis’ stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Nivalis special meeting in one of three ways. First, a stockholder of record of Nivalis can send a written notice to the Secretary of Nivalis stating that it would like to revoke its proxy. Second, a stockholder of record of Nivalis can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Nivalis can attend the Nivalis special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of Nivalis of record or a stockholder who owns Nivalis shares in “street name” has instructed a broker to vote its shares of Nivalis’ common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:	Nivalis and Alpine will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Nivalis’ common stock for the forwarding of solicitation materials to the beneficial owners of Nivalis’ common stock. Nivalis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?

A:	If you are a stockholder of Nivalis and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Nivalis Therapeutics, Inc.

PO Box 18387

Boulder, CO 80308

Tel: (720) 600-4740

Attn: R. Michael Carruthers, Interim President and Chief Financial Officer

If you are a stockholder of Alpine, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Alpine Immune Sciences, Inc.

201 Elliott Avenue West, Suite 230

Seattle, WA 98119

Tel: (206) 788-4545

Attn: Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer

Prospectus Summary

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Nivalis special meeting and Alpine’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the opinion of Ladenburg Thalmann & Co. Inc. attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The Companies

Nivalis Therapeutics, Inc.

PO Box 18387

Boulder, Colorado 80308

(720) 600-4740

Nivalis is a pharmaceutical company that has historically been focused on the discovery and development of product candidates for patients with cystic fibrosis (“CF”). Nivalis’ GSNOR inhibitors selectively target an enzyme known as S-nitrosoglutathione reductase, which we refer to as GSNOR. GSNOR regulates levels of an endogenous protein known as S-nitrosoglutathione or GSNO. Depleted levels of GSNO have been associated with CF, asthma, inflammatory bowel diseases and certain cardiovascular diseases. Our lead product candidate, cavosonstat (N91115), is a small molecule inhibitor of GSNOR that was being evaluated in patients with CF. However, in light of recent negative results from two clinical trials of cavosonstat in CF patients, Nivalis determined to discontinue the development of this compound in CF and has shifted its strategic emphasis to focus on identifying and evaluating strategic alternatives not related to GSNOR inhibition or specific to CF. Nivalis currently does not have any drugs that are commercially available and none of its drug candidates have obtained the approval of the U.S. Food and Drug Administration (“FDA”) or any similar foreign regulatory authority.

Alpine Immune Sciences, Inc.

201 Elliott Avenue West, Suite 230

Seattle, Washington 98119

(206) 788-4545

Alpine is a development-stage specialty pharmaceutical company focused on discovering and developing protein-based immunotherapies targeting the immune synapse to treat cancer, inflammatory disorders, and other diseases. Alpine’s proprietary Variant Immunoglobulin Domain™ ( “vIgD™”) scientific platform uses a process known as directed evolution to create therapeutics potentially capable of modulating human immune system proteins. Alpine’s vIgD platform creates molecules which can be formatted in many different ways, including standard Fc fusion proteins, localized Fc fusion proteins, and monoclonal antibody fusion proteins as well as formulated as a Transmembrane Immunomodulatory Protein (“TIP™”) or as a Secreted Immunomodulatory Protein (“SIP™”). Alpine expects to request regulatory approval to begin human clinical trials of ALPN-101, Alpine’s dual ICOS/CD28 antagonist program, in the second half of 2018. Alpine expects the target indication for the ALPN-101 program will be inflammatory disorders. In October 2015, Alpine signed a research and license agreement with Kite Pharma, Inc. (“Kite”), granting Kite an exclusive license to two of Alpine’s TIP programs for use in Kite’s chimeric antigen receptor T cell (“CAR-T”) and T cell receptor (“TCR”) programs. Alpine received $5.5 million in up front cash and is eligible to receive up to $530 million in developmental, clinical, and regulatory milestone payments in addition to royalties on any products containing Alpine’s TIPs. Alpine currently does not have any drugs commercially available and none of its drug candidates have obtained approval of the FDA or any similar foreign regulatory authority.

Nautilus Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Nivalis, and was formed solely for the purposes of carrying out the merger.

The Merger (see page 94)

If the merger is completed, Merger Sub will merge with and into Alpine, with Alpine surviving as a wholly owned subsidiary of Nivalis.

At the Effective Time, each share of Alpine capital stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Appraisal Rights” below) will be converted into the right to receive approximately 1.9878 shares of Nivalis’ common stock, subject to adjustment to account for the Nivalis Reverse Stock Split. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Immediately following the consummation of the merger, current stockholders, optionholders and warrantholders of Alpine will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis, with current stockholders, optionholders and warrantholders of Nivalis owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis. Nivalis will assume outstanding and unexercised options and warrants to purchase Alpine capital stock, and each such option or warrant will be converted into options or warrants, as applicable, to purchase Nivalis’ common stock.

For a more complete description of the merger exchange ratio please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as Nivalis and Alpine agree. Nivalis and Alpine anticipate that the consummation of the merger will occur in the third quarter of the fiscal year. However, because the merger is subject to a number of conditions, neither Nivalis nor Alpine can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, assuming that Nivalis receives the required stockholder approval of Proposal No. 3, Nivalis will be renamed “Alpine Immune Sciences, Inc.”

Reasons for the Merger (see page 108)

Following the merger, the combined organization will focus on the development and commercialization of Alpine’s innovative immunotherapies. Alpine is focused on discovering and developing modern, protein-based immunotherapies targeting the immune synapse to treat cancer, inflammation, and other diseases. Alpine’s proprietary variant immunoglobulin domain (“vIgD”) platform uses a process known as directed evolution to create therapeutics potentially capable of modulating human immune system proteins. In Alpine’s pre-clinical studies, the vIgD platform has identified novel proteins with the ability to either enhance or diminish an immune response. These proteins could be potentially applicable therapeutically to both oncology (cancer) and inflammatory diseases. Alpine has also developed its transmembrane immunomodulatory protein (“TIP”) technology, based on the vIgD platform, to potentially enhance engineered cellular therapies. Nivalis and Alpine believe that the combined organization will have the following potential advantages:

•	Emerging Development-Stage Company. Alpine is focused on discovering and developing, using its vIgD platform, modern, protein-based immunotherapies potentially capable of either enhancing or diminishing an immune response and thereby potentially applicable therapeutically to both oncology and inflammatory diseases. Alpine expects to request regulatory approval to begin human clinical trials of ALPN-101, Alpine’s dual ICOS/CD28 antagonist program, in the second half of 2018.

•	Management Team. It is expected that the combined organization will be led by the experienced senior management from Alpine and a board of directors with representation from each of Nivalis and Alpine.

•	Cash Resources. The combined organization is expected to have approximately $90.0 million in cash and cash equivalents at the closing of the merger, which Nivalis and Alpine believe is sufficient to enable Alpine to implement its near-term business plans.

Each of Nivalis’ and Alpine’s respective board of directors also considered other reasons for the merger, as described herein. For example, Nivalis’ board of directors considered, among other things:

•	the strategic alternatives of Nivalis to the merger, including the discussions that Nivalis’ management and Nivalis’ board of directors previously conducted with other potential merger partners;

•	the failure of cavosonstat to show success in clinical trials and the unlikelihood that such circumstances would change for the benefit of Nivalis’ stockholders in the foreseeable future;

•	the risk associated with, and uncertain value and costs to stockholders of, liquidating Nivalis;

•	the risks of continuing to operate Nivalis on a stand-alone basis, including the early-stage nature of its GSNOR inhibitor portfolio and the need to raise additional funding and expend significant resources to advance this portfolio and to rebuild its infrastructure and management to continue its operations; and

•	the opportunity as a result of the merger for Nivalis’ stockholders to participate in the potential value of the Alpine product candidate portfolio.

In addition, Alpine’s board of directors approved the merger based on a number of factors, including the following:

•	the potential increased access to sources of capital and a broader range of investors to support the clinical development of its products than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	Alpine’s board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for Alpine’s stockholders after reviewing the various strategic options to enhance stockholder value that were considered by Alpine’s board of directors;

•	the cash resources of the combined organization expected to be available at the closing of the merger; and

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes.

Opinion of the Nivalis Financial Advisor (see page 113)

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), the financial advisor of Nivalis, delivered to Nivalis’ board of directors a written opinion dated April 17, 2017, addressed to Nivalis’ board of directors, to the effect that, as of the date of the opinion and based on and subject to various assumptions, qualifications and limitations described in the opinion, the consideration to be paid by Nivalis in the proposed merger was fair, from a financial point of view, to Nivalis’ stockholders. The full text of this written opinion to Nivalis’ board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/

prospectus/information statement and is incorporated by reference in its entirety into this proxy statement. Holders of Nivalis’ common stock are encouraged to read the opinion carefully in its entirety. The Ladenburg opinion was provided to Nivalis’ board of directors in connection with its evaluation of the consideration provided for in the merger. It does not address any other aspect of the proposed merger or any alternative to the merger and does not constitute a recommendation as to how Nivalis’ stockholders of Nivalis should vote or act in connection with the merger or otherwise.

Overview of the Merger Agreement

Merger Consideration (see page 128)

At the Effective Time, all outstanding shares of Alpine capital stock shall convert into the right to receive shares of Nivalis’ common stock as follows:

•	each share of Alpine’s capital stock outstanding immediately prior to the Effective Time (excluding shares of Alpine’s common stock held as treasury stock or held by Alpine, Merger Sub or any subsidiary of Alpine) will automatically be converted into the right to receive a number of shares of Nivalis’ common stock equal to approximately 1.9878 (subject to adjustment to account for the Nivalis Reverse Stock Split, if consummated, the “exchange ratio”). This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

Immediately after the merger, based on the exchange ratio, Alpine’s current stockholders, warrantholders and option holders will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis with current stockholders, optionholders and warrantholders of Nivalis owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Nivalis’ common stock that Alpine’s stockholders will be entitled to receive for changes in the market price of Nivalis’ common stock after the date the Merger Agreement was signed. Accordingly, the market value of the shares of Nivalis’ common stock issued pursuant to the merger will depend on the market value of the shares of Nivalis’ common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Nivalis’ Stock Options (see page 135)

Prior to the closing of the merger, Nivalis’ board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase Nivalis’ common stock will be accelerated in full effective as of immediately prior to the Effective Time. The number of shares of common stock underlying such options and the exercise price for such options will be adjusted to account for the Reverse Stock Split. The terms governing options to purchase Nivalis’ common stock will otherwise remain in full force and effect following the closing of the merger.

Treatment of Alpine’s Stock Options and Warrants (see page 135)

Pursuant to the Merger Agreement, at the Effective Time:

•

each option to purchase shares of Alpine’s capital stock that is outstanding and unexercised immediately prior to the Effective Time granted under the Alpine Amended and Restated 2015 Stock Plan, whether or not vested, will be assumed by Nivalis and will become an option to purchase that number of shares of Nivalis’ common stock equal to the product obtained by multiplying (i) the number of shares of Alpine’s common stock that were subject to such option immediately prior to the

Effective Time by (ii) the exchange ratio. The per share exercise price for shares of Nivalis’ common stock issuable upon exercise of each Alpine option assumed by Nivalis shall be determined by dividing (a) the per share exercise price of Alpine’s common stock subject to such Alpine option, as in effect immediately prior to the Effective Time, by (b) the exchange ratio. Any restriction on the exercise of any Alpine option assumed by Nivalis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Alpine option shall otherwise remain unchanged; and

•	each warrant to purchase shares of Alpine capital stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Nivalis and will become a warrant to purchase that number of shares of Nivalis’ common stock equal to the product obtained by multiplying (i) the number of shares of Alpine’s common stock, or the number of shares of Alpine’s common stock issuable upon conversion of the shares of Alpine’s preferred stock issuable upon exercise of the Alpine warrant, as applicable, that were subject to such warrant immediately prior to the Effective Time by (ii) the exchange ratio. The per share exercise price for shares of Nivalis’ common stock issuable upon exercise of each Alpine warrant assumed by Nivalis shall be determined by dividing (a) the per share exercise price of Alpine’s common stock or preferred stock subject to such Alpine warrant, as in effect immediately prior to the Effective Time, by (b) the exchange ratio. Any restriction on any Alpine warrant assumed by Nivalis shall continue in full force and effect and the terms and other provisions of such Alpine warrant shall otherwise remain unchanged.

Conditions to the Completion of the Merger (see page 135)

To consummate the merger, Nivalis’ stockholders must approve (a) the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock in the merger, and (b) an amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split. Additionally, Alpine’s stockholders must adopt the Merger Agreement thereby approving the merger and the other transactions contemplated by the Merger Agreement. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 140)

Each of Nivalis and Alpine agreed that, except as described below, from the date of the Merger Agreement until the earlier of the consummation of the merger or the termination of the Merger Agreement in accordance with its terms, Nivalis and Alpine and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined in the section titled “The Merger Agreement—No Solicitation” below), or “acquisition inquiry” (as defined in the section titled “The Merger Agreement—No Solicitation” below);

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction (as defined in the section titled “The Merger Agreement—No Solicitation” below); or

•	publicly propose to do any of the above.

Termination of the Merger Agreement (see page 145)

Either Nivalis or Alpine can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 147)

If the Merger Agreement is terminated under certain circumstances, Nivalis or Alpine will be required to pay the other party a termination fee of $2.5 million or, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $1.0 million.

Subscription Agreement (see page 149)

On April 18, 2017, in conjunction with the execution and delivery of the Merger Agreement, Alpine entered into the subscription agreement (the “Subscription Agreement”) with certain current stockholders of Alpine pursuant to which Alpine agreed to sell, and the purchasers listed therein agreed to purchase, shares of Alpine’s capital stock for an aggregate purchase price of approximately $17.0 million. The merger is conditioned upon the closing of the Pre-Closing Financing (as defined in the section titled “The Merger—Background of the Merger—Historical Background for Alpine” below), to occur immediately prior to the closing of the merger.

The consummation of the Pre-Closing Financing is subject to certain conditions, including the satisfaction or waiver of each of the conditions to the consummation of the merger set forth in the Merger Agreement (other than those conditions that are to be satisfied or waived at the closing of the merger or the Pre-Closing Financing, but subject to the satisfaction or waiver of such conditions) and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the Pre-Closing Financing, the SEC having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remain pending, and the adoption of the Merger Agreement and the approval of the merger by Alpine’s stockholders.

Nivalis has certain termination and amendment consent rights under the Subscription Agreement and is also an express third-party beneficiary of the Subscription Agreement, with the right to specifically enforce its terms, including the obligations of the parties to consummate the Pre-Closing Financing if the conditions to consummation have been satisfied.

Support Agreements (see page 151)

Certain stockholders of Alpine are each party to a support agreement with Nivalis pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder of Alpine, to vote all of his, her or its shares of Alpine’s capital stock in favor of the adoption of the Merger Agreement and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Alpine’s stockholders and against any acquisition proposal. The parties to the support agreements with Nivalis are as follows:

•	Alpine Immunosciences, L.P.

•	OrbiMed Private Investments VI, LP

•	Frazier Life Sciences VIII, L.P.

•	Mitchell H. Gold, M.D.

•	Jay Venkatesan, M.D.

The stockholders of Alpine that are party to a support agreement with Nivalis owned an aggregate of 315,625 shares of Alpine’s common stock and 16,032,028 shares of Alpine’s preferred stock, representing approximately 94% of the outstanding shares of Alpine’s capital stock on an as converted to common stock basis, in each case as of April 18, 2017. These stockholders include only executive officers and directors of Alpine and any stockholder owning more than 5% of Alpine’s outstanding stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, stockholders of Alpine holding a sufficient number of shares to adopt the Merger Agreement and thereby approve the merger will execute written consents (subject to the Alpine Support Agreement Cutback) providing for such adoption and approval.

Certain of Nivalis’ stockholders are each party to a support agreement with Alpine pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Nivalis’ common stock in favor of approval of (i) the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders, (ii) an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split, (iii) an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the other matters to be approved on date of the Nivalis special meeting, and (v) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Nivalis’ stockholders at the Nivalis special meeting and against any acquisition proposal.

The stockholders of Nivalis that are party to a support agreement with Alpine owned an aggregate of 5,367,209 shares of Nivalis’ common stock, representing approximately 34% of the outstanding common stock of Nivalis as of April 18, 2017. These stockholders include executive officers and directors of Nivalis and certain stockholders owning more than 5% of Nivalis’ outstanding stock. The parties to the support agreements with Alpine are as follows:

•	The Estate of Arnold S. Snider, III

•	Deerfield Special Situations Fund, L.P.

•	Deerfield Private Design Fund, L.P.

•	Deerfield Private Design International, L.P.

•	Deerfield Private Design Fund II., L.P.

•	Deerfield Private Design International II, L.P.

•	R. Michael Carruthers

•	Robert Conway

•	Howard Furst, M.D.

•	Evan Loh, M.D.

•	John Moore

•	Paul Sekhri

•	Cynthia Smith

•	Janice Troha

The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

Lock-up Agreements (see page 153)

As a condition to the closing of the merger, certain of Nivalis’ stockholders and Alpine’s stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Nivalis’ common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the closing of the merger until 180 days from the closing date of the merger.

As of April 18, 2017, Nivalis’ stockholders who have committed to execute lock-up agreements beneficially owned in the aggregate approximately 24% of the outstanding shares of Nivalis’ common stock.

Alpine’s stockholders who have committed to execute lock-up agreements as of April 18, 2017 owned in the aggregate approximately 94% of the outstanding shares of Alpine’s capital stock on an as if converted into common stock basis.

Management Following the Merger (see page 237)

Effective as of the closing of the merger, Nivalis’ executive officers are expected to include:

Name	Title
Mitchell H. Gold, M.D. Jay Venkatesan, M.D.	Chief Executive Officer President
Stanford Peng, M.D. Ph.D.	Executive Vice President of Research and Development and Chief Medical Officer
Paul Rickey	Senior Vice President and Chief Financial Officer

Interests of Certain Directors, Officers and Affiliates of Nivalis and Alpine (see pages 120 and 124)

In considering the recommendation of Nivalis’ board of directors with respect to the issuance of Nivalis’ common stock pursuant to the Merger Agreement and the other matters to be acted upon by Nivalis’ stockholders at the Nivalis special meeting, Nivalis’ stockholders should be aware that certain members of Nivalis’ board of directors and executive officers of Nivalis have interests in the merger that may be different from, or in addition to, interests they have as Nivalis’ stockholders. For example, Nivalis has entered into certain employment and retention agreements with each of its remaining executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $940,835 (collectively, not individually, and excluding the value of any accelerated vesting of stock options) and the acceleration of options to purchase shares of Nivalis’ common stock, held by those officers, based on data available as of April 25, 2017 and assuming a covered termination of employment of each executive officer’s employment as of such date.

As of April 18, 2017, Nivalis’ directors and executive officers beneficially owned, in the aggregate approximately 3% of the outstanding shares of Nivalis’ common stock. Additionally, approximately 24% of the outstanding shares of Nivalis’ common stock are beneficially owned by funds affiliated with Deerfield Management Company, L.P., an investment firm with which one of Nivalis’ directors is affiliated. Certain of Nivalis’ officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

In considering the recommendation of Alpine’s board of directors with respect to approving the merger and related transactions by written consent, Alpine’s stockholders should be aware that certain members of Alpine’s board of directors and certain of Alpine’s executive officers have interests in the merger that may be different from, or in addition to, interests they have as Alpine’s stockholders. For example, certain of Alpine’s directors and executive officers have options, subject to vesting, to purchase shares of Alpine’s common stock which, at the closing of the merger, shall be converted into and become options to purchase shares of Nivalis’ common stock, certain of Alpine’s directors and executive officers are expected to become directors and executive officers of Nivalis upon the closing of the merger, and all of Alpine’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

As of April 18, 2017, all of Alpine’s directors and executive officers, together with their affiliates, owned approximately 94% of the outstanding shares of Alpine capital stock, on an as converted to common stock basis. Certain of Alpine’s officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

Risk Factors (see page 25)

Both Nivalis and Alpine are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:

•	The exchange ratio is not adjustable based on the market price of Nivalis’ common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•	The exchange ratio is not adjustable based on the net cash of either Nivalis or Alpine at the Effective Time, so the relative ownership of the combined organization as between current stockholders of Alpine and current stockholders of Nivalis may not reflect the ratio of net cash of Nivalis and Alpine, respectively, at the closing of the merger;

•	Failure to complete the merger may result in Nivalis and Alpine paying a termination fee or expenses to the other and could harm the price of Nivalis’ common stock and the future business and operations of each company;

•	The merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which Nivalis and Alpine operate that apply to all companies generally and other causes;

•	Some of Nivalis’ and Alpine’s respective officers and directors have interests that are different from or in addition to those considered by other stockholders of Alpine and Nivalis and which may influence them to support or approve the merger;

•	The market price of the combined organization’s common stock may decline as a result of the merger;

•	Nivalis’ and Alpine’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•	During the pendency of the merger, Nivalis and Alpine may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•	Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•	Because the lack of a public market for shares of Alpine’s capital stock makes it difficult to evaluate the fairness of the merger, Alpine’s stockholders may receive consideration in the merger that is less than the fair market value of the shares of Alpine’s capital stock and/or Nivalis may pay more than the fair market value of the shares of Alpine’s capital stock; and

•	If the conditions to the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Nivalis and Alpine both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 129)

In the United States, Nivalis must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Global Market (“NASDAQ”) in connection with the issuance of shares of Nivalis’ common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not become effective.

NASDAQ Stock Market Listing (see page 129)

Prior to consummation of the merger, Nivalis intends to file an initial listing application with NASDAQ pursuant to NASDAQ Stock Market LLC “reverse merger” rules. If such application is accepted, Nivalis anticipates that Nivalis’ common stock will be listed on The NASDAQ Global Market following the closing of the merger under the trading symbol “ALPN”.

Anticipated Accounting Treatment (see page 130)

The merger will be treated by Nivalis as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Alpine is considered to be acquiring Nivalis in the merger.

Appraisal Rights (see page 130)

Holders of Nivalis’ common stock are not entitled to appraisal rights in connection with the merger. Alpine’s stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) attached hereto as Annex C, and the section entitled “The Merger—Appraisal Rights” in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 273)

Both Nivalis and Alpine are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Alpine’s stockholders will become stockholders of Nivalis, and their rights will be governed by the DGCL, Nivalis’ amended and restated bylaws and, Nivalis’ amended and restated certificate of incorporation, as amended by the amendments set forth in Annex D and Annex E, assuming Proposal Nos. 2 and 3 are approved. The rights of Nivalis’ stockholders contained in Nivalis’ amended and restated certificate of incorporation and Nivalis’ amended and restated bylaws differ from the rights of Alpine’s stockholders under Alpine’s amended and restated certificate of incorporation and Alpine’s bylaws, as more fully described under the section entitled “Comparison of Rights of Holders of Nivalis Stock and Alpine Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Nivalis and Alpine, summary unaudited pro forma condensed financial data for Nivalis and Alpine, and comparative historical and unaudited pro forma per share data for Nivalis and Alpine.

Selected Historical Financial Data of Nivalis

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are derived from the Nivalis audited financial statements prepared using accounting principles generally accepted in the United States, which are included in this proxy statement/prospectus/information statement. The selected financial data as of December 31, 2014, 2013, and 2012 and for the years ended December 31, 2013 and 2012 are derived from the Nivalis audited financial statements, which are not included in this proxy statement/prospectus/information statement. The statement of operations data for the three months ended March 31, 2017 and 2016, as well as the balance sheet data as of March 31, 2017, are derived from the Nivalis unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Nivalis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Nivalis’ financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. These historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,					Three Months Ended March 31,
Statement of Operations Data:	2016	2015	2014	2013	2012	2017	2016
	(in thousands, except per share data)					(unaudited)
Revenue	$—	$—	$—	$—	$—	$—	$—
Operating expenses:
Research and development	23,316	16,054	12,200	13,136	7,100	2,758	5,567
General and administrative	8,586	6,844	2,287	2,141	1,930	2,781	2,367
Restructuring charges	—	—	—	—	—	3,486	—

Loss from operations	(31,902)	(22,898)	(14,487)	(15,277)	(9,030)	(9,025)	(7,934)
Interest and other income, net	439	80	296	10	151	109	96
Interest expense	—	—	(845)	(931)	(694)	—	—

Net loss	(31,463)	(22,818)	(15,036)	(16,198)	(9,573)	(8,916)	(7,838)
Gain on extinguishment of convertible debt as a capital transaction	—	—	378	—	—	—	—

Net loss attributable to common shareholders	$(31,463)	$(22,818)	$(14,658)	$(16,198)	$(9,573)	$(8,916)	$(7,838)

Weighted average shares outstanding—basic and diluted	15,492	9,371	723	155	137	15,644	15,462

Net loss per share attributable to common stockholders—basic and diluted	$(2.03)	$(2.43)	$(20.27)	$(104.50)	$(69.88)	$(0.57)	$(0.51)

Selected Balance Sheet Data:	As of December 31,					As of March 31,
	2016	2015	2014	2013	2012	2017
			(in thousands)			(unaudited)
Cash, cash equivalents and marketable securities	$61,035	$87,254	$27,812	$1,098	$4,705	$52,674
Restricted cash	—	—	—	2,500	2,500	—
Working capital, net	55,164	83,267	26,027	(2,209)	5,050	49,148
Total assets	61,935	87,909	28,543	4,134	8,012	53,009
Total liabilities	6,499	4,419	2,415	17,629	5,406	3,789
Convertible preferred stock	—	—	41,880	77,793	77,793	—
Accumulated deficit	(180,300)	(148,837)	(126,019)	(110,983)	(94,785)	(189,216)
Total stockholders’ equity (deficit)	55,436	83,490	(15,752)	(91,288)	(75,188)	49,220

Selected Historical Financial Data of Alpine

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are derived from Alpine’s audited financial statements prepared using accounting principles generally accepted in the United States, which are included in this proxy statement/prospectus/information statement. The statement of operations data for the three months ended March 31, 2017 and 2016, as well as the balance sheet data as of March 31, 2017, are derived from the Alpine unaudited condensed financial statements included in this proxy statement/prospectus/information statement. In the opinion of management, the unaudited financial statements reflect all adjustments, which include normal recurring adjustments, necessary to state fairly Alpine’s results of operations and financial position. These historical results are not necessarily indicative of results to be expected in any future period. The selected financial data should be read in conjunction with Alpine’s financial statements and the related notes to those statements included in this proxy statement/prospectus/information statement and “Alpine Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,		Three Months Ended March 31,
	2016	2015	2017	2016
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues:
Collaboration revenue	$2,950	$492	$737	$737

Total revenues	2,950	492	737	737

Operating expenses:
Research and development	2,989	422	1,858	421
General and administrative	1,149	441	873	220

Total operating expenses	4,138	863	2,731	641

Income (loss) from operations	(1,188)	(371)	(1,994)	96
Other income	22	2	5	4

Income (loss) before taxes	(1,166)	(369)	(1,989)	100
Income tax expense	(66)	—	—	—

Net Income (loss) attributable to common stockholders	$(1,232)	$(369)	$(1,989)	$100

Basic net income (loss) per share attributable to common stockholders	$(1.08)	$(0.37)	$(1.61)	$0.03

Diluted net income (loss) per share attributable to common stockholders	$(1.08)	$(0.37)	$(1.61)	$0.03

Weighted-average shares used to compute basic net income (loss) per share attributable to common stockholders	1,136,066	1,000,000	1,238,090	1,000,000

Weighted-average shares used to compute diluted net income (loss) per share attributable to common stockholders	1,136,066	1,000,000	1,238,090	3,950,196

	December 31, 2016	December 31, 2015	March 31, 2017
			(unaudited)
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$11,819	$5,423	$13,568
Deferred revenue	2,008	4,958	1,271
Working capital, net	9,451	2,260	11,484
Total assets	12,595	5,439	14,519
Convertible preferred stock	11,535	610	15,535
Common stock	—	—	—
Additional paid-in capital	144	17	217
Accumulated deficit	(1,601)	(369)	(3,590)
Total stockholders’ deficit	(1,457)	(352)	(3,373)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Nivalis and Alpine

The following information does not give effect to the proposed one-for-four Reverse Stock Split of Nivalis common stock described in Nivalis’ Proposal No. 2.

The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting under U.S. GAAP. For accounting purposes, Alpine is considered to be acquiring Nivalis in the merger. The Nivalis and Alpine unaudited pro forma combined balance sheet data assume that the merger took place on March 31, 2017, and combines the Nivalis and Alpine historical balance sheets at March 31, 2017. The Nivalis and Alpine unaudited pro forma condensed combined statements of operations data assume that the merger took place as of January 1, 2016, and combines the historical results of Nivalis and Alpine for the three months ended March 31, 2017 and the year ended December 31, 2016.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the three months ended March 31, 2017, and for the year ended December 31, 2016 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Alpine’s capital stock will be converted into the right to receive shares of Nivalis common stock such that, immediately following the Effective Time, Nivalis’ current stockholders, optionholders, and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and Alpine’s current stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis, and is subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement, including the additional investments in Alpine of $16.7 million in April 2017 and approximately $17.0 million immediately prior to the consummation of the merger, as contemplated by the Subscription Agreement.

	For the Year Ended December 31, 2016	For the Three Months Ended March 31, 2017
	(in thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Total revenue	$2,950	$737
Research and development expenses	26,305	4,616
General and administrative expenses	9,735	3,426
Restructuring charges	—	3,486
Loss from operations	(33,090)	(10,791)
Net loss	(32,695)	(10,677)
Basic and diluted net loss per share	$(0.59)	$(0.19)

As of March 31, 2017
(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and marketable securities	$99,909
Working capital, net	88,367
Total assets	102,260
Accumulated deficit	(5,516)
Total stockholders’ equity	58,243

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net loss and book value per share of Nivalis common stock and the historical net loss and book value per share of Alpine common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Nivalis with Alpine on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed one-for-four reverse stock split of Nivalis common stock.

You should read the tables below in conjunction with the audited financial statements of Nivalis included in this proxy statement/prospectus/information statement and the audited financial statements of Alpine included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Nivalis Historical Per Common Share Data:
Basic and diluted net loss per share	$(2.03)	$(0.57)
Book value per share	$3.56	$3.14
Alpine Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.08)	$(1.61)
Book value per share	n/a	n/a
Combined Organization Per Common Share Data:
Basic and diluted net loss per share	$(0.59)	$(0.19)
Book value per share	n/a	$1.05

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with Nivalis’ business because these risks may also affect the combined organization — these risks can be found under the heading “Risk Factors — Risks Related to Nivalis” in this proxy statement/prospectus/information statement and in Nivalis’ Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, and other documents Nivalis has filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Nivalis common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio for the Alpine capital stock, and the exchange ratio is based on the outstanding capital stock of Alpine and the outstanding common stock of Nivalis, in each case immediately prior to the closing of the merger as described under the heading “The Merger—Merger Consideration.” Any changes in the market price of Nivalis common stock before the completion of the merger will not affect the number of shares of Nivalis’ common stock issuable to Alpine’s stockholders pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Nivalis’ common stock declines from the market price on the date of the Merger Agreement, then Alpine’s stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the merger the market price of Nivalis’ common stock increases from the market price of Nivalis’ common stock on the date of the Merger Agreement, then Alpine’s stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. The Merger Agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the market price of Nivalis’ common stock, for each one percentage point change in the market price of Nivalis’ common stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration payable to Alpine’s stockholders pursuant to the Merger Agreement.

Failure to complete the merger may result in Nivalis and Alpine paying a termination fee or expenses to the other party and could significantly harm the market price of Nivalis’ common stock and negatively affect the future business and operations of each company.

If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Nivalis or Alpine may be required to pay the other party a termination fee of $2.5 million or reimburse the transaction expenses of the other party, up to a maximum of $1.0 million. Even if a termination fee is not payable or transaction expenses are not reimbursable in connection with a termination of the Merger Agreement, each of Nivalis and Alpine will have incurred significant fees and expenses, such as legal and accounting fees which Nivalis and Alpine estimate will total approximately $1.3 million and $1.4 million, respectively, which must be paid whether or not the merger is completed. Further, if the merger is not completed, it could significantly harm the market price of Nivalis’ common stock.

In addition, if the Merger Agreement is terminated and the board of directors of Nivalis or Alpine determines to seek another business combination, there can be no assurance that either Nivalis or Alpine will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

The merger may be completed even though certain events occur prior to the closing that materially and adversely affect Nivalis or Alpine.

The Merger Agreement provides that either Nivalis or Alpine can refuse to complete the merger if there is a material adverse change affecting the other party between April 18, 2017, the date of the Merger Agreement, and the closing of the merger. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Nivalis or Alpine, including:

•	any effect resulting from the announcement or pendency of the merger or any related transactions;

•	the taking of any action, or the failure to take any action, by either Nivalis or Alpine required to comply with the terms of the Merger Agreement;

•	any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world, or any governmental or other response or reaction to any of the foregoing;

•	general economic or political conditions or conditions generally affecting the industries in which Alpine or Nivalis, as applicable, operates;

•	any rejection by a governmental body of a registration or filing by Nivalis or Alpine relating to certain intellectual property rights of Nivalis or Alpine;

•	any change in accounting requirements or principles or any change in applicable laws, rules, or regulations or the interpretation thereof;

•	with respect to Nivalis, any change in the stock price or trading volume of Nivalis excluding any underlying effect that may have caused such change;

•	with respect to Nivalis, the termination, sublease, or assignment of Nivalis’ facility lease, or failure to do the foregoing;

•	with respect to Nivalis, continued losses from operations or decreases in cash balances of Nivalis not materially inconsistent with kind and degree of losses from operations and decreases in cash balances which have occurred between December 31, 2016 and April 18, 2017;

•	with respect to Nivalis, the winding down of Nivalis’ operations not materially inconsistent with the kind and degree of winding down activities which have occurred between December 31, 2016 and April 18, 2017; and

•	with respect to Alpine, any change in the cash position of Alpine resulting from operations in the ordinary course of business.

If adverse changes occur and Nivalis and Alpine still complete the merger, the market price of the combined organization’s common stock may suffer. This in turn may reduce the value of the merger to the stockholders of Nivalis, Alpine or both.

Some Nivalis and Alpine officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Nivalis and Alpine participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended (“Securities Act”).

For example, Nivalis has entered into certain employment and severance benefits agreements with certain of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits in the event of a covered termination of employment of each executive officer’s employment. The closing of the merger will also result in the acceleration of vesting of options to purchase shares of Nivalis’ common stock held by Nivalis’ executive officers and directors, whether or not there is a covered termination of such officer’s employment. For more information concerning the treatment of Nivalis’ stock options in connection with the merger, see the section entitled “The Merger Agreement—Treatment of Nivalis Stock Options” in this proxy statement/prospectus/information statement. In addition, and for example, certain of Alpine’s directors and executive officers have options, subject to vesting, to purchase shares of Alpine’s common stock which, at the closing of the merger, shall be converted into and become options to purchase shares of Nivalis’ common stock, certain of Alpine’s directors and executive officers are expected to become directors and executive officers of Nivalis upon the closing of the merger, and all of Alpine’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Nivalis and Alpine to support or approve the merger. For more information concerning the interests of Nivalis’ and Alpine’s executive officers and directors, see the sections entitled “The Merger—Interests of Nivalis Directors and Executive Officers in the Merger” and “The Merger—Interests of Alpine Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of Nivalis’ common stock following the merger may decline as a result of the merger.

The market price of Nivalis’ common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined organization’s product candidates, business and financial condition following the merger;

•	the effect of the merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Nivalis and Alpine stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined organization is unable to realize the strategic and financial benefits currently anticipated from the merger, Nivalis’ and Alpine’s stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the expected strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Nivalis and Alpine may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Nivalis and Alpine to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Nivalis and Alpine from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and that failure to cooperate with the proponent of the proposal would be reasonably likely to be inconsistent with the board’s fiduciary duties. Moreover, even if a party receives what the party’s board of directors determines is a superior proposal, the Merger Agreement does not permit either party to terminate the Merger Agreement to enter into a superior proposal.

Because the lack of a public market for Alpine’s capital stock makes it difficult to evaluate the value of Alpine’s capital stock, the stockholders of Alpine may receive shares of Nivalis’ common stock in the merger that have a value that is less than, or greater than, the fair market value of Alpine’s capital stock.

The outstanding capital stock of Alpine is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Alpine. Because the percentage of Nivalis’ common stock to be issued to Alpine’s stockholders was determined based on negotiations between the parties, it is possible that the value of Nivalis’ common stock to be received by Alpine’s stockholders will be less than the fair market value of Alpine, or Nivalis may pay more than the aggregate fair market value for Alpine.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Nivalis and Alpine, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Nivalis and Alpine cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Nivalis and Alpine each may lose some or all of the intended benefits of the merger.

Risks Related to Nivalis

Risks Related to Nivalis’ Capital Requirements, Finances and Operations

Nivalis is a clinical-stage company with no drug products approved for commercial sale, Nivalis has incurred net losses since Nivalis’ inception, Nivalis anticipates that it will continue to incur significant losses for the foreseeable future, and Nivalis has had a limited operating history that may make it difficult for investors to evaluate the potential success of its business.

Nivalis is a clinical-stage pharmaceutical company and has not generated sustainable revenue from operations or been profitable since its inception in 2007, and it may never achieve profitability. Nivalis has devoted its resources to discovering and developing proprietary product candidates, but such product candidates cannot be marketed until clinical development and governmental approvals have been obtained. None of its product candidates have been approved for sale by any regulatory agency or are available for commercial sale and each will require significant additional capital to advance their development toward regulatory approval for commercial sale.

Nivalis has incurred significant net losses in each year since its inception, including net losses of $8.9 million for the three months ended March 31, 2017 and $31.5 million, $22.8 million, and $15.0 million for the years ended December 31, 2016, 2015, and 2014, respectively. As of March 31, 2017, Nivalis had an accumulated deficit of $189.2 million. Nivalis expects to continue to incur operating expenses and anticipates that it will continue to have losses in the foreseeable future.

Nivalis’ future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•	the ability to successfully consummate the merger or, if the merger is not completed, another strategic transaction involving Nivalis;

•	the timing, complexity and costs required for completion of the merger, or, if the merger is not completed, any transaction that may result from a further review of strategic alternatives;

•	personnel-related expenses, including salaries, benefits, stock-based compensation expense and other compensation costs related to implementing Nivalis’ restructuring plan;

•	the costs associated with archiving records related to Nivalis’ research and development, and general and administrative activities;

•	the costs of storing drug substance and drug product in compliance with cGMP requirements;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the extent to which Nivalis may elect to resume drug research and development activities in the future, if at all; and

•	costs that may be incurred in responding to disruptive actions by activist stockholders.

Nivalis’ losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital. Further, because of uncertainties relating to the outcome of the merger and the risks and uncertainties inherent in the biotechnology industry, Nivalis is unable to predict the extent of any future losses or whether it will become profitable.

There is no assurance that the proposed merger between Nivalis and Alpine will be completed in a timely manner or at all. If the merger with Alpine is not consummated, Nivalis’ business could suffer materially and its stock price could decline.

The consummation of the proposed merger between Nivalis and Alpine is subject to a number of closing conditions, including approval by Nivalis’ and Alpine’s stockholders and other customary closing conditions. The parties are targeting a closing of the transaction in the third quarter of 2017, however, there can be no assurance that the proposed merger will be consummated within their desired timeframe, or at all.

If the proposed merger between Nivalis and Alpine is not consummated, Nivalis may be subject to a number of material risks, and its business and stock price could be adversely affected, as follows:

•	Nivalis has incurred and expects to continue to incur significant expenses related to the proposed merger with Alpine, even if the merger is not consummated;

•	Nivalis could be obligated to pay Alpine a $2.5 million termination fee or up to $1.0 million in expense reimbursements in connection with the termination of the Merger Agreement, depending on the reason for the termination; and

•	The market price of Nivalis’ common stock may decline to the extent that the current market price reflects a market assumption that the proposed merger will be completed.

If the merger is not completed, Nivalis may be unsuccessful in completing an alternative transaction on terms that are as favorable as the terms of the proposed transaction with Alpine, or at all, and Nivalis may be unable to reestablish a viable operating business.

To date, Nivalis has not generated any revenue from product sales, and its assets currently consist primarily of cash, cash equivalents and marketable securities, its patent portfolio, Nivalis’ listing on NASDAQ and the

Merger Agreement with Alpine. While Nivalis has entered into the Merger Agreement with Alpine, the consummation of the merger with Alpine may be delayed or may not occur at all. If the merger is not completed, Nivalis’ board of directors may elect to pursue an alternative strategic transaction similar to the proposed merger with Alpine. Attempting to complete an alternative transaction will be costly and time consuming. If the merger with Alpine is not completed and Nivalis’ board of directors determines to pursue an alternative transaction, the terms of any such alternative transaction may not be as favorable to Nivalis and its stockholders as the terms of the proposed merger with Alpine, and Nivalis can make no assurances that such an alternative transaction would occur at all. Further, if the merger with Alpine is not completed, given the failure of the two Phase 2 trials of cavosonstat to achieve their primary endpoints, the discontinuation of Nivalis’ research and development efforts commencing in January 2017 and the cost to engage in further development activities, it is unlikely that Nivalis would be able to obtain the funding required to recommence its drug development activities.

If the merger is not completed, Nivalis’ board of directors may decide to pursue a dissolution and liquidation of Nivalis. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the merger will be completed. If the merger is not completed, Nivalis’ board of directors may decide to pursue a dissolution and liquidation of Nivalis. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Nivalis continues to fund its operations. In addition, if Nivalis’ board of directors were to approve and recommend, and its stockholders were to approve, a dissolution and liquidation of Nivalis, Nivalis would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. As a result of this requirement, a portion of Nivalis’ assets may need to be reserved pending the resolution of such obligations. In addition, Nivalis may be subject to litigation or other claims related to a dissolution and liquidation of Nivalis. If a dissolution and liquidation were pursued, Nivalis’ board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Nivalis’ common stock could lose all or a significant portion of their investment in the event of Nivalis’ liquidation, dissolution or winding up.

There is substantial doubt as to Nivalis’ ability to continue as a going concern if the merger is not completed.

Nivalis has had recurring losses from operations since inception and will likely not generate revenue for the foreseeable future. Nivalis believes that its existing cash, cash equivalents and marketable securities and interest thereon will be sufficient to fund its projected operating requirements under its current operating plan. However, if the merger is not completed and Nivalis’ operating plans change and its projected operating requirements increase, Nivalis may be unable to continue as a going concern. In this event, the perception that Nivalis may not be able to continue as a going concern may have an adverse impact on its business due to concerns about its ability to meet its future contractual obligations. Further, if Nivalis is unable to continue as a going concern, Nivalis may have to liquidate its assets, and the values it receives for its assets in liquidation and dissolution could be significantly lower than the values reflected in its financial statements and an investor could lose all or part of its investment in Nivalis.

Although Nivalis has ceased all further development of cavosonstat and its other potential product candidates, if it were to resume research and development activities, it would require substantial additional funding. Raising additional capital may cause dilution to its existing stockholders, restrict its operations or require it to relinquish rights to its technologies or to a product candidate.

Nivalis currently does not have any committed external source of funds and does not expect to generate any revenue in the foreseeable future. Nivalis believes that its existing cash, cash equivalents and marketable securities and interest thereon will be sufficient to fund its projected operating requirements under its current operating plan. Nivalis has based its estimates on assumptions that may prove to be wrong, and it may use its available capital resources sooner than it currently expects if its operating plans change. If the merger is not completed and Nivalis’ current operating plans change and it determines to pursue further research and development activities, it will require substantial additional funding to operate, and would expect to finance these cash needs through a combination of equity offerings, debt financings, government or other third-party funding and licensing or collaboration arrangements.

To the extent that Nivalis raises additional capital through the sale of equity or convertible debt, the ownership interests of its stockholders will be diluted. In addition, the terms of any equity or convertible debt it agrees to issue may include liquidation or other preferences that adversely affect the rights of Nivalis’ stockholders. Convertible debt financing, if available, may involve agreements that include covenants limiting or restricting Nivalis’ ability to take specific actions, such as incurring additional debt, making capital expenditures, and declaring dividends, and may impose limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business.

Additional funds may not be available when Nivalis needs them on terms that are acceptable to Nivalis, or at all. If adequate funds are not available to Nivalis on a timely basis, it may be required to curtail or cease its operations or it may have to relinquish rights to its technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to Nivalis.

If the merger is not completed, raising additional funding through debt or equity financing is likely to be difficult, could be dilutive and may cause the market price of Nivalis’ common stock to decline further.

To the extent that Nivalis raises additional capital through the sale of equity or convertible debt securities, the issuance of those securities could result in substantial dilution for Nivalis’ current stockholders and the terms may include liquidation or other preferences that adversely affect the rights of its current stockholders. Furthermore, the issuance of additional securities, whether equity or debt, by Nivalis, or the possibility of such issuance, may cause the market price of its common stock to decline further and existing stockholders may not agree with its financing plans or the terms of such financings.

The issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the pending merger will dilute substantially the voting power of Nivalis’ current stockholders.

If the pending merger is completed, each outstanding share of Alpine capital stock will be converted into the right to receive approximately 1.9878 shares of Nivalis’ common stock, subject to adjustment to account for the Nivalis Reverse Stock Split. Immediately following the merger, Nivalis’ stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and Alpine’s stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis. Accordingly, the issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the merger will reduce significantly the relative voting power of each share of Nivalis’ common stock held by its current stockholders. Consequently, Nivalis’ stockholders as a group will have significantly less influence over the management and polices of the combined organization after the merger than prior to the merger.

Nivalis has incurred and will continue to incur significant transaction costs in connection with the merger.

Nivalis has incurred and will continue to incur significant transaction costs in connection with the merger. Nivalis estimates that it will incur aggregate direct transaction costs of approximately $2.9 million associated with the merger and approximately $100,000 for its portion of shared transaction expenses, as well as additional costs associated with the commencement of the combined organization’s operation as a public company, which cannot be estimated accurately at this time.

If Nivalis fails to continue to meet all applicable NASDAQ requirements and NASDAQ determines to delist Nivalis’ common stock, the delisting could adversely affect the value of the merger, market liquidity of Nivalis’ common stock and the market price of its common stock could decrease.

Nivalis’ common stock is listed on NASDAQ. In order to maintain the listing, Nivalis must meet minimum financial and other requirements, including requirements for a minimum amount of capital, a minimum price per share and continued business operations so that it is not characterized as a “public shell company.” If Nivalis is unable to comply with NASDAQ’s listing standards, NASDAQ may determine to delist its common stock from NASDAQ. If its common stock is delisted for any reason, it could reduce the value of its common stock and its liquidity. Delisting would prevent Nivalis from satisfying a closing condition for the merger, and, in such event, Alpine may elect not to consummate the merger. If the merger is not completed and Nivalis chooses to reestablish a viable operating business, delisting could adversely affect Nivalis’ ability to obtain financing for the continuation of Nivalis’ operations or use its common stock in another strategic transaction. In addition, the combined organization must submit a new application for listing on NASDAQ pursuant to the reverse merger rules, and the combined organization will need to meet NASDAQ’s minimum listing requirements conditions.

Nivalis’ inability to utilize its net operating loss carryforwards before they expire may adversely affect its results of operations and financial condition.

In general, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards (“NOLs”), to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of Nivalis’ common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. Nivalis may have experienced ownership changes in the past and may experience ownership changes in the future. In addition, the closing of the merger may result in an ownership change. Limitations imposed on Nivalis’ ability to utilize NOLs as a result of ownership changes could cause it to pay U.S. federal and state income taxes earlier than it would otherwise be required if such limitations were not in effect and could cause such NOLs to expire unused.

Development and Regulatory Risks Related to Nivalis’ Business

Cavosonstat did not achieve its primary endpoint in two Phase 2 trials with CF patients, and Nivalis’ previous findings from preclinical studies in other potential disease areas may not be predictive of a benefit for cavosonstat or any other of Nivalis’ GSNOR inhibitors.

Nivalis has ceased all research and development activities for cavosonstat and all of its GSNOR inhibitors and it currently has no plans to pursue such development itself as it pursues closing of the merger. If, however, Nivalis’ operating plans change, and, whether or not it is successful in completing the merger, it resumes further development of cavosonstat or Nivalis’ other GSNOR inhibitors, these development activities may not result in drugs that are approved by regulatory authorities. Regulatory agencies, including the FDA, ultimately must approve any product candidate before it can be promoted, marketed or commercially distributed. Cavosonstat and any other potential product candidate Nivalis may develop will be subject to extensive and rigorous review and regulation by governmental authorities. Nivalis has never obtained approval for or commercialized a product candidate, and its portfolio of GSNOR inhibitors outside of CF is at an early stage of development and unproven. The timing of the drug development process is lengthy and can be unpredictable and may include post-marketing studies and surveillance. Any such development of Nivalis’ GSNOR inhibitors would require the expenditure of additional resources beyond Nivalis’ existing cash, cash equivalents or marketable securities. Of the large number of drugs in development for approval in the U.S., only a small percentage successfully complete the regulatory approval process and are commercialized. The success of any of Nivalis’ potential product candidates depends on, among other things:

•	Nivalis’ ability to complete clinical trials and other product research and development activities;

•	whether clinical trials demonstrate statistically significant and clinically meaningful efficacy not outweighed by safety issues;

•	meeting FDA and other regulatory agencies’ requirements to obtain approval for a product candidate; and

•	ensuring that the manufacturing processes and facilities of the third parties with which Nivalis contracts to manufacture a product candidate are in compliance with all relevant regulatory requirements, including those of the FDA.

If Nivalis were to resume development of one or more of its drug product candidates and is not successful with respect to one or more of these factors either in a timely manner or at all, significant delays in obtaining regulatory approval, including, but not limited to, denial of a new drug application (“NDA”), could result. Nivalis has never applied for, and has never received, regulatory approval for a drug. If Nivalis were to resume development of one or more of its drug product candidates and is unable to successfully complete the clinical development of a product candidate and meet other related regulatory requirements, it will be unable to obtain approval of an NDA from the FDA. It is possible that, even if Nivalis successfully completes clinical development, the FDA may refuse to accept Nivalis’ NDA for substantive review or may conclude after review of Nivalis’ data that Nivalis’ application is insufficient. If the FDA does not accept or approve Nivalis’ NDA, it may require that Nivalis conducts additional clinical, nonclinical or manufacturing studies or analyses and submit that data to it before it will reconsider Nivalis’ application. Depending on the extent of these or any other FDA requirements, approval of any NDA or application that Nivalis submits may be delayed by several years, or may require Nivalis to expend more resources than Nivalis has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve Nivalis’ NDA.

In addition, the regulatory agencies may not complete their review processes in a timely manner, or additional delays may result if a potential drug candidate is brought before an FDA advisory committee, which could recommend restrictions on approval or recommend non-approval of the product candidate. In addition, delays or rejections could result based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process. As a result, Nivalis cannot predict when, if at all, it will receive regulatory approval of any product candidate if Nivalis were to resume development of one or more of its drug product candidates.

Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent Nivalis from commercializing a product candidate, generating revenue and achieving and sustaining profitability. If any of these outcomes occur, it could have a material adverse effect on Nivalis’ business and could potentially cause it to cease operations. These factors could materially harm Nivalis’ business, and the value of its common stock would likely decline.

The regulatory approval processes of the FDA, the European Medicines Agency (“EMA”), and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable.

Nivalis is not permitted to market any of its potential product candidates in the U.S. or outside the U.S. until it receives approval of an NDA from the FDA or approval of a marketing application from the comparable regulatory authority in other countries. Should Nivalis determine to resume development of any of its GSNOR inhibitors, prior to submitting an NDA to the FDA for approval, Nivalis will need to complete its preclinical studies in the applicable indication, as well as all necessary clinical trials. Successfully initiating and completing clinical programs and obtaining approval of an NDA is a complex, lengthy, expensive and uncertain process, and FDA and other comparable foreign regulatory authorities may delay, limit or deny approval of a potential product candidate for many reasons, including, among others:

•	the results of Nivalis’ clinical trials may not meet the level of statistically significant and clinically meaningful efficacy with an acceptable safety profile as required by FDA, or other comparable regulatory authorities in other countries, for marketing approval;

•	the FDA or other comparable regulatory authorities in other countries may disagree with the number, design, size, conduct or implementation of Nivalis’ clinical trials;

•	the FDA or other comparable regulatory authorities may find the data from preclinical studies and clinical trials insufficient to demonstrate that the potential clinical and other benefits outweigh its safety risks;

•	the FDA or other comparable regulatory authorities in other countries may disagree with Nivalis’ interpretation of data from its preclinical studies and clinical trials;

•	the FDA or other comparable regulatory authorities in other countries may not accept data generated at one or more of Nivalis’ clinical trial sites;

•	if Nivalis’ NDAs or similar applications, if and when submitted, are reviewed by FDA or other comparable regulatory authorities, as applicable, the regulatory authorities may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of Nivalis’ application or may recommend that the FDA or other comparable regulatory authorities, as applicable, require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and restrictions on use of Nivalis’ clinical trial sites;

•	the FDA may determine that Nivalis’ NDAs, if and when submitted, must follow a different regulatory pathway than Nivalis has attempted, and there may be potentially extended standards, timelines, and/or costs in order to pursue approval;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and other comparable regulatory authorities may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require Nivalis to conduct post-authorization safety studies;

•	the FDA or other comparable regulatory authorities may determine that the manufacturing processes or facilities of third-party manufacturers with which Nivalis contracts are not in compliance with all relevant regulatory requirements, including cGMP requirements; or

•	the FDA or other comparable regulatory authorities may change their approval policies or adopt new regulations.

Any of these factors, many of which are beyond Nivalis’ control, could jeopardize Nivalis’ ability to obtain regulatory approval for and successfully market any of its potential product candidates, which would have a material adverse effect on Nivalis’ business and prospects.

If Nivalis were to resume research and development activities on its potential product candidates, Nivalis would depend on the successful completion of clinical trials for any potential product candidate. The positive clinical results, if any, obtained by Nivalis in future clinical trials may not be repeated in later-stage clinical trials.

Before obtaining regulatory approval for the sale of a potential product candidate, extensive clinical trials are required to demonstrate safety and efficacy in humans. Nivalis has not completed the clinical trials necessary to support an application for approval to market cavosonstat or any other potential product candidate. Successful completion of such clinical trials is a prerequisite to submitting an NDA to the FDA and, consequently, the ultimate approval and commercial marketing of any of Nivalis’ potential product candidates. A failure of one or more clinical trials can occur at any stage of testing. Further, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later preclinical testing or clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, despite positive preclinical and early stage clinical results, cavosonstat did not achieve the primary endpoint in two recently completed Phase 2 clinical trials in CF that were announced in November 2016 and February 2017, respectively. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for their products.

Should Nivalis choose to resume development of any of its potential candidates, Nivalis may experience a number of unforeseen events during, or as a result of, any future clinical trials that may be conducted on any of its potential product candidates that could adversely affect the completion of those clinical trials, including:

•	regulators, and/or institutional review boards or other reviewing bodies may not authorize Nivalis or its investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•	clinical trials of a potential product candidate may produce negative or inconclusive results, and Nivalis may decide, or regulators may require Nivalis, to conduct additional clinical trials or abandon product development programs;

•	the number of subjects required for clinical trials of a potential product candidate may be larger than anticipated, enrollment in these clinical trials may be insufficient or slower than anticipated or subjects may drop out of these clinical trials at a higher rate than anticipated;

•	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Nivalis in a timely manner, or at all;

•	clinical trials of a potential product candidate may be suspended or terminated for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

•	regulators, institutional review boards or data monitoring committees may require or recommend that Nivalis or its investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials of a potential product candidate may be greater than anticipated;

•	the supply or quality of a potential product candidate or other materials necessary to conduct clinical trials of a product candidate may be insufficient or inadequate; and

•	a potential product candidate may have undesirable side effects or other unexpected characteristics.

Negative or inconclusive results of any future clinical trials of Nivalis’ potential product candidates could mandate repeated or additional clinical studies. Despite the safety results reported in earlier clinical trials for cavosonstat, Nivalis does not know whether any other clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market cavosonstat in any other indications or any other potential product candidate. If later stage clinical trials do not produce favorable results, Nivalis’ ability to obtain regulatory approval for a potential product candidate may be adversely impacted.

Should Nivalis resume research and development activities, delays in clinical trials are common and have many causes, and any delay could have a material adverse effect on Nivalis’ business, such as increased costs and delays in Nivalis’ ability to obtain regulatory approval and commence product sales. In this event, Nivalis may be required to suspend, repeat or terminate its clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Clinical trials must be conducted in accordance with FDA regulations or other applicable foreign government regulations, and are subject to oversight by the FDA or other foreign regulatory authorities and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under cGMP and may require large numbers of test subjects.

If Nivalis resumes research and development activities relating to its GSNOR inhibitors, Nivalis may experience delays in clinical trials at any stage of development and testing of any such potential product candidate. Events which may result in a delay or unsuccessful completion of clinical trials for any of Nivalis’ GSNOR inhibitors include:

•	inability to secure a collaborative partner to undertake future development of any of Nivalis’ GSNOR inhibitors and raise funding necessary to initiate or continue a trial;

•	delays in obtaining regulatory approval to commence a trial;

•	delays in reaching agreement with FDA or regulatory authorities in other countries on final trial design;

•	imposition of a clinical hold based on the submission of results of clinical and preclinical studies or following an inspection of Nivalis’ clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites;

•	delays in obtaining required institutional review board approval at each site;

•	delays in recruiting and retaining suitable subjects to participate in a trial;

•	delays in having subjects complete participation in a trial or return for post-treatment follow-up;

•	delays caused by subjects dropping out of a trial due to side effects or otherwise;

•	clinical sites dropping out of a trial to the detriment of enrollment;

•	study personnel may administer the wrong version of a potential product candidate or assign study therapy to the wrong treatment group, resulting in disqualification of subjects from data analysis;

•	study personnel may not perform in accordance with good clinical practices;

•	a potential product candidate may have unforeseen adverse side effects;

•	time required to add new clinical sites; and

•	delays by Nivalis’ contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

If initiation or completion of any of Nivalis’ clinical trials are delayed for any of the above reasons, Nivalis’ development may be arrested, development costs may increase, the approval process could be delayed, any periods during which Nivalis may have the exclusive right to commercialize a potential product candidate may be reduced and Nivalis’ competitors may have more time to bring products to market before Nivalis does or otherwise delay Nivalis. Any of these events could impair Nivalis’ ability to generate revenue from product sales and impair its ability to generate regulatory and commercialization milestones and royalties, all of which could have a material adverse effect on Nivalis’ business.

Nivalis’ potential product candidates may cause adverse events or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

If Nivalis were to resume research and development activities relating to its GSNOR inhibitors, undesirable adverse events caused by the potential product candidates could cause Nivalis or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in the denial of regulatory approval by the FDA or other comparable foreign regulatory authorities for any or all targeted indications. It is possible that during the course of the clinical development of a potential product candidate, results of Nivalis’ clinical trials could reveal an unacceptable severity and prevalence of adverse events. In addition, Nivalis’ remaining preclinical testing may produce inconclusive or negative safety results, which may require it to conduct additional preclinical testing or to abandon a potential product candidate. Also, a potential product candidate may have unfavorable pharmacology or toxicity characteristics, or cause undesirable side effects.

Undesirable adverse events caused by a potential product candidate could affect patient recruitment or the ability of enrolled patients to complete a clinical trial or result in potential product liability claims. In addition, adverse events that occur in Nivalis’ trials as a consequence of the serious disease that is being studied may negatively affect the profile of the potential product candidate. The FDA or other regulatory authorities may determine that additional safety testing is required for a potential product candidate, which would cause a delay in Nivalis’ clinical development of such product candidate.

Additionally, if any potential product candidate receives marketing approval, and Nivalis or others later identify undesirable adverse events caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approval of the potential product candidate or impose restrictions on their distribution in the form of a modified risk evaluation and mitigation strategy;

•	regulatory authorities may require additional labeling, such as warnings or contraindications;

•	Nivalis may be required to change the way the product is administered or to conduct additional clinical studies;

•	Nivalis could be sued and held liable for harm caused to patients; and

•	Nivalis’ reputation may suffer.

Any of these events could prevent Nivalis from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm Nivalis’ business, results of operations and prospects. Any such events would increase Nivalis’ costs and could delay or prevent Nivalis’ ability to commercialize its product candidates should Nivalis resume development activities, which could adversely impact Nivalis’ business, financial condition and results of operations.

Cavosonstat and any other potential product candidate based on Nivalis’ GSNOR inhibitor portfolio are based on a novel technology, which may raise development issues Nivalis may not anticipate or be able to resolve, and regulatory issues that could delay or prevent approval.

Cavosonstat and any other potential product candidate based on Nivalis’ GSNOR inhibitor technology platform are based on a novel technology, and there can be no assurance that unforeseen development problems related to the novel technology will not arise in the future and cause significant delays should Nivalis determine to resume research and development activities relating to its GSNOR inhibitors. In this event, Nivalis may be unable to resolve any such unforeseen problems.

Regulatory approval of novel product candidates can be more expensive and take longer than other, more well-known or extensively studied pharmaceutical product candidates due to Nivalis’ and regulatory agencies’ lack of experience with them. There are no GSNOR inhibitors that Nivalis knows of in clinical development and none have been approved to date. Should Nivalis resume research and development activities relating to its GSNOR inhibitors, the novelty of Nivalis’ platform may lengthen the regulatory review process, require Nivalis to conduct additional studies or clinical trials, increase Nivalis’ development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of cavosonstat or any other potential product candidate based on its GSNOR inhibitor technology platform or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies or characterization that may be difficult or impossible to perform.

Even if Nivalis obtains regulatory approval for a potential product candidate, Nivalis will still face extensive ongoing regulatory requirements.

If Nivalis were to resume research and development activities relating to its GSNOR inhibitors, even if Nivalis obtains regulatory approval in the U.S., the FDA may still impose significant future restrictions on the indicated uses or marketing of a potential product candidate, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance, including Phase 4 clinical trials. Should Nivalis obtain regulatory approval, it will be subject to ongoing FDA requirements governing the labeling, manufacturing, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, manufacturers of drug products and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMPs, and adherence to commitments made in the NDA. If Nivalis or a regulatory agency discover previously unknown problems with a product, such as quality issues or adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including necessitating recall or withdrawal of the product from the market or suspension of manufacturing.

If Nivalis fails to comply with applicable ongoing regulatory requirements following approval of a product candidate, a regulatory agency may:

•	issue an untitled or warning letter asserting that Nivalis is in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending NDA or supplements to an NDA submitted by Nivalis; or

•	demand recall and/or seize product.

Any government investigation of alleged violations of law could require Nivalis to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit the commercialization of any potential product candidate and inhibit Nivalis’ ability to generate revenue.

The approval of a potential product candidate in any given market does not ensure approval in any other market.

If Nivalis were to resume research and development activities relating to its GSNOR inhibitors, in order to market any product candidate, Nivalis must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval in the U.S. by the FDA or by a regulatory agency in another country does not ensure approval by the regulatory authorities in other countries or jurisdictions or ensure approval for the same conditions of use. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for Nivalis and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Nivalis’ product candidates in those countries. Nivalis does not have any product candidates approved for sale in any jurisdiction, including international markets, and Nivalis does not have experience in obtaining regulatory approval in international markets. If Nivalis fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Nivalis’ target market will be reduced and its ability to realize the full market potential of its product candidates will be unrealized.

Risks Related to Nivalis’ Reliance on Third Parties

If Nivalis attempts to form strategic alliances or collaborations in the future with third parties for the development and commercialization of any of its product candidates, Nivalis may not be successful in establishing these alliances or collaborations.

Nivalis may seek to form strategic alliances or collaborations for the development and potential commercialization of its product candidates. Nivalis may not be successful in entering into any such transaction on favorable terms or at all. Nivalis’ potential product candidates may be considered to be too early in development for a collaborative effort or may be perceived as being too risky or without sufficient market potential or otherwise as insufficient for clinical, market or other reasons. If Nivalis were successful in entering into a strategic alliance or collaboration, its ability to generate revenue from the alliance or collaboration will depend on its collaborators’ abilities to establish the safety and efficacy of its product candidates, to obtain regulatory approvals and to achieve market acceptance. Strategic alliances and collaborations involving Nivalis product candidates pose many risks to Nivalis, including:

•	strategic alliances and collaborations may not lead to development of product candidates or commercialization of products in the most efficient manner or at all;

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these alliances

•	collaborators may interpret clinical trial or non-clinical study results differently than Nivalis does, may pursue further development and commercialization of Nivalis’ product candidates for indications that Nivalis does not believe are optimal, may not pursue further development and commercialization of Nivalis’ product candidates at all or may elect not to continue or renew research and development programs based on nonclinical or clinical trial results, changes in their strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Nivalis products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive;

•	collaborators with marketing and distribution rights to one or more products may not commit enough resources to their marketing and distribution;

•	collaborators may not properly maintain or defend Nivalis’ intellectual property rights or may use Nivalis’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate the proprietary information or expose Nivalis to potential litigation;

•	disputes may arise between Nivalis and collaborators that result in the delay or termination of the research, development or commercialization of Nivalis product candidates, that result in costly litigation or arbitration that diverts management attention and resources or that, if resolved unfavorably to Nivalis, result in adverse financial consequences for Nivalis under the terms of the applicable agreements; and

•	strategic alliances and collaborations may be terminated, either in their entirety or as to particular product candidates or programs, which may result in a need for a reallocation of internal funds or additional capital to pursue further development of the applicable product candidates.

Nivalis employees, consultants or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on Nivalis’ business.

Nivalis is exposed to the risk of fraud or other misconduct by its employees, consultants and other third parties, such as principal investigators, CROs and vendors, if any. Misconduct by these parties could include intentional, reckless or negligent conduct, and/or failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards Nivalis has established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to Nivalis. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Nivalis’ reputation. Nivalis has adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter misconduct, and the precautions Nivalis takes to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting Nivalis from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Nivalis, and Nivalis is not successful in defending itself or asserting its rights, those actions could have a significant impact on Nivalis’ business and results of operations, including the imposition of significant fines or other sanctions.

Intellectual Property Risks Related to Nivalis’ Business

It is difficult and expensive to protect Nivalis’ intellectual property rights and Nivalis cannot ensure that the protections used will prevent third parties from competing against Nivalis.

If Nivalis were to resume research and development activities relating to its GSNOR inhibitors, Nivalis’ success will depend, in part, on its ability to obtain and maintain intellectual property rights, both in the U.S. and other countries, successfully defend this intellectual property against third-party challenges and successfully enforce this intellectual property to prevent third-party infringement. Nivalis relies upon a combination of patents, trade secret protection and confidentiality agreements.

Nivalis’ ability to protect any of its product candidates and technologies from unauthorized or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents in both the U.S. and other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Changes in either the patent laws, implementing regulations or in interpretations of patent laws may diminish the value of Nivalis patent rights.

There can be no assurance that Nivalis will discover or develop patentable products or processes or that patents will issue from any pending patent applications owned or licensed by Nivalis or any patent applications Nivalis may own or license in the future, or if issued, that the breadth of such patent coverage will be sufficient. Nivalis cannot guarantee that claims of issued patents owned or licensed to Nivalis, either now or in the future, are or will be held valid or enforceable by the courts or, even if unchallenged, will provide Nivalis with exclusivity or commercial value for its product candidates or technology or any significant protection against competitive products or prevent others from designing around Nivalis’ claims. Further, if Nivalis encounters delays in regulatory approvals, the period of time during which Nivalis could market its product candidates under patent protection could be reduced. Nivalis’ patent rights also depend on Nivalis’ compliance with technology and patent licenses upon which Nivalis’ patent rights are based and upon the validity of assignments of patent rights from consultants and other inventors that were, or are, not employed by Nivalis.

Patent applications are generally maintained in confidence until publication. In the U.S., for example, patent applications are maintained in secrecy for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lag behind actual discoveries. Consequently, Nivalis cannot be certain that it was the first to invent, or the first to file patent applications on its product candidates. There is also no assurance that all of the potentially relevant prior art relating to Nivalis’ patents and patent applications has been found, which could be used by a third party to challenge the validity of Nivalis’ patents or prevent a patent from issuing from a pending patent application.

In addition, even if patents do successfully issue, third parties may challenge any patent Nivalis owns or licenses through adversarial proceedings in the issuing offices, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. If a third party asserts a substantial new question of patentability against any claim of a U.S. patent Nivalis owns or licenses, the USPTO may grant a request for reexamination, which may result in a loss of scope of some claims or a loss of the entire patent. The adoption of the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) has established additional opportunities for third parties to invalidate U.S. patent claims, including inter partes review and post-grant review, on the basis of a lower legal standards than reexamination and additional grounds.

Nivalis will incur significant ongoing expenses in maintaining its patent portfolio. Should Nivalis lack the funds to maintain its patent portfolio or to enforce its rights against infringers, Nivalis could be adversely impacted. Even if claims of infringement are without merit, any such action could divert the time and attention of management and impair Nivalis’ ability to access additional capital and/or cost Nivalis significant funds to defend.

Nivalis may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of Nivalis’ product candidates throughout the world would be prohibitively expensive. Competitors may manufacture and sell Nivalis’ potential products in those foreign countries where Nivalis has not filed for patent protection or where patent protection may be unavailable, not obtainable or ultimately not enforceable. Nivalis’ competitors might conduct research and development activities in countries where Nivalis does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Nivalis’ major commercial markets and, further, may be able to export otherwise infringing products to territories where Nivalis has patent protection but where enforcement is not as strong as that in the U.S. These products may compete with Nivalis’ products in jurisdictions where Nivalis does not have any issued patents and Nivalis’ patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Nivalis’ patent portfolio includes patents and patent applications in countries outside of the U.S., including Europe, Canada, Japan and Australia. The scope of coverage provided by these patents varies from country to country. Moreover, the laws of some foreign jurisdictions do not provide intellectual property rights to the same extent as in the U.S. and many companies have encountered significant difficulties in obtaining such rights in foreign jurisdictions. Outside of the U.S., patents Nivalis owns or licenses may become subject to patent opposition in the European Patent Office or similar proceedings, which may result in loss of scope of some claims or loss of the entire patent. Participation in adversarial proceedings is very complex, expensive, and may divert Nivalis’ management’s attention from the core business and may result in unfavorable outcomes that could adversely affect Nivalis’ ability to prevent third parties from competing with Nivalis.

Many companies have also encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for Nivalis to stop the infringement of its patents or marketing of competing products in violation of Nivalis’ proprietary rights generally. For example, an April 2014 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989.

If Nivalis encounters difficulties in protecting Nivalis’ intellectual property rights in foreign jurisdictions, the value of Nivalis’ proprietary technology could be substantially harmed. Proceedings to enforce Nivalis’ patent rights in certain foreign jurisdictions could result in substantial cost and divert Nivalis’ efforts and attention from other aspects of Nivalis’ business.

Intellectual property rights do not necessarily address all potential threats to Nivalis’ competitive advantage.

The degree of future protection afforded by Nivalis’ intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Nivalis’ business, or permit Nivalis to maintain its competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are similar to Nivalis’ product candidates but that are not covered by the claims of the patents that Nivalis owns or has exclusively licensed;

•	Nivalis or its licensors or strategic collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that Nivalis owns or has exclusively licensed;

•	Nivalis or its licensors or strategic collaborators might not have been the first to file patent applications covering certain of Nivalis’ inventions;

•	Others may independently develop similar or alternative technologies or duplicate any of Nivalis’ technologies without infringing Nivalis’ intellectual property rights;

•	It is possible that Nivalis’ pending patent applications will not lead to issued patents;

•	Issued patents that Nivalis owns or has exclusively licensed may not provide Nivalis with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by competitors;

•	Nivalis’ competitors might conduct research and development activities in countries where Nivalis does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Nivalis’ major commercial markets;

•	Nivalis may not develop additional proprietary technologies that are patentable; and

•	The patents of others may have an adverse effect on Nivalis’ business.

Should any of these events occur, they could significantly harm Nivalis’ business, results of operations and prospects.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Nivalis’ patent applications and the enforcement or defense of Nivalis’ issued patents.

On September 16, 2011, the Leahy-Smith Act was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Nivalis’ business, its current and pending patent portfolio and future intellectual property strategy. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Nivalis’ patent applications and the enforcement or defense of Nivalis’ issued patents, all of which could have a material adverse effect on Nivalis’ business and financial condition.

Obtaining and maintaining Nivalis’ patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Nivalis’ patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office (“USPTO”), the European Patent Office (“EPO”), and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on Nivalis’ international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Nivalis or its licensors fail to maintain the patents and patent applications covering Nivalis’ product candidates, Nivalis’ competitors might be able to enter the market, which would have a material adverse effect on Nivalis’ business.

Some of Nivalis’ intellectual property is licensed to it by a third party. If Nivalis fails to comply with its obligations in the agreement under which it licenses intellectual property rights from that third party, or otherwise experience disruptions to Nivalis’ business relationships with its licensor, Nivalis could lose license rights that are important to its business.

Nivalis has a license under certain patents and/or know-how to develop and commercialize certain of its potential product candidates. Nivalis’ existing license agreements impose, and Nivalis expects that any future license agreements will impose on Nivalis, various obligations. If Nivalis fails to comply with its obligations under these agreements, the licensor may have the right to terminate the license. If any of Nivalis’ licenses are terminated and Nivalis is not able to negotiate other agreements for use of the intellectual property protections underlying these product candidates, Nivalis would not be able to manufacture and market these potential products, which would adversely affect its business prospects and financial condition.

The patent protection and patent prosecution for some of Nivalis’ potential product candidates is dependent or may be dependent in the future on third parties.

While Nivalis normally seeks and gains the right to fully prosecute the patents relating to its potential product candidates, there may be times when platform technology patents or product-specific patents that relate to its potential product candidates are controlled by Nivalis’ licensors. In addition, Nivalis’ licensors and/or licensees may have back-up rights to prosecute patent applications in the event that Nivalis does not do so or chooses not to do so, and Nivalis’ licensees may have the right to assume patent prosecution rights after certain milestones are reached. If any of Nivalis’ licensing partners fail to appropriately prosecute and maintain patent protection for patents covering any of Nivalis’ potential product candidates, Nivalis’ ability to develop and commercialize those potential product candidates may be adversely affected and Nivalis may not be able to prevent competitors from making, using and selling competing products.

Nivalis may be subject to litigation alleging that Nivalis is infringing the intellectual property rights of third parties or litigation or other adversarial proceedings seeking to invalidate its patents or other proprietary rights, and Nivalis may need to resort to litigation to protect or enforce its patents or other proprietary rights, all of which will be costly to defend or pursue and uncertain in outcome and may prevent or delay any future development and commercialization efforts or otherwise affect its business.

Nivalis’ success also will depend, in part, on refraining from infringing patents or otherwise violating intellectual property owned or controlled by others. Numerous patents and pending applications are owned by third parties in the fields in which Nivalis may develop product candidates, both in the U.S. and elsewhere. It is difficult for industry participants, including Nivalis, to identify all third-party patent rights that may be relevant to any of its potential product candidates because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Moreover, because some patent applications are maintained in secrecy until the patents publish, Nivalis cannot be certain that third parties have not filed patent applications that cover Nivalis’ potential product candidates and technologies. Pharmaceutical companies, biotechnology companies, universities, research institutions and others may have filed patent applications or have received, or may obtain, issued patents in the U.S. or elsewhere relating to aspects of Nivalis’ technology, including its potential product candidates, processes for manufacture or methods of use, including combination therapy. It is uncertain whether the issuance of any third-party patents will require Nivalis to alter its potential product candidates or processes, obtain licenses, or cease certain activities.

If patents issued to third parties contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, Nivalis may be required to obtain licenses to these patents or to develop or obtain alternative non-infringing technology and cease practicing those activities, including potentially manufacturing or selling any products deemed to infringe those patents. If any licenses are required, there can be no assurance that Nivalis will be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, Nivalis might be prevented from pursuing the development and commercialization of certain of its potential product candidates. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give Nivalis’ competitors access to the same technology or intellectual property rights licensed to Nivalis. Nivalis’ failure to obtain a license to any technology that it may require to commercialize its potential product candidates on favorable terms may have a material adverse impact on its business, financial condition and results of operations.

Nivalis may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that Nivalis’ technologies, including its potential product candidates, processes for manufacture or methods of use, including combination therapy, or other proprietary technologies infringe their intellectual property rights. Parties making claims against Nivalis may obtain injunctive or other equitable relief, which could effectively block Nivalis’ ability to further develop and commercialize one or more of its potential product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from the business. In the event of a successful infringement or other intellectual property claim against Nivalis, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Nivalis’ affected products, which may be impossible or require substantial time and monetary expenditure. Nivalis cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Parties making successful claims against Nivalis may obtain injunctive or other equitable relief, which could effectively block Nivalis’ ability to further develop and commercialize one or more of its potential product candidates. Nivalis cannot provide any assurances that third-party patents do not exist which might be enforced against Nivalis’ products or potential product candidates, resulting in either an injunction prohibiting Nivalis’ sales, or, with respect to Nivalis’ sales, an obligation on Nivalis’ part to pay royalties and/or other forms of compensation to third parties.

Litigation, which could result in substantial costs to Nivalis (even if determined in Nivalis’ favor), may also be necessary to enforce any patents issued or licensed to Nivalis. The cost to Nivalis in initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in Nivalis’ favor, could be substantial, and litigation would divert management’s attention. Some of Nivalis’ competitors may be able to sustain the costs of complex patent litigation more effectively than Nivalis can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay Nivalis’ research and development efforts and limit its ability to continue its operations.

If Nivalis were to initiate legal proceedings against a third party to enforce a patent covering one of its potential product candidates or its technology, the defendant could counterclaim that its patent is invalid or unenforceable. In patent litigation in the U.S. and in most European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, Nivalis cannot be certain that there is no invalidating prior art, of which Nivalis and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Nivalis would lose at least part, and perhaps all, of the patent protection on one or more of its products or certain aspects of its platform technology. Such a loss of patent protection could have a material adverse impact on Nivalis’ business. Patents and other intellectual property rights also will not protect Nivalis’ technology if competitors design around its protected technology without legally infringing its patents or other intellectual property rights.

In addition, if a third party has filed patent applications in the U.S. prior to March 16, 2013 that claim technology also claimed by Nivalis, Nivalis may have to participate in interference proceedings in the USPTO to determine priority of invention. Such proceedings can be lengthy, are costly to defend and involve complex questions of law and fact the outcomes of which are difficult to predict. Moreover, Nivalis may have to participate in adversarial proceedings in the USPTO or foreign patent offices. An adverse decision relating to Nivalis’ patent rights could require it to cease using such technology, any of which could have a material adverse effect on its business, financial condition and results of operations. If initiated, adversarial proceedings could result in substantial costs to Nivalis, even if the eventual outcome is favorable to Nivalis.

If Nivalis is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its technology and products could be significantly diminished.

Nivalis also relies on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable or where patents have not issued. Nivalis attempts to protect its proprietary technology and processes, in part, with confidentiality agreements and assignment of invention agreements with its employees and confidentiality agreements with its consultants and certain contractors. There can be no assurance that these agreements will not be breached, that Nivalis would have adequate remedies for any breach, or that its trade secrets will not otherwise become known or be independently discovered by competitors. Nivalis may fail in certain circumstances to obtain the necessary confidentiality agreements, or their scope or term may not be sufficiently broad to protect Nivalis’ interests.

If Nivalis’ trade secrets or other intellectual property become known to its competitors, it could result in a material adverse effect on the business, financial condition and results of operations. To the extent that Nivalis or its consultants or research collaborators use intellectual property owned by others in work for Nivalis, disputes may also arise as to the rights to related or resulting know-how and inventions.

Nivalis may be subject to claims that it or its employees or consultants have wrongfully used or disclosed alleged trade secrets of its employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if Nivalis does not successfully do so, Nivalis may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of Nivalis’ current or former employees were previously employed at universities or biotechnology or pharmaceutical companies, including Nivalis’ competitors or potential competitors. Although no claims against Nivalis are currently pending, Nivalis may be subject to claims that these employees or Nivalis have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Nivalis fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could compromise Nivalis’ ability to commercialize, or prevent it from commercializing, its product candidates, which could severely harm the business. Even if Nivalis is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Nivalis’ Industry

Following its recent workforce reduction, Nivalis will not have resources or the required expertise to develop any of its potential product candidates, which may impair their value.

Because of the specialized scientific nature of the business and the unique properties of the GSNOR inhibitor platform, Nivalis’ ability to develop and commercialize any of its potential product candidates is highly dependent upon Nivalis’ ability to attract and retain qualified scientific and technical personnel, consultants and advisors. Nivalis’ recent workforce reduction resulted in the departure of Mr. Jon Congleton, the CEO, Dr. David Rodman, the CMO, Dr. Steven Shoemaker, the Vice President of Clinical Research and Development, and Dr. Sherif Gabriel, the Vice President of Research and Discovery. Additionally, the workforce reduction resulted in the elimination of all of Nivalis’ research and development staff. The loss of their services will significantly delay or prevent any resumption of the research and development of the GSNOR inhibitors should Nivalis choose to resume those activities in the future.

Should Nivalis need to recruit additional personnel in order to resume research and development activities, it will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, marketing and sales, which may strain Nivalis’ existing managerial, operational, regulatory compliance, financial and other resources. Nivalis also relies on consultants and advisors to assist in formulating its research and development strategy and adhering to complex regulatory requirements. Nivalis faces competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that Nivalis will be able to attract and retain such individuals in the future, on acceptable terms, if at all. Additionally, Nivalis’ operations are in Colorado, which may make attracting and retaining qualified scientific and technical personnel from outside of Colorado difficult. The failure to attract and retain qualified personnel, consultants and advisors could delay or prevent Nivalis’ ability to commercialize any of its potential product candidates based on the GSNOR inhibitor portfolio, which could have a material adverse effect on the business, financial condition and results of operations.

If research and development activities resume, Nivalis is exposed to potential product liability or similar claims, and insurance against these claims may not be available at a reasonable rate in the future or at all.

Drug development involves potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan, and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

Nivalis currently carries clinical trial liability insurance in the amount of $10.0 million in the aggregate, but there can be no assurance that it will be able to maintain such insurance if it were to resume drug development activities or that the amount of such insurance will be adequate to cover claims. Nivalis could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim outside the scope of indemnity or insurance coverage, if the indemnity is not performed or enforced in accordance with its terms, or if its liability exceeds the amount of applicable insurance. In addition, there can be no assurance that insurance will continue to be available on terms acceptable to Nivalis, if at all, or that if obtained, the insurance coverage will be sufficient to cover any potential claims or liabilities. Similar risks would exist upon the commercialization or marketing of any products by Nivalis or its collaborators.

Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for any products that may eventually be approved;

•	injury to Nivalis’ reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	costs of litigation;

•	distraction of management; and

•	substantial monetary awards to plaintiffs.

Should any of these events occur, it could have a material adverse effect on Nivalis’ business and financial condition.

Nivalis may become involved in securities class action litigation that could divert management’s attention and adversely affect the business and could subject Nivalis to significant liabilities.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this “Risk Factors” section of this proxy statement/prospectus/information statement and the consummation of any transaction resulting from Nivalis’ review of various strategic alternatives, may cause the market price of Nivalis’ common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Nivalis because biotechnology and pharmaceutical companies generally experience significant stock price volatility. Nivalis may become involved in this type of litigation in the future. Litigation typically is expensive and diverts management’s attention and resources, which could adversely affect the business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that Nivalis make significant payments.

Risks Related to Ownership of Nivalis’ Common Stock

Nivalis’ stock price is likely to be volatile and an active, liquid and orderly trading market may not develop for its common stock. As a result, stockholders may not be able to resell shares at or above their purchase price.

Prior to its initial public offering, which was completed in June 2015, there was no public market for shares of Nivalis’ common stock. Although Nivalis’ common stock is listed on NASDAQ, an active trading market for its common stock may not develop or, if it develops, may not be sustained. The lack of an active market may impair the ability of its stockholders to sell their shares at the time they wish to sell them or at a price that they consider reasonable, which may reduce the fair market value of their shares. Further, an inactive market may also impair Nivalis’ ability to raise capital by selling its common stock should it determine additional funding is required.

The market price of Nivalis’ common stock may fluctuate substantially as a result of many factors, some of which are beyond its control. For example, shares of Nivalis’ common stock have traded as high as $20.43 and as low as $2.00 in the twenty-three month period following the effective date of Nivalis’ IPO. These fluctuations could cause an investor to lose all or part of the value of his, her or its investment in Nivalis’ common stock. Factors that could cause fluctuations in the market price of Nivalis’ common stock include the following:

•	the announcement of the merger or another strategic transaction;

•	the development status of Nivalis’ potential product candidates;

•	the results of preclinical studies and clinical trials;

•	results of operations that vary from those of Nivalis’ competitors and the expectations of securities analysts and investors;

•	changes in expectations as to Nivalis’ future financial performance, including financial estimates by securities analysts and investors;

•	Nivalis’ announcement of significant contracts, acquisitions, or capital commitments;

•	announcements by Nivalis’ competitors of competing products or other initiatives;

•	announcements by third parties of significant claims or proceedings against Nivalis;

•	regulatory and reimbursement developments in the U.S. and abroad;

•	lack of an active, liquid or orderly market in Nivalis’ common stock;

•	future sales of Nivalis’ common stock or of debt securities;

•	additions or departures of key personnel; and

•	general domestic and international economic conditions unrelated to Nivalis’ performance.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of Nivalis’ common stock, regardless of Nivalis’ operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against Nivalis could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of management’s attention and resources.

Nivalis’ common stock may be delisted from NASDAQ if Nivalis is unable to maintain compliance with NASDAQ’s continued listing standards.

NASDAQ imposes, among other requirements, continued listing standards including minimum bid and public float requirements. The price of Nivalis’ common stock must trade at or above $1.00 to comply with NASDAQ’s minimum bid requirement for continued listing on NASDAQ. If Nivalis’ common stock trades at bid prices of less than $1.00 for a period in excess of 30 consecutive business days, NASDAQ could send a deficiency notice to Nivalis for not remaining in compliance with the minimum bid listing standards. Nivalis’ common stock has never traded below $1.00. However, if the closing bid price of Nivalis’ common stock fails to meet NASDAQ’s minimum closing bid price requirement, or if Nivalis otherwise fails to meet any other applicable requirements of NASDAQ and Nivalis is unable to regain compliance, NASDAQ may make a determination to delist Nivalis’ common stock. Any delisting of Nivalis’ common stock could adversely affect the market liquidity of Nivalis’ common stock and the market price of Nivalis’ common stock could decrease. Furthermore, if Nivalis’ common stock were delisted it could adversely affect Nivalis’ ability to obtain financing for the continuation of its operations and/or result in the loss of confidence by investors, customers, suppliers and employees.

Nivalis’ principal stockholders have a controlling influence over Nivalis’ business affairs and may make business decisions with which stockholders disagree and which may adversely affect the value of their investment.

Nivalis’ principal stockholders, which consist of entities affiliated with Deerfield Management Company, L.P., the Estate of Arnold H. Snider, III, and BVF Partners L.P., and certain of their affiliates, beneficially own or control, directly or indirectly, approximately 46% of the outstanding shares of Nivalis’ common stock. As a result, if some of these persons or entities act together, they will have the ability to exercise significant influence over matters submitted to the stockholders for approval, including the election and removal of directors, amendments to the certificate of incorporation and bylaws and the approval of any strategic transaction requiring the approval of the stockholders, including the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the merger. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of Nivalis or discouraging others from making tender offers for Nivalis shares, which could prevent Nivalis’ stockholders from receiving a premium for their shares. Some of these persons or entities who make up Nivalis’ principal stockholders may have interests different from other stockholders.

Future sales, or the perception of future sales, of a substantial amount of Nivalis’ common stock could depress the trading price of Nivalis’ common stock.

As of April 18, 2017, Nivalis has 200,000,000 shares of common stock authorized and 15,656,251 shares of common stock outstanding. Of these shares, the 6,325,000 shares sold during Nivalis’ IPO are freely tradable and, without giving effect to the purchase of shares by entities affiliated with certain of Nivalis’ existing stockholders, approximately 5.6 million shares are freely tradable under Rule 144 under the Securities Act by non-affiliates, and approximately 3.6 million shares are eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144. In addition, Nivalis has registered on a registration statement on Form S-3 that has been declared effective, (i) the sale of up to $125,000,000 in the aggregate of an indeterminate number of shares of common stock and preferred stock, an indeterminate principal amount of debt securities and an indeterminate number of warrants and (ii) the resale of up to 3,732,412 shares of common stock that are freely tradable by selling stockholders pursuant to a base prospectus that forms a part of the registration statement. The registration statement also registers the offering, issuance and sale of common stock having up to a maximum aggregate offering price of $20,000,000 that Nivalis may issue and sell in an at-the-market offering under a sales agreement Nivalis entered into with Cowen and Company, LLC on July 5, 2016 pursuant to a sales agreement prospectus that forms a part of the registration statement. As of March 31, 2017, approximately $19.8 million in shares of common stock remain for sale under the sales agreement.

If Nivalis or Nivalis’ stockholders sell substantial amounts of shares of Nivalis’ common stock in the public market or if the market perceives that these sales could occur, the market price of shares of Nivalis’ common stock could decline. These sales may make it more difficult for Nivalis to sell equity or equity-related securities in the future at a time and price that Nivalis deems appropriate, or to use equity as consideration for future acquisitions.

The JOBS Act allows Nivalis to postpone the date by which it must comply with certain laws and regulations intended to protect investors and to reduce the amount of information it provides in Nivalis’ reports filed with the SEC. Nivalis cannot be certain if this reduced disclosure will make Nivalis’ common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, Nivalis qualifies as an “emerging growth company” and could remain an “emerging growth company” until as late as December 31, 2020. For so long as Nivalis is an “emerging growth company,” it will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A of the Exchange Act;

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•	be subject to reduced disclosure obligations regarding executive compensation in Nivalis’ periodic reports and proxy statements.

Nivalis has irrevocably elected not to avail itself of an extended transition period under the JOBS Act that permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, Nivalis will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

Furthermore, if Nivalis takes advantage of some or all of the reduced disclosure requirements above, investors may find Nivalis’ common stock less attractive, which may result in a less active trading market for Nivalis’ common stock and greater stock price volatility.

Nivalis first became subject to rules and regulations established by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) regarding Nivalis’ internal control over financial reporting in the fiscal year ended December 31, 2016. If Nivalis’ internal controls are not determined to be effective, it may adversely affect investor confidence in Nivalis and, as a result, the market price of Nivalis’ common stock and a stockholder’s investment in Nivalis’ common stock.

As a public reporting company, Nivalis is subject to the rules and regulations established from time to time by the SEC and the PCAOB. These rules and regulations require, among other things, that Nivalis establish and periodically evaluate procedures with respect to its internal controls over financial reporting. Reporting obligations as a public company place a considerable strain on Nivalis’ financial and management systems, processes and controls, as well as on Nivalis’ personnel, particularly following Nivalis’ reduction in force, which resulted in approximately five employees remaining with Nivalis after March 31, 2017.

In addition, as a public company Nivalis is required to document and test its internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley so that its management can certify as to the effectiveness of its internal control over financial reporting. Maintaining and monitoring these internal controls may be more difficult with fewer resources available to perform the necessary documentation and testing, and Nivalis’ internal controls may be found to be deficient. Likewise, Nivalis’ independent registered public accounting firm will be required to provide an attestation report on the effectiveness of Nivalis’ internal control over financial reporting at such time as Nivalis ceases to be an “emerging growth company,” as defined in the JOBS Act, although, as described in the preceding risk factor, Nivalis could potentially qualify as an “emerging growth company” until December 31, 2020. At such time, Nivalis’ independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Nivalis’ controls are documented, designed or operating.

If Nivalis senior management is unable to conclude that it has effective internal control over financial reporting, or to certify the effectiveness of such controls, or if Nivalis’ independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of Nivalis’ internal control over financial reporting, or if material weaknesses in Nivalis’ internal controls are identified, Nivalis could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on the business and stock price. In addition, if Nivalis does not maintain adequate financial and management personnel, processes and controls, Nivalis may not be able to manage its business effectively or accurately report its financial performance on a timely basis, which could cause a decline in Nivalis’ common stock price and adversely affect the results of operations and financial condition.

Nivalis’ disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Nivalis’ disclosure controls and procedures are designed to reasonably ensure that information required to be disclosed by Nivalis in reports it files or submits under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Nivalis believes that any disclosure controls and procedures as well as internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are and will be met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Nivalis’ control system, misstatements due to error or fraud may occur and not be detected.

Nivalis expects to continue to incur significant costs as a result of operating as a public company, and the remaining management team will be required to devote substantial time to compliance efforts.

Nivalis will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Act and Sarbanes-Oxley as well as related rules implemented by the SEC and The NASDAQ Global Market, have imposed corporate governance requirements on public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. Nivalis expects that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of Sarbanes-Oxley, will substantially increase Nivalis’ expenses, including its legal and accounting costs, and make some activities more time-consuming and costly. Although the JOBS Act may for a limited period of time somewhat lessen the cost of complying with these additional regulatory and other requirements, Nivalis nonetheless expects to incur significant legal, accounting, insurance and certain other expenses in the future, which will negatively impact the business, results of operations and financial condition.

Anti-takeover provisions in Nivalis’ charter documents could discourage, delay or prevent a change in control of Nivalis and may affect the trading price of Nivalis’ common stock.

Nivalis’ corporate documents and the General Corporation Law of the State of Delaware (“DGCL”) contain provisions that may enable Nivalis’ board of directors to resist a change in control of Nivalis even if a change in control were to be considered favorable by Nivalis’ stockholders. These provisions:

•	stagger the terms of Nivalis’ board of directors and require 66 and 2/3% stockholder voting to remove directors, who may only be removed for cause;

•	authorize Nivalis’ board of directors to issue “blank check” preferred stock and to determine the rights and preferences of those shares, which may be senior to Nivalis’ common stock, without prior stockholder approval;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholders’ meetings;

•	prohibit Nivalis’ stockholders from calling a special meeting and prohibit stockholders from acting by written consent;

•	require 66 and 2/3% stockholder voting to effect certain amendments to Nivalis’ certificate of incorporation and bylaws; and

•	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates.

These provisions could discourage, delay or prevent a transaction involving a change in control of Nivalis. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause Nivalis to take other corporate actions Nivalis’ stockholders desire.

Claims for indemnification by Nivalis’ directors and officers may reduce Nivalis’ available funds to satisfy successful third-party claims against Nivalis and may reduce the amount of available cash.

Nivalis’ amended and restated certificate of incorporation provides that Nivalis will indemnify its directors to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, Nivalis’ amended and restated bylaws and Nivalis’ indemnification agreements that it has entered into with its directors and officers provide that:

•

Nivalis will indemnify its directors and officers for serving Nivalis in those capacities or for serving other business enterprises at Nivalis’ request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	Nivalis may, in its discretion, indemnify other employees and agents in those circumstances where indemnification is permitted by applicable law.

•	Nivalis is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	Nivalis will not be obligated pursuant to its amended and restated bylaws to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless the proceeding was authorized in the specific case by Nivalis’ board of directors or such indemnification is required to be made pursuant to Nivalis’ amended and restated bylaws.

•	The rights conferred in Nivalis’ amended and restated bylaws are not exclusive, and Nivalis is authorized to enter into indemnification agreements with Nivalis’ directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	Nivalis may not retroactively amend its amended and restated bylaw provisions to reduce its indemnification obligations to Nivalis’ directors or officers.

As a result, if Nivalis is required to indemnify one or more of its directors or officers, it may reduce its available funds to satisfy successful third-party claims against it, may reduce the amount of available cash and may have a material adverse effect on the business and financial condition.

Nivalis’ amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Nivalis’ stockholders, which could limit Nivalis’ stockholders’ ability to obtain a favorable judicial forum for disputes with Nivalis or Nivalis’ directors, officers, employees or agents.

Nivalis’ amended and restated certificate of incorporation provides that, unless Nivalis consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on Nivalis’ behalf, any action asserting a claim of breach of a fiduciary duty owed by any of Nivalis’ directors, officers, employees or agents to Nivalis or Nivalis’ stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, Nivalis’ amended and restated certificate of incorporation or Nivalis’ amended and restated bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of Nivalis’ common stock shall be deemed to have notice of and to have consented to this provision of Nivalis’ amended and restated certificate of incorporation. This choice of forum provision may limit Nivalis’ stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with Nivalis or Nivalis’ directors, officers, employees or agents, which may discourage such lawsuits against Nivalis and Nivalis’ directors, officers, employees and agents even though an action, if successful, might benefit Nivalis’ stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to Nivalis than to Nivalis’ stockholders. Alternatively, if a court were to find this provision of Nivalis’ amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Nivalis may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on Nivalis’ business, financial condition or results of operations.

Nivalis does not expect to pay any dividends on its common stock for the foreseeable future.

Nivalis currently expects to retain all future earnings, if any, for future operations and expansion, and has no current plans to pay any cash dividends to holders of Nivalis’ common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of Nivalis’ board of directors and will depend on, among other things, Nivalis’ results of operations, financial condition, cash requirements, contractual restrictions and other factors that Nivalis’ board of directors may deem relevant. As a result, stockholders may not receive any return on an investment in Nivalis’ common stock unless stockholders sell Nivalis’ common stock for a price greater than that which they paid for it.

Risks Related to Alpine

Alpine will need to raise substantial additional funds to advance development of its therapeutic candidates, and it cannot guarantee it will have sufficient funds available in the future to develop and commercialize its current or future therapeutic candidates.

Alpine will need to raise substantial additional funds to expand Alpine’s development, regulatory, manufacturing, marketing, and sales capabilities or contract with other organizations to provide these capabilities to Alpine. Alpine has used substantial funds to develop its therapeutic candidates and will require significant funds to conduct further research and development, preclinical testing, and clinical trials of its therapeutic candidates, to seek regulatory approvals for its therapeutic candidates, and to manufacture and market products, if any are approved for commercial sale. As of March 31, 2017, Alpine had $13.6 million in cash and cash equivalents. Based on Alpine’s current operating plan, and assuming consummation of the merger, Alpine believes its available cash and cash equivalents, will be sufficient to fund its planned level of operations for at least the next 12 months. Alpine’s future capital requirements and the period for which it expects its existing resources to support its operations may vary significantly from what it expects. Alpine’s monthly spending levels vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of Alpine’s therapeutic candidates are highly uncertain, Alpine is unable to estimate the actual funds it will require for development and any approved marketing and commercialization activities. To execute Alpine’s business plan, Alpine will need, among other things:

•	to obtain the human and financial resources necessary to develop, test, obtain regulatory approval for, manufacture, and market Alpine’s therapeutic candidates;

•	to build and maintain a strong intellectual property portfolio and avoid infringing intellectual property of third parties;

•	to establish and maintain successful licenses, collaborations, and alliances;

•	to satisfy the requirements of clinical trial protocols, including patient enrollment;

•	to establish and demonstrate the clinical efficacy and safety of Alpine’s therapeutic candidates;

•	to obtain regulatory approvals;

•	to manage Alpine’s spending as costs and expenses increase due to preclinical studies, clinical trials, regulatory approvals, manufacturing scale-up, and commercialization;

•	to obtain additional capital to support and expand Alpine’s operations; and

•	to market Alpine’s products to achieve acceptance and use by the medical community in general.

If Alpine is unable to obtain necessary funding on a timely basis or on acceptable terms, Alpine may have to delay, reduce, or terminate its research and development programs, preclinical studies, or clinical trials, if any, limit strategic opportunities, or undergo reductions in Alpine’s workforce or other corporate restructuring activities. Alpine also could be required to seek funds through arrangements with collaborators or others requiring Alpine to relinquish rights to some of its technologies or therapeutic candidates Alpine would otherwise pursue on its own. Alpine does not expect to realize revenue from product sales, milestone payments, or royalties in the foreseeable future, if at all. Alpine’s revenue sources are, and will remain, extremely limited unless and until Alpine’s therapeutic candidates are clinically tested, approved for commercialization, and successfully marketed.

To date, Alpine has financed its operations primarily through the sale of equity securities and payments received under Alpine’s license and research agreement with Kite. Alpine will be required to seek additional funding in the future and intends to do so through a combination of public or private equity offerings, debt financings, credit and loan facilities, research collaborations, and license agreements. Alpine’s ability to raise additional funds from these or other sources will depend on financial, economic, and other factors, many of which are beyond its control. Additional funds may not be available to Alpine on acceptable terms or at all.

If Alpine raises additional funds by issuing equity securities, its stockholders will suffer dilution, and the terms of any financing may adversely affect the rights of its stockholders. In addition, as a condition to providing additional funds to Alpine, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, may involve restrictive covenants limiting Alpine’s flexibility in conducting future business activities, and, in the event of a liquidation or insolvency, debt holders would be repaid before holders of equity securities receive any distribution of corporate assets. Alpine’s failure to raise capital or enter into such other arrangements within a reasonable timeframe would have a negative impact on its financial condition, and Alpine may have to delay, reduce, or terminate its research and development programs, preclinical or clinical trials, or undergo reductions in its workforce or other corporate restructuring activities.

Alpine is a biopharmaceutical company with a history of losses, expects to continue to incur significant losses for the foreseeable future, and may never achieve or maintain profitability.

Alpine is a biopharmaceutical company with a limited operating history, focused on the discovery and development of treatments based on protein-based immunotherapies. Since Alpine’s inception in 2014, Alpine has devoted its resources to developing novel protein-based immunotherapies using Alpine’s proprietary vIgD platform technology. Alpine has had significant operating losses since inception. As of March 31, 2017, Alpine had an accumulated deficit of $3.6 million. For the three months ended March 31, 2017 and for the years ended December 31, 2016 and 2015, Alpine’s net loss was $2.0 million, $1.2 million, and $0.4 million, respectively. Substantially all of Alpine’s losses have resulted from expenses incurred in connection with Alpine’s research programs and from general and administrative costs associated with Alpine’s operations. Alpine’s technologies and therapeutic candidates are in early stages of development, and Alpine is subject to the risks of failure inherent in the development of therapeutic candidates based on novel technologies.

To date, Alpine has generated revenue primarily from the receipt of research funding and upfront payments under Alpine’s license and research agreement with Kite. Alpine has not generated, and does not expect to generate, any revenue from product sales for the foreseeable future, and Alpine expects to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies, clinical trials, and the regulatory approval process for therapeutic candidates. The amount of future losses is uncertain. Alpine’s ability to achieve profitability, if ever, will depend on, among other things, Alpine’s or Alpine’s existing collaborators, or any future collaborators, successfully developing therapeutic candidates, obtaining regulatory approvals to market and commercialize therapeutic candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product, and raising sufficient funds to finance business activities. If Alpine or Alpine’s existing collaborators, or any future collaborators, are unable to develop and commercialize one or more of Alpine’s therapeutic candidates or if sales revenue from any therapeutic candidate receiving approval is insufficient, Alpine will not achieve profitability, which could have a material adverse effect on Alpine’s business, financial condition, results of operations, and prospects.

Alpine’s approach to the discovery and development of innovative therapeutic treatments based on Alpine’s technology is unproven and may not result in marketable products.

Alpine plans to develop novel protein-based immunotherapies using its proprietary vIgD platform technology for the treatment of cancer and inflammatory diseases. The potential to create therapies capable of working within an immune synapse, forcing a synapse to occur, or preventing a synapse from occurring is an important, novel attribute of Alpine’s vIgD platform. However, the scientific research forming the basis of Alpine’s efforts to develop therapeutic candidates based on Alpine’s vIgD platform is relatively new. Further, the scientific evidence to support the feasibility of developing therapeutic treatments based on Alpine’s vIgD platform is both preliminary and limited.

Relatively few therapeutic candidates based on immunoglobulin superfamily (“IgSF”) domains have been tested in animals or humans, and a number of clinical trials conducted by other companies using IgSF domains technologies have not been successful. Alpine may discover the therapeutic candidates Alpine develops using its vIgD platform do not possess certain properties required for the therapeutic to be effective, such as the ability to remain stable in the human body for the period of time required for the therapeutic to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. Alpine currently has only limited data, and no conclusive evidence, to suggest it can introduce these necessary therapeutic properties into vIgDs. Alpine may spend substantial funds attempting to introduce these properties and may never succeed in doing so. In addition, vIgDs may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. Even if Alpine’s programs, such as the ALPN-101 program, have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective, or harmful ways. For example, in the context of immunotherapies, in a Phase I clinical trial of TeGenero AG’s product candidate TGN1412, healthy volunteer subjects receiving the product candidate experienced cytokine release syndrome resulting in acute renal failure and acute respiratory distress syndrome requiring interventions such as dialysis and critical care support. Following this experience, regulatory agencies now ask for evaluation of immunomodulatory antibodies with a number of in vitro assays with human cells. While Alpine is currently performing in vitro proof of concept studies for several of its vIgDs, the risk profile in humans has yet to be assessed. As a result of all this, Alpine may never succeed in developing a marketable therapeutic, Alpine may not become profitable and the value of Alpine will decline.

Further, the FDA has relatively limited experience with vIgDs. No regulatory authority has granted approval to any person or entity, including Alpine, to market and commercialize therapeutics using vIgDs, which may increase the complexity, uncertainty, and length of the regulatory approval process for Alpine’s therapeutic candidates. Alpine and its current collaborators, or any future collaborators, may never receive approval to market and commercialize any therapeutic candidate. Even if Alpine or a collaborator obtains regulatory approval, the approval may be for disease indications or patient populations not as broad as Alpine intended or desired or may require labeling, including significant use or distribution restrictions or safety warnings. Alpine or a collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If therapeutic candidates Alpine develops using Alpine’s vIgD platform prove to be ineffective, unsafe or commercially unviable, Alpine’s entire platform and pipeline would have little, if any, value, which could have a material adverse effect on Alpine’s business, financial condition, results of operations, and prospects.

The market may not be receptive to Alpine’s therapeutic products based on a novel therapeutic modality, and Alpine may not generate any future revenue from the sale or licensing of therapeutic products.

Even if approval is obtained for a therapeutic candidate, Alpine may not generate or sustain revenue from sales of the therapeutic product due to factors such as whether the therapeutic product can be sold at a competitive price and otherwise accepted in the market, and therefore any revenue from sales of the therapeutic product may not offset the cost of development. The therapeutic candidates Alpine is developing are based on new technologies and therapeutic approaches. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a treatment based on Alpine’s vIgDs, and Alpine may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable coverage or reimbursement for, any therapeutic products developed by Alpine or Alpine’s existing collaborator or any future collaborators. Market acceptance of Alpine’s therapeutic products will depend on, among other factors:

•	the timing of Alpine’s receipt of any marketing and commercialization approvals;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the safety and efficacy of Alpine’s therapeutic products;

•	the prevalence and severity of any adverse side effects associated with Alpine’s therapeutic products;

•	the prevalence and severity of any adverse side effects associated with therapeutics of the same type or class as Alpine’s therapeutic products;

•	limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

•	relative convenience and ease of administration of Alpine’s therapeutic products;

•	the willingness of patients to accept any new methods of administration;

•	the success of Alpine’s physician education programs;

•	the availability of adequate government and third-party payor coverage and reimbursement;

•	the pricing of Alpine’s products, particularly as compared to alternative treatments;

•	Alpine’s ability to compliantly market and sell Alpine’s products; and

•	availability of alternative effective treatments for the disease indications Alpine’s therapeutic products are intended to treat and the relative risks, benefits, and costs of those treatments.

With Alpine’s focus on protein engineering wild-type IgSFs, these risks may increase to the extent this field becomes more competitive or less favored in the commercial marketplace. Additional risks apply in relation to any disease indications Alpine pursues which are classified as rare diseases and allow for orphan drug designation by regulatory agencies in major commercial markets, such as the U.S., EU and Japan. Because of the small patient population for a rare disease, if pricing is not approved or accepted in the market at an appropriate level for an approved therapeutic product with orphan drug designation, such drug may not generate enough revenue to offset costs of development, manufacturing, marketing, and commercialization despite any benefits received from the orphan drug designation, such as market exclusivity, assistance in clinical trial design, or a reduction in user fees or tax credits related to development expense. Market size is also a variable in disease indications not classified as rare. Alpine’s estimates regarding potential market size for any rare indication may be materially different from what Alpine discovers to exist at the time Alpine commences commercialization, if any, for a therapeutic product, which could result in significant changes in Alpine’s business plan and have a material adverse effect on Alpine’s business, financial condition, results of operations, and prospects.

If a therapeutic product with orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the therapeutic product is entitled to orphan product exclusivity, which means the FDA may not approve any other applications to market the same therapeutic product for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, could also block the approval of one of Alpine’s therapeutic products for seven years if a competitor obtains approval of the same therapeutic product as defined by the FDA or if Alpine’s therapeutic product is determined to be within the same class as the competitor’s therapeutic product for the same indication or disease.

As in the U.S., Alpine may apply for designation of a therapeutic product as an orphan drug for the treatment of a specific indication in the EU before the application for marketing authorization is made. Sponsors of orphan drugs in the EU can enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show its therapeutic product is safer, more effective, or otherwise clinically superior to the orphan-designated therapeutic product. The respective orphan designation and exclusivity frameworks in the U.S. and in the EU are subject to change, and any such changes may affect Alpine’s ability to obtain EU or U.S. orphan designations in the future.

Alpine’s therapeutic candidates are in early stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability.

Alpine has no products on the market and all of Alpine’s therapeutic candidates are in early stages of development. Alpine’s ability to achieve and sustain profitability depends on obtaining regulatory approvals, Institutional Review Board (“IRB”) approval to conduct clinical trials at particular sites, and successfully commercializing Alpine’s therapeutic candidates, either alone or with third parties, such as its collaborator Kite. Before obtaining regulatory approval for the commercial distribution of Alpine’s therapeutic candidates, Alpine or a collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of Alpine’s therapeutic candidates. Preclinical testing and clinical trials are expensive, difficult to design and implement, can take many years to complete, and are uncertain as to outcome. The start or end of a clinical study is often delayed or halted due to changing regulatory requirements, manufacturing challenges, required clinical trial administrative actions, slower than anticipated patient enrollment, changing standards of care, availability or prevalence of use of a comparative therapeutic or required prior therapy, clinical outcomes, or financial constraints. For instance, delays or difficulties in patient enrollment or difficulties in retaining trial participants can result in increased costs, longer development times, or termination of a clinical trial. Clinical trials of a new therapeutic candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the therapeutic candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, including the size of the patient population, the eligibility criteria for the clinical trial, the age and condition of the patients, the stage and severity of disease, the nature of the protocol, the proximity of patients to clinical sites, and the availability of effective treatments for the relevant disease.

A therapeutic candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for therapeutic candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care, and other variables. The novelty of Alpine’s platform may mean that Alpine’s failure rates are higher than historical norms. The results from preclinical testing or early clinical trials of a therapeutic candidate may not predict the outcome of later phase clinical trials of the therapeutic candidate, particularly in immuno-oncology and inflammatory disorders. Alpine, the FDA, an IRB, an independent ethics committee, or other applicable regulatory authorities may suspend clinical trials of a therapeutic candidate at any time for various reasons, including a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects. Similarly, an IRB or ethics committee may suspend a clinical trial at a particular trial site. Alpine may not have the financial resources to continue development of, or to enter into collaborations for, a therapeutic candidate if Alpine experiences any problems or other unforeseen events delaying or preventing regulatory approval of, or Alpine’s ability to commercialize, therapeutic candidates, including:

•	negative or inconclusive results from Alpine’s clinical trials, or the clinical trials of others for therapeutic candidates similar to Alpine, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	serious and unexpected drug-related side effects experienced by participants in Alpine’s clinical trials or by individuals using therapeutics similar to Alpine’s therapeutic candidates;

•	serious drug-related side effects experienced in the past by individuals using therapeutics similar to Alpine’s therapeutic candidates;

•	delays in submitting Investigational New Drug (“IND”) applications or clinical trial applications (“CTAs”), or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or IRBs to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA or comparable foreign authorities, such as the European Medicines Agency (“EMA”), regarding the scope or design of Alpine’s clinical trials;

•	delays in enrolling research subjects in clinical trials;

•	high drop-out rates of research subjects;

•	inadequate supply or quality of therapeutic product or therapeutic candidate components, or materials or other supplies necessary for the conduct of Alpine’s clinical trials, including those owned, manufactured or provided by companies other than Alpine;

•	greater than anticipated clinical trial costs, including the cost of any approved drugs used in combination with Alpine’s therapeutic candidates;

•	poor effectiveness of Alpine’s therapeutic candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	failure of Alpine’s third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•	delays and changes in regulatory requirements, policy, and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to Alpine’s technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

Product development involves a lengthy and expensive process with an uncertain outcome, and results of earlier pre-clinical and clinical trials may not be predictive of future clinical trial results.

Clinical testing is expensive and generally takes many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical trials and early clinical trials of Alpine’s product candidates may not be predictive of the results of larger, later-stage controlled clinical trials. Product candidates that have shown promising results in early-stage clinical trials may still suffer significant setbacks in subsequent clinical trials. Alpine has conducted no clinical trials to date. Alpine will have to conduct trials in its proposed indications to verify the results obtained to date and to support any regulatory submissions for further clinical development. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles despite promising results in earlier, smaller clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses. Alpine does not know whether Phase 1, Phase 2, Phase 3, or other clinical trials Alpine may conduct will demonstrate consistent or adequate efficacy and safety with respect to the proposed indication for use sufficient to receive regulatory approval or market its therapeutic candidates.

To date, Alpine’s revenue has been primarily derived from Alpine’s license and research agreement with Kite, and Alpine is dependent on Kite for the successful development of therapeutic candidates in the collaboration.

In October 2015, Alpine entered into an exclusive, worldwide license and research agreement with Kite to research, develop, and commercialize engineered autologous T cell therapies incorporating two programs from Alpine’s technology. Under the terms of the license and research agreement, Alpine will conduct initial research to deliver two program TIPs with certain pre-defined characteristics. Kite will then conduct further research on the program TIPs with the goal of demonstrating proof-of-concept. If successful, Kite would further engineer the program TIPs into certain CAR-T and TCR product candidates potentially enhancing anti-tumor response. Pursuant to the license and research agreement, Kite paid Alpine a $5.0 million upfront payment. Kite also paid $0.5 million in additional payments to support Alpine’s research. Alpine will be potentially eligible to receive up to $530.0 million in total milestone payments upon the successful completion of research, clinical, and regulatory milestones relating to both program TIPs. At Kite’s option, a portion of the milestone payments may be paid in shares of Kite’s common stock. Alpine will also potentially be eligible to receive a low single digit royalty for sales on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which the licensed product is no longer covered by certain intellectual property rights, and (ii) the expiration of a defined term beginning on the first commercial sale of the licensed product.

Continued success of Alpine’s collaboration with Kite, and its realization of the milestone and royalty payments under the agreement, depends entirely upon the efforts of Kite. Kite has sole discretion in determining and directing the efforts and resources, including the ability to discontinue all efforts and resources, it applies to the development and, if approval is obtained, commercialization and marketing of the therapeutic candidates covered by the collaboration. Kite may not be effective in obtaining approvals for the therapeutic candidates developed under the collaboration arrangement or marketing or arranging for necessary supply, manufacturing, or distribution relationships for any approved products. Kite may change its strategic focus or pursue alternative technologies in a manner resulting in reduced, delayed, or no revenue to Alpine. Kite has a variety of marketed products and its own corporate objectives and strategies may not be consistent with Alpine’s best interests. If Kite fails to develop, obtain regulatory approval for, or ultimately commercialize any therapeutic candidate under the Alpine collaboration or if Kite terminates the Alpine collaboration, Alpine’s business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, any dispute or litigation proceedings Alpine may have with Kite in the future could delay development programs, create uncertainty as to ownership of intellectual property rights, distract management from other business activities and generate substantial expense.

If Alpine is unable to secure intellectual property rights to programs covered under the license and research agreement, Kite may terminate the agreement and Alpine’s business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, any dispute or litigation proceedings Alpine may have with Kite related to intellectual property rights or other aspects of the agreement or the relationship could delay development programs, create uncertainty as to ownership of intellectual property rights, may distract management from other business activities and generate substantial expense.

If third parties on which Alpine depends to conduct its preclinical studies, or any future clinical trials, do not perform as expected, fail to satisfy regulatory or legal requirements, or miss expected deadlines, Alpine’s development program could be delayed, which may result in materially adverse effects on Alpine’s business, financial condition, results of operations and prospects.

Alpine relies in part on third party clinical investigators, contract research organizations (“CROs”), clinical data management organizations, and consultants to design, conduct, supervise, and monitor preclinical studies of Alpine’s therapeutic candidates and may do the same for any clinical trials. Because Alpine relies on third parties to conduct preclinical studies or clinical trials, Alpine has less control over the timing, quality, compliance, and other aspects of preclinical studies and clinical trials than Alpine would if Alpine conducted all preclinical studies and clinical trials on its own. These investigators, CROs and consultants are not Alpine’s employees and Alpine has limited control over the amount of time and resources they dedicate to Alpine’s programs. These third parties may have contractual relationships with other entities, some of which may be Alpine’s competitors, which may draw time and resources from Alpine’s programs. The third parties with which Alpine contracts might not be diligent, careful, compliant, or timely in conducting Alpine’s preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If Alpine cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their expected duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials, or meet expected deadlines, Alpine’s clinical development programs could be delayed and otherwise adversely affected. In all events, Alpine is responsible for ensuring each of its preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and certain foreign regulatory authorities, such as the EMA, require preclinical studies to be conducted in accordance with applicable Good Laboratory Practices (“GLPs”) and clinical trials to be conducted in accordance with applicable FDA regulations and Good Clinical Practices (“GCPs”), including requirements for conducting, recording, and reporting the results of preclinical studies and clinical trials to assure data and reported results are credible and accurate and the rights, integrity, and confidentiality of clinical trial participants are protected. Alpine’s reliance on third parties Alpine does not control and does not relieve Alpine of these responsibilities and requirements. Any such event could have a material adverse effect on Alpine’s business, financial condition, results of operations, and prospects.

Because Alpine relies on third party manufacturing and supply partners, Alpine’s supply of clinical trial materials may become limited or interrupted or may not be of satisfactory quantity or quality.

Alpine has established in-house recombinant protein generation capabilities for producing sufficient protein materials to enable a portion of its current preclinical studies. Alpine relies on third party supply and manufacturing partners to supply the materials, components, and manufacturing services for a portion of preclinical studies and its clinical trial drug supplies. Alpine does not own manufacturing facilities or supply sources for such components and materials for clinical trial supplies and its current manufacturing facilities are insufficient to supply sources for such components and materials for all of its preclinical studies. Certain raw materials necessary for the manufacture of Alpine’s therapeutic products, such as cell lines, are available from a single or limited number of source suppliers on a purchase order basis. There can be no assurance that Alpine’s supply of research and development, preclinical study, and clinical trial drugs and other materials will not be limited, interrupted, restricted in certain geographic regions, or of satisfactory quality or quantity, or continue to be available at acceptable prices. In particular, any replacement of Alpine’s therapeutic substance manufacturer could require significant effort and expertise and could result in significant delay of Alpine’s preclinical or clinical activities because there may be a limited number of qualified replacements.

The manufacturing process for a therapeutic candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. In the event any of Alpine’s suppliers or manufacturers fails to comply with such requirements or to perform its obligations to Alpine in relation to quality, timing, or otherwise, or if Alpine’s supply of components or other materials becomes limited or interrupted for other reasons, Alpine may experience shortages resulting in delayed shipments, supply constraints, and/or stock-outs of Alpine’s products, be forced to manufacture the materials itself, for which Alpine currently does not have the capabilities or resources, or enter into an agreement with another third party, which Alpine may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture Alpine’s therapeutic candidates may be unique or proprietary to the original manufacturer and Alpine may have difficulty, or there may be contractual and intellectual property restrictions prohibiting Alpine from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors may increase Alpine’s reliance on such manufacturer or require Alpine to obtain a license from such manufacturer in order to have another third party manufacture Alpine’s therapeutic candidates. If Alpine is required to change manufacturers for any reason, Alpine will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. The delays associated with the verification of a new manufacturer could negatively affect Alpine’s ability to develop therapeutic candidates in a timely manner or within budget or at all.

Alpine expects to continue to rely on third party manufacturers if Alpine receives regulatory approval for any therapeutic candidate. To the extent Alpine has existing, or enters into future, manufacturing arrangements with third parties, Alpine will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If Alpine is unable to obtain or maintain third-party manufacturing for therapeutic candidates, or to do so on commercially reasonable terms, Alpine may not be able to develop and commercialize Alpine’s therapeutic candidates successfully. Alpine’s or a third party’s failure to execute on Alpine’s manufacturing requirements could adversely affect Alpine’s business in a number of ways, including as a result of:

•	an inability to initiate or continue preclinical studies or clinical trials of therapeutic candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for therapeutic candidates;

•	the loss of the cooperation of a collaborator;

•	subjecting manufacturing facilities of Alpine’s therapeutic candidates to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of Alpine’s therapeutic candidates; and

•	in the event of approval to market and commercialize a therapeutic candidate, an inability to meet commercial demands for Alpine’s products.

Alpine may not successfully engage in strategic transactions, including any additional collaborations Alpine seeks, which could adversely affect Alpine’s ability to develop and commercialize therapeutic candidates, impact Alpine’s cash position, increase Alpine’s expenses, and present significant distractions to Alpine’s management.

From time to time, Alpine may consider strategic transactions, such as collaborations, acquisitions of companies, asset purchases, and out- or in-licensing of therapeutic candidates or technologies. In particular, in addition to Alpine’s current arrangements with Kite, Alpine intends to evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies. The competition for collaborative partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on suboptimal terms for Alpine, and Alpine may be unable to maintain any new or existing collaboration if, for example, development or approval of a therapeutic candidate is delayed, sales of an approved therapeutic candidate do not meet expectations, or the collaborator terminates the collaboration. Any such collaboration, or other strategic transaction, may require Alpine to incur non-recurring or other charges, increase Alpine’s near- and long-term expenditures and pose significant integration or implementation challenges or disrupt Alpine’s management or business.

These transactions would entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of Alpine’s business and diversion of Alpine’s management’s time and attention in order to manage a collaboration or develop acquired therapeutic candidates, or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs;

•	higher than expected collaboration, acquisition, or integration costs;

•	write-downs of assets or goodwill, or incurrent impairment charges or increased amortization expenses; and

•	difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business or impairment of relationships with key suppliers, manufacturers, or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business.

Accordingly, although there can be no assurance Alpine will undertake or successfully complete any transactions of the nature described above, any transactions Alpine does complete may be subject to the foregoing or other risks and have a material adverse effect on Alpine’s business, results of operations, financial condition, and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to Alpine could delay the development and potential commercialization of Alpine’s therapeutic candidates and have a negative impact on the competitiveness of any therapeutic candidate reaching market.

Alpine faces competition from entities that have developed or may develop therapeutic candidates for Alpine’s target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to Alpine. If these companies develop technologies or therapeutic candidates more rapidly than Alpine does, or their technologies, including delivery technologies, are more effective, Alpine’s ability to develop and successfully commercialize therapeutic candidates may be adversely affected.

The development and commercialization of therapeutic candidates is highly competitive. Alpine believes a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which Alpine may try to develop therapeutic candidates. There are also competitors to Alpine’s proprietary therapeutic candidates currently in development, some of which may become commercially available before Alpine’s therapeutic candidates.

Alpine competes with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as with technologies being developed at universities and other research institutions. Alpine’s competitors have developed, are developing or may develop therapeutic candidates and processes competitive with Alpine’s therapeutic candidates. Competitive therapeutic treatments include those already approved and accepted by the medical community and any new treatments entering or about to enter the market. Alpine is aware of multiple companies developing therapies with the same target as Alpine’s lead program (ICOSL/CD28) as well as companies building novel platforms to generate multi-specific antibody or non-antibody-based targeting proteins. While it is still premature for Alpine to determine which indications may be targeted by its lead program, potential competitors to Alpine’s lead program include:

•	an anti-ICOSL/B7RP-1 monoclonal antibody being developed by Amgen, Inc. (may be referred to as AMG557 or MEDI5872);

•	an anti-ICOS monoclonal antibody being developed by MedImmune, Inc. (MEDI570);

•	an anti-ICOS agonist monoclonal antibody being developed by GlaxoSmithKline plc (GSK 3359609);

•	an anti-CD28 monoclonal antibody fragment being developed by OSE ImmunoTherapeutics SA and Johnson & Johnson Inc. (FR104);

•	a CTLA-4 selective for CD86 fusion protein being developed by Astellas Pharma Inc. (ASP 2408/09);

•	a CD28 superagonist monoclonal antibody being developed by TheraMab LLC (TAB08); and

•	an anti-CD28 pegylated monoclonal domain antibody being developed by Bristol-Myers Squibb (BMS-931699).

Platforms potentially competitive with Alpine’s vIgD platform include:

•	Nanobody® (Ablynx NV): Platform technology of single-domain, heavy-chain antibody fragments derived from camelidae (e.g., camels and llamas);

•	DART® (Macrogenics Inc): Dual-Affinity Re-Targeting and Trident technology platforms bind multiple targets with a single molecule; Anticalin® (Pieris Pharmaceuticals Inc): Engineered proteins derived from natural lipocalins found in blood plasma; Targeted Immunomodulation™ (Compass Therapeutics LLC): Antibody discovery targeting the tumor-immune synapse;

•	Harpoon Therapeutics Inc: Trispecific antigen-binding proteins;

•	Various bispecific antibody platforms (e.g., Amgen Inc (BiTE®—approved), Roche AG (RG7828), Zymeworks Inc (Azymetric™), Xencor Inc (XmAb Bispecific));

•	Five Prime Therapeutics: Proprietary protein library and rapid protein production and testing platform; and

•	Regeneron: VEGF Trap and VelociSuite® antibody technology platforms.

Additionally, there are a number of other therapies for inflammatory diseases or cancer approved or in development that are also competitive with Alpine’s lead program and other programs in development. Many of the other therapies include other types of immunotherapies with different targets than Alpine’s programs. Other potentially competitive therapies work in ways distinct from Alpine’s development programs.

Many of Alpine’s competitors have significantly greater financial, technical, manufacturing, marketing, sales, and supply resources or experience than Alpine has. If Alpine successfully obtains approval for any therapeutic candidate, Alpine will face competition based on many different factors, including safety and effectiveness, ease with which Alpine’s products can be administered and the extent to which patients accept relatively new routes of administration, timing and scope of regulatory approvals, availability and cost of manufacturing, marketing, and sales capabilities, price, reimbursement coverage, and patent position of Alpine’s products. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive, or marketed and sold more effectively than any products Alpine may develop. Competitive products may make any products Alpine develops obsolete or noncompetitive before Alpine recovers the expense of developing and commercializing Alpine’s therapeutic candidates. Competitors could also recruit Alpine’s employees, which could negatively impact Alpine’s ability to execute Alpine’s business plan.

Any inability to attract and retain qualified key management and technical personnel would impair Alpine’s ability to implement Alpine business plan.

Alpine’s success largely depends on the continued service of key management and other specialized personnel, including Mitchell H. Gold, M.D., Alpine’s Executive Chairman and Chief Executive Officer, Jay R. Venkatesan, M.D., Alpine’s President and a member of Alpine’s board of directors, Stanford Peng, M.D., Ph.D., Alpine’s Executive Vice President of Research and Development and Chief Medical Officer, Ryan Swanson, Alpine’s Vice President of Immunology, Michael Kornacker, Ph.D., Alpine’s Vice President of Protein Engineering and Paul Rickey, Alpine’s Senior Vice President and Chief Financial Officer.

The loss of one or more members of Alpine’s management team or other key employees or advisors could delay Alpine’s research and development programs and materially harm Alpine’s business, financial condition, results of operations, and prospects. The relationships Alpine’s key managers have cultivated within Alpine’s industry make Alpine particularly dependent upon their continued employment with Alpine. Alpine is dependent on the continued service of its technical personnel because of the highly technical nature of Alpine’s therapeutic candidates and technologies, and the specialized nature of the regulatory approval process. Because Alpine’s management team and key employees are not obligated to provide Alpine with continued service, they could terminate their employment with Alpine at any time without penalty. Alpine does not maintain key person life insurance policies on any of Alpine’s management team members or key employees. Alpine’s future success will depend in large part on Alpine’s continued ability to attract and retain other highly qualified scientific, technical, and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation, and commercialization. Alpine faces competition for personnel from other companies, universities, public and private research institutions, government entities, and other organizations, including significant competition in the Seattle employment market.

If Alpine’s therapeutic candidates advance into clinical trials, Alpine may experience difficulties in managing its growth and expanding its operations.

Alpine has limited experience in therapeutic development and very limited experience with clinical trials of therapeutic candidates. As its therapeutic candidates enter and advance through preclinical studies and any clinical trials, Alpine will need to expand its development, regulatory, and manufacturing capabilities or contract with other organizations to provide these capabilities for it. In the future, Alpine expects to have to manage additional relationships with collaborators or partners, suppliers, and other organizations. Alpine’s ability to manage its operations and future growth will require Alpine to continue to improve its operational, financial, and management controls, reporting systems, and procedures. Alpine may not be able to implement improvements to its management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If any of Alpine’s therapeutic candidates are approved for marketing and commercialization and Alpine is unable to develop sales, marketing and distribution capabilities on its own or enter into agreements with third parties to perform these functions on acceptable terms, Alpine may be unable to successfully commercialize any such future products.

Alpine currently has no sales, marketing, or distribution capabilities or experience. If any of Alpine’s therapeutic candidates are approved, Alpine will need to develop internal sales, marketing, and distribution capabilities to commercialize such products, which may be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If Alpine decides to market its products directly, Alpine will need to commit significant financial, legal, and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration, and compliance capabilities. If Alpine relies on third parties with such capabilities to market Alpine’s approved products, or decides to co-promote products with collaborators, Alpine will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance Alpine will be able to enter into such arrangements on acceptable, compliant terms or at all. In entering into third-party marketing or distribution arrangements, any revenue Alpine receives will depend upon the efforts of the third parties and there can be no assurance such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved therapeutic. If Alpine is not successful in commercializing any therapeutic approved in the future, either on its own or through third parties, Alpine’s business, financial condition, results of operations, and prospects could be materially and adversely affected.

If Alpine fails to comply with U.S. and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals Alpine may receive and subject Alpine to other penalties that could materially harm Alpine’s business.

Alpine, its therapeutic candidates, its suppliers, and its contract manufacturers, distributors, and contract testing laboratories are subject to extensive regulation by governmental authorities in the EU, the U.S., and other countries, with the regulations differing from country to country.

Even if Alpine receives marketing and commercialization approval of a therapeutic candidate, Alpine and its third-party service providers will be subject to continuing regulatory requirements, including a broad array of regulations related to establishment registration and product listing, manufacturing processes, risk management measures, quality and pharmacovigilance systems, post-approval clinical studies, labeling, advertising and promotional activities, record keeping, distribution, adverse event reporting, import and export of pharmaceutical products, pricing, sales, and marketing, and fraud and abuse requirements. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review.

Alpine is required to submit safety and other post market information and reports, and is subject to continuing regulatory review, including in relation to adverse patient experiences with the product and clinical results that are reported after a product is made commercially available, both in the U.S. and in any foreign jurisdiction in which Alpine seeks regulatory approval. The FDA and certain foreign regulatory authorities, such as the EMA, have significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market.

The FDA also has the authority to require a Risk Evaluation and Mitigation Strategies (“REMS”) plan either before or after approval, which may impose further requirements or restrictions on the distribution or use of an approved therapeutic. The EMA now routinely requires risk management plans (“RMPs”) as part of the marketing authorization application process, and such plans must be continually modified and updated throughout the lifetime of the product as new information becomes available. In addition, the relevant governmental authority of any EU member state can request an RMP whenever there is a concern about the risk/benefit balance of the product.

The manufacturers and manufacturing facilities Alpine uses to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with Alpine’s third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturers or facilities, including withdrawal of the product from the market. If Alpine relies on third-party manufacturers, Alpine will not have control over compliance with applicable rules and regulations by such manufacturers.

If Alpine or Alpine’s collaborators, manufacturers, or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or foreign jurisdictions in which Alpine seeks to market its products, Alpine may be subject to, among other things, fines, warning and untitled letters, clinical holds, delay or refusal by the FDA or foreign regulatory authorities to approve pending applications or supplements to approved applications, suspension, refusal to renew or withdrawal of regulatory approval, product recalls, seizures, or administrative detention of products, refusal to permit the import or export of products, operating restrictions, inability to participate in government programs including Medicare and Medicaid, and total or partial suspension of production or distribution, injunction, restitution, disgorgement, debarment, civil penalties, and criminal prosecution.

Price controls imposed in foreign markets may adversely affect Alpine’s future profitability.

In most countries, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic, and regulatory developments may further complicate pricing and reimbursement negotiations, and pricing negotiations may continue after reimbursement has been obtained.

Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, Alpine or Alpine’s collaborators may be required to conduct a clinical trial or other studies comparing the cost-effectiveness of Alpine’s vIgD therapeutic candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Alpine’s business, financial condition, results of operations, or prospects could be adversely affected.

Alpine’s business entails a significant risk of product liability and Alpine’s ability to obtain sufficient insurance coverage could harm Alpine’s business, financial condition, results of operations, or prospects.

Alpine’s business exposes it to significant product liability risks inherent in the development, testing, manufacturing, and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Alpine’s development programs. If Alpine succeeds in marketing products, such claims could result in an investigation by certain regulatory authorities, such as FDA or foreign regulatory authorities, of the safety and effectiveness of Alpine’s products, Alpine’s manufacturing processes and facilities, or Alpine’s marketing programs and potentially a recall of Alpine’s products or more serious enforcement action, limitations on the approved indications for which they may be used, or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for Alpine’s products, injury to Alpine’s reputation, costs to defend the related litigation, a diversion of management’s time and Alpine’s resources, substantial monetary awards to trial participants or patients, and a decline in Alpine’s valuation. Alpine currently has product liability insurance it believes is appropriate for its stage of development and may need to obtain higher levels of product liability insurance prior to marketing any of its therapeutic candidates. Any insurance Alpine has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Alpine may be unable to obtain sufficient insurance at a reasonable cost to protect Alpine against losses caused by product liability claims with a potentially material adverse effect on Alpine’s business.

Alpine’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on Alpine’s business.

Alpine is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include, but is not limited to:

•	intentional failures to comply with FDA or U.S. health care laws and regulations, or applicable laws, regulations, guidance, or codes of conduct set by foreign governmental authorities or self-regulatory industry organizations;

•	a provision of inaccurate information to any governmental authorities such as FDA;

•	noncompliance with manufacturing standards Alpine may establish;

•	noncompliance with federal and state healthcare fraud and abuse laws and regulations; and

•	a failure to report financial information or data accurately or a failure to disclose unauthorized activities to Alpine.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws, regulations, guidance and codes of conduct intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws, regulations, guidances, and codes of conduct may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive program, health care professional, and other business arrangements.

Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions, including debarment or disqualification of those employees from participation in FDA regulated activities and serious harm to Alpine’s reputation. This could include violations of provisions of the U.S. federal Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive.

It is not always possible to identify and deter employee misconduct, and the precautions Alpine takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Alpine from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, regulations, guidance, or codes of conduct. If any such actions are instituted against Alpine, and Alpine is not successful in defending itself or asserting its rights, those actions could have a significant impact on Alpine’s business, including the imposition of significant fines, exclusion from government programs, or other sanctions.

Alpine’s business involves the use of hazardous materials and Alpine and its third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how it conducts business.

Alpine’s third-party manufacturers’ activities and Alpine’s own activities involve the controlled storage, use and disposal of hazardous and flammable materials, including the components of Alpine’s pharmaceutical product candidates, test samples and reagents, biological materials and other hazardous compounds. Alpine and its manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. Alpine currently carries no insurance specifically covering environmental claims relating to the use of hazardous materials. Although Alpine believes that its safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, Alpine cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail Alpine’s use of these materials and/or interrupt Alpine’s business operations. In addition, if an accident or environmental discharge occurs, or if Alpine discovers contamination caused by prior operations, including by prior owners and operators of properties Alpine acquires, Alpine could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm Alpine’s financial condition and results of operations.

Compliance with governmental regulations regarding the treatment of animals used in research could increase Alpine’s operating costs, which would adversely affect the commercialization of Alpine’s technology.

The Animal Welfare Act (“AWA”) is the federal law that covers the treatment of certain animals used in research. Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably relating to personnel, facilities, sanitation, cage size, and feeding, watering and shipping conditions. Third parties with whom Alpine contracts are subject to registration, inspections and reporting requirements under the AWA. Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. Comparable rules, regulations, and or obligations exist in many foreign jurisdictions. If Alpine or Alpine’s contractors fail to comply with regulations concerning the treatment of animals used in research, Alpine may be subject to fines and penalties and adverse publicity, and Alpine’s operations could be adversely affected.

Alpine’s information technology systems could face serious disruptions adversely affecting Alpine’s business.

Alpine’s information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines, and connection to the Internet, face the risk of systemic failure potentially disruptive to Alpine’s operations. A significant disruption in the availability of Alpine’s information technology and other internal infrastructure systems could cause interruptions in Alpine’s collaborations with Alpine’s partners and delays in Alpine’s research and development work.

Alpine’s current operations are concentrated in one location and any events affecting this location may have material adverse consequences.

Alpine’s current operations are located in Alpine’s facilities situated in Seattle. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, power outage, telecommunication failure, or other natural or manmade accidents or incidents resulting in Alpine being unable to fully utilize the facilities, may have a material adverse effect on Alpine’s ability to operate its business, particularly on a daily basis, and have significant negative consequences on Alpine’s financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of Alpine’s therapeutic candidates, or interruption of Alpine’s business operations. As part of Alpine’s risk management policy, Alpine maintains insurance coverage at levels it believes are appropriate for its business. However, in the event of an accident or incident at these facilities, Alpine cannot assure you the amounts of insurance will be sufficient to satisfy any damages and losses or that the insurance covers all risks. If Alpine’s facilities are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of Alpine’s research and development programs may be harmed. Any business interruption may have a material adverse effect on Alpine’s business, financial position, results of operations, and prospects.

The investment of Alpine’s cash, cash equivalents, and fixed income in marketable securities is subject to risks which may cause losses and affect the liquidity of these investments.

As of March 31, 2017, Alpine had $13.6 million in cash and cash equivalents. Alpine expects to invest its excess cash in marketable securities. These investments are subject to general credit, liquidity, market and interest rate risks, including potential future impacts similar to the impact of U.S. sub-prime mortgage defaults previously affecting various sectors of the financial markets and which caused credit and liquidity issues. Alpine may realize losses in the fair value of these investments, an inability to access cash in these investments for a potentially meaningful period, or a complete loss of these investments, which would have a negative effect on Alpine’s financial statements.

In addition, should Alpine’s investments cease paying or reduce the amount of interest paid to Alpine, Alpine’s interest income would suffer. The market risks associated with Alpine’s investment portfolio may have an adverse effect on Alpine’s results of operations, liquidity, and financial condition.

Changes in accounting rules and regulations, or interpretations thereof, could result in unfavorable accounting charges or require Alpine to change Alpine’s compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses, and accounting for stock-based compensation, are subject to review, interpretation, and guidance from Alpine’s auditors and relevant accounting authorities, including the Securities and Exchange Commission. Changes to accounting methods or policies, or interpretations thereof, may require Alpine to reclassify, restate, or otherwise change or revise Alpine’s financial statements, including those contained in this proxy statement/prospectus/information statement.

Alpine’s business may be affected by litigation and government investigations.

Alpine may from time to time receive inquiries and subpoenas and other types of information requests from government authorities and others and Alpine may become subject to claims and other actions related to Alpine’s business activities. While the ultimate outcome of investigations, inquiries, information requests, and legal proceedings is difficult to predict, defense of litigation claims can be expensive, time-consuming and distracting, and adverse resolutions or settlements of those matters may result in, among other things, modification of Alpine’s business practices, costs, and significant payments, any of which could have a material adverse effect on Alpine’s business, financial condition, results of operations, and prospects.

Alpine believes its development programs and platform have a particular mechanism of action, but this mechanism of action has not been proven conclusively.

Alpine’s vIgD platform is novel and the underlying science is not exhaustively understood or conclusively proven. In particular, the interaction of vIgDs with the immune synapse, the ability of vIgDs to slow, stop, restart, or accelerate immune responses, and the ability of vIgD domains to interact with multiple counterparties is still theoretical. Graphical representations of proposed mechanisms of action of Alpine’s therapies, the size, actual or relative, of Alpine’s therapeutics, and how Alpine’s therapeutics might interface with other cells within the human body or inside the tumor microenvironment are similarly theoretical and not yet conclusively proven. The lack of a proven mechanism of action may adversely affect Alpine’s ability to rise sufficient capital, complete preclinical studies, adequately manufacture drug substance, obtain regulatory clearance for clinical trials, or interfere with Alpine’s ability to market its product to patients and physicians or achieve reimbursement from payors.

Because Alpine has no products currently in human clinical trials, any inability to present Alpine’s data in scientific journals or at scientific conferences could adversely impact Alpine’s business and stock price.

Alpine may from time to time submit data related to its research and development in peer-reviewed scientific publications or apply to present data related to its research and development at scientific or other conferences. Alpine has no control over whether these submissions or applications are accepted. Even if accepted for a conference, Alpine has no control over whether presentations at scientific conferences will be accepted for oral presentation, poster presentation, or abstract publication only. Even when accepted for publication, Alpine has no control over the timing of the release of the publication. Rejection by publications, delays in publication, rejection for presentation, or a less-preferred format for a presentation may adversely impact Alpine’s stock price, ability to raise capital, and business.

Alpine’s business may be affected by adverse scientific publications or editorial or discussant opinions.

Alpine may from time to time publish data related to its research and development in peer-reviewed scientific publications or present data related to its research and development at scientific or other conferences. Editorials or discussants unrelated to Alpine may provide opinions on Alpine’s presented data unfavorable to Alpine. In addition, scientific publications or presentations may be made which are critical of Alpine’s science or research or the field of immunotherapy in general. This may adversely affect Alpine’s ability to raise necessary capital, complete preclinical studies, adequately manufacture drug substance, obtain regulatory clearance for clinical trials, or interfere with Alpine’s ability to market its product to patients and physicians or achieve reimbursement from payors.

Risks Related to Alpine’s Intellectual Property

If Alpine is not able to obtain and enforce patent protection for its technology, including therapeutic candidates, therapeutic products, and platform technology, development of its therapeutic candidates and platform, and commercialization of its therapeutic products may be materially and adversely affected.

Alpine’s success depends in part on its ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, for Alpine’s technology, including platform and therapeutic candidates and products, methods used to manufacture Alpine’s therapeutic candidates and products and methods for treating patients using Alpine’s therapeutic candidates and products, as well as its ability to preserve Alpine’s trade secrets, to prevent third parties from infringing upon Alpine’s proprietary rights and to operate without infringing upon the proprietary rights of others. As of April 18, 2017, Alpine’s patent portfolio consists of over 11 pending patent applications. Alpine may not be able to apply for patents on certain aspects of Alpine’s technology, including therapeutic candidates and products, in a timely fashion or at all. Any future patents Alpine obtains may not be sufficiently broad to prevent others from using Alpine’s technology or from developing competing therapeutics and technology. There is no guarantee that any of Alpine’s pending patent applications will result in issued or granted patents, that any of Alpine’s issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to cover Alpine’s technology, including therapeutic candidates and products, or to provide meaningful protection from Alpine’s competitors. Moreover, the patent position of pharmaceutical and biotechnology companies can be highly uncertain because it involves complex legal and factual questions. Alpine will be able to protect Alpine’s proprietary rights from unauthorized use by third parties only to the extent that Alpine’s current and future technology, including therapeutic candidates and products, are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate Alpine’s proprietary rights, it may materially and adversely impact Alpine’s competitive position in the market.

The U.S. Patent and Trademark Office (“USPTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. As such, Alpine does not know the degree of future protection that it will have on its technology, including therapeutic candidates and products. While Alpine will endeavor to try to protect its technology, including therapeutic candidates and products, with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable, and Alpine can provide no assurances that its technology, including therapeutic candidates and products, will be adequately protected in the future against unauthorized uses or competing claims by third parties.

In addition, recent and future changes to the patent laws and to the rules of the USPTO or other foreign patent offices may have a significant impact on Alpine’s ability to protect its technology, including therapeutic candidates and products, and enforce its intellectual property rights. For example, the Leahy-Smith America Invents Act enacted in 2011 involves significant changes in patent legislation. In addition, Alpine cannot assure you court rulings or interpretations of any court decision will not adversely impact Alpine’s patents or patent applications. In addition to increasing uncertainty with regard to Alpine’s ability to obtain patents in the future, there also may be uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Alpine’s ability to obtain new patents or to enforce Alpine’s existing patents and patents that Alpine might obtain in the future.

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period before or after allowance or grant, during which time third parties can raise objections against such initial grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. Alpine’s patent risks include that:

•	Others may, or may be able to, make, use or sell compounds that are the same as or similar to Alpine’s therapeutic candidates and products but that are not covered by the claims of the patents that Alpine owns or licenses;

•	Alpine or its licensors, collaborators or any future collaborators may not be the first to file patent applications covering certain aspects of Alpine’s technology, including therapeutic candidates and products;

•	Others may independently develop similar or alternative technology or duplicate any of Alpine’s technology without infringing Alpine’s intellectual property rights;

•	A third party may challenge Alpine’s patents and, if challenged, a court may not hold that Alpine’s patents are valid, enforceable and infringed;

•	A third party may challenge Alpine’s patents in various patent offices and, if challenged, Alpine may be compelled to limit the scope of Alpine’s allowed or granted claims or lose the allowed or granted claims altogether;

•	Any issued patents that Alpine owns or has licensed may not provide Alpine with any competitive advantages, or may be challenged by third parties;

•	Alpine may not develop additional proprietary technologies that are patentable;

•	The patents of others could harm Alpine’s business; and

•	Alpine’s competitors could conduct research and development activities in countries where Alpine does not or will not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in major commercial markets where Alpine does not or will not have enforceable patent rights.

Alpine licenses patent rights from third-party owners or licensees. If such owners or licensees do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, Alpine’s competitive position and business prospects may be materially and adversely affected.

Alpine does, and will continue to, rely on intellectual property rights licensed from third parties to protect Alpine’s technology, including platform technology, therapeutic candidates and products. Alpine is a party to a number of licenses that give Alpine rights to third-party intellectual property necessary or useful for Alpine’s business. Alpine also may license additional third-party intellectual property in the future. Alpine’s success will depend in part on the ability of Alpine’s licensors to obtain, maintain and enforce patent protection for Alpine’s licensed intellectual property, in particular those patents to which Alpine has secured exclusive rights. Alpine’s licensors may elect not to prosecute, or may be unsuccessful in prosecuting, the patent applications licensed to Alpine. Even if patents issue or are granted, Alpine’s licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than Alpine would. Further, substantially all of Alpine’s existing licenses are non-exclusive and Alpine may not be able to obtain exclusive rights in licenses obtained in the future, which would potentially allow third parties to develop competing products or technology. Without protection for, or exclusive right to, the intellectual property Alpine licenses, other companies might be able to offer substantially identical products for sale, which could adversely affect Alpine’s competitive business position and harm Alpine’s business prospects. In addition, Alpine may sublicense its rights under its third-party licenses to current or future collaborators or any future strategic partners. Any impairment of these sublicensed rights could result in reduced revenue under or result in termination of an agreement by one or more of Alpine’s collaborators or any future strategic partners.

Alpine may be unable to protect its patent intellectual property rights throughout the world.

Obtaining a valid and enforceable issued or granted patent covering Alpine’s technology, including therapeutic candidates and products, in the U.S. and worldwide can be extremely costly. In jurisdictions where Alpine has not obtained patent protection, competitors may use Alpine’s technology, including therapeutic candidates and products, to develop their own products, and further, may commercialize such products in those jurisdictions and export otherwise infringing products to territories where Alpine has not obtained patent protection. In certain instances, a competitor may be able to export otherwise infringing products in territories where Alpine will obtain patent protection. In jurisdictions outside the U.S. where Alpine will obtain patent protection, it may be more difficult to enforce a patent as compared to the U.S. Competitor products may compete with Alpine’s future products in jurisdictions where Alpine does not or will not have issued or granted patents or where Alpine’s issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to biopharmaceuticals. This could make it difficult for Alpine to prevent the infringement of Alpine’s patents or marketing of competing products in violation of Alpine’s proprietary rights generally in certain jurisdictions. Proceedings to enforce Alpine’s patent rights in foreign jurisdictions could result in substantial cost and divert Alpine’s efforts and attention from other aspects of its business.

Alpine generally files a provisional patent application first (a priority filing) at the USPTO. A U.S. utility application and international application under the Patent Cooperation Treaty (“PCT”) are usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in various international jurisdictions, such as the European Union, Japan, Australia and Canada. Alpine has so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, Alpine may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, various scopes of patent protection may be granted on the same therapeutic candidate, product or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S., and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If Alpine or Alpine’s licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for Alpine’s business in such jurisdictions, the value of these rights may be diminished and Alpine may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Alpine or any of Alpine’s licensors are forced to grant a license to third parties with respect to any patents relevant to Alpine’s business, Alpine’s competitive position in the relevant jurisdiction may be impaired and Alpine’s business and results of operations may be adversely affected.

Alpine or Alpine’s licensors, collaborators or any future strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and Alpine may need to resort to litigation to protect or enforce Alpine’s patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development of Alpine’s therapeutic candidates and commercialization of Alpine’s therapeutic products, or put Alpine’s patents and other proprietary rights at risk.

Alpine or Alpine’s licensors, licensees, collaborators or any future strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. Alpine is generally obligated under Alpine’s license or collaboration agreements to indemnify and hold harmless Alpine’s licensors, licensees or collaborators for damages arising from intellectual property infringement by Alpine. If Alpine or Alpine’s licensors, licensees, collaborators or any future strategic partners are found to infringe a third party patent or other intellectual property rights, Alpine could be required to pay damages, potentially including treble damages, if Alpine is found to have willfully infringed. In addition, Alpine or its licensors, licensees, collaborators or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give Alpine’s competitors access to the same technology or intellectual property rights licensed to or from Alpine. If Alpine fails to obtain a required license, Alpine or Alpine’s licensee or collaborator, or any future licensee or collaborator, may be unable to effectively market therapeutic products based on Alpine’s technology, which could limit Alpine’s ability to generate revenue or achieve profitability and possibly prevent Alpine from generating revenue sufficient to sustain Alpine’s operations. In addition, Alpine may find it necessary to pursue claims or initiate lawsuits to protect or enforce Alpine’s patent or other intellectual property rights. The cost to Alpine in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in Alpine’s favor, could be substantial, and litigation would divert Alpine’s management’s attention. Some of Alpine’s competitors may be able to sustain the costs of complex patent litigation more effectively than Alpine can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay Alpine’s research and development efforts and limit Alpine’s ability to continue Alpine’s operations.

Although Alpine does not believe its technology infringes the intellectual property rights of others, Alpine is aware of one or more patents or patent applications that may relate to Alpine’s technology, and third parties may assert against Alpine claims alleging infringement of their intellectual property rights regardless of whether their claims have merit. Infringement claims could harm Alpine’s reputation, may result in the expenditure of significant resources to defend and resolve such claims, and could require Alpine to pay monetary damages if Alpine is found to have infringed the intellectual property rights of others.

If Alpine were to initiate legal proceedings against a third party to enforce a patent covering Alpine’s technology, including therapeutic candidates and products, the defendant could counterclaim that Alpine’s patent is invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, patent ineligibility, lack of novelty, lack of written description, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, Alpine cannot be certain there is no invalidating prior art, of which Alpine and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Alpine would lose at least part, and perhaps all, of the patent protection on Alpine’s technology, including therapeutic candidates and products. Such a loss of patent protection could have a material adverse impact on Alpine’s business. Patents and other intellectual property rights also will not protect Alpine’s technology, including therapeutic candidates and products, if competitors design around Alpine’s protected technology, including therapeutic candidates and products, without legally infringing Alpine’s patents or other intellectual property rights.

It is also possible that Alpine has failed to identify relevant third party patents or applications. For example, patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Alpine’s technology, including therapeutic candidates and products, could have been filed by others without Alpine’s knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover Alpine’s technology, including therapeutic candidates and products. Third party intellectual property right holders may also actively bring infringement claims against Alpine. Alpine cannot guarantee it will be able to successfully settle or otherwise resolve such infringement claims. If Alpine is unable to successfully settle future claims on terms acceptable to Alpine, Alpine may be required to engage in or continue costly, unpredictable, and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing Alpine’s technology, including therapeutic candidates and products. If Alpine fails in any such dispute, in addition to being forced to pay damages, Alpine may be temporarily or permanently prohibited from commercializing its technology, including a therapeutic product, that are held to be infringing. Alpine might, if possible, also be forced to redesign therapeutic candidates or products so Alpine no longer infringes the third party intellectual property rights. Any of these events, even if Alpine were ultimately to prevail, could require Alpine to divert substantial financial and management resources Alpine would otherwise be able to devote to its business.

If Alpine fails to comply with its obligations under any license, collaboration, or other agreements, Alpine may be required to pay damages and could lose intellectual property rights necessary for developing and protecting its technology, including Alpine’s platform technology, therapeutic candidates, and therapeutic products, or Alpine could lose certain rights to grant sublicenses, either of which could have a material adverse effect on Alpine’s results of operations and business prospects.

Alpine’s current licenses impose, and any future licenses Alpine enters into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on Alpine. If Alpine breaches any of these obligations, or uses the intellectual property licensed to Alpine in an unauthorized manner, Alpine may be required to pay damages and the licensor may have the right to terminate the license, which could result in Alpine being unable to develop, manufacture, and sell products covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, Alpine’s licensors may own or control intellectual property that has not been licensed to Alpine and, as a result, Alpine may be subject to claims, regardless of their merit, that Alpine is infringing or otherwise violating the licensor’s rights. In addition, while Alpine cannot currently determine the amount of the royalty obligations Alpine would be required to pay on future sales of licensed products, if any, the amounts may be significant. The amount of Alpine’s future royalty obligations will depend on the technology and intellectual property Alpine uses in therapeutic products Alpine successfully develops and commercializes, if any. Therefore, even if Alpine successfully develops and commercializes therapeutic products, Alpine may be unable to achieve or maintain profitability.

If Alpine is unable to protect the confidentiality of Alpine’s trade secrets, Alpine’s business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of Alpine’s technology, including platform technology, therapeutic candidates and products, Alpine also considers trade secrets, including confidential and unpatented know-how, important to the maintenance of Alpine’s competitive position. Alpine protects trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as Alpine’s employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. Alpine also enters into confidentiality and invention or patent assignment agreements with its employees and consultants obligating them to maintain confidentiality and assign their inventions to Alpine. Despite these efforts, any of these parties may breach the agreements and disclose Alpine’s proprietary information, including Alpine’s trade secrets, and Alpine may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts in the U.S. and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of Alpine’s trade secrets were to be lawfully obtained or independently developed by a competitor, Alpine would have no right to prevent them from using that technology or information to compete with Alpine. If any of Alpine’s trade secrets were to be disclosed to or independently developed by a competitor, Alpine’s competitive position would be harmed.

Alpine is also subject both in the U.S. and outside the U.S. to various regulatory schemes regarding requests for the information Alpine provides to regulatory authorities, which may include, in whole or in part, trade secrets or confidential commercial information. While Alpine is likely to be notified in advance of any disclosure of such information and would likely object to such disclosure, there can be no assurance Alpine’s challenge to the request would be successful.

Alpine may be in the future, subject to claims Alpine or its employees or consultants have wrongfully used or disclosed alleged trade secrets of Alpine’s employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if Alpine does not successfully do so, Alpine may be required to pay monetary damages, may be prohibited from using some of Alpine’s research and development, and may lose valuable intellectual property rights or personnel.

Many of Alpine’s employees were previously employed at universities or biotechnology or pharmaceutical companies, including Alpine’s competitors or potential competitors. Alpine may receive correspondence from other companies alleging the improper use or disclosure, and has received, and may in the future receive, correspondence from other companies regarding the use or disclosure, by certain of Alpine’s employees who have previously been employed elsewhere in Alpine’s industry, including with Alpine’s competitors, of their former employer’s trade secrets or other proprietary information. Responding to these allegations can be costly and disruptive to Alpine’s business, even when the allegations are without merit, and can be a distraction to management. Alpine may be subject to claims in the future that employees of Alpine have, or Alpine has, inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Alpine fails in defending current or future claims, in addition to paying monetary damages, Alpine may lose valuable intellectual property rights, personnel, or the ability to use some of Alpine’s research and development. A loss of intellectual property, key research personnel, or their work product could hamper Alpine’s ability to commercialize, or prevent Alpine from commercializing, Alpine’s therapeutic candidates, which could severely harm Alpine’s business. Even if Alpine is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If Alpine’s trademarks and trade names are not adequately protected, then Alpine may not be able to build name recognition in Alpine’s markets of interest and Alpine’s business may be materially and adversely affected.

Alpine’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Any trademark litigation could be expensive. Alpine may not be able to protect Alpine’s rights to these trademarks and trade names or may be forced to stop using these names, which Alpine needs for name recognition by potential partners or customers in Alpine’s markets of interest. If Alpine is unable to establish name recognition based on Alpine’s trademarks and trade names, Alpine may not be able to compete effectively and Alpine’s business may be materially and adversely affected.

Third parties may independently develop similar or superior technology.

There can be no assurance others will not independently develop, or have not already developed, similar or more advanced technologies than Alpine’s technology or that others will not design around, or have not already designed around, aspects of Alpine’s technology or Alpine’s trade secrets developed therefrom. If third parties develop technology similar or superior to Alpine’s technology, or they successfully design around Alpine’s current or future technology, Alpine’s competitive position, business prospects, and results of operations could be materially and adversely affected.

Breaches of Alpine’s internal computer systems, or those of Alpine’s contractors or consultants, may place Alpine’s patents or proprietary rights at risk.

The loss of preclinical data or data from any future clinical trial involving Alpine’s technology, including therapeutic candidates and products, could result in delays in Alpine’s development and regulatory filing efforts and significantly increase Alpine’s costs. In addition, theft or other exposure of data may interfere with Alpine’s ability to protect its intellectual property, trade secrets, and other information critical to Alpine’s operations. Alpine has experienced in the past, and may experience in the future, unauthorized intrusions into its internal computer systems, including portions of its internal computer systems storing information related to its platform technology, therapeutic candidates and products, and Alpine can provide no assurances that certain sensitive and proprietary information relating to one or more of Alpine’s therapeutic candidates or products has not been, or will not in the future be, compromised. Although Alpine has invested significant resources to enhance the security of its computer systems, there can be no assurances Alpine will not experience additional unauthorized intrusions into its computer systems, or those of Alpine’s CROs and other contractors and consultants, that Alpine will successfully detect future unauthorized intrusions in a timely manner, or that future unauthorized intrusions will not result in material adverse effects on Alpine’s financial condition, reputation, or business prospects. Payments related to the elimination of ransomware may materially affect Alpine’s financial condition and results of operations.

Certain data breaches must also be reported to affected individuals and the government, and in some cases to the media, under provisions of the U.S. federal Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive, and financial penalties may also apply.

Risks Related to Government Regulation

Alpine may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize its therapeutic candidates.

Alpine’s therapeutic candidates are subject to extensive governmental regulations relating to, among other things, research, development, testing, manufacture, quality control, approval, labeling, packaging, promotion, storage, record-keeping, advertising, distribution, sampling, pricing, sales and marketing, safety, post-approval monitoring and reporting, and export and import of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new therapeutic can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. It is possible that none of the therapeutic candidates Alpine may develop will obtain the regulatory approvals necessary for Alpine or Alpine’s collaborators to begin selling them.

Alpine has very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA as well as foreign regulatory authorities, such as the EMA. The time required to obtain FDA and foreign regulatory approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity, and novelty of the therapeutic candidate. The standards the FDA and its foreign counterparts use when regulating Alpine are not always applied predictably or uniformly and can change. Any analysis Alpine performs of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, who could delay, limit, or prevent regulatory approval. Alpine may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in the policy of FDA or foreign regulatory authorities during the period of product development, clinical trials, and regulatory review by the FDA or foreign regulatory authorities. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign laws, regulations, guidance, or interpretations will be changed, or what the impact of such changes, if any, may be.

Because the therapeutics Alpine is developing may represent a new class of therapeutics, the FDA and its foreign counterparts have not yet established any definitive policies, practices, or guidelines in relation to these drugs. While Alpine believes the therapeutic candidates it is currently developing are regulated as new biological products under the Public Health Service Act (“PHSA”), the FDA could decide to reclassify them, namely to regulate them or other products Alpine may develop as drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”). The lack of policies, practices, or guidelines may hinder or slow review by the FDA or foreign regulatory authorities of any regulatory filings Alpine may submit. Moreover, the FDA or foreign regulatory authorities may respond to these submissions by defining requirements Alpine may not have anticipated. Such responses could lead to significant delays in the clinical development of Alpine’s therapeutic candidates. In addition, because there may be approved treatments for some of the diseases for which Alpine may seek approval, in order to receive regulatory approval, Alpine may need to demonstrate through clinical trials that the therapeutic candidates Alpine develops to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products.

Any delay or failure in obtaining required approvals could have a material adverse effect on Alpine’s ability to generate revenues from the particular therapeutic candidate for which Alpine is seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which Alpine may market the product or the labeling or other restrictions. Regulatory authorities also may impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the therapeutic. In addition, the FDA has the authority to require a REMS plan as part of a Biologics License Application (“BLA”) or New Drug Application (“NDA”) or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or biologic, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria, and requiring treated patients to enroll in a registry. These limitations and restrictions may limit the size of the market for the therapeutic and affect coverage and reimbursement by third-party payors.

Alpine is also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing, and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the U.S. and vice versa.

If Alpine or Alpine’s existing or future collaborators, manufacturers, or service providers fail to comply with healthcare laws and regulations, Alpine or such other parties could be subject to enforcement actions, which could adversely affect Alpine’s ability to develop, market, and sell Alpine’s therapeutics and may harm Alpine’s reputation.

Although Alpine does not currently have any products on the market, once Alpine begins commercializing its therapeutic candidates Alpine will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal, state, and foreign governments of the jurisdictions in which Alpine conducts its business. Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any therapeutic candidates for which Alpine obtains marketing approval. Alpine’s future arrangements with third-party payors and customers may expose Alpine to broadly applicable fraud and abuse and other healthcare laws and regulations constraining the business or financial arrangements and relationships through which Alpine markets, sells, and distributes the therapeutic candidates for which Alpine obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from soliciting, receiving, offering, or providing remuneration, directly or indirectly, to induce either the referral of an individual for a healthcare item or service, or the purchasing or ordering of an item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare or Medicaid;

•	the U.S. federal False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, false or fraudulent claims for payment or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. In addition, the government may assert a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•	HIPAA, All Payor Fraud Law, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, HITECH, and its implementing regulations, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates performing certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•

the federal Physician Payment Sunshine Act and the implementing regulations, also referred to as “Open Payments,” issued under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (“ACA”), which require manufacturers of pharmaceutical and biological drugs reimbursable under Medicare, Medicaid, and Children’s Health Insurance Programs to report to the Department of Health and Human Services all consulting fees, travel reimbursements, research grants, and other payments, transfers of value or gifts made to physicians and teaching hospitals with limited exceptions; and

•	analogous state laws and regulations, such as, state anti-kickback and false claims laws potentially applicable to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring Alpine’s future business arrangements with third-parties comply with applicable healthcare laws and regulations could involve substantial costs. If Alpine’s operations are found to be in violation of any such requirements, Alpine may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of Alpine’s operations, or exclusion from participation in government contracting, healthcare reimbursement, or other government programs, including Medicare and Medicaid, any of which could adversely affect Alpine’s financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against Alpine for an alleged or suspected violation could cause Alpine to incur significant legal expenses and could divert Alpine’s management’s attention from the operation of Alpine’s business, even if Alpine’s defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to Alpine in terms of money, time, and resources.

If Alpine or Alpine’s current or future collaborators, manufacturers, or service providers fail to comply with applicable federal, state, or foreign laws or regulations, Alpine could be subject to enforcement actions, which could affect Alpine’s ability to develop, market, and sell Alpine’s therapeutics successfully and could harm Alpine’s reputation and lead to reduced acceptance of Alpine’s therapeutics by the market. These enforcement actions include, among others:

•	adverse regulatory inspection findings;

•	warning or untitled letters;

•	voluntary product recalls with public notification or medical product safety alerts to healthcare professionals;

•	restrictions on, or prohibitions against, marketing Alpine’s therapeutics;

•	restrictions on, or prohibitions against, importation or exportation of Alpine’s therapeutics;

•	suspension of review or refusal to approve pending applications or supplements to approved applications;

•	exclusion from participation in government-funded healthcare programs;

•	exclusion from eligibility for the award of government contracts for Alpine’s therapeutics;

•	FDA debarment;

•	suspension or withdrawal of therapeutic approvals;

•	seizures or administrative detention of therapeutics;

•	injunctions; and

•	civil and criminal penalties and fines.

Any therapeutics Alpine develops may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, thereby harming Alpine’s business.

The regulations governing marketing approvals, pricing, coverage, and reimbursement for new drugs and biologics vary widely from country to country. Many countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Although Alpine intends to monitor these regulations, Alpine’s programs are currently in the early stages of development and Alpine will not be able to assess the impact of price regulations for a number of years. As a result, Alpine might obtain regulatory approval for a product in a particular country, but then be subject to price regulations delaying Alpine’s commercial launch of the product and negatively impacting the revenues Alpine is able to generate from the sale of the product in that country.

Alpine’s ability to commercialize any therapeutics successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. However, there may be significant delays in obtaining coverage for newly-approved therapeutics. Moreover, eligibility for coverage does not necessarily signify that a therapeutic will be reimbursed in all cases or at a rate covering Alpine’s costs, including research, development, manufacture, sale, and distribution costs. Also, interim payments for new therapeutics, if applicable, may be insufficient to cover Alpine’s costs and may not be made permanent. Thus, even if Alpine succeeds in bringing one or more therapeutics to the market, these therapeutics may not be considered cost-effective, and the amount reimbursed for any therapeutics may be insufficient to allow Alpine to sell Alpine’s therapeutics on a competitive basis. Because Alpine’s programs are in the early stages of development, Alpine is unable at this time to determine their cost effectiveness, coverage prospects, potential compendia listings, or the likely level or method of reimbursement, if covered. Increasingly, third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are seeking greater upfront discounts, additional rebates, and other concessions to reduce the prices for therapeutics. If the price Alpine is able to charge for any therapeutics it develops, or the reimbursement provided for such products, is inadequate, Alpine’s return on investment could be adversely affected.

Alpine currently expects that certain therapeutics it develops may need to be administered under the supervision of a physician on an outpatient basis. Under currently applicable U.S. law, certain drugs not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain pharmaceutical products that are medically necessary to treat a beneficiary’s health condition. Specifically, Medicare Part B coverage may be available for eligible beneficiaries when the following, among other requirements, have been satisfied:

•	the product is reasonable and necessary for the diagnosis or treatment of the illness or injury for which the product is administered according to accepted standards of medical practice;

•	the product is typically furnished incident to a physician’s services;

•	the indication for which the product will be used is included or approved for inclusion in certain Medicare-designated pharmaceutical compendia (when used for an off-label use); and

•	the product has been approved by the FDA.

Under current law, as a condition of receiving Medicare Part B reimbursement (the Medicare program that generally covers physician-administered, outpatient drugs) for a manufacturer’s eligible drugs or biologicals, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities eligible to participate in the program. Average prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Reimbursement rates under Medicare Part B would depend in part on whether the newly approved product would be eligible for a unique billing code. Self-administered, outpatient drugs are typically reimbursed by Medicare under Medicare Part D, and drugs administered in an inpatient hospital setting are typically reimbursed under Medicare Part A under a bundled payment. It is difficult for Alpine to predict how Medicare coverage and reimbursement policies will be applied to Alpine’s products in the future and coverage and reimbursement under different federal healthcare programs are not always consistent. Medicare reimbursement rates may also reflect budgetary constraints placed on the Medicare program.

Third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own reimbursement rates. These coverage policies and limitations may rely, in part, on compendia listings for approved therapeutics. Alpine’s inability to promptly obtain relevant compendia listings, coverage and adequate reimbursement from both government-funded and private payors for new therapeutics Alpine develops and for which Alpine obtains regulatory approval could have a material adverse effect on Alpine’s operating results, Alpine’s ability to raise capital needed to commercialize products and Alpine’s financial condition.

Alpine believes the efforts of governments and third-party payors to contain or reduce the cost of healthcare, and legislative and regulatory proposals to broaden the availability of healthcare, will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the healthcare system in the U.S. and other major healthcare markets have been proposed, and such efforts have expanded substantially in recent years. These developments could, directly or indirectly, affect Alpine’s ability to sell Alpine’s products, if approved, at a favorable price.

For example, in the U.S., in 2010, Congress passed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional policy reforms.

Among the provisions of the ACA addressing coverage and reimbursement of pharmaceutical products, of importance to Alpine’s potential therapeutic candidates are the following:

•	Increases to pharmaceutical manufacturer rebate liability under the Medicaid Drug Rebate Program due to an increase in the minimum basic Medicaid rebate on most branded prescription drugs and the application of Medicaid rebate liability to drugs used in risk-based Medicaid managed care plans.

•	The expansion of the 340B Drug Pricing Program to require discounts for “covered outpatient drugs” sold to certain children’s hospitals, critical access hospitals, freestanding cancer hospitals, rural referral centers, and sole community hospitals.

•	Requirements imposed on pharmaceutical companies to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “Donut Hole.”

•	Requirements imposed on pharmaceutical companies to pay an annual non-tax-deductible fee to the federal government based on each company’s market share of prior year total sales of branded drugs to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs, and Department of Defense. Since Alpine currently expects Alpine’s branded pharmaceutical sales to constitute a small portion of the total federal healthcare program pharmaceutical market, Alpine does not currently expect this annual assessment to have a material impact on Alpine’s financial condition.

•	For therapeutic candidates classified as biologics, marketing approval for a follow-on biologic therapeutic may not become effective until 12 years after the date on which the reference innovator biologic therapeutic was first licensed by the FDA, with a possible six-month extension for pediatric therapeutics. After this exclusivity ends, it may be possible for biosimilar manufacturers to enter the market, which is likely to reduce the pricing for such therapeutics and could affect Alpine’s profitability if Alpine’s therapeutics are classified as biologics.

Separately, pursuant to the health reform legislation and related initiatives, the Centers for Medicare and Medicaid Services (“CMS”) are working with various healthcare providers to develop, refine, and implement Accountable Care Organizations (“ACOs”) and other innovative models of care for Medicare and Medicaid beneficiaries, including the Bundled Payments for Care Improvement Initiative, the Comprehensive Primary Care Initiative, the Duals Demonstration, and other models. The continued development and expansion of ACOs and other innovative models of care will have an uncertain impact on any future reimbursement Alpine may receive for approved therapeutics administered by such organizations.

In addition, in recent years, the U.S. Congress has enacted various laws seeking to reduce the federal debt level and contain healthcare expenditures. For example, as a result of the Budget Control Act of 2011 and the Bipartisan Budget Act of 2015, an annual 2% reduction to Medicare payments took effect on April 1, 2013 and has been extended through 2025. These across-the-board spending cuts could adversely affect Alpine’s future revenues, earnings, and cash flows.

The financial impact of U.S. healthcare reform legislation over the next few years will depend on a number of factors, including the policies reflected in implementing regulations and guidance and changes in sales volumes for therapeutics affected by the legislation.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing coverage, reimbursement, and marketing of products regulated by CMS or other government agencies. In addition to new legislation, CMS coverage and reimbursement policies are often revised or interpreted in ways that may significantly affect Alpine’s business and its products. In particular, Alpine expects that the new Administration and Congress will seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the U.S. healthcare reform legislation. Since taking office, President Trump has continued to support the repeal of all or portions of the ACA. President Trump has also issued an executive order in which he stated that it is his Administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. There is still uncertainty with respect to the impact President Trump’s Administration and Congress may have, if any, and any changes will likely take time to unfold. Such reforms could have an adverse effect on anticipated revenues from therapeutic candidates that Alpine may successfully develop and for which Alpine may obtain regulatory approval and may affect Alpine’s overall financial condition and ability to develop therapeutic candidates. However, Alpine cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on Alpine.

The healthcare industry is heavily regulated in the U.S. at the federal, state, and local levels, and Alpine’s failure to comply with applicable requirements may subject Alpine to penalties and negatively affect Alpine’s financial condition.

As a healthcare company, Alpine’s operations, clinical trial activities, and interactions with healthcare providers may be subject to extensive regulation in the U.S., particularly if Alpine receives FDA approval for any of its products in the future. For example, if Alpine receives FDA approval for a therapeutic for which reimbursement is available under a federal healthcare program (e.g., Medicare, Medicaid), it would be subject to a variety of federal laws and regulations, including those prohibiting the filing of false or improper claims for payment by federal healthcare programs (e.g. the federal False Claims Act), prohibiting unlawful inducements for the referral of business reimbursable by federal healthcare programs (e.g. the federal Anti-Kickback Statute), and requiring disclosure of certain payments or other transfers of value made to U.S.-licensed physicians and teaching hospitals. Alpine is not able to predict how third parties will interpret these laws and apply applicable governmental guidance and may challenge Alpine’s practices and activities under one or more of these laws. If Alpine’s past or present operations are found to be in violation of any of these laws, Alpine could be subject to civil and criminal penalties, which could hurt Alpine’s business, Alpine’s operations, and financial condition.

Similarly, HIPAA prohibits, among other offenses, knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors, or falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for items or services under a health care benefit program. To the extent that Alpine acts as a business associate to a healthcare provider engaging in electronic transactions, Alpine may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of patient-identifiable health information, mandates the adoption of standards relating to the privacy and security of patient-identifiable health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws imposing more stringent requirements on entities like Alpine. Failure to comply with applicable laws and regulations could result in substantial penalties and adversely affect Alpine’s financial condition and results of operations.

Alpine’s ability to obtain services, reimbursement, or funding from the federal government may be impacted by possible reductions in federal spending.

The U.S. federal budget remains in flux, which could, among other things, cut Medicare payments to providers. The Medicare program is frequently mentioned as a target for spending cuts. The full impact on Alpine’s business of any future cuts in Medicare or other programs is uncertain. In addition, Alpine cannot predict any impact President Trump’s administration and Congress may have on the federal budget. If federal spending is reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health, to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve drug research and development, manufacturing, and marketing activities, which may delay Alpine’s ability to develop, market, and sell any therapeutics Alpine may develop.

If any of Alpine’s therapeutic candidates receives marketing approval and Alpine or others later identify undesirable side effects caused by the therapeutic candidate, Alpine’s ability to market and derive revenue from the therapeutic candidates could be compromised.

In the event any of Alpine’s therapeutic candidates receive regulatory approval and Alpine or others identify undesirable side effects, adverse events, or other problems caused by one of Alpine’s therapeutics, any of the following adverse events could occur, which could result in the loss of significant revenue to Alpine and materially and adversely affect Alpine’s results of operations and business:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	Alpine may need to recall the therapeutic or change the way the therapeutic is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular therapeutic or the manufacturing processes for the therapeutic or any component thereof;

•	Alpine may not be able to secure or maintain adequate coverage and reimbursement for Alpine’s proprietary therapeutic candidates from government (including U.S. federal health care programs) and private payors;

•	Alpine may lose or see adverse alterations to compendia listings or treatment protocols specified by accountable care organizations;

•	Alpine may be subject to fines, restitution, or disgorgement of profits or revenues, injunctions, or the imposition of civil penalties or criminal prosecution;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning, or equivalent, or a contraindication;

•	regulatory authorities may require Alpine to implement a REMS, or to conduct post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product;

•	Alpine may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	Alpine could be sued and held liable for harm caused to patients;

•	the therapeutic may become less competitive; and

•	Alpine’s reputation may suffer.

Significant developments stemming from the United Kingdom’s recent referendum on membership in the EU could have a material adverse effect on Alpine.

On June 23, 2016, the United Kingdom held a referendum and voted in favor of leaving the EU. This referendum has created political and economic uncertainty, particularly in the United Kingdom and the EU, and this uncertainty may last for years. Any business Alpine conducts, now and in the future, in the United Kingdom, the EU, and worldwide could be affected during this period of uncertainty, and perhaps longer, by the impact of the United Kingdom’s referendum. There are many ways in which Alpine’s business could be affected, only some of which Alpine can identify as of the date of this proxy statement/prospectus/information statement.

The referendum, and the likely withdrawal of the United Kingdom from the EU it triggers, has caused and, along with events potentially occurring in the future as a consequence of the United Kingdom’s withdrawal, including the possible breakup of the United Kingdom, may continue to cause significant volatility in global financial markets, including in global currency and debt markets. This volatility could cause a slowdown in economic activity in the United Kingdom, Europe, or globally, which could adversely affect Alpine’s operating results and growth prospects. In addition, Alpine’s business could be negatively affected by new trade agreements between the United Kingdom and other countries, including the U.S, and by the possible imposition of trade or other regulatory barriers in the United Kingdom.

It is currently unknown how regulations affecting clinical trials, the approval of Alpine’s future products, and the sale of these products will be affected by this referendum either in the United Kingdom or elsewhere in Europe.

These possible negative impacts, and others resulting from the United Kingdom’s actual or threatened withdrawal from the EU, may adversely affect Alpine’s operating results and growth prospects.

Risks Related to the Combined Organization

In determining whether you should approve the merger, the issuance of shares of Nivalis common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to Nivalis” and “Risk Factors—Risks Related to Alpine,” which will also apply to the combined organization.

Nivalis’ stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of Nivalis’ common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology, and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of Nivalis’ common stock to fluctuate following the merger include:

•	the ability of the combined organization to obtain regulatory approvals for product candidates, and delays or failures to obtain such approvals;

•	the failure of any of the combined organization’s product candidates, if approved, to achieve commercial success;

•	issues in manufacturing the combined organization’s approved products, if any, or product candidates;

•	the results of current, and any future, preclinical or clinical trials of the combined organization’s product candidates;

•	the entry into, or termination of, key agreements, including key licensing or collaboration agreements;

•	the initiation of material developments in, or conclusion of, litigation to enforce or defend any of the combined organization’s intellectual property rights or defend against the intellectual property rights of others;

•	announcements by commercial partners or competitors of new commercial products, clinical progress (or the lack thereof), significant contracts, commercial relationships, or capital commitments;

•	adverse publicity relating to the combined organization’s markets, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies competing with potential products of the combined organization;

•	the loss of key employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover the combined organization’s common stock;

•	general and industry-specific economic conditions potentially affecting the combined organization’s research and development expenditures;

•	changes in the structure of health care payment systems;

•	period-to-period fluctuations in the combined organization’s financial results;

•	failure to meet or exceed financial and development projections the combined organization may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislators, regulators, and the investment community;

•	adverse regulatory decisions;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and its ability to obtain patent protection for its technologies;

•	sales of its common stock by the combined organization or its stockholders in the future;

•	trading volume of its common stock; and

•	period-to-period fluctuations in the combined organization’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies or the biotechnology sector. These broad market fluctuations may also adversely affect the trading price of the combined organization’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization’s profitability and reputation.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined organization will incur significant legal, accounting, and other expenses Alpine did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and The NASDAQ Stock Market LLC. These rules and regulations are expected to increase the combined organization’s legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the combined organization’s management team will consist of the executive officers of Alpine prior to the merger, some of whom may not have previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors and officers liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization’s board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization’s business or stock price to suffer.

Anti-takeover provisions in the combined organization charter documents and under Delaware law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.

Provisions in the combined organization’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined organization’s stockholders, and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although Nivalis and Alpine believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the combined organization’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Nivalis and Alpine do not anticipate the combined organization will pay any cash dividends in the foreseeable future.

The current expectation is the combined organization will retain its future earnings to fund the development and growth of the combined organization’s business. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined organization stock price to decline.

If existing stockholders of Nivalis and Alpine sell, or indicate an intention to sell, substantial amounts of the combined organization’s common stock in the public market after the post-merger lock-up and other legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined organization could decline. Based on shares outstanding as of May 12, 2017, upon completion of the merger, the combined organization is expected to have outstanding a total of approximately 13.9 million shares of common stock (after giving effect to the proposed Nivalis Reverse Stock Split). Of these shares, only approximately 3.5 million shares of common stock will be freely tradable, without restriction, in the public market.

The lock-up agreements entered into between each of Nivalis and Alpine and certain of each other’s securityholders provide that the shares subject to the lock-up restrictions will be released from such restrictions 180 days from the closing date. Based on shares outstanding as of May 12, 2017, up to an additional approximately 10.4 million shares of common stock (after giving effect to the proposed Nivalis Reverse Stock Split) will be eligible for sale in the public market, approximately 9.5 million of which will be held by directors, executive officers of the combined organization, and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. In addition, approximately 1.2 million shares of common stock subject to outstanding options of Alpine as of April 18, 2017, and approximately 0.5 million shares of common stock subject to outstanding options of Nivalis as of May 12, 2017 (in each case, after giving effect to the proposed Nivalis Reverse Stock Split) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined organization common stock could decline.

If the ownership of the combined organization common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined organization stock price to decline.

Executive officers, directors of the combined organization, and their affiliates are expected to beneficially own or control approximately 70% of the outstanding shares of the combined organization common stock following the completion of the merger (after giving effect to the exercise of all outstanding vested and unvested options and warrants). Accordingly, these executive officers, directors, and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation, or sale of all or substantially all of the combined organization assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined organization, even if such a change of control would benefit the other stockholders of the combined organization. The significant concentration of stock ownership may adversely affect the trading price of the combined organization’s common stock due to investors’ perception that conflicts of interest may exist or arise.

An active trading market for the combined organization’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for Alpine’s common stock. An active trading market for the combined organization’s shares of common stock may never develop or be sustained. If an active market for the combined organization’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined organization, its business or its market, its stock price and trading volume could decline.

The trading market for the combined organization’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined organization’s common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined organization will not have any control over the analysts or the content and opinions included in their reports. The price of the combined organization’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined organization or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined organization will have broad discretion in the use of proceeds from the Pre-Closing Financing and may invest or spend the proceeds of the Pre-Closing Financing in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined organization will have broad discretion over the use of proceeds from the Pre-Closing Financing. You may not agree with the combined organization’s decisions, and its use of the proceeds may not yield any return on your investment. The combined organization’s failure to apply the net proceeds of the Pre-Closing Financing effectively could compromise its ability to pursue its growth strategy and the combined organization might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the combined organization’s decisions on how to use the net proceeds from the Pre-Closing Financing.

Nivalis’ pre-merger net operating loss carryforwards and certain other tax attributes may be subject to limitations. The pre-merger net operating loss carryforwards and certain other tax attributes of Alpine and of the combined organization may also be subject to limitations as a result of ownership changes resulting from the merger.

In general, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards (“NOLs”) to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of a corporation’s common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. Nivalis may have experienced ownership changes in the past and may experience ownership changes in the future. In addition, the closing of the merger may result in an ownership change for Nivalis. It is possible that Alpine’s net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of ownership changes in the past and/or the closing of the merger. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Nivalis’, Alpine’s or the combined organization’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

If the combined organization fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined organization will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Stock Market LLC. The Sarbanes-Oxley Act requires, among other things, that the combined organization maintain effective disclosure controls and procedures and internal control over financial reporting. The combined organization must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Alpine has never been required to test its internal controls within a specified period. This will require that the combined organization incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expend significant management efforts. The combined organization may experience difficulty in meeting these reporting requirements in a timely manner.

The combined organization may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined organization’s internal control over financial reporting will not prevent or detect all errors and all fraud. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the internal control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of internal controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all internal control issues and instances of fraud will be detected.

If the combined organization is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined organization may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by The NASDAQ Stock Market LLC, the SEC, or other regulatory authorities.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”)) concerning Nivalis, Alpine, the proposed merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Nivalis, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Nivalis and Alpine to consummate the merger; risks related to Nivalis’ ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the changes in market price of Nivalis’ common stock relative to the exchange ratio; the ability of Nivalis or Alpine to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Nivalis can give no assurance that the conditions to the merger will be satisfied. Except as required by applicable law, Nivalis undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of the factors that may cause Nivalis, Alpine or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Nivalis and Alpine to complete the merger and the effect of the merger on the business of Nivalis, Alpine and the combined organization, see the section entitled “Risk Factors” beginning on page 25.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Nivalis including the risk factors included in Nivalis’ most recent Annual Report on Form 10-K, and Nivalis’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 293.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Nivalis, Alpine or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Nivalis and Alpine do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF NIVALIS’ STOCKHOLDERS

Date, Time and Place

The Nivalis special meeting will be held on [●], 2017, at [●] commencing at [●] Mountain time. Nivalis is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by Nivalis’ board of directors for use at the Nivalis special meeting and any adjournments or postponements of the Nivalis special meeting. This proxy statement/prospectus/information statement is first being furnished to Nivalis’ stockholders on or about [●], 2017.

Purpose of the Nivalis Special Meeting

The purpose of the Nivalis special meeting is:

1. To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders in accordance with the Merger Agreement.

2. To approve an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split, in the form attached as Annex D to this proxy statement/prospectus/information statement.

3. To approve the amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Name Change in the form attached as Annex E to this proxy statement/prospectus/information statement

4. To consider and vote upon an adjournment of the Nivalis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

5. To transact such other business as may properly come before the Nivalis special meeting or any adjournment or postponement thereof.

Recommendation of Nivalis’ Board of Directors

•	Nivalis’ board of directors has determined that the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders pursuant to the Merger Agreement are fair to, advisable and in the best interest of Nivalis and its stockholders and has approved and declared advisable the Merger Agreement and such transactions. Nivalis’ board of directors recommends that Nivalis’ stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders.

•	Nivalis’ board of directors has determined that the Nivalis Reverse Stock Split is fair to, advisable and in the best interest of Nivalis and its stockholders and has approved and declared advisable the Nivalis Reverse Stock Split. Nivalis’ board of directors recommends that Nivalis’ stockholders vote “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split.

•	Nivalis’ board of directors has determined that the Nivalis Name Change is fair to, advisable and in the best interest of Nivalis and its stockholders and has approved and declared advisable the Nivalis Name Change. Nivalis’ board of directors recommends that Nivalis’ stockholders vote “FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Name Change.

•	Nivalis’ board of directors has determined and believes that adjourning the Nivalis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2 is advisable to, and in the best interests of, Nivalis and its stockholders and has approved and adopted the proposal. Nivalis’ board of directors recommends that Nivalis’ stockholders vote “FOR” Proposal No. 4 to adjourn the Nivalis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

Record Date and Voting Power

Only holders of record of Nivalis’ common stock at the close of business on the record date, [●], 2017, are entitled to notice of, and to vote at, the Nivalis special meeting. There were approximately [●] holders of record of Nivalis’ common stock at the close of business on the record date. At the close of business on the record date, [●] shares of Nivalis’ common stock were issued and outstanding. Each share of Nivalis’ common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Nivalis” in this proxy statement/prospectus/information statement for information regarding persons known to Nivalis’ management to be the beneficial owners of more than 5% of the outstanding shares of Nivalis’ common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of Nivalis’ board of directors for use at the Nivalis special meeting.

If you are a stockholder of record of Nivalis as of the record date referred to above, you may vote in person at the Nivalis special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Nivalis special meeting, Nivalis urges you to vote by proxy to ensure your vote is counted. You may still attend the Nivalis special meeting and vote in person if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:

•	to vote in person, attend the Nivalis special meeting and Nivalis will provide you a ballot when you arrive.

•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Nivalis before the Nivalis special meeting, Nivalis will vote your shares as you direct on the proxy card.

•	to vote by telephone or on the Internet, dial the number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide Nivalis’ number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern time on [●] to be counted.

If your shares of Nivalis’ common stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares of Nivalis’ common stock. If you do not give instructions to your broker, your broker can vote your shares of Nivalis’ common stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of NASDAQ on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Nivalis’ common stock will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 2 and 3 will be non-discretionary items.

All properly executed proxies that are not revoked will be voted at the Nivalis special meeting and at any adjournments or postponements of the Nivalis special meeting in accordance with the instructions contained in the proxy. If a holder of Nivalis’ common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders pursuant to the Merger Agreement; “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split; “FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Name Change; and “FOR” Proposal No. 4 to approve the adjournment of the Nivalis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2 in accordance with the recommendation of Nivalis’ board of directors.

Nivalis’ stockholders of record, other than those Nivalis’ stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Nivalis special meeting in one of three ways. First, a stockholder of record of Nivalis can send a written notice to the Secretary of Nivalis stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Nivalis can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, a stockholder of record of Nivalis can attend the Nivalis special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of Nivalis of record or a stockholder who owns shares of Nivalis’ common stock in “street name” has instructed a broker to vote its shares of Nivalis’ common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Nivalis special meeting of the holders of a majority of the shares of Nivalis’ common stock outstanding and entitled to vote at the Nivalis special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1 and 4 requires the affirmative vote of the holders of a majority of the shares of Nivalis’ common stock having voting power present in person or represented by proxy at the Nivalis special meeting. Approval of Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of Nivalis’ common stock having voting power outstanding on the record date for the Nivalis special meeting.

Votes will be counted by the inspector of election appointed for the Nivalis special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3; abstentions will have no effect on Proposal Nos. 1 and 4. Broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3. For Proposal Nos. 1 and 4, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Nivalis special meeting.

As of April 18, 2017, the directors and executive officers of Nivalis beneficially owned approximately 3% of the outstanding shares of Nivalis’ common stock entitled to vote at the Nivalis special meeting. Each of the directors and executive officers, and certain other stockholders, of Nivalis have entered into support agreements, pursuant to which such director, executive officer or other stockholder has agreed to be present (in person or by proxy) at the Nivalis special meeting to vote all shares of Nivalis’ common stock owned by him, her or it as of the record date (a) in favor of (i) the approval of the Merger Agreement, (ii) the approval of the transactions contemplated therein, including the issuance of shares of Nivalis’ common stock pursuant to the Merger Agreement, (iii) the adoption of an amendment to Nivalis’ certificate of incorporation to effect the Nivalis Reverse Stock Split, (iv) the adoption of an amendment to Nivalis’ certificate of incorporation to effect the Nivalis Name Change, (v) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein, including the issuance of common stock pursuant to the Merger Agreement on the date on which such meeting is held, and (vi) any other proposal included in the proxy statement in connection with, or related to, the consummation of the Merger for which Nivalis’ board of directors has recommended that the Nivalis’ stockholders vote in favor; and (b) against any competing acquisition proposal with respect to Nivalis. As of April 18, 2017, Nivalis is not aware of any affiliate of Alpine owning any shares of Nivalis’ common stock entitled to vote at the Nivalis special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Nivalis may solicit proxies from Nivalis’ stockholders by personal interview, telephone, telegram or otherwise. Nivalis and Alpine will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Nivalis’ common stock for the forwarding of solicitation materials to the beneficial owners of Nivalis’ common stock. Nivalis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Nivalis has retained MacKenzie Partners as its proxy solicitor. Nivalis will pay the fees of MacKenzie Partners, which Nivalis expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/information statement, Nivalis’ board of directors does not know of any business to be presented at the Nivalis special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Nivalis special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Nivalis and Alpine believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Ladenburg attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for Nivalis

Nivalis’ board of directors and management regularly reviews Nivalis’ operating and strategic plans in an effort to enhance stockholder value. This review involves, among other things, discussions of opportunities and risks associated with Nivalis’ product candidates, development programs, financial condition and market, as well as consideration of strategic alternatives and options available to Nivalis. On November 22, 2016, members of Nivalis’ management at that time, including Mr. Jon Congleton, Ms. Janice Troha, Mr. R. Michael Carruthers, Dr. David Rodman, Dr. Sherif Gabriel, and Dr. Steven Shoemaker, reviewed the results of Nivalis’ Phase 2 clinical trial of cavosonstat, a multi-center, randomized, double-blind, three-arm trial that enrolled 138 adult cystic fibrosis patients with two copies of the F508del mutation being treated with Orkambi™ (the “Clinical Trial”). The results of the Clinical Trial indicated that the Clinical Trial had failed to achieve its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction. A second, smaller clinical trial of cavosonstat in CF patients with one copy of the F508del-CFTR mutation similarly failed to meet its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction, as Nivalis announced on February 23, 2017.

In response to these negative results, Nivalis’ board of directors shortly thereafter initiated a process to identify and evaluate strategic alternatives available to Nivalis that ultimately resulted in the execution of the Merger Agreement with Alpine. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among members of the Special Committee (as defined below), Nivalis’ management team, and the management team of Alpine along with their respective advisors and under the guidance of each company’s board of directors. From the beginning, Nivalis followed a careful process assisted by experienced outside financial, scientific and legal advisors to rigorously examine potential transactions and transaction candidates in a broad and inclusive manner. The following is a summary of the background of the process undertaken by Nivalis, and the identification and evaluation of strategic alternatives and the negotiation of the Merger Agreement, including the circumstances surrounding Nivalis’ decision to review strategic alternatives available to it.

On November 27 and 28, 2016, Nivalis’ board of directors held telephonic meetings with members of Nivalis’ management and a representative of Gross Cutler Seiler Dupont LLC (“GCSD”), outside corporate counsel to Nivalis, to review the negative Clinical Trial results, the materials intended for public release of the results, and the strategic implications of those results. Following the close of markets on November 28, 2016, Nivalis publicly announced that the Clinical Trial had failed to achieve its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction.

On November 30, 2016, Nivalis’ board of directors, in executive session without members of management present, but with a representative of GCSD present, held a telephonic meeting and engaged in a detailed and substantive discussion of strategic alternatives available to Nivalis in light of the negative Clinical Trial results. The board considered various strategic alternatives intended to maximize value for Nivalis’ stockholders, including continuation of the development of Nivalis’ products in other indications as well as possible licensing opportunities or a sale or merger involving Nivalis. Following this call, on December 1, 2016, Howard Furst,

M.D., Chairman of Nivalis’ board of directors, met with members of Nivalis’ management, and asked management to provide the board of directors with management’s assessment of strategic options and alternatives.

On December 9, 2016, Nivalis’ board of directors held a telephonic meeting which was attended by members of Nivalis’ management and a representative of GCSD, during which members of Nivalis’ management presented to the members of Nivalis’ board of directors an alternative development plan for Nivalis’ GSNOR inhibitors in a potential asthma indication. Members of Nivalis’ management also presented management’s assessment of other strategic alternatives, including potential licensing opportunities or a sale or merger involving Nivalis, along with an analysis of the costs of closing down two clinical trials that were ongoing at that time compared to the costs of carrying them to completion. Detailed discussions were held regarding the merits and risks associated with management’s proposed development plan, including market opportunities and risks, development risks, costs and resources required to conduct required research and development activities and to execute such a plan, and the expected timeline to proof-of-concept and other events likely to result in value to Nivalis’ stockholders. Nivalis’ board of directors elected to continue the ongoing clinical trials to completion given that both trials were nearing completion and that all activities associated with them would be completed in the first quarter of 2017.

On December 11, 2016, Nivalis’ board of directors held a telephonic meeting that was also attended by a representative of GCSD to discuss further management’s proposed plan for the development of Nivalis’ GSNOR inhibitors for asthma indications and other strategic alternatives available to Nivalis. Following a discussion of the risks and potential benefits and opportunities of the proposed plan, Nivalis’ board of directors determined that the risks and uncertainties of pursuing such a development plan, including uncertainties relating to the ability of Nivalis to raise the required funds on favorable terms, or at all, necessary to fund such further development, were too great in relation to the potential benefits. Accordingly, following extensive discussion, Nivalis’ board of directors determined that it was in the best interest of Nivalis and its stockholders to pursue alternative strategic options, including a reverse merger involving Nivalis, in an effort to maximize stockholder value. Nivalis’ board of directors then determined to establish a Special Committee of the board of directors (the “Special Committee”) to assist in the investigation and evaluation of such strategic options and to make recommendations to Nivalis’ board of directors and management with respect to the day-to-day decisions as to process and strategy concerning an assessment of any potential strategic alternatives. Nivalis’ board of directors designated Messrs. Conway and Sekhri and Dr. Loh as the members of the Special Committee. Nivalis’ board of directors also discussed the evaluation and retention of special legal counsel and financial advisors to advise and assist Nivalis in its exploration of a potential strategic transaction, and the resources required to complete ongoing clinical trials, to preserve Nivalis’ assets, and to investigate, pursue and consummate a strategic transaction. Following discussion, Nivalis’ board of directors determined that it was in the best interest of Nivalis and its stockholders for Nivalis to engage special legal counsel and a financial advisor to assist and advise Nivalis. Nivalis’ board of directors then authorized the Special Committee and Nivalis’ management to interview and engage special counsel and a financial advisor to assist management with respect to the pursuit of a strategic transaction.

Between December 11 and December 13, 2016, members of the Special Committee contacted potential law firms to advise Nivalis on a potential strategic transaction and discussed potential investment banking firms. On December 13, 2016, the Special Committee held a telephonic meeting with representatives of Latham & Watkins LLP (“Latham & Watkins”) to discuss Latham & Watkins’ potential engagement as legal advisors to Nivalis. Following the Special Committee’s discussion of the qualifications, expertise, experience and reputation of Latham & Watkins, the Special Committee engaged Latham & Watkins as Nivalis’ special outside counsel to assist and advise Nivalis with respect to a potential strategic transaction.

On December 19, 2016, Mr. Conway and Dr. Loh met with representatives from four investment banking firms in New York, New York, to determine their suitability to act as Nivalis’ financial advisor with respect to the pursuit of a strategic transaction. On December 21, 2016, the Special Committee held a telephonic meeting to discuss the merits of the investment bank candidates. After consideration of the relative qualifications and expertise of the candidates, including industry expertise and knowledge, access to potential transaction candidates, and recent transaction experience, the Special Committee narrowed the candidates from four to two. Between December 21 and December 23, 2016, members of the Special Committee conducted further diligence on the two investment bank candidates. On December 23, 2016, the Special Committee held a telephonic meeting to discuss the investment bank candidates and the results of the further diligence conducted by members of the Special Committee. In this meeting, the Special Committee approved the selection of Ladenburg as Nivalis’ financial advisor for a potential strategic transaction, and the Special Committee appointed Mr. Conway as its chairman.

On January 2, 2017, Nivalis’ board of directors held a telephonic meeting which was also attended by members of Nivalis’ management and a representative of GCSD. Mr. Conway provided the board of directors with an update regarding recent activities of the Special Committee, including the engagement of Latham & Watkins and the process engaged in and discussions held with investment banking firms to assist and advise the Special Committee and the board through a potential strategic transaction. Mr. Conway reviewed the proposed terms of the engagement letter with Ladenburg. Following discussion of the engagement letter and the qualifications and experience of Ladenburg, Nivalis’ board of directors approved the engagement of Ladenburg on the terms set forth in its engagement letter presented to the board of directors and authorized management to execute and deliver the engagement letter to Ladenburg. Also at this meeting, Mr. Congleton reviewed plans to streamline Nivalis’ operations and conserve its cash resources, including a proposed reduction in force, and the board of directors reviewed a proposed press release circulated to the participants prior to the meeting relating to the determination to initiate a process to explore and evaluate a range of strategic alternatives, the establishment of the Special Committee and the retention of Ladenburg.

On January 3, 2017, Nivalis publicly announced the initiation of a process to explore and review a range of strategic alternatives focused on maximizing stockholder value from its clinical assets and cash resources. Such strategic alternatives included, but were not limited to, the potential for an acquisition, merger, business combination or other strategic transaction. Nivalis also announced that its board of directors had appointed a Special Committee to assist in the pursuit of such a transaction and that Nivalis’ had retained Ladenburg as its financial advisor. Nivalis further announced its intent to streamline its operations in order to conserve capital.

On January 5, 2017, an organizational meeting was held by teleconference with the Special Committee, members of Nivalis’ management team, representatives of Latham & Watkins, a representative of GCSD and representatives of Ladenburg in attendance. At this meeting, Ladenburg reviewed the process to be undertaken to identify and evaluate potential strategic alternatives and parties that may be interested in pursuing a strategic transaction with Nivalis. The Special Committee discussed the anticipated timeline for contacting, and receiving and evaluating proposals from, interested parties in connection with pursuing a strategic transaction, reviewed proposed selection criteria to be used in identifying and evaluating candidates, and reviewed a proposed bid letter prepared by Ladenburg to be sent to interested parties. The Special Committee further established a standing weekly meeting schedule to ensure regular communication and coordination among the members of the Special Committee, Latham & Watkins, GCSD and Ladenburg.

Between January 5 and February 7, 2017, Ladenburg, with assistance from the Special Committee and members of Nivalis’ management, conducted a process of identifying and evaluating potential parties to strategic combinations. In its outreach efforts, members of the board of directors and management, and representatives of Ladenburg, contacted a broad set of companies that met certain criteria established by the Special Committee and that consisted of private companies actively considering an initial public offering, private companies not actively considering an initial public offering, private companies that had failed in earlier attempts to complete an initial public offering but that had raised significant capital, publicly traded foreign companies seeking a NASDAQ listing and public companies in the United States seeking capital or that were believed to have a strategic fit with Nivalis. As a result of this process, between January 5, 2017 and February 5, 2017, Ladenburg delivered bid process letters to a total of 127 companies and, in response thereto, Nivalis received a total of 81 non-binding proposals.

On January 6, 2017, Nivalis’ board of directors held a telephonic meeting that was also attended by members of management and a representative of GCSD. Mr. Conway provided an update on the activities of the Special Committee, including the process of soliciting non-binding proposals and timing of key activities. Mr. Conway also reviewed, and the board of directors discussed, the proposed selection criteria to be used in evaluating candidates. The board of directors engaged in a discussion of various alternative structures and potential valuation scenarios relating to Nivalis’ GSNOR inhibitor assets.

On January 12, 2017, Nivalis publicly announced a reduction in workforce that would take place between January 15 and March 31, 2017, and which would affect a total of 25 employees, including Nivalis’ President and Chief Executive Officer, Jon Congleton, and Nivalis’ Chief Medical Officer, David Rodman, M.D. As a result of the reduction in workforce, as of March 31, 2017, Nivalis had five remaining employees, including two members of the management team, Mr. Carruthers, Chief Financial Officer and newly appointed Interim President, and Ms. Troha, Chief Operating Officer.

On January 16, 2017, the Special Committee held a telephonic meeting that was attended by representatives of Ladenburg, members of Nivalis’ management and a representative of GCSD to discuss the status of Ladenburg’s outreach efforts, the deadline for receipt of non-binding proposals following delivery of bid process letters, and the plans for reviewing such proposals. The Special Committee also discussed strategic alternatives relating to Nivalis’ GSNOR inhibitor platform, including the timing of any separate transaction involving these assets and expected valuation of such assets in light of their early stage of development and failure in the CF indication.

On January 20, 2017, Nivalis’ board of directors held a telephonic meeting attended by members of Nivalis’ management and a representative of GCSD. Mr. Conway gave an update on the activities of the Special Committee, including the status of Ladenburg’s outreach efforts as well as the process for reviewing and evaluating potential candidates and any eventual proposals, the criteria to be used in assessing such candidates, and the fact that outside experts may need to be engaged to assist in the evaluation of candidates. The board of directors engaged in a detailed discussion of these topics, during which the board of directors agreed with the selection criteria established by the Special Committee. This criteria included an evaluation of each candidate’s financing risk at closing; the candidate’s product pipeline; upcoming milestones with respect to the candidate’s product candidates likely to occur after a closing that may create greater value for stockholders; the experience and expertise of the candidate’s management and scientific teams; the candidate’s investor base and capital structure; the candidate’s ability to maintain Nivalis’ NASDAQ listing and operate a public company after closing; the proposed relative valuations of Nivalis and the candidate; and the candidate’s ability to effectively fund operations after a closing. Mr. Conway also updated the board of directors on the Special Committee’s discussions regarding potential strategies or alternatives with respect to Nivalis’ GSNOR inhibitor portfolio, noting that the main emphasis of the Special Committee would be on obtaining maximum value for Nivalis’ stockholders in the primary strategic transaction, but that the bid process letters that Ladenburg had delivered to potentially interested parties included a request for interested parties to indicate interest in Nivalis’ GSNOR portfolio. The board of directors then engaged in a discussion of potential strategic alternatives for the GSNOR portfolio.

On January 25, 2017, the Special Committee held a telephonic meeting with members of Nivalis’ management, representatives of Ladenburg and a representative of GCSD also present. At such meeting, the Special Committee discussed the status of Ladenburg’s outreach efforts and the application of the criteria established by the Special Committee that would be used to narrow down the list of potential candidates that had submitted or would submit non-binding indications of interest. The Special Committee also discussed limiting outreach efforts to companies in the pharmaceutical and biotechnology industry in light of Nivalis’ board of directors’ and management’s ability to evaluate and assess the products, and related operational, industry, regulatory, financial, market and other risks and opportunities, of companies within such industries. The Special Committee also discussed with representatives of Ladenburg the process for receipt, review and response to non-binding indications of interest.

Between January 27 and February 2, 2017, members of Nivalis’ management team held teleconferences with, and provided detailed information to, four companies that expressed an interest in Nivalis’ GSNOR inhibitor portfolio (the “Participating GSNOR Interested Parties”) as part of the indications of interest such parties submitted to Nivalis. Three of the Participating GSNOR Interested Parties indicated to representatives of Ladenburg that they were no longer interested in the GSNOR inhibitor portfolio after such parties had been notified by representatives of Ladenburg that they were not selected to move forward with negotiations for a transaction involving Nivalis generally.

On February 3, 2017, Nivalis’ board of directors held a telephonic meeting attended by members of Nivalis’ management and a representative of GCSD. Mr. Conway updated the board of directors on the status of, and next steps to be taken in, the process of evaluating and selecting potential partners for a strategic transaction involving Nivalis, which would include an initial screening of candidates by Ladenburg and the Special Committee based on the selection criteria approved by the Special Committee and review by the Special Committee of the non-binding indications of interest submitted by candidates. Mr. Conway further explained that the Special Committee would use such process to narrow the group of interested parties to a reasonable number for further discussion and evaluation, including formal, in-person presentations to Nivalis’ board of directors by each such interested party.

On February 7 and 8, 2017, the Special Committee, along with members of Nivalis’ management team, Dr. Furst and representatives of Ladenburg, met at Ladenburg’s offices in New York, New York, to review and evaluate the non-binding proposals that had been received and to identify candidates, based on the selection criteria established by the Special Committee, that should be invited to present their proposals to Nivalis’ board of directors. As a result of this process, the Special Committee identified ten companies (the “Initial Final Candidates”) to be extended an invitation to make presentations to Nivalis’ board of directors, one of which was Alpine. Following the meeting, representatives of Ladenburg contacted representatives of each of the Initial Final Candidates and indicated to each such party that such party had been selected to proceed in further discussions with Nivalis regarding a strategic transaction.

On February 9, 2017, Nivalis’ board of directors held a telephonic meeting which was attended by members of Nivalis’ management and a representative of Ballard Spahr LLP (which law firm Nivalis retained when the representative of GCSD who had been Nivalis’ outside corporate counsel joined Ballard Spahr LLP) (“Ballard”). Mr. Conway updated the board of directors with respect to the activities of the Special Committee, including a detailed review of the selection process used during the February 7 and 8, 2017 meetings at Ladenburg’s offices, and provided a summary of the Initial Final Candidates identified by the Special Committee.

On February 13 and 14, 2017, Nivalis’ board of directors, including each member of the Special Committee, members of Nivalis’ management, and representatives of Ladenburg participated in ten separate in-person meetings with the management teams of each of the Initial Final Candidates. During such meetings, each Initial Final Candidate presented information about its company and the terms of its non-binding proposal, and responded to questions from Nivalis’ board of directors, Nivalis’ management team and Ladenburg representatives. Following the conclusion of these meetings, on February 15, 2017, Nivalis’ board of directors, including each member of the Special Committee, members of Nivalis’ management and representatives of Ladenburg, reviewed each presentation made by the Initial Final Candidates and discussed each non-binding proposal received from the Initial Final Candidates. As a result of this review and discussion, Nivalis’ board of directors determined to select Alpine and three other companies (“Company A,” “Company B” and “Company C,” respectively; and together with Alpine, the “Finalist Candidates”) to move forward in the process. At the direction of Nivalis’ board of directors, Ladenburg thereafter contacted each of the Finalist Candidates to notify them of their selection to continue discussions with Nivalis concerning a potential strategic transaction.

Between February 14 and March 17, 2017, the Special Committee, other members of Nivalis’ board of directors, and members of Nivalis’ management requested, reviewed and analyzed scientific and other information regarding the development activities, product pipelines and businesses of the Finalist Candidates and advanced the negotiations with these companies regarding a potential strategic transaction. Nivalis also retained outside scientific experts during this period to conduct detailed scientific diligence on the Finalist Candidates to further inform the Special Committee’s and board of directors’ determinations.

On February 17, 2017, Nivalis’ board of directors held a telephonic meeting attended by members of management, a Ladenburg representative and a representative of Ballard. Mr. Conway provided an update on activities of the Special Committee and reviewed with the board of directors the Finalist Candidates that were selected based on the proposed terms of a transaction received from each such party, including relative valuation proposals for Nivalis and such Finalist Candidate, the expertise and qualifications of the management and scientific teams of such Finalist Candidate, the development products and pipeline of such Finalist Candidate, market opportunities and risks, development risks, preparedness for operating a public company and other factors. The status of Nivalis’ diligence efforts with respect to each such Finalist Candidate and findings to date were also presented and reviewed. Ladenburg then provided a summary of the status and nature of the discussions Ladenburg held with each of the Finalist Candidates since the February 13 and 14, 2017 meetings in New York, New York.

On February 22, 2017, the Special Committee held a telephonic meeting attended by members of Nivalis’ management, representatives of Ladenburg and a representative of Ballard. Mr. Conway reviewed the key terms of the proposals from each of the Finalist Candidates resulting from negotiations with each of the Finalist Candidates, and the Special Committee engaged in a detailed discussion of such terms and the status of negotiations and strategies with each Finalist Candidate. The Special Committee also reviewed the findings from scientific and regulatory diligence and considered and discussed the potential risks affecting the ability of the Finalist Candidates to successfully and timely develop their respective products. The Special Committee further considered, with input from representatives of Ladenburg, the valuation ranges proposed by each of the Finalist Candidates and discussed strategies to advance discussions with each Finalist Candidate. Following this discussion, the Special Committee requested that Ladenburg prepare draft term sheets summarizing the proposals and certain other material terms of a transaction with each of the Finalist Candidates, including Alpine.

Between February 24 and February 28, 2017, representatives of Ballard and Latham & Watkins prepared draft non-binding term sheets to be delivered to each of the Finalist Candidates outlining the material terms of a proposed transaction with each such Finalist Candidate. During the same period, Nivalis’ management and members of the Special Committee conducted further due diligence of each Finalist Candidate. On February 27, 2017, Nivalis’ management, Mr. Conway, as chairman of the Special Committee, representatives of Ladenburg and a representative of Ballard held a telephonic meeting during which the results of the due diligence review conducted to date on the Finalist Candidates and input from the other members of the Special Committee received by Mr. Conway were discussed. As a result of such additional due diligence and discussions, Mr. Conway consulted with each of the other members of the Special Committee and the Special Committee members determined that it would not be in Nivalis’ best interest to pursue a transaction with Company C. The Special Committee directed Ladenburg to communicate to Company C that Nivalis would not be pursuing further discussions with such party. Following such determination and dismissal of Company C, the Special Committee determined to provide a draft non-binding term sheet to each of Alpine, Company A and Company B outlining, in each case, the terms of a proposed strategic transaction involving such company and Nivalis.

On February 27, 2017, representatives of Ladenburg provided draft non-binding term sheets to each of Alpine, Company A and Company B summarizing the material proposed terms of a potential transaction with each such company, including the form of the transaction, the respective valuations of Nivalis and each such company, the ability of Nivalis to enter into a separate transaction prior to a closing involving a sale or license of its GSNOR inhibitor portfolio, the composition of the board of directors following a closing, conditions to execution of a definitive agreement, conditions to the closing of a transaction, certain deal protection provisions, the parties’ obligations to deliver lock-up agreements, payment of fees and expenses, and confidentiality provisions.

On February 28, 2017, at the Special Committee’s direction, Ladenburg informed Company C that Nivalis would not be pursuing further discussions with Company C.

Between February 28, 2017 and March 3, 2017, Mr. Conway, as chair of the Special Committee, and members of Nivalis’ management engaged in due diligence discussions with the remaining Finalist Candidates and engaged in negotiations with each such Finalist Candidate of the terms set forth in the draft non-binding term sheets, in each case with input from representatives of Ladenburg, Latham & Watkins and Ballard.

On March 2, 2017, Alpine provided a revised draft of the non-binding term sheet reflecting Alpine’s counterproposals to the respective valuations of Nivalis and Alpine, the composition of the board of directors following the closing of a potential transaction to include an independent representative, the treatment of a sale of the GSNOR inhibitor portfolio prior to a closing, the duration of an exclusivity agreement with Alpine and the size of a break-up fee in the event a definitive agreement is terminated under certain circumstances.

On March 3, 2017, Nivalis’ board of directors held a telephonic meeting attended by members of Nivalis’ management, representatives from Ladenburg and a representative of Ballard. At such meeting, Mr. Conway updated the board of directors of Nivalis on the status of the Special Committee’s diligence of, and negotiations with, the Finalist Candidates, including with respect to the dismissal of Company C, and recent discussions with the remaining Finalist Candidates, including Nivalis’ engagement of outside scientific experts to assist it in further diligence of the transaction candidates. Mr. Conway advised the board of directors that, based on the Special Committee’s assessment of the strengths and weaknesses of the remaining Finalist Candidates following further due diligence activities and review of the material terms of the transactions proposed by the remaining Finalist Candidates, it was the recommendation of the Special Committee that the potential transaction candidates be narrowed to Alpine and Company B and that the process with Company A be slowed but remain active only to the extent negotiations with Alpine and Company B did not proceed favorably. Ladenburg then reviewed with the board of directors recent discussions held by members of Nivalis’ management and the Special Committee with representatives of each of Alpine and Company B and reviewed the key terms of the proposals submitted by each of Alpine and Company B, including the respective valuation proposals therein. The board of directors engaged in considerable discussion with input from Ladenburg and members of Nivalis’ management regarding the merits of pursuing a strategic transaction with either Alpine or Company B, and the proposed terms presented by each of Alpine and Company B. Following this detailed discussion, the board of directors agreed with the Special Committee’s recommendation that further diligence and negotiations should proceed with Alpine and Company B.

Also on March 3, 2017, separate teleconferences were held with each of Alpine and Company B to discuss various issues arising from Nivalis’ diligence efforts and to further negotiate the open terms of a potential transaction with each respective party. Participating in the calls from Nivalis were members of Nivalis’ management, Mr. Conway, as chairman of the Special Committee, representatives of Ladenburg and representatives of Ballard. Participating from Alpine and Company B were members of their respective management teams and members of their respective boards of directors and representatives of their respective legal counsels.

On March 3, 2017, a teleconference with Alpine and members of Nivalis’ management was held. During such teleconference the parties discussed the respective valuations of Alpine and Nivalis, including the underlying valuation assumptions relating to the net cash of each company at the closing of a potential transaction and a concurrent financing of Alpine, the scope of an exclusivity agreement with Alpine and the size of a break-up fee to be reflected in a definitive agreement for the potential transaction. Alpine sent a revised term sheet to representatives of Ladenburg reflecting a revised equity valuation of Alpine, and Ladenburg circulated the revised term sheet to members of Nivalis’ management and Mr. Conway as chairman of the Special Committee.

On March 3, 2017, members of Nivalis’ management team participated in a teleconference with Company B. On such teleconference the parties discussed the valuation of Company B, including the underlying valuation assumptions relating to the net cash of each company at a closing.

On March 4, 2017, representatives of Ladenburg held a teleconference with members of Alpine’s management and discussed Alpine’s revised valuation proposal and other terms reflected in the term sheet provided by Alpine on March 3, 2017.

On March 6, 2017, Alpine, Company A and Company B each circulated a revised term sheet to representatives of Ladenburg, who shared the term sheets with members of Nivalis’ management team and Mr. Conway as chairman of the Special Committee.

On March 8, 2017, Mr. Conway circulated to the members of the Special Committee a summary setting forth the original proposed terms and the counterproposals received from Alpine and Company B with respect to valuation and other key terms reflected in the term sheets being negotiated with Alpine and Company B as well as a list of potential scientific experts for the Special Committee to consider retaining to assist in further due diligence of Alpine and Company B. The members of the Special Committee provided Mr. Conway with feedback on Nivalis’ counterproposals to Alpine regarding the respective valuations of Nivalis and Alpine, which included an assumed $17.0 million concurrent financing of Alpine, the ability of Nivalis to sell or license its GSNOR inhibitor portfolio prior to the closing of a potential transaction, the duration of an exclusivity agreement with Alpine and the size of a break-up fee payable in the event a definitive agreement is terminated under certain circumstances. The members of the Special Committee also provided Mr. Conway with feedback on Nivalis’ counterproposals to Company B relating to the respective valuations of Nivalis and Company B.

Also on March 8, 2017, Mr. Conway, as chair of the Special Committee, and members of Nivalis’ management participated in a telephonic meeting with representatives of Ladenburg to discuss the status of diligence efforts and to receive and provide input on Nivalis’ ongoing term sheet negotiations with Alpine and Company B. Ladenburg provided advice and feedback on the proposed valuations and other terms proposed by each party.

Between March 8 and March 16, 2017, members of Nivalis’ management and the Special Committee held multiple teleconferences with the representatives of Alpine and Company B to conduct further diligence on each of the two companies and continued to negotiate the non-binding term sheets summarizing the terms of a proposed transaction with each of such companies. Nivalis’ external scientific experts also completed their scientific diligence on Alpine and Company B, one of whom prepared a written report that was circulated to the Special Committee and the board of directors. During this period, Nivalis’ management and Mr. Conway, as chair of the Special Committee, with the advice and assistance of Ladenburg, Latham & Watkins and Ballard, continued to negotiate the valuation and other key open terms of the non-binding term sheets with Alpine and Company B as well as the terms of an exclusivity agreement that Alpine had proposed. The members of the Special Committee further determined during this time period not to proceed as actively with negotiations with Company A given significant capitalization complexities with Company A as well as concerns relating to its status as a foreign entity.

On March 13, 2017, representatives of Sidley Austin LLP, special outside counsel to Alpine (“Sidley”), delivered to representatives of Latham & Watkins an initial draft of an exclusivity agreement providing for a period of exclusive negotiation between Alpine and Nivalis, which Latham & Watkins circulated to Nivalis’ management team and Mr. Conway.

On March 13 and March 14, 2017, representatives of Ladenburg worked with Nivalis’ management team, with input from members of the Special Committee and advice from Latham & Watkins and Ballard, to revise the term sheet with Alpine to reflect Nivalis’ counterproposals on valuation and adjustments to the calculation of the exchange ratio based on each company’s net cash at closing of a potential transaction, the requirement that

Alpine complete a financing of $17.0 million concurrent with a closing of a transaction and the size of the break-up fee payable in the event the definitive agreement is terminated under certain circumstances. Representatives of Ladenburg circulated this revised term sheet to Alpine’s management on March 15, 2017.

On March 15, 2017, the Special Committee held a telephonic meeting which was attended by members of Nivalis’ management, representatives of Latham & Watkins, a representative of Ballard and representatives from Ladenburg. Nivalis’ management circulated to the Special Committee in advance of the meeting copies of the current drafts of the term sheets with Alpine and Company B as well as the draft exclusivity agreement provided by Sidley. The Special Committee discussed findings from Nivalis’ continued diligence efforts and the status of term sheet negotiations with each of Alpine and Company B. The Special Committee also discussed the terms of the exclusivity agreement proposed by Alpine to be entered into should Alpine be chosen as the candidate with whom Nivalis would pursue a strategic transaction. The Special Committee received advice from Latham & Watkins with respect to the terms of the proposed exclusivity agreement as well as the Special Committee’s and the board of director’s fiduciary duties with respect to entering into such an exclusivity agreement. The Special Committee discussed the relative merits of Alpine and Company B and of their respective proposals and, after discussion, determined to recommend to the board of directors that Nivalis enter into an exclusivity agreement with Alpine and pursue a strategic transaction with Alpine. In making this decision, the Special Committee considered the greater experience of the Alpine management and scientific teams and preparedness to operate a public company, Alpine’s sophisticated investor base, Alpine’s cash position, including the financing of approximately $17.0 million to be completed immediately prior to a closing of a potential transaction with Alpine, Alpine’s unique discovery capabilities and the potential of its product pipeline, and key upcoming development milestones of Alpine with the potential to create stockholder value.

On March 16, 2017, representatives of Ladenburg received a revised draft of the non-binding term sheet from Alpine reflecting Alpine’s counterproposals to the draft circulated on March 15, 2017 to Alpine’s management. Also on March 16, 2017, representatives of Ladenburg notified Company A that Nivalis did not desire to continue discussions with Company A.

On March 17, 2017, representatives of Ladenburg held a teleconference with members of Alpine’s management team to discuss Alpine’s counterproposals relating to the duration of the exclusivity period, the size of the break-up fee and matters relating to adjustments to the calculation of the exchange ratio.

On March 17, 2017, Nivalis’ board of directors held a telephonic meeting which was attended by members of Nivalis’ management, representatives from Ladenburg, a representative of Ballard and Nivalis’ external scientific experts. During this meeting, the scientific experts presented their conclusions and recommendations to the board of directors resulting from the diligence conducted to date by them on Alpine and Company B. Nivalis’ management also provided an overview of due diligence conducted by management on Alpine and Company B, and management’s resulting recommendations. The board of directors engaged in a detailed discussion regarding the relative merits and risks of pursuing a strategic transaction with each of the two companies, including development and market risks and opportunities, and the expertise and capabilities of the management and scientific teams of Alpine and Company B.

Also on March 17, 2017, representatives of Ladenburg delivered to representatives of Sidley a revised draft of the exclusivity agreement.

On March 18, 2017, Nivalis’ board of directors held a telephonic meeting which was attended by members of management, representatives of Ladenburg and a representative of Ballard to continue its discussions of the merits of pursuing a strategic transaction with either of Alpine or Company B on the terms set forth in their respective term sheets. The board discussed the terms of a transaction with Alpine as reflected in the non-binding term sheet negotiated with Alpine and the terms, including duration and certain exceptions, of the proposed exclusivity agreement with Alpine, drafts of which had been circulated to the board of directors in advance of the meeting. The board members participated in a discussion of these considerations, including the potential benefits and the potential risks and uncertainties associated with each of the potential strategic transactions. They also discussed the proposed economic terms Nivalis’ existing security holders could expect in the potential strategic transactions with Alpine or Company B, including the relative value assigned to the shares that would be held by the existing Nivalis stockholders based on the respective valuation assigned to Alpine in the private financing Alpine agreed to pursue in connection with the closing of the potential strategic transaction. A discussion ensued regarding the ability of these potential strategic transactions to enhance value for Nivalis’ stockholders, including a discussion of the market potential of the respective products, services and technologies being offered by Alpine and Company B, respectively. Following such discussion, Mr. Conway noted the determination by the Special Committee that it was in the best interests of Nivalis and its stockholders to continue negotiations with Alpine and that it was the Special Committee’s recommendation to the board of directors that Nivalis enter into the exclusivity agreement with Alpine and proceed to negotiate a definitive agreement with Alpine on the terms set forth in the non-binding term sheet. The board of directors, after consideration of the merits of Alpine and Company B, the risks and opportunities associated with their respective potential product candidates and pipelines, strengths and weaknesses of their respective management and scientific teams, the rigorous process undertaken by the Special Committee with the assistance of Ladenburg, Latham & Watkins and Ballard, including the evaluation of over 80 companies for a potential strategic transaction, as well as other factors the board of directors deemed significant, approved execution of the exclusivity agreement with Alpine and directed Nivalis’ management and representatives of Ladenburg, Latham & Watkins and Ballard to proceed with negotiations of a definitive agreement for a strategic transaction with Alpine and further directed Ladenburg to communicate to Company B that Nivalis had determined not to pursue further discussions with Company B.

Also on March, 18, 2017, representatives of Sidley delivered to representatives of Latham & Watkins a revised draft of the exclusivity agreement.

On March 19, 2017, representatives of Latham & Watkins delivered to representatives of Sidley a revised draft of the exclusivity agreement.

On March 20, 2017, at the direction of Nivalis’ board of directors, representatives of Ladenburg communicated to representatives of Company B that Nivalis would not be pursuing further discussions with Company B with respect to a strategic transaction involving Nivalis.

Also on March 20, 2017, Alpine and Nivalis executed the exclusivity agreement pursuant to which Nivalis agreed to negotiate with Alpine on an exclusive basis until April 20, 2017.

Between March 20, 2017 and the signing of the Merger Agreement on April 18, 2017, Nivalis and Alpine provided due diligence materials requested by the other party through access to electronic data rooms and the parties, with assistance of legal counsel, completed certain additional due diligence activities. During this time, the parties also negotiated the terms of the Merger Agreement as well as the Support Agreements and Lock-Up Agreements to be entered into by the respective directors, executive officers and certain significant stockholders of Nivalis and Alpine. Mr. Conway, as chair of the Special Committee, and Nivalis’ management consulted regularly and worked closely with representatives of Ladenburg, Latham & Watkins and Ballard during the course of the negotiations. The Special Committee continued to meet weekly with representatives of Ladenburg to discuss the progress of the negotiations and, in consultation with representatives of Ladenburg, Latham & Watkins and Ballard, continued to provide feedback to Nivalis’ management on the significant terms of the definitive agreement. The Special Committee also provided detailed, bi-weekly (or as circumstances dictated, more frequent) updates to Nivalis’ board of directors on the progress of the negotiations and discussions regarding key terms of the proposed transaction.

On March 21, 2017, members of Nivalis’ management team, members of Alpine’s management team, and representatives of each of Latham & Watkins, Sidley, Ladenburg, and Ascent Law Partners LLP, counsel to Alpine (“Ascent”), participated in a telephonic meeting to discuss the transaction generally and a timeline for consummation of the transaction.

On March 23, 2017, representatives of Latham & Watkins delivered an initial draft of the Merger Agreement to representatives of Sidley.

On March 29, 2017, members of Nivalis’ management team held a teleconference with management of the remaining GSNOR Interested Party and discussed the potential terms of a transaction. Following this teleconference, on March 31, 2017, members of Nivalis’ management team provided such GSNOR Interested Party with additional information regarding the GSNOR inhibitor portfolio. Management expressed concerns regarding the ability of this GSNOR Interested Party to consummate a transaction because it lacked funding, scientific expertise and development capabilities to advance development of the portfolio.

On March 29, 2017, members of Nivalis’ management, members of Alpine’s management and representatives of each of Latham & Watkins, Sidley, Ascent, and Ladenburg, participated in a telephonic meeting to discuss the parties progress with respect to negotiation of the draft Merger Agreement, diligence related matters, and the timeline of the execution of a definitive Merger Agreement and the consummation of the transaction.

On March 30, 2017, representatives of Sidley delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins.

On March 31, 2017, Nivalis’ board of directors held a telephonic meeting attended by members of Nivalis’ management and a representative of Ballard. At this meeting, Mr. Conway updated the board of directors with respect to the status of Nivalis’ continued due diligence activities and the negotiation of the terms of a draft Merger Agreement to be entered into with Alpine. Nivalis’ board of directors then discussed the material terms of the draft Merger Agreement under negotiation and the anticipated timeline of negotiation and drafting of the Merger Agreement. Mr. Conway also updated the board of directors of Nivalis on the status of negotiations with a fifth company that had previously indicated potential interest in Nivalis’ GSNOR inhibitor assets to Mr. Conway through a mutual contact. Mr. Conway noted, however, that discussions with such party had ended relatively quickly as the party did not express an interest in moving forward in light of the fact that the party was not able to recruit successfully the scientific expertise required to advance development of these assets.

On April 3 and 4, 2017, members of Nivalis’ management and Mr. Conway, as chair of the Special Committee, visited Alpine’s corporate headquarters and met with members of Alpine’s management team and scientists to conduct further diligence and discuss certain matters pertaining to the transaction. An external scientific expert retained by Nivalis also joined the meeting by phone on April 4, 2017 to conduct a competitive assessment of Alpine’s technology.

On April 4, 2017, representatives of Latham & Watkins and representatives of Sidley and Ascent participated in a telephonic meeting to discuss outstanding issues under the Merger Agreement.

On April 7, 2017, the Special Committee held a telephonic meeting which was attended by members of Nivalis’ management and representatives of Ladenburg, Latham & Watkins and Ballard to discuss the recent due diligence meeting at Alpine’s headquarters, noting that the findings from such visit were positive. The Special Committee also reviewed and discussed the results of the scientific expert’s competitive assessment as outlined in his written report that was circulated to the Special Committee and the other board members prior to such meeting. The Special Committee also discussed with representatives of Ladenburg the fairness opinion to be delivered by Ladenburg in connection with the execution of the Merger Agreement. Representatives of Ladenburg noted that a discounted cash flow (“DCF”) analysis is often utilized in the valuation of companies in connection with the determination of the fairness of a transaction from a financial point of view to stockholders, but that a DCF analysis for early, pre-clinical stage companies is often not a valid indicator of value, however, due to significant variability in the assumptions used in a DCF analysis for companies at an early stage such as Alpine where revenue is speculative and will not be generated for a significant number of years in the future. The Ladenburg representative also pointed out that Alpine had not developed projections that are required for a DCF analysis and any such projections would be highly speculative. Following a substantive discussion of the benefits and disadvantages of conducting a DCF analysis in connection with Ladenburg’s fairness determination, and consideration of the highly speculative nature of such an analysis in this context, practices in comparable transactions and other factors, the Special Committee determined that a DCF analysis would not provide an accurate valuation methodology in connection with the fairness determination.

On April 8, 2017, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of Sidley.

On April 12, 2017, representatives of Sidley delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins.

On April 13, 2017, representatives of Latham & Watkins and representatives of Sidley and Ascent participated in a telephonic meeting to discuss outstanding issues under the Merger Agreement.

On April 14, 2017, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of Sidley.

Later on April 14, 2017, Nivalis’ board of directors held a telephonic meeting with members of management and representatives of each of Ladenburg, Latham & Watkins and Ballard. At this meeting, Mr. Conway updated Nivalis’ board of directors on the continued due diligence activities, including the recent visit to Alpine’s corporate headquarters, and Ms. Troha reviewed the results of the scientific expert’s competitive assessment as outlined in his written report that had previously been circulated to the board. Mr. Conway also updated the board on the status of negotiations of the Merger Agreement and reviewed the material terms and open issues under discussion. Mr. Conway summarized for the board again the process undertaken by the Special Committee and Nivalis leading to the determination to select Alpine and the steps taken by the Special Committee to ensure a thorough review and consideration of the terms of the Merger Agreement, including retention of Ladenburg and Latham & Watkins and retention of outside scientific experts to review and evaluate Alpine and the other transaction candidates. Also at this meeting, representatives of Latham & Watkins gave a presentation to the board concerning its fiduciary duties under Delaware law in connection with the proposed transaction and as applied to certain provisions in the Merger Agreement. The board asked questions of the representatives of Latham & Watkins during this presentation which were responded to. Representatives of Latham & Watkins then provided a detailed review of the terms of the Merger Agreement negotiated with Alpine (a copy of which had been circulated to the board in advance of the meeting along with a summary of the material terms of the Merger Agreement), including the provisions governing the exchange ratio and other economic terms; the closing cash requirements of the parties, the financing of Alpine required to be consummated contemporaneously with the closing pursuant to the Subscription Agreement, and other conditions to the closing; the treatment of stock options and warrants of each party; the terms of the “no-shop” provisions and exceptions to those provisions in the event of certain superior offers; the requirement that Nivalis’ board of directors recommend the approval of the Merger Agreement and the transactions contemplated thereby to Nivalis’ stockholders and the conditions under which a change in the recommendation of Nivalis’ board of directors would be permitted; and certain covenants of the parties applicable to the period commencing upon execution of the Merger Agreement and ending on the earlier of the Effective Time and the termination of the Merger Agreement. Latham & Watkins also reviewed with Nivalis’ board of directors the terms of the Support Agreements and Lock-Up Agreements. Following this discussion, Mr. Conway reviewed the process undertaken by the Special Committee and Nivalis for a potential sale or license of Nivalis’ GSNOR inhibitor portfolio. Mr. Conway noted that there had not been significant interest expressed for such assets in light of the failure of two clinical trials in CF, the very early-stage nature of the assets in other indications, such as asthma and inflammatory bowel disease, and the likely significant capital requirements necessary to conduct further development of such assets. After these presentations and discussions, representatives of Ladenburg presented its financial analysis of the proposed transaction, which included a summary of the proposed transaction and a discussion of the exchange ratio, and reviewed its draft fairness opinion, both of which had been circulated to the board in advance of the meeting.

Members of Nivalis’ board of directors asked questions of the representatives of Latham & Watkins and Ladenburg during and following their presentations, and engaged in a discussion of the terms of the Merger Agreement and related transaction documents.

During the period of April 14, 2017 through April 16, 2017, members of Nivalis’ management and Mr. Conway, as chair of the Special Committee, negotiated certain additional terms of the Merger Agreement and the Support Agreements and Lock-Up Agreements to be entered into with two of Nivalis’ large stockholders with the assistance of Latham & Watkins and Ladenburg.

On April 16, 2017, representatives of Sidley delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins.

On April 17, 2017, Nivalis’ board of directors held a telephonic meeting which was attended by members of management, representatives of Ladenburg, representatives of Latham & Watkins, and representatives of Ballard. At this meeting, representatives of Latham & Watkins presented the revised terms of the Merger Agreement that had been further negotiated since the board’s April 14, 2017 meeting (as reflected in a marked copy of the Merger Agreement and updated summary of the terms of the Merger Agreement that had been circulated to the board in advance of the meeting), including the addition of closing conditions relating to the requirement for Sidley to deliver a tax opinion at or prior to the closing of the transaction and modifications to the termination and expense reimbursement rights of the parties. Representatives of Latham & Watkins also reviewed certain revisions to the Support Agreement to be entered into by certain significant stockholders of Nivalis. Nivalis’ board of directors then engaged in a discussion of the revised terms of the Merger Agreement and the other transaction documents and asked questions of the representatives of Latham & Watkins regarding the Merger Agreement, which were answered during Latham & Watkins’ presentation. Representatives of Ladenburg then reviewed its final valuation analysis and fairness opinion as circulated to the board in advance of the meeting. Ladenburg then delivered its oral opinion (subsequently confirmed in writing and attached hereto as Annex B) to the effect that, as of the date of the execution of the Merger Agreement, and based upon and subject to the considerations, limitations and other matters set forth in its written opinion attached hereto as Annex B, that the exchange ratio was fair, from a financial point of view, to Nivalis’ stockholders. During the presentations, members of Nivalis’ board of directors asked questions and discussed the revised terms of the Merger Agreement and Ladenburg’s financial analysis and fairness opinion. After these presentations and discussions, Nivalis’ board of directors unanimously (i) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the issuance of common stock to Alpine’s stockholders and the Nivalis Reverse Stock Split, if deemed necessary or advisable, were advisable and in the best interests of Nivalis’ stockholders; (ii) approved the Merger Agreement, the Support Agreements, the merger and the transactions contemplated thereby in accordance with Delaware law; (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; (iv) approved an amendment to Nivalis’ certificate of incorporation to effect the Nivalis Name Change and, if determined necessary by Nivalis and Alpine, effect the Nivalis Reverse Stock Split; and (v) resolved to recommend that Nivalis’ stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the issuance of shares of Nivalis’ common stock in the merger.

Following this meeting, certain terms of the Support Agreement to be entered into between Alpine and one of Nivalis’ stockholders (the “Revised Support Agreement”) were revised to provide certain exceptions to the transfer restrictions therein.

On April 18, 2017, following finalization of the Revised Support Agreement, the Merger Agreement and related documents were executed and delivered by Nivalis, Alpine and the other applicable parties. Following execution of the Merger Agreement, Nivalis and Alpine issued a joint press release announcing the execution of the Merger Agreement and the related documents following the close of trading of Nivalis’ common stock on April 18, 2017.

Historical Background for Alpine

In January 2015, Alpine entered into a Series Seed Stock Purchase Agreement, as amended, with certain investors which provided for $1.25 million in equity financing and was funded in multiple closings over the course of 2015 and early 2016 (the “Series Seed Financing”). The proceeds from the Series Seed Financing were used to finance Alpine’s research and development efforts and for general operating capital purposes.

In October 2015, Alpine signed a collaboration agreement with Kite providing Kite with access to two of Alpine’s TIP™ programs for use in Kite’s CAR-T and TCR programs. Alpine received $5.5 million in up-front cash payments from Kite and is eligible to receive up to $530.0 million in developmental, clinical, and regulatory milestones in addition to royalties on any products containing Alpine’s TIPs. Alpine used the proceeds from the up-front payments to finance its research and development efforts and for general operating capital purposes.

In June 2016, Alpine entered into a Series A Preferred Stock Purchase Agreement (the “Series A SPA”) with certain investors which provided for up to $48.0 million in equity financing to be funded in three potential tranches subject to certain milestones and other conditions (the “Series A Financing”). Approximately $10.33 million of Series A-1 Preferred Stock was sold by Alpine in the initial closing of the Series A Financing, which initial closing occurred on June 10, 2016. The proceeds from the initial closing of the Series A Financing were used to finance Alpine’s research and development efforts and for general operating capital purposes.

In addition to the Series A Financing, in December 2016, Alpine entered into a Loan and Security Agreement with a financial institution (the “Loan Agreement”) which provided Alpine with the ability to borrow up to $5.0 million, subject to certain terms and conditions as set forth more fully in the Loan Agreement, for purposes of funding Alpine’s research and development efforts and for general operating capital purposes. Alpine had not requested any term loan advances at March 31, 2017 or December 31, 2016.

Alpine’s executive management team and board of directors continually and periodically reviews a broad range of options to enhance stockholder value, including debt and/or equity financings, mergers and acquisitions, and monetization of existing research and development programs. On or about January 16, 2017, Alpine received a letter from Ladenburg. The letter described the potential for a strategic transaction involving Nivalis and invited Alpine to submit a non-binding proposal regarding such potential transaction.

On or about February 3, 2017, representatives of Alpine submitted to representatives of Ladenburg a response to Ladenburg’s letter, outlining the terms of a potential transaction between Alpine and Nivalis. Alpine’s February 3, 2017 letter set forth a proposal of high level terms for a potential merger transaction and discussed some of the strategic benefits Alpine could provide in such a combination with Nivalis.

On or about February 13, 2017, representatives of Alpine visited Ladenburg and certain members of Nivalis’ management team in New York, New York. At this meeting, representatives of Alpine provided a more detailed presentation, including a discussion of Alpine’s underlying technology and research and development efforts to date, Alpine’s financing efforts, current cash projections and other financial information, management team and other personnel, board of directors and scientific advisory team, and certain of Alpine’s strategic business relationships and collaboration opportunities. The parties also further discussed the economic and other terms of a potential merger transaction.

On March 20, 2017, following several formal and informal discussions by Alpine’s board of directors and Alpine’s management team regarding the terms of a potential merger transaction between Nivalis and Alpine, with the support of Alpine’s board of directors, management and Alpine’s existing investors, Alpine entered into a letter agreement with Nivalis containing certain limited exclusivity provisions to allow the parties an opportunity to conduct further due diligence and to attempt to negotiate a definitive agreement related to a potential merger transaction. As a requirement imposed by Nivalis to the potential merger transaction, certain existing Alpine investors demonstrated interest in a private financing in Alpine immediately prior to the closing of the potential merger transaction, which when combined with the approximately $44.0 million in cash resources of Nivalis, would provide Alpine with approximately $90.0 million of funds available to enable Alpine to pursue the combined organization’s business objectives post-merger.

In late March and early April of 2017, as Alpine performed due diligence on the potential merger transaction and was working to negotiate the terms of the definitive Merger Agreement, Alpine management continued to keep Alpine’s board of directors informed, both through formal and informal communications, regarding the status of negotiations on the potential merger transaction. On Alpine’s telephonic board of directors call on March 29, 2017, Alpine’s board of directors authorized Alpine management to incur certain legal, accounting and other expenses related to the potential merger transaction.

On April 14, April 16 and April 18, 2017, Alpine’s board of directors held a series of telephonic meetings with Alpine’s legal advisors. The directors acknowledged and discussed that they had met and discussed on numerous occasions, both formally and informally, the potential merits and risks to Alpine and its stockholders of the merger and the $17.0 million financing to be consummated immediately prior to the closing of the merger as contemplated by the Subscription Agreement (the “Pre-Closing Financing”), the chronology of events leading to the proposals to approve the merger and the Pre-Closing Financing, the negotiations with the investors in such Pre-Closing Financing and with Nivalis with respect to the merger, and the terms and conditions of such Pre-Closing Financing and the merger. The directors also acknowledged that prior to the signing of the definitive Merger Agreement, certain investors of Alpine would also complete a Second Tranche Put Closing (as defined and set forth in the Series A SPA) related to Alpine’s Series A Financing, whereby such investors would, in the aggregate, purchase approximately $20.67 million of Series A-1 Preferred Stock in Alpine upon the terms set forth in the Series A SPA. Alpine’s legal counsel summarized the terms and conditions of the proposed merger and the Pre-Closing Financing, reviewed with the directors their fiduciary duties in the context of the consideration and approval of the Pre-Closing Financing and the merger and answered each director’s questions. After discussion, Alpine’s board of directors (i) authorized and approved the Pre-Closing Financing contemplated by the Subscription Agreement, (ii) approved and adopted the Subscription Agreement, (iii) determined that the merger and the transactions contemplated by the Merger Agreement were fair to, advisable and in the best interests of Alpine and its stockholders, (iv) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (v) resolved to recommend that the stockholders of Alpine execute a written consent to approve and adopt the Merger Agreement and thereby approve the transactions contemplated thereby and (vi) approved certain other related matters.

Nivalis Reasons for the Merger

Nivalis’ board of directors considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby and to recommend that Nivalis’ stockholders approve the Merger Agreement, and thereby approve the merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Nivalis’ common stock in the merger, all of which Nivalis’ board of directors viewed as supporting its decision to approve the business combination with Alpine:

•	Based in part on the scientific diligence and analysis of Alpine’s product pipeline, its therapeutic discovery capabilities, the potential market opportunity for its products and the expertise of its scientific team, which was conducted over several weeks by Nivalis management and by independent consultants retained by Nivalis with expertise in the field and reviewed with Nivalis’ board of directors, Nivalis’ board of directors believes that Alpine’s platform and potential product candidates have the potential to meet unmet medical needs and address a sizable market opportunity, thereby creating value for the stockholders of the combined organization and an opportunity for Nivalis’ stockholders to participate in the potential growth of the combined organization.

•

Nivalis’ board of directors also reviewed its assessment of Alpine’s drug discovery capabilities and technologies with Nivalis’ management and the scientific experts retained by Nivalis. Based in part on this analysis, Nivalis’ board of directors believes that Alpine has the potential to discover and develop new therapies using its therapeutic discovery expertise that would broaden Alpine’s pipeline, which in turn may reduce the risk to the combined organization and its stockholders that one or more of its product candidates is not commercialized.

•	Nivalis’ board of directors considered the strength of the balance sheet and sufficiency of the expected cash resources of the combined organization, including that Alpine has commitments from its existing major investors, pursuant to the executed Subscription Agreement, for $17.0 million to fund the combined organization’s operations. Combined with the $44.0 million in cash resources expected to be held by Nivalis at the time of the closing of the transaction and Alpine’s cash on hand, the combined organization is expected to have approximately $90.0 million in cash and cash equivalents at the closing of the transaction, which Nivalis and Alpine currently believe is sufficient to enable Alpine to advance up to three product candidates into clinical development.

•	Nivalis’ board of directors also reviewed with Nivalis’ management the current operating plans of Alpine to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on implementing Alpine’s business plan and growing Alpine’s business, without the need for near-term fundraising. Nivalis’ board of directors also considered the ability of Alpine to take advantage of the potential benefits resulting from becoming a public reporting company listed on NASDAQ should it be required to raise additional equity or debt in the future.

•	Nivalis’ board of directors considered the financial analyses of Ladenburg, including its opinion to Nivalis’ board of directors as to the fairness to Nivalis’ stockholders, from a financial point of view and as of the date of the opinion, of the exchange ratio for the conversion of shares of Alpine’s capital stock into shares of Nivalis’ common stock, as more fully described below under the caption “The Merger—Opinion of the Nivalis Financial Advisor.”

•	Nivalis’ board of directors considered the strength of Alpine’s management and scientific team, and their expertise in the biotechnology industry and the fields of immuno-oncology and inflammation, as well as the fact that the board of directors following the completion of the merger will include representatives of Nivalis who have public company leadership experience.

•	Nivalis’ board of directors concluded that the merger would provide Nivalis’ existing stockholders with a significant opportunity to participate in the potential increase in value of the combined organization following the merger.

Nivalis’ board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Nivalis, including:

•	the strategic alternatives to the merger, including potential transactions that could have resulted from discussions that Nivalis’ management conducted with other potential merger partners;

•	the consequences of negative results from the cavosonstat clinical trials, and the likelihood that the resulting circumstances for Nivalis would not change for the benefit of Nivalis’ stockholders in the foreseeable future on a stand-alone basis;

•	the loss of the operational capabilities of Nivalis, and the risks associated with continuing to operate Nivalis on a stand-alone basis, including the need to rebuild infrastructure and management and raise substantial funds to continue its operations;

•	the risks associated with, and the limited value and high costs of, liquidating Nivalis and thereafter distributing the remaining proceeds to Nivalis’ stockholders; and

•	Nivalis’ potential inability to maintain its NASDAQ listing without completing the merger.

Nivalis’ board of directors also reviewed the terms and conditions of the Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

•

that the exchange ratio used to establish the number of shares of Nivalis’ common stock to be issued to Alpine’s stockholders in the merger is not subject to adjustment based on trading prices or closing cash balances, and thus the relative percentage ownership of Nivalis’ stockholders and Alpine’s stockholders immediately following the completion of the merger is fixed;

•	the planned Pre-Closing Financing, the limited number and nature of conditions to the obligation of the investors in Alpine to consummate the Pre-Closing Financing and the ability of Nivalis to specifically enforce the obligations of the investors under the Subscription Agreement to complete the Pre-Closing Financing if all of such conditions to the completion of the investment contemplated by the Subscription Agreement have been satisfied;

•	the limited number and nature of the conditions to Alpine’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Nivalis and Alpine under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Nivalis or Alpine receive a superior offer (as defined in the section titled “The Merger Agreement—No Solicitation” below);

•	the reasonableness of the potential termination fee of $2.5 million and related reimbursement of certain transaction expenses of up to $1.0 million, which could become payable by either Nivalis or Alpine to the other party if the Merger Agreement is terminated in certain circumstances;

•	the support agreements, pursuant to which certain directors, officers and stockholders of Alpine and Nivalis, respectively, have agreed, solely in their capacity as stockholders of Alpine and Nivalis, respectively, to vote all of their shares of Alpine capital stock or Nivalis’ common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the agreement of Alpine to provide a written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related transactions within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, Nivalis’ board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the $2.5 million termination fee or up to $1.0 million in related expense reimbursement obligations payable by Nivalis to Alpine upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Nivalis’ stockholders;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of Nivalis’ common stock resulting from the announcement of the merger;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or of the delay or failure to complete the merger on the reputation of Nivalis;

•	the likely detrimental effect on Nivalis’ cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the merger not be completed;

•	the risk to Nivalis’ business, operations and financial results in the event that the merger is not consummated;

•	the likelihood of disruptive stockholder litigation following announcement of the merger;

•	the unproven, development-stage nature of Alpine’s product candidates, which may not be successfully developed into products marketed and sold;

•	the strategic direction of the combined organization following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by Alpine;

•	the fact that the merger could result in substantial limits on the utilization of Nivalis’ NOLs; and

•	various other risks associated with the combined organization and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by Nivalis’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Nivalis’ board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Nivalis’ board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Nivalis’ board of directors may have given different weight to different factors. Nivalis’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Nivalis’ management team, members of the Special Committee and the legal and financial advisors of Nivalis, and considered the factors overall to be favorable to, and to support, its determination.

Alpine Reasons for the Merger

In the course of reaching its decision to approve the merger, Alpine’s board of directors consulted with Alpine’s senior management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	the potential increased access to sources of capital and a broader range of investors to support the clinical development of its therapeutic candidates following consummation of the transaction compared to if Alpine continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Alpine’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by Alpine’s board of directors;

•	the cash resources of the combined organization, which are expected to be approximately $90.0 million at the closing of the merger, which would provide Alpine with significant operating capital to pursue the clinical development of its therapeutic candidates and mitigate the need for additional financing in the near term;

•	the business, history and credibility of Nivalis and its affiliates, and its financial resources;

•	the availability of appraisal rights under the DGCL to holders of Alpine’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Alpine capital stock as determined by the Delaware Court of Chancery;

•	the expectation that the merger with Nivalis would be a more time- and cost-effective means to access capital than other options considered by Alpine’s board of directors, including additional private financings or an initial public offering;

•	the value to the principal investors under the Subscription Agreement of the consummation of the merger as a condition to their investment;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•	the determination that the expected relative percentage ownership of Nivalis’ stockholders and Alpine’s stockholders in the combined organization was appropriate based, in the judgment of the Alpine’s board of directors, on the board of directors’ assessment of the approximate valuations of Nivalis (including the value of the net cash Nivalis is expected to provide to the combined organization) and Alpine (including the value of the net cash Alpine is expected to provide to the combined organization);

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Nivalis to consummate the merger;

•	the rights of Alpine under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Alpine receive a superior proposal;

•	the conclusion of Alpine’s board of directors that the potential termination fee of $2.5 million, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $1.0 million, payable by Nivalis or Alpine to the other party, and the circumstances when such fee may be payable, were reasonable; and

•	the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•	the fact that shares of Nivalis’ common stock issued to Alpine’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Alpine’s stockholders who are not affiliates of Alpine and who are not parties to lock-up agreements;

•	the support agreements, pursuant to which certain directors, officers and stockholders of Alpine and Nivalis, respectively, have agreed, solely in their capacity as stockholders of Alpine and Nivalis, respectively, to vote all of their shares of Alpine capital stock or Nivalis common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a NASDAQ listing and the fact that Nivalis will change its name to Alpine Immune Sciences, Inc. upon the closing of the merger;

•	the fact that the proposed merger may enable certain stockholders of Nivalis and Alpine to increase the value of their current shareholding; and

•	the likelihood that the merger will be consummated on a timely basis.

Alpine’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Alpine and the ability of Alpine to obtain financing in the future in the event the merger is not completed;

•	the exchange ratio used to establish the number of shares of Nivalis’ common stock to be issued to Alpine’s stockholders in the merger is fixed, and thus the relative percentage ownership of Nivalis’ stockholders and Alpine’s stockholders in the combined organization immediately following the completion of the merger is similarly fixed;

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the termination fee of $2.5 million, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $1.0 million, payable by Alpine to Nivalis upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Alpine’s stockholders;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional expenses and obligations to which Alpine’s business will be subject following the merger that Alpine has not previously been subject to, and the operational changes to Alpine’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

Opinion of the Nivalis Financial Advisor

Pursuant to an engagement letter dated January 3, 2017, Nivalis retained Ladenburg to act as a financial advisor in connection with the merger and the transactions contemplated by the Merger Agreement and to render an opinion to Nivalis’ board of directors as to the fairness, from a financial point of view, of the exchange ratio to Nivalis’ stockholders. On April 17, 2017, Ladenburg rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated April 17, 2017 (the “Opinion”), to Nivalis’ board of directors, that, as of the date of such Opinion, and based upon the various assumptions, qualifications and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to Nivalis’ stockholders.

The full text of the written Opinion of Ladenburg, dated April 17, 2017, is attached as Annex B to this proxy statement and is incorporated by reference. Nivalis encourages Nivalis’ stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of such Opinion. Ladenburg provided its Opinion for the sole benefit and use of Nivalis’ board of directors in its consideration of the merger and the other transactions contemplated by the Merger Agreement. Ladenburg’s Opinion is not a recommendation to any stockholder as to how to vote with respect to the proposed merger or the transactions contemplated by the Merger Agreement or to take any other action in connection with the merger or otherwise.

In connection with its Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	reviewed a draft dated April 17, 2017 of the Merger Agreement, which was the most recent draft made available to Ladenburg prior to delivery of its Opinion;

•	reviewed and analyzed certain publicly available financial and other information for each of Nivalis and Alpine, respectively, including equity research, and certain other relevant financial and operating data furnished to Ladenburg by the management of each of Nivalis and Alpine, respectively;

•	reviewed and analyzed certain relevant historical financial and operating data concerning Alpine furnished to Ladenburg by the management of Alpine;

•	discussed with certain members Nivalis’ management the historical and current business operations, financial condition and prospects of Nivalis;

•	reviewed and analyzed certain operating results of Alpine as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;

•	reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg deemed relevant;

•	reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg deemed relevant;

•	reviewed certain pro forma financial effects of the merger;

•	reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of the Opinion; and

•	took into account Ladenburg’s experience in other transactions, as well as Ladenburg’s experience in securities valuations and Ladenburg’s general knowledge of the industries in which Nivalis and Alpine operate.

In conducting its review and arriving at its Opinion, Ladenburg, with the consent of Nivalis, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Ladenburg by Nivalis and Alpine, or which is publicly available or was otherwise reviewed by Ladenburg. Ladenburg did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg relied upon, without independent verifications, the assessment of management of Nivalis and Alpine as to the viability of, and risks associated with, the future products and services of Alpine (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of Nivalis or Alpine.

With respect to the financial forecasts supplied to Ladenburg by Nivalis regarding Alpine, Ladenburg assumed, with Nivalis’ consent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of Nivalis and Alpine, as applicable, as to the future operating and financial performance of Nivalis and Alpine, as applicable, and that they provided a reasonable basis upon which Ladenburg could form its opinion. Ladenburg assumed, with Nivalis’ consent, that the only material asset of Nivalis is its net cash, that no other assets of Nivalis, including, without limitation, any net operating losses of Nivalis, have any material value and that Nivalis does not, and does not intend to, engage in any activity that may result in the generation of any revenue. Furthermore, Ladenburg assumed, with Nivalis’ consent, that there will be no further adjustments to the exchange ratio between the date of the Merger Agreement and the date the final exchange ratio is determined. Ladenburg expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its Opinion of which Ladenburg becomes aware after the date of its Opinion. Ladenburg assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Nivalis or Alpine since the date of the last financial statements made available to them. Ladenburg did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Nivalis or Alpine, nor was Ladenburg furnished with such materials. Further, as Nivalis’ board of directors was aware, Alpine’s management did not provide Ladenburg with, and Ladenburg did not otherwise have access to, financial forecasts regarding Alpine’s business, other than certain expense forecasts for the remaining portion of 2017, and, accordingly, Ladenburg did not perform either a discounted cash flow analysis or any multiples-based analyses with respect to Alpine. In addition, Ladenburg did not evaluate the solvency or fair value of Nivalis or Alpine under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg’s Opinion did not address any legal, tax or accounting matters related to the Merger Agreement or the merger, as to which Ladenburg has assumed that

Nivalis and Nivalis’ board of directors received such advice from legal, tax and accounting advisors as each has determined appropriate. Ladenburg’s Opinion addressed only the fairness of the exchange ratio, from a financial point of view, to Nivalis’ stockholders. Ladenburg expressed no view as to any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger. Ladenburg’s Opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Ladenburg on the date of its Opinion. It should be understood that although subsequent developments may affect Ladenburg’s Opinion, Ladenburg does not have any obligation to update, revise or reaffirm its Opinion and Ladenburg has expressly disclaimed any responsibility to do so.

Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its Opinion, Ladenburg assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the merger will be satisfied without waiver thereof. Ladenburg assumed that the final form of the Merger Agreement was substantially similar to the last draft reviewed by Ladenburg. Ladenburg also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Ladenburg assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations.

Ladenburg’s Opinion was intended for the benefit and use of Nivalis’ board of directors in its consideration of the financial terms of the merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent. Ladenburg’s Opinion did not constitute a recommendation to Nivalis’ board of directors on whether or not to approve the merger or to any stockholder or any other person as to how to vote with respect to the merger or to take any other action in connection with the merger or otherwise. Ladenburg’s Opinion did not address Nivalis’ underlying business decision to proceed with the merger or the relative merits of the merger compared to other alternatives available to Nivalis. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including Nivalis, will trade at any time, including following the announcement or consummation of the merger. Ladenburg was not requested to opine as to, and Ladenburg’s Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the merger, or any class of such persons, relative to the compensation to be paid to the securityholders of Alpine in connection with the merger or with respect to the fairness of any such compensation.

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at its Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below, and reviewed with Nivalis’ management the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Nivalis and Alpine.

Transaction Overview

Based upon the exchange ratio in the Merger Agreement, Ladenburg assumed Nivalis would issue to Alpine’s stockholders and cause to become issuable to Alpine’s optionholders and warrantholders approximately 11.2 million shares of Nivalis’ common stock (as adjusted for the potential Nivalis Reverse Stock Split) and that Nivalis’ stockholders, optionholders and warrantholders will own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis post-merger.

Implied Equity Value

Ladenburg estimated an implied equity value for Alpine of approximately $142.3 million, which was calculated by multiplying 11,229,209 (the number of shares of Nivalis’ common stock expected to be issued to Alpine’s stockholders or to become issuable to Alpine’s optionholders and warrantholders based on the exchange ratio, assuming the occurrence of the Nivalis Reverse Stock Split) by $12.67 (the implied per share price of Nivalis’ common stock following the Nivalis Reverse Stock Split).

Implied Total Enterprise Value

Ladenburg calculated an implied total enterprise value for Alpine of approximately $101.1 million by subtracting an assumed Alpine Net Cash balance of approximately $41.2 million (based on Alpine’s projected indebtedness, cash and cash equivalents at July 31, 2017, the assumed closing date of the Merger for purposes of the Opinion), from the implied equity value of approximately $142.3 million.

Analysis of Selected Initial Public Offering Transactions

Ladenburg reviewed the initial public offerings (“IPOs”) of twelve companies which completed an IPO since 2015 and whose lead products at the time of its IPO were in the immuno-oncology space. The implied total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Alpine. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Oncology IPO Companies” were:

•	Adaptimmune Therapeutics

•	Aduro Biotech

•	AnaptysBio

•	BeiGene

•	BeyondSpring

•	Cellectis

•	Corvus Pharmaceuticals

•	CytomX Therapeutics

•	Jounce Therapeutics

•	Merus

•	NantKwest

•	Syros Pharmaceuticals

As indicated in the following table, the Selected Oncology IPO Companies had implied total enterprise values between $65 million and $1,716 million, with a median of $292 million and an interquartile range of $158 million to $730 million. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Alpine (by subtracting an estimated $5.0 million in debt at closing and adding an estimated $46.2 million in net cash as closing), which was $200.0 million to $771 million. This compares to Alpine’s total equity value as per the Merger Agreement of approximately $142.3 million.

Date of IPO Announcement	Company Name	Enterprise Value ($MM)
3/8/17	BeyondSpring	$ 367
1/26/17	Jounce Therapeutics	125
1/25/17	AnaptysBio	164
6/29/16	Syros Pharmaceuticals	172
5/18/16	Merus	65
3/22/16	Corvus Pharmaceuticals	141
2/2/16	BeiGene	477
10/7/15	CytomX Therapeutics	216
7/27/15	NantKwest	1,716
5/5/15	Adaptimmune Therapeutics	719
4/14/15	Aduro Biotech	764
3/24/15	Cellectis	1,108

Analysis of Selected Publicly Traded Companies

Ladenburg reviewed selected financial data of fourteen publicly traded companies in the biopharmaceutical industry which were in early stages of development and were focused on the immuno-oncology space (the “Selected Publicly Traded Early Stage Immuno-oncology Companies”). Although the companies referred to below were used for comparison purposes, none of those companies are directly comparable to Alpine. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on April 13, 2017. The Selected Publicly Traded Early Stage Immuno-oncology Companies were:

•	Adaptimmune Therapeutics plc

•	Agenus Inc.

•	AnaptysBio, Inc.

•	Bellicum Pharmaceuticals, Inc.

•	Calithera Biosciences, Inc.

•	Cellectis S.A.

•	Compugen Ltd.

•	CytomX Therapeutics, Inc.

•	Fate Therapeutics, Inc.

•	Five Prime Therapeutics, Inc.

•	Jounce Therapeutics, Inc.

•	Leap Therapeutics, Inc.

•	Merus B.V.

•	Trillium Therapeutics Inc.

As indicated in the following table, the fourteen Selected Publicly Traded Early Stage Immuno-oncology Companies had implied total enterprise values between $35 million and $528 million, with a median implied total enterprise value of $287 million and an interquartile range of $161 million to $397 million. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Alpine (by subtracting an estimated $5.0 million in debt at closing and adding an estimated $46.2 million in net cash at closing), which was $202 million to $438 million. This compares to Alpine’s total equity value as per the Merger Agreement of approximately $142.3 million.

Company Name	Enterprise Value ($MM)
Adaptimmune Therapeutics plc	$204
Agenus Inc.	396
AnaptysBio, Inc.	398
Bellicum Pharmaceuticals, Inc.	174
Calithera Biosciences, Inc.	246
Cellectis S.A.	510
Compugen Ltd.	157
CytomX Therapeutics, Inc.	391
Fate Therapeutics, Inc.	92
Five Prime Therapeutics, Inc.	528
Jounce Therapeutics, Inc.	435
Leap Therapeutics, Inc.	52
Merus B.V.	327
Trillium Therapeutics Inc.	35

Analysis of Selected Precedent Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of twelve merger transactions of companies that operated in the oncology space and were in early to mid-stages of clinical development (the “Selected Early to Mid-stage Oncology Precedent Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies are directly comparable to Alpine. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Alpine to which they are being compared. Ladenburg reviewed the implied total enterprise values of the target company or business (including downstream milestone payments). These transactions, including the month and year each were announced, as follows:

Selected Early to Mid-stage Oncology Precedent Transactions

Month and Year Announced	Target Company	Acquirer	Enterprise Value ($MM)
January 2017	Tolero Pharmaceuticals	Sumitomo Dainippon	$780
November 2016	Kolltan Pharmaceuticals	Celldex Therapeutics	235
September 2016	EngMab AG	Celgene	600
July 2016	Cormorant Pharmaceuticals	Bristol-Myers Squibb	520
January 2016	Fluorinov Pharma	Trillium Therapeutics	37
January 2016	Tensha Therapeutics	Roche	535
December 2015	PhosImmune	Agenus	45
December 2015	Diffusion Pharmaceuticals	RestorGenex	103
October 2015	Quanticel Pharmaceuticals	Celgene	485
October 2015	Admune Therapeutics	Novartis	258
July 2015	cCAM Biotherapeutics	Merck	605
April 2015	Flexus Biosciences	Bristol-Myers Squibb	1,250

As indicated in the above table, the twelve Selected Early to Mid-stage Oncology Precedent Transactions target companies had implied total enterprise values between $37 million and $1,250 million, with a median total enterprise value of $503 million and an interquartile range of $202 million to $601 million. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Alpine (by subtracting an estimated $5.0 million in debt at closing and adding an estimated $46.2 million in net cash at closing), which was $243 million to $643 million. This compares to Alpine’s total equity value as per the Merger Agreement of approximately $142.3 million.

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believes, and advised Nivalis’ board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Nivalis and Alpine. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Nivalis, Alpine, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and its Opinion were among several factors taken into consideration by Nivalis’ board of directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Ladenburg was selected by Nivalis’ board of directors to render an opinion to Nivalis’ board of directors because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg and its affiliates may trade the equity securities of Nivalis for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the three years preceding the date hereof, Ladenburg has not had a relationship with Nivalis and has not received any fees from Nivalis, other than the up-front retainer fee and a fee for its Opinion which was delivered on April 17, 2017. In the three years preceding the date hereof, Ladenburg has not had a relationship with Alpine and has not received any fees from Alpine. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Nivalis and Alpine and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

The issuance of Ladenburg’s Opinion was reviewed and approved by a fairness opinion committee of Ladenburg.

Pursuant to the engagement letter between Ladenburg and Nivalis, if the Merger is consummated, Ladenburg will be entitled to receive a transaction fee of $950,000 payable in cash. Nivalis has also paid a fee of $250,000 to Ladenburg in cash for rendering its Opinion. Additionally, Nivalis has agreed to reimburse Ladenburg for its out-of-pocket expenses and has agreed to indemnify Ladenburg against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg, which are customary in transactions of this nature, were negotiated at arm’s length between Nivalis and Ladenburg, and

Nivalis’ board of directors was aware of the arrangement, including the fact that a portion of the fee payable to Ladenburg is contingent upon the completion of the merger.

Interests of the Nivalis Directors and Executive Officers in the Merger

In considering the recommendation of Nivalis’ board of directors with respect to issuing shares of Nivalis’ common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Nivalis’ stockholders at the Nivalis special meeting, Nivalis’ stockholders should be aware that certain members of Nivalis’ board of directors and certain of Nivalis’ executive officers have interests in the merger that may be different from, or in addition to, the interests of Nivalis’ stockholders. These interests relate to or arise from, among other things:

•	severance benefits and retention bonuses to which certain of Nivalis’ executive officers would become entitled in the event of a change of control of Nivalis and/or his or her covered termination of employment within specified periods of time relative to the consummation of the merger; and

•	the agreement that certain of Nivalis’ directors will continue to serve on the board of directors of the combined organization following the consummation of the merger.

The board of directors of each of Nivalis and Alpine was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Nivalis’ stockholders approve the proposals to be presented to Nivalis’ stockholders for consideration at the Nivalis special meeting as contemplated by this proxy statement/prospectus/information statement, and that Alpine’s stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of April 18, 2017, Nivalis’ directors and executive officers beneficially owned, in the aggregate, approximately 3% of the outstanding shares of Nivalis’ common stock. An additional 24% of the outstanding shares of Nivalis’ common stock are beneficially owned by an investment advisory firm with which one of Nivalis’ directors is affiliated. The affirmative vote of the holders of a majority of the outstanding shares of Nivalis’ common stock having voting power present in person or represented by proxy at the Nivalis special meeting is required for approval of Proposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Nivalis’ common stock having voting power outstanding on the record date for the Nivalis special meeting is required for approval of Proposal Nos. 2 and 3. Certain of Nivalis’ officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. For a more detailed discussion of the support agreements see the section entitled “Agreements Related to the Merger—Support Agreements and Written Consents” in this proxy statement/prospectus/information statement.

Treatment of Nivalis Options

Under the Merger Agreement, as of immediately prior to the Effective Time, the vesting of all outstanding options to purchase shares of Nivalis’ common stock will accelerate in full immediately prior to the time of closing, including those held by Nivalis’ executive officers and directors. The number of shares of Nivalis’ common stock underlying such options and the exercise price of such options will be adjusted appropriately to reflect the Nivalis Reverse Stock Split.

For an estimate of the amounts that would be payable, net of exercise price, to each of Nivalis’ named executive officers if the named executive officer exercised his or her unvested options and immediately sold the common stock of Nivalis acquired upon exercise, see the section entitled “—Quantification of Payments and Benefits to Nivalis’ Named Executive Officers” of this proxy statement/prospectus/information statement. Nivalis estimates that the aggregate amount that would be payable, net of exercise price, to Nivalis’ current executive officers as a group and Nivalis’ current non-employee directors as a group if they exercised their Nivalis options, whether vested or unvested, and immediately sold the common stock of Nivalis acquired upon exercise is $20,800 and $0, respectively. The amounts above are determined using a per share Nivalis stock price of $2.262 and the other assumptions set forth in footnote 2 of the table under the section entitled “—Quantification of Payments and Benefits to Nivalis’ Named Executive Officers” of this proxy statement/prospectus/information statement.

Employment Agreements with Nivalis’ Executive Officers

Employment Agreements with Nivalis’ Current Executive Officers

Nivalis has entered into employment agreements with each of Nivalis’ executive officers (the “Executive Agreements”). Each Executive Agreement provides for a base salary and standard benefits, including, severance benefits in the event such executive officer experiences a qualifying termination of employment. Nivalis and Alpine have agreed to honor the commitments under each Executive Agreement. Pursuant to the Executive Agreements, if the executive officer’s employment is terminated by Nivalis without cause or by the executive officer for good reason (as such terms are defined in the applicable Executive Agreement and subject to the terms and conditions therein), the executive officer will be entitled to (1) continued payment of the executive officer’s base salary for a period of 12 months following such termination of employment, (2) payment of the COBRA premiums for the executive officer and any covered dependents for up to 12 months, and (3) accelerated vesting of all of his or her stock options. Nivalis’ obligation to provide its executive officers with severance benefits is conditioned on the executive officer signing and not revoking a “general release of claims” against Nivalis and its affiliates. The executive officers are also subject to standard post-termination non-solicitation, confidentiality and non-competition restrictive covenants.

For an estimate of the value of the payments and benefits described above under each of the Executive Agreements that would be payable to Nivalis’ named executive officers, see the section entitled “—Quantification of Payments and Benefits to Nivalis’ Named Executive Officers” of this proxy statement/prospectus/information statement.

Separation Agreement with Jon Congleton

The employment of Jon Congleton as Nivalis’ President and Chief Executive Officer terminated in January 2017. In connection with the termination of his employment, Mr. Congleton entered into a Separation Agreement and General Release with Nivalis that provides for the continued payment of his base salary for a period of 18 months, payment of COBRA premiums for him and his covered dependents for up to 12 months and accelerated vesting of all outstanding stock options, in exchange for his general release of claims against Nivalis and his continuing compliance with certain non-solicitation, non-competition and confidentiality restrictive covenants. All options held by Mr. Congelton expired unexercised on April 15, 2017. The Separation Agreement and General Release also provides for the lump sum payment of the remaining cash severance payments and COBRA premium reimbursement payments payable to Mr. Congelton (and reimbursement of any taxes payable by Mr. Congleton arising from the lump sum payment of the remaining COBRA premium reimbursement payments) upon a change in control, which would include the merger.

Separation Agreement with David Rodman, M.D.

The employment of David Rodman, M.D. as Nivalis’ Chief Medical Officer terminated in January 2017. In connection with the termination of his employment, Dr. Rodman entered into a Separation Agreement and General Release with Nivalis that provides for the continued payment of his base salary for a period of 12 months, payment of COBRA premiums for him and his covered dependents for up to 12 months, 12 months accelerated vesting of his Nivalis restricted stock units and accelerated vesting of all outstanding stock options, in exchange for his general release of claims against Nivalis and his continuing to comply with certain non-solicitation, non-competition and confidentiality restrictive covenants. All options held by Dr. Rodman expired unexercised on April 15, 2017. The Separation Agreement and General Release also provides for the lump sum payment of the remaining cash severance payments and COBRA premium reimbursement payments payable to Dr. Rodman (and reimbursement of any taxes payable by Dr. Rodman arising from the lump sum payment of the remaining COBRA premium reimbursement payments) upon a change in control, which would include the merger.

Retention Bonus Agreements

In January 2017, Nivalis entered into a retention bonus letter agreement (each a “Retention Agreement”) with each of Mr. Carruthers and Ms. Troha, which provides for a cash retention bonus of $100,000 and the grant of an option to purchase 200,000 shares of Nivalis’ common stock. The cash retention bonuses are payable and the options vest on the closing of a change in control (which will include the merger), provided Mr. Carruthers and Ms. Troha remain employed in good standing through the payment date and they execute a general release of claims in favor of Nivalis. The retention bonuses will not be offset by or reduce any other payment or benefit payable to Mr. Carruthers and Ms. Troha by Nivalis.

For an estimate of the value of the payments and benefits described above under the Retention Agreements to each of Nivalis’ named executive officers, see the section entitled “—Quantification of Payments and Benefits to Nivalis’ Named Executive Officers” listed below.

Quantification of Payments and Benefits to Nivalis’ Named Executive Officers

In accordance with Item 402(t) of Regulation S-K of the Securities Act, which requires disclosure of information about compensation for Nivalis’ Chief Executive Officer and the two most highly compensated officers as of the end of its last fiscal year, who are referred to as the named executive officers, that is based on or otherwise related to the merger, the table below sets forth the amount of payments and benefits that each of Nivalis’ named executive officers may receive in connection with the merger, assuming that the merger was consummated and such executive officer experienced a qualifying termination on April 25, 2017. The amounts below were determined using a per share price of Nivalis’ common stock of $2.262, which represents the average closing trading price of Nivalis’ common stock over the first five business days following the first public announcement of the transaction. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)		Equity Awards ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
R. Michael Carruthers	457,000	(1)	10,400	28,028	495,428
Janice Troha	483,835	(1)	10,400	44,276	538,511
Jon Congleton (4)	675,000		0	35,226	710,226
David Rodman, M.D. (5)	450,000		0	34,180	484,180

(1)	Amount represents the aggregate amount of the cash severance payments that each of Mr. Carruthers and Ms. Troha is eligible to receive under his or her Executive Agreement, as well as the amount of their retention bonuses under his or her Retention Agreement.

Unless Nivalis’ board of directors elects to make such payments in a lump sum, cash severance would be payable in substantially equal installments over 12 months following a qualifying termination of employment, as described above in the section entitled “—Employment Agreements with Nivalis’ Executive Officers”, where Mr. Carruthers or Ms. Troha is terminated without cause or resigns for good reason (each as defined in the applicable Executive Agreement), provided that the named executive officer executes and fails to revoke a general release of claims against Nivalis and its affiliates. The aggregate severance amount constitutes 12 months of Mr. Carruthers’s and Ms. Troha’s respective base salary.

Under the Retention Agreements, upon the closing of the merger, each of Mr. Carruthers and Ms. Troha will be entitled to a lump sum cash payment equal to $100,000, less applicable withholdings and deductions. Payment of these retention bonuses pursuant to the Retention Agreements would be based on a “single trigger,” the closing of the merger, subject to the executive officer remaining employed with Nivalis in good standing through the closing of the merger and executing a general release of claims in favor of Nivalis.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column.

Name	Base Salary Component of Severance ($)	Retention Bonus ($)
R. Michael Carruthers	357,000	100,000
Janice Troha	383,835	100,000

(2)	Pursuant to the terms and conditions of the Executive Agreements and Retention Agreements, each of Mr. Carruthers and Ms. Troha would be entitled to full accelerated vesting of his or her outstanding options to purchase Nivalis’ common stock upon a qualifying termination as described in footnote (1) above and, with respect to the options granted in connection with the Retention Agreements, upon the closing of the merger. In addition, pursuant to the terms of the Merger Agreement and as described in the section entitled “—Treatment of Nivalis Options” of this proxy statement/prospectus/information statement, each of Mr. Carruthers’s and Ms. Troha’s options to purchase shares of Nivalis’ common stock outstanding immediately prior to the closing of the transaction will vest in full.

The value of the unvested and accelerated options to purchase shares of Nivalis’ common stock is the positive difference between an assumed value of $2.262 per share (which was the average closing trading price of Nivalis’ common stock over the first five business days following the public announcement of the transaction) and the exercise price of the option, multiplied by the number of unvested shares subject to the option as of April 25, 2017, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The amounts in this column for the unvested and accelerated Nivalis options do not reflect any taxes payable by Mr. Carruthers and Ms. Troha.

(3)	Under the Executive Agreements, upon a qualifying termination of employment as described in footnote (1) above, each of Messrs. Congelton and Carruthers, Dr. Rodman and Ms. Troha is entitled to a monthly payment equal to the cost of any COBRA continuation coverage elected by the named executive officer to the same extent Nivalis paid for such benefits prior to the named executive officer’s termination for up to 12 months.

(4)	Mr. Congleton’s employment with Nivalis terminated in January 2017. Consistent with the terms of Mr. Congelton’s employment agreement with Nivalis, Mr. Congleton entered into a Separation Agreement and General Release with Nivalis in connection with the termination of his employment that provides for the continued payment of his base salary for a period of 18 months, the full amount of which is represented in the cash severance column above even though he has already been paid $150,000, and payment of his COBRA premiums for up to 12 months, the full amount of which is represented in the perquisites/benefits column above even though he has already received $6,266 in COBRA payments. Mr. Congleton does not currently hold any outstanding options to purchase shares of Nivalis’ common stock. Upon the closing of the merger, Mr. Congleton will be entitled to receive a lump sum payment equal to the amount of the remaining cash severance and COBRA premium reimbursement amounts payable to him plus an amount equal to the taxes, if any payable by Mr. Congleton arising from the payment in full of the COBRA premium reimbursements.

(5)

Dr. Rodman’s employment with Nivalis terminated in January 2017. Consistent with the terms of Dr. Rodman’s employment agreement with Nivalis, Dr. Rodman entered into a Separation Agreement and General Release with Nivalis in connection with the termination of his employment that provides for the continued payment of his base salary for a period of 12 months, the full amount of which is represented in the cash severance column above even though he has already been paid $150,000, and payment of his COBRA premiums for up to 12 months, the full amount of which is represented in the perquisites/benefits column above even though he has already received $10,925 in COBRA payments. Dr. Rodman does not currently hold any outstanding options to purchase Nivalis’ common stock. Upon the closing of the merger, Dr. Rodman will be entitled to receive a lump sum payment equal to the amount of the remaining cash severance and COBRA premium reimbursement amounts payable to him plus an amount equal to the taxes, if any payable by Dr. Rodman arising from the payment in full of the COBRA premium reimbursements.

Director Compensation

Robert Conway and Paul Sekhri, who are currently directors of Nivalis, will continue to serve as non-employee directors following the consummation of the merger. In connection with their continued service, they will continue to receive certain compensation pursuant to the Nivalis director compensation guidelines, which consists of annual retainer fees and equity compensation in the form of stock option grants. The annual retainer for non-employee directors is $35,000, with an additional annual retainer of $25,000 for the Chairman. Annual retainers for Nivalis’ board of directors committee membership are as follows:

Audit Committee Chairperson	$15,000
Audit Committee member	$7,500
Compensation Committee Chairperson	$10,000
Compensation Committee member	$5,000
Nominating and Corporate Governance Committee Chairperson	$7,500
Nominating and Corporate Governance Committee member	$3,750

All retainer fees are paid on a quarterly basis in arrears. Non-employee directors also are granted an initial stock option upon appointment or election to Nivalis’ board of directors to purchase 11,475 shares of Nivalis’ common stock and are granted annual stock options each year to purchase 7,650 shares of Nivalis’ common stock. For fiscal 2016, non-employee directors received an additional annual stock option grant to purchase 4,650 shares of Nivalis’ common stock, and Ms. Smith as a newly appointed director received an additional initial stock option grant to purchase, 6,975 shares of Nivalis’ common stock, to account for significant volatility in the trading price of Nivalis’ common stock. All options have an exercise price equal to the closing price of Nivalis’ common stock as reported by NASDAQ Stock Market on the date of grant. The initial stock option grants vest in 36 equal monthly installments over a three-year period from the grant date, and the annual stock option grants vest in 12 equal monthly installments over a 12-month period from the grant date. On a change in control of Nivalis, all outstanding, unvested options held by non-employee directors vest in full. For an estimate of the value of the accelerated vesting of Nivalis options held by Nivalis’ current directors, see the section entitled “—Treatment of Nivalis Options” of this proxy statement/prospectus/information statement.

Interests of the Alpine Directors and Executive Officers in the Merger

In considering the recommendation of Alpine’s board of directors with respect to adopting the Merger Agreement, Alpine’s stockholders should be aware that certain members of Alpine’s board of directors and certain executive officers of Alpine may have interests in the merger that may be different from, or in addition to, the interests of Alpine’s stockholders. Each of Nivalis’ board of directors and Alpine’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Nivalis’ stockholders approve the proposals to be presented to Nivalis’ stockholders for consideration at the Nivalis special meeting as contemplated by this proxy statement/prospectus/information statement, and that Alpine’s stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

Certain of Alpine’s directors and executive officers or entities affiliated with them currently hold shares of Alpine’s capital stock, which such shares of capital stock will be converted into shares of Nivalis’ common stock at the Effective Time. In addition, certain of Alpine’s directors and executive officers or entities affiliated with them will acquire additional shares of Alpine’s common stock prior to the closing of the merger by purchasing such shares pursuant to the Subscription Agreement. The table below sets forth the ownership of Alpine’s capital stock as of April 18, 2017 by Alpine’s directors and executive officers and their anticipated ownership of Alpine common stock immediately prior to the closing of the merger following their purchase of shares of common stock pursuant to the Subscription Agreement.

Directors and Named Executive Officers	Number of Shares of Capital Stock as of April 18, 2017	Number of Shares of Capital Stock Immediately Prior to the Closing of the Merger
Mitchell H. Gold, M.D. (1)	7,332,106	7,852,151
Jay Venkatesan, M.D. (2)	7,253,981	7,774,026
Peter Thompson M.D. (3)	5,338,078	6,638,190
James N. Topper, M.D., Ph.D. (4)	3,558,719	4,425,460
Stanford Peng, M.D. Ph.D.	—	—
Paul Rickey	—	—

(1)	Consists of 46,875 shares of common stock held directly by Dr. Gold, 150,000 shares of common stock held in trust for the benefit of Dr. Gold’s children, 5,000,000 shares of Series Seed Preferred stock held directly by Alpine Immunosciences, L.P. and 2,135,231 shares of Series A-1 Preferred Stock held directly by Alpine Immunosciences, L.P. Alpine Immunosciences, L.P. will purchase 520,045 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. Alpine BioVentures GP, LLC is the general partner of Alpine Immunosciences, L.P. Dr. Gold and Dr. Venkatesan are the Managing Partners of Alpine BioVentures GP, LLC. Each of Dr. Gold and Dr. Venkatesan is also a limited partner of Alpine Immunosciences, L.P. By virtue of such relationships, Dr. Gold and Dr. Venkatesan may be deemed to have voting and investment power with respect to the shares held by Alpine Immunosciences, L.P. and as a result may be deemed to have beneficial ownership of such shares. Each of Dr. Gold and Dr. Venkatesan disclaims beneficial ownership of the shares of Alpine held by Alpine Immunosciences, L.P., except to the extent of his pecuniary interest therein, if any.

(2)	Consists of 43,750 shares of common stock held directly by Dr. Venkatesan, 75,000 shares of common stock held in trust for the benefit of Dr. Venkatesan’s children, 5,000,000 shares of Series Seed Preferred stock held directly by Alpine Immunosciences, L.P. and 2,135,231 shares of Series A-1 Preferred Stock held directly by Alpine Immunosciences, L.P. Alpine Immunosciences, L.P. will purchase 520,045 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. Please see footnote 1 regarding Dr. Venkatesan’s voting and investment power over the shares held by Alpine Immunosciences, L.P. Each of Dr. Gold and Dr. Venkatesan disclaims beneficial ownership of the shares of Alpine held by Alpine Immunosciences, L.P., except to the extent of his pecuniary interest therein, if any.

(3)	Consists of 5,338,078 shares of Alpine’s Series A-1 Preferred Stock. OrbiMed Private Investments VI, LP will purchase 1,300,112 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. OrbiMed Capital GP VI LLC (“GP VI”) is the general partner of OPI VI. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VI. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors. By virtue of such relationships, GP VI, OrbiMed Advisors and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OrbiMed Private Investments VI, LP and as a result may be deemed to have beneficial ownership of such shares. Dr. Thompson, an employee of OrbiMed Advisors, is a member of Alpine’s board of directors. Each of GP VI, OrbiMed Advisors, Mr. Isaly and Dr. Thompson disclaims beneficial ownership of the shares held by OrbiMed Private Investments VI, LP, except to the extent of its or his pecuniary interest therein, if any.

(4)	Consists of 3,558,719 shares of Alpine’s Series A-1 Preferred Stock held directly by Frazier Life Sciences VIII, L.P. Frazier Life Sciences VIII, L.P. will purchase 866,741 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. FHM Life Sciences VIII, LP is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, LLC is the general partner of FHM Life Sciences VIII, LP. Dr. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, LLC and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. Dr. Topper and Mr. Heron disclaim beneficial ownership of the shares of Alpine held by Frazier Life Sciences VIII, L.P. except to the extent of their pecuniary interests in such shares, if any.

Treatment of Alpine Options and Warrants

Under the Merger Agreement, at the Effective Time, each outstanding and unexercised option or warrant to purchase shares of Alpine’s capital stock as of immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option or warrant, as applicable, to purchase shares of Nivalis’ common stock, in accordance with the terms and conditions of such Alpine option or warrant, as applicable, immediately prior to the Effective Time. Certain of Alpine’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Alpine’s common stock. The table below sets forth certain information with respect to such options.

Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Underlying Option as of April 18, 2017	Number of Vested Shares of Common Stock Underlying Option as of April 18, 2017
Mitchell H. Gold, M.D.	December 16, 2015	December 15, 2025	0.22	103,125	4,688
Jay Venkatesan, M.D.	December 16, 2015	December 15, 2025	0.22	181,250	6,250
Stanford Peng, M.D. Ph.D.	September 22, 2016	September 21, 2026	0.32	325,000	0
Mitchell H. Gold, M.D.	March 14, 2017	March 13, 2027	0.32	605,000	0
Stanford Peng, M.D. Ph.D.	March 14, 2017	March 13, 2027	0.32	75,000	0
Mitchell H. Gold, M.D.	April 12, 2017	April 11, 2027	2.49	420,439	0
Paul Rickey	April 12, 2017	April 11, 2027	2.49	150,000	0

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” certain of Alpine’s directors and executive officers are expected to become the directors and executive officers of Nivalis upon the closing of the merger.

Indemnification and Insurance

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Nivalis and Alpine, as the surviving corporation in the merger, shall indemnify and hold harmless each person who is or has served as a director or officer of Alpine against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Alpine, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

Under the Merger Agreement, the provisions of Nivalis’ amended and restated certificate of incorporation and amended and restated bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Nivalis shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Nivalis. The certificate of incorporation and bylaws of Alpine, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the certificate of incorporation and bylaws of Nivalis.

The Merger Agreement also provides that Nivalis shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to Nivalis.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the amended and restated certificate of incorporation and amended and restated bylaws of Nivalis, Nivalis has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Nivalis’ directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Nivalis. Nivalis believes that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Alpine Stock Options and Warrants

As of April 18, 2017, an aggregate of 2,374,914 shares of Alpine common stock were issuable upon the exercise of outstanding stock options under Alpine’s Amended and Restated 2015 Stock Plan at a weighted average exercise price of $0.89 per share. At the Effective Time, each Alpine option that is outstanding and unexercised immediately prior to the Effective Time under Alpine’s Amended and Restated 2015 Stock Plan, whether or not vested, will be converted into and become an option to purchase shares of Nivalis’ common stock, and Nivalis will assume Alpine’s 2015 Amended and Restated Plan and each such Alpine option in accordance with the terms of Alpine’s Amended and Restated 2015 Plan and the terms of the stock option agreement by which such Alpine option is evidenced.

As of April 18, 2017, an aggregate of 25,000 shares of Alpine’s common stock were issuable upon the exercise of outstanding warrants at an exercise price of $2.49 per share and an aggregate of 31,139 shares of Alpine’s preferred stock were issuable upon the exercise of outstanding warrants at an exercise price of $2.81 per share. At the Effective Time, each Alpine warrant that is outstanding and unexercised will become a warrant to purchase shares of Nivalis’ common stock and Nivalis will assume each Alpine warrant in accordance with its terms.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Alpine. Upon the consummation of the merger, Alpine will continue as the surviving corporation and will be a wholly owned subsidiary of Nivalis.

After completion of the merger, assuming Proposal No. 3 is approved by Nivalis’ stockholders at the Nivalis special meeting, Nivalis will be renamed “Alpine Immune Sciences, Inc.” and expects to trade on NASDAQ under the symbol “ALPN”.

Merger Consideration

At the Effective Time:

•	each share of Alpine capital stock outstanding immediately prior to the Effective Time will automatically be converted into the right to receive a number of shares of Nivalis’ common stock equal to the exchange ratio, subject to adjustment to account for the Nivalis Reverse Stock Split;

•	each option to purchase shares of Alpine’s common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Nivalis and will become an option, subject to vesting, to purchase shares of Nivalis’ common stock with the number of shares of Nivalis’ common stock underlying such options and the exercise prices for such options adjusted to reflect the exchange ratio and the Nivalis Reverse Stock Split; and

•	each warrant to purchase shares of Alpine’s capital stock outstanding and not terminated or exercised as of immediately prior to the Effective Time will be assumed by Nivalis and will become a warrant to purchase shares of Nivalis’ common stock with the number of shares of Nivalis’ common stock underlying such options and the exercise prices for such options adjusted to reflect the exchange ratio and the Nivalis Reverse Stock Split.

Immediately after the merger, based on the exchange ratio, it is expected that Alpine’s existing stockholders, optionholders and warrantholders will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis with Nivalis’ existing stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Nivalis’ common stock that Alpine’s stockholders will be entitled to receive for changes in the market price of Nivalis’ common stock. Accordingly, the market value of the shares of Nivalis’ common stock issued pursuant to the merger will depend on the market value of the shares of Nivalis’ common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Nivalis’ common stock will be issuable to Alpine’s stockholders pursuant to the merger. Instead, each stockholder of Alpine who would otherwise be entitled to receive a fraction of a share of Nivalis’ common stock, after aggregating all fractional shares of Nivalis’ common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Nivalis’ common stock as quoted on NASDAQ for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Nivalis will deposit with an exchange agent acceptable to Nivalis and Alpine evidence of book-entry shares representing the shares of Nivalis’ common stock issuable to Alpine’s stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Alpine capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging Alpine stock certificates held by such record holder in exchange for book-entry shares of Nivalis’ common stock. Upon surrender of an Alpine stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Nivalis may reasonably require, the Alpine stock certificate surrendered will be cancelled and the holder of such Alpine stock certificate will be entitled to receive the following:

•	book-entry shares representing the number of whole shares of Nivalis’ common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement, and

•	cash in lieu of any fractional share of Nivalis’ common stock.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares of Alpine common stock or shares of Alpine’s preferred stock will be deemed to represent only the right to receive book-entry shares of Nivalis’ common stock, and cash in lieu of any fractional share of Nivalis’ common stock.

If any Alpine stock certificate has been lost, stolen or destroyed, Nivalis may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Nivalis’ common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Nivalis against any claim suffered by Nivalis related to the lost, stolen or destroyed certificate or any shares of Nivalis’ common stock issued in exchange for such certificate as Nivalis may reasonably request.

Nivalis will not pay dividends or other distributions on any shares of Nivalis’ common stock to be issued in exchange for shares of Alpine’s capital stock represented by any unsurrendered Alpine stock certificate until such Alpine stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Alpine’s stockholders and the approval by Nivalis’ stockholders of the issuance of Nivalis’ common stock, the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split and the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Name Change. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Nivalis and Alpine and specified in the certificate of merger. Neither Nivalis nor Alpine can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Nivalis must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Nivalis’ common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Nivalis and Alpine intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Each of Nivalis and Alpine will use its reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Nivalis or Alpine to, take any action or cause any action to be taken which would reasonably be expected to prevent the merger from qualifying as a reorganization under Section 368(a) of the Code. Alpine will use its reasonable best efforts to obtain an opinion of Sidley or another firm of national reputation to the effect that the merger will be treated, for U.S. federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code. Completion of the merger is conditioned upon receipt of such opinion. Because a tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the Internal Revenue Service, state tax authorities, or the courts, Alpine stockholders should consult their own tax advisors as to the tax consequences to them of their participation in the merger with respect to their Alpine stock.

NASDAQ Stock Market Listing

Nivalis’ common stock currently is listed on NASDAQ under the symbol “NVLS.” Nivalis has agreed to use commercially reasonable efforts to maintain its existing listing on NASDAQ, and to obtain approval for listing on NASDAQ of the shares of Nivalis’ common stock that Alpine’s stockholders will be entitled to receive pursuant to the merger. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Nivalis’ common stock must have been continually listed on NASDAQ, and Nivalis must have caused the shares of Nivalis’ common stock to be issued in the merger to be approved for listing on NASDAQ as of the closing of the merger.

Prior to consummation of the merger, Nivalis intends to file an initial listing application with NASDAQ pursuant to NASDAQ “reverse merger” rules. If such application is accepted, Nivalis anticipates that the shares of Nivalis’ common stock will be listed on NASDAQ following the closing of the merger under the trading symbol “ALPN”.

Anticipated Accounting Treatment

The merger will be treated by Nivalis as a reverse merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For accounting purposes, Alpine is considered to be acquiring Nivalis in this transaction. The transaction will be accounted for under the acquisition method of accounting under existing U.S. GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Nivalis and Alpine have made a preliminary estimated purchase price calculated as described in Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Nivalis that exist as of the date of completion of the transaction.

Appraisal Rights

Delaware Law

If the merger is completed, Alpine’s stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262. Holders of Nivalis’ common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding the appraisal rights of Alpine’s stockholders under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Alpine’s stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Alpine will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Alpine capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Alpine within 20 days after the date of mailing of that notice, and the stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Alpine of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Alpine capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Alpine Immune Sciences, Inc., 201 Elliott Avenue West, Suite 230, Seattle, Washington 98119, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Alpine capital stock. ALL DEMANDS MUST BE RECEIVED BY ALPINE WITHIN TWENTY (20) DAYS AFTER THE DATE ALPINE MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If a holder of shares of Alpine’s capital stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder’s shares of Alpine capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Alpine’s capital stock.

To be effective, a demand for appraisal by a holder of shares of Alpine’s capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Alpine. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If a holder of shares of Alpine’s capital stock holds shares of Alpine’s capital stock in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Alpine. If, following a demand for appraisal, a holder of shares of Alpine’s capital stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holder’s will have the right to receive the merger consideration for such holder’s shares of Alpine capital stock.

Within 120 days after the Effective Time, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the Effective Time, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Alpine, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger the shares of the class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1.0 million or (3) the merger was approved pursuant to Sections 253 or 267 of the DGCL.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court

stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of shares of Alpine’s capital stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Alpine capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Nivalis, Alpine or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Nivalis and Merger Sub, on the one hand, and Alpine, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Nivalis and Alpine do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Nivalis or Alpine, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Nivalis, Merger Sub and Alpine and are modified by the disclosure schedules.

General

Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Alpine, with Alpine surviving as a wholly owned subsidiary of Nivalis.

Merger Consideration

At the Effective Time, each share of Alpine’s capital stock outstanding immediately prior to the Effective Time (excluding shares of Alpine’s capital stock held as treasury stock or held by Alpine, Merger Sub or any subsidiary of Alpine, and shares held by Alpine stockholders who have exercised and perfected appraisal rights) will automatically be converted into the right to receive a number of shares of Nivalis’ common stock equal to the exchange ratio.

The Merger Agreement does not include a price-based termination right and there will be no adjustment to the total number of shares of Nivalis’ common stock that Alpine’s stockholders, optionholders and warrantholders will be entitled to receive for changes in the market price of Nivalis’ common stock. Accordingly, the market value of the shares of Nivalis’ common stock issued pursuant to the merger will depend on the market value of the shares of Nivalis’ common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Nivalis’ common stock will be issuable to Alpine’s stockholders pursuant to the Merger Agreement. Instead, each stockholder of Alpine who would otherwise be entitled to receive a fraction of a share of Nivalis’ common stock, after aggregating all fractional shares of Nivalis’ common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Nivalis’ common stock on NASDAQ for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Nivalis will deposit with an exchange agent acceptable to Nivalis and Alpine evidence of book-entry shares representing Nivalis’ common stock issuable to Alpine’s stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Alpine’s capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging stock certificates representing shares of Alpine’s capital stock held by such record holder in exchange for book-entry shares of Nivalis’ common stock. Upon surrender of a stock certificate representing shares of Alpine’s capital stock for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Nivalis may reasonably require, the stock certificate surrendered will be cancelled and the holder of such stock certificate will be entitled to receive the following:

•	book-entry shares representing the number of whole shares of Nivalis’ common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Nivalis’ common stock.

At the Effective Time, all holders of certificates representing shares of Alpine’s capital stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Alpine. In addition, no transfer of Alpine’s capital stock after the Effective Time will be registered on the stock transfer books of Alpine.

If any stock certificate representing shares of Alpine’s capital stock has been lost, stolen or destroyed, Nivalis may, in its discretion, and as a condition to the delivery of any book-entry shares of Nivalis’ common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Nivalis against any claim suffered by Nivalis related to the lost, stolen or destroyed certificate or any of Nivalis’ common stock issued in exchange for such certificate as Nivalis may reasonably request.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares Alpine’s capital stock will be deemed to represent only the right to receive book-entry shares of Nivalis’ common stock and cash in lieu of any fractional share of Nivalis’ common stock. Nivalis will not pay dividends or other distributions on any shares of Nivalis’ common stock to be issued in exchange for any unsurrendered stock certificate representing shares of Alpine until the stock certificate is surrendered as provided in the Merger Agreement.

Treatment of Nivalis’ Stock Options

Prior to the closing of the merger, Nivalis’ board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase shares of Nivalis’ common stock will be accelerated in full effective as of immediately prior to the Effective Time. The number of shares of Nivalis’ common stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect the Nivalis Reverse Stock Split.

Treatment of Alpine’s Stock Options and Warrants

At the Effective Time:

•

each option to purchase shares of Alpine’s capital stock outstanding and unexercised immediately prior to the Effective Time under the Alpine Amended and Restated 2015 Stock Plan, whether or not vested, will be converted into an option to purchase shares of Nivalis’ common stock. Nivalis will assume the Alpine Amended and Restated 2015 Stock Plan. From and after the Effective Time, each Alpine option assumed by Nivalis may be exercised for such number of shares of Nivalis’ common stock as is determined by multiplying the number of shares of Alpine’s common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Nivalis’ common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Alpine option assumed by Nivalis will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Alpine options will generally remain unchanged; provided, that any Alpine options assumed by Nivalis may be subject to adjustment to reflect changes in Nivalis’ capitalization after the Effective Time and that Nivalis’ board of directors will succeed to the authority of Alpine’s board of directors with respect to each assumed Alpine option; and

•	each warrant to purchase shares of Alpine capital stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Nivalis and will become a warrant to purchase that number of shares of Nivalis’ common stock equal to the product obtained by multiplying (i) the number of shares of Alpine’s common stock, or the number of shares of Alpine’s common stock issuable upon conversion of the shares of Alpine’s preferred stock issuable upon exercise of the Alpine warrant, as applicable, that were subject to such warrant immediately prior to the Effective Time by (ii) the exchange ratio. The per share exercise price for Nivalis’ common stock issuable upon exercise of each Alpine warrant assumed by Nivalis shall be determined by dividing (a) the per share exercise price of the Alpine common stock or preferred stock subject to such Alpine warrant, as in effect immediately prior to the Effective Time, by (b) the exchange ratio. Any restriction on any Alpine warrant assumed by Nivalis shall continue in full force and effect and the terms and other provisions of such Alpine warrant shall otherwise remain unchanged.

Directors and Officers of Nivalis Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Nivalis who will not continue as directors or officers of Nivalis or the combined organization following the consummation of the merger, shall resign immediately prior to the Effective Time. In connection with the merger, Nivalis’ board of directors will be expanded to include a total seven directors. Pursuant to the terms of the Merger Agreement, four of such directors will be designated by Alpine, two of such directors will be designated by Nivalis, and one director will be an independent designee approved by a majority of the other directors. It is anticipated that Robert Conway and Paul Sekhri will remain as directors of Nivalis following the closing of the merger and that all other Nivalis directors will resign as of the Effective Time. Messrs. Conway and Sekhri shall appoint Mitchell H. Gold, M.D., Peter Thompson, M.D., James N. Topper, M.D., Ph.D., and Jay Venkatesan, M.D., to Nivalis’ board of directors to fill the resulting vacancies. Immediately following the consummation of the merger, it is anticipated that the size of the board of directors will be increased to seven and that one person unaffiliated with Nivalis and Alpine, pursuant to the Merger Agreement, will be designated by a majority of the other directors to serve on the board of directors. It is anticipated that Nivalis’ executive officers upon the closing of the merger will be Mitchell H. Gold, M.D., Chief Executive Officer and Chairman, Jay Venkatesan, M.D., President and Director, Stanford Peng, M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer and Paul Rickey, Senior Vice President and Chief Financial Officer.

Amended and Restated Certificate of Incorporation and Amendment to the Amended and Restated Certificate of Incorporation of Nivalis

Stockholders of record of Nivalis’ common stock on the record date for the Nivalis special meeting will also be asked to approve an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split and the Nivalis Name Change, in each case, upon consummation of the merger, each of which requires the affirmative vote of holders of shares representing a majority of all shares of Nivalis’ common stock outstanding on the record date for the Nivalis special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•	the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•	there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•	the holders of a majority of the outstanding shares of Alpine’s common stock and preferred stock, voting together as one class, and the holders of a majority of the outstanding shares of Alpine’s preferred stock, voting as a separate class, must have adopted and approved the merger, and the holders of a majority of the outstanding shares of Nivalis’ common stock having voting power present in person or represented by proxy at the Nivalis special meeting must have approved the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock in the merger; and

•	the existing shares of Nivalis’ common stock must have been continually listed on NASDAQ through the closing of the merger, and Nivalis must have caused the shares of Nivalis’ common stock to be issued in the merger to be approved for listing on NASDAQ (subject to official notice of issuance) as of the closing of the merger.

In addition, each party’s obligation to complete the merger is subject to the satisfaction or waiver by that party of the following additional conditions:

•	the representations and warranties regarding certain matters related to organization, authority, vote required and financial advisors of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•	the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•	the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect or Nautilus Material Adverse Effect (each as defined in the Merger Agreement), as applicable (without giving effect to any references therein to any Company Material Adverse Effect or Nautilus Material Adverse Effect, as applicable, or other materiality qualifications);

•	the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger; and

•	the party must have received from the other party lock-up agreements executed by certain stockholders of such party and each person who shall be elected or appointed as an executive officer or director of such party immediately following the closing.

In addition, the obligation of Nivalis and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Alpine or its subsidiaries, taken as a whole (a “Company Material Adverse Effect”); provided that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Company Material Adverse Effect shall have occurred:

•	any rejection by a governmental body of a registration or filing by Alpine relating to intellectual property owned, licensed or controlled by Alpine;

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

•	the taking of any action, or the failure to take any action, by Alpine that is required to comply with the terms of the Merger Agreement;

•	any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which Alpine and its subsidiaries operate; or

•	any change in the cash position of Alpine or its subsidiaries which results from operations in the ordinary course of business;

•	certain agreements between Alpine and its stockholders must have been terminated;

•	the Pre-Closing Financing must have been consummated and Alpine must have received the proceeds from such financing pursuant to the terms and conditions set forth in the Subscription Agreement; and

•	Nivalis must have received a certificate, including supporting documentation, information and calculations, certifying that Alpine’s net cash (including marketable securities) is not less than $38.0 million as of the date of the closing of the merger.

In addition, the obligation of Alpine to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	the principal executive officer or the principal financial officer of Nivalis shall have provided, with respect to any document filed with the SEC on or after April 18, 2017, any necessary certification required under Rule 13a-14 under the Securities Exchange Act of 1934, as amended;

•	there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Nivalis and its subsidiaries, taken as a whole (a “Nautilus Material Adverse Effect”); provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Nautilus Material Adverse Effect shall have occurred:

•	any rejection by a governmental body of a registration or filing by Nivalis relating to intellectual property owned, licensed or controlled by Nivalis;

•	the termination, sublease or assignment of Nivalis’ facility lease, or failure to do the foregoing;

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

•	any change in the stock price or trading volume of Nivalis’ common stock;

•	the taking of any action, or the failure to take any action, by Nivalis that is required to comply with the terms of the Merger Agreement;

•	any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which Nivalis operates;

•	continued losses from operations or decreases in cash balances of Nivalis not materially inconsistent with kind and degree of losses from operations and decreases in cash balances which have occurred between December 31, 2016 and the date of the Merger Agreement; or

•	the winding down of Nivalis’ operations not materially inconsistent with the kind and degree of winding down activities which have occurred between December 31, 2016 and the date of the Merger Agreement; and

•	Alpine must have received the opinion of Sidley or another firm of national reputation, addressed to Alpine and dated as of the closing date of the merger, to the effect that the merger will be treated, for U.S. federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code.

•	Alpine must have received a certificate, including supporting documentation, information and calculations, certifying that Nivalis’ net cash (including marketable securities) is not less than $38.0 million as of the date of the closing of the merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Nivalis and Alpine for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the merger and approval of the proposals that will come before the Nivalis special meeting and that will be the subject of Alpine’s stockholder written consent;

•	except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third party;

•	capitalization;

•	financial statements and with respect to Nivalis, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	with respect to Alpine, disclosures related to the Subscription Agreement;

•	transactions with affiliates;

•	with respect to Nivalis, the valid issuance in the merger of Nivalis’ common stock and the opinion of Ladenburg; and

•	the inapplicability of Section 203 of the DGCL.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Nivalis and Alpine to complete the merger.

No Solicitation

Each of Nivalis and Alpine agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement, except as described below, Nivalis and Alpine and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry”;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction; or

•	publicly propose to do any of the above.

An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Alpine, on the one hand, or Nivalis, on the other hand, to the other party) that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Alpine or any of its affiliates, on the one hand, or by or on behalf of Nivalis or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any “acquisition transaction.”

An “acquisition transaction” means any transaction or series of related transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Nivalis, Alpine or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Nivalis, Alpine or Merger Sub or any of their respective subsidiaries or (iii) in which Nivalis, Alpine or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries (provided that the Pre-Closing Financing and certain other financing transactions to be completed by Alpine prior to the closing of the merger shall not be considered “acquisition transactions”); or

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Nivalis, Alpine or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of Nivalis or Alpine required to consummate the merger, as applicable, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which such party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined below, if:

•	neither such party nor any representative of such party has breached the solicitation provisions of the Merger Agreement described above;

•	such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•	such party gives the other party at least two business days’ prior written notice of the identity of the third party and of that party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•	such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Nivalis and Alpine; and

•	substantially contemporaneously with the furnishing of any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger. An acquisition proposal will not be considered a superior offer if any financing required to consummate the transaction contemplated by such acquisition proposal is not reasonably capable of being obtained by such third party.

The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any acquisition proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal or any material change or proposed material change to that acquisition proposal or inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

Meetings of Stockholders

Nivalis is obligated under the Merger Agreement to call, give notice of and hold the Nivalis special meeting for the purposes of considering the approval of the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the merger.

Alpine is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement thereby approving the merger and related transactions within five business days following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

Covenants; Conduct of Business Pending the Merger

Nivalis has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Alpine shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Nivalis will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Nivalis has also agreed that, subject to certain limited exceptions, without the consent of Alpine, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Nivalis);

•	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Nivalis’ common stock issued upon the valid exercise of outstanding options or warrants to purchase shares of Nivalis’ common stock); any option, warrant or right to acquire any capital stock or any other security of Nivalis; or any instrument convertible into or exchangeable for any capital stock or other security of Nivalis;

•	except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Nivalis, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of the amounts set forth in Nivalis’ operating budget delivered to Alpine concurrently with the Merger Agreement;

•	other than as required by law or the terms of a Nivalis employee plan in effect as of the date of the Merger Agreement, adopt, establish or enter into any Nivalis employee plan; cause or permit any Nivalis employee plan to be amended; other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any new employees, consultants or independent contractors other than in connection with the cessation of research and development activities by Nivalis;

•	enter into any material transaction other than in connection with the wind-down of research and development activities by Nivalis;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

•	make, change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax liability, or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate certain material contracts other than in connection with or as necessary to affect the wind-down of research and development activities by Nivalis;

•	make any expenditures or incur any liabilities in amounts that exceed the limitations set forth in Nivalis’ operating budget delivered to Alpine concurrently with the execution of the Merger Agreement in an amount that exceeds, in the aggregate, $500,000; or

•	agree, resolve or commit to do any of the foregoing.

Alpine has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Nivalis shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Alpine will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Alpine has also agreed that, subject to certain limited exceptions, without the consent of Nivalis, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Alpine; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Alpine (except for shares of common stock from terminated employees, directors or consultants of Alpine);

•	except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Alpine or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security of Alpine (except for shares of Alpine common stock issued upon the valid exercise of Alpine options or warrants and shares of Alpine capital stock issued in connection with the Pre-Closing Financing and certain other financing transactions to be completed by Alpine prior to the closing of the merger); any option, warrant or right to acquire any capital stock or any other security of Alpine, other than option grants to employees and service providers in the ordinary course of business in accordance with past practices; or any instrument convertible into or exchangeable for any capital stock or other security of Alpine or its subsidiaries other than shares Alpine’s capital stock issued in connection with the Pre-Closing Financing;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business in accordance with past practices; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of the amounts set forth in Alpine’s operating budget delivered to Nivalis concurrently with the Merger Agreement;

•	other than as required by applicable law or in the ordinary course of business in accordance with past practices: adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than grants of options to employees and service providers in the ordinary course of business in accordance with past practices; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any material transaction outside the ordinary course of business in accordance with past practices, except in accordance with Alpine’s operating budget delivered to Nivalis concurrently with the Merger Agreement;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business in accordance with past practices and except in accordance with Alpine’s operating budget delivered to Nivalis concurrently with the Merger Agreement;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material Alpine intellectual property rights (other than (i) pursuant to non-exclusive licenses in the ordinary course of business in accordance with past practices and (ii) in accordance with Alpine’s operating budget delivered to Nivalis concurrently with the Merger Agreement);

•	other than in connection with the Pre-Closing Financing or in accordance with Alpine’s operating budget delivered to Nivalis concurrently with the Merger Agreement, enter into, materially amend or terminate certain material contracts;

•	make, change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax liability, or adopt or change any material accounting method in respect of taxes;

•	make any expenditures or incur any liabilities in amounts that exceed the limitations set forth in Alpine’s operating budget delivered to Nivalis concurrently with the execution of the Merger Agreement in an amount that exceeds, in the aggregate, $500,000; or

•	agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of Nivalis and Alpine has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	file or otherwise submit all applications and notices required to be filed in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, Nivalis and Alpine have further agreed that:

•	Nivalis will use its commercially reasonable efforts to (A) maintain the listing of its common stock on NASDAQ until the closing of the merger and to obtain approval for listing of the combined organization on NASDAQ and (B) to the extent required by the rules and regulations of NASDAQ, to (i) prepare and submit to NASDAQ a notification form for the listing of the shares of Nivalis’ common stock to be issued in connection with the merger and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing application for Nivalis’ common stock on NASDAQ and to cause such listing application to be conditionally approved prior to the Effective Time;

•	for a period of six years after the closing of the merger, Nivalis will indemnify each of the directors and officers of Nivalis and Alpine to the fullest extent permitted under the DGCL and will maintain directors’ and officers’ liability insurance for the directors and officers of Nivalis and Alpine; and

•	Nivalis shall maintain directors’ and officers’ liability insurance policies commencing at the closing of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Nivalis.

Termination

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent of Nivalis and Alpine;

•	by either Nivalis or Alpine if the merger shall not have been consummated by October 18, 2017 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that the Outside Date shall be extended by sixty days upon request of either party if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by such date;

•	by either Nivalis or Alpine if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the other transactions contemplated by the Merger Agreement;

•	by Nivalis if the written consent of Alpine’s stockholders necessary to adopt the Merger Agreement and approve the merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Nivalis once Alpine obtains such stockholder approval;

•	by either Nivalis or Alpine if the Nivalis special meeting shall have been held and completed and Nivalis’ stockholders shall have taken a final vote and shall not have approved the Merger Agreement or any of the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders in the merger; provided, that Nivalis may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Nivalis’ stockholders was caused by the action or failure to act of Nivalis and such action or failure to act constitutes a material breach by Nivalis of the Merger Agreement;

•	by Alpine, at any time prior to the approval by Nivalis’ stockholders of the proposals to be considered at the Nivalis special meeting, if any of the following circumstances shall occur (each of the following, a “Nivalis triggering event”):

•	Nivalis’ board of directors fails to recommend that the stockholders of Nivalis vote to approve the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders in connection with the Merger or withdraws or modifies its recommendation in a manner adverse to Alpine;

•	Nivalis fails to include in this proxy statement/prospectus/information statement such recommendation;

•	Nivalis’ board of directors approves, endorses or recommends any acquisition proposal;

•	Nivalis enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•	Nivalis or any director, officer or agent of Nivalis willfully and intentionally breaches the no solicitation provisions or the provisions regarding the Nivalis special meeting meeting set forth in the Merger Agreement;

•	by Nivalis, at any time prior to the adoption of the Merger Agreement by Alpine’s stockholders, if any of the following circumstances shall occur (each an “Alpine triggering event”):

•	Alpine’s board of directors fails to recommend that Alpine’s stockholders vote to adopt the Merger Agreement, thereby approving the merger, or withdraws or modifies its recommendation in a manner adverse to Nivalis;

•	Alpine’s board of directors approves, endorses or recommends any acquisition proposal;

•	Alpine enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•	Alpine or any director, officer or agent of Alpine willfully and intentionally breaches the no solicitation provisions or the provisions regarding written consent of Alpine’s stockholders set forth in the Merger Agreement;

•

by Nivalis or Alpine if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

•	by Nivalis, at any time, if all closing conditions under the Merger Agreement have been satisfied or waived by Nivalis other than the closing condition related to the Pre-Closing Financing, Nivalis has provided written notice to Alpine that it is prepared to consummate the closing of the merger upon the consummation of the Pre-Closing Financing and Alpine has not obtained the Pre-Closing Financing within ten days of receipt of such notice;

•	by Alpine, at any time, if all closing conditions under the Merger Agreement have been satisfied or waived by Alpine, except for the condition related to the delivery by Nivalis of a closing certificate indicating that its net cash as of the closing of the merger is not less than $38.0 million, Alpine has provided written notice to Nivalis that it is prepared to consummate the closing of the merger upon the satisfaction of such condition and Nivalis has not satisfied such condition within ten days of such notice; or

•	by Nivalis, at any time, if all closing conditions under the Merger Agreement have been satisfied or waived by Nivalis, except for the condition related to the delivery by Alpine of a closing certificate indicating that its net cash as of the closing of the merger is not less than $38.0 million, Nivalis has provided written notice to Alpine that it is prepared to consummate the closing of the merger upon the satisfaction of such condition and Alpine has not satisfied such condition within ten days of such notice.

Termination Fee

Fee payable by Nivalis

Nivalis must pay Alpine a termination fee of $2.5 million if:

•	the Merger Agreement is terminated by either Nivalis or Alpine if (a) the Nivalis special meeting shall have been held and completed, (b) Nivalis’ stockholders shall have not approved the Merger Agreement or the transactions contemplated by the Merger Agreement, including the issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the merger, (c) at any time after the date of Merger Agreement and prior to the Nivalis special meeting an acquisition proposal with respect to Nivalis was publicly announced, disclosed or otherwise communicated to the board of directors of Nivalis, and (d) within 12 months after the date of such termination, Nivalis enters into a definitive agreement for or consummates an acquisition transaction; or

•	the Merger Agreement is terminated by Alpine at any time prior to the approval of the Merger Agreement and the transactions contemplated therein by Nivalis’ stockholders upon the occurrence of a Nivalis triggering event.

Nivalis must reimburse Alpine for expenses incurred by Alpine in connection with the termination of the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:

•	the Merger Agreement is terminated by either Nivalis or Alpine if (a) the Nivalis special meeting shall have been held and completed, (b) Nivalis’ stockholders shall have not approved the Merger Agreement or the transactions contemplated by the Merger Agreement, including the issuance of shares of Nivalis’ common stock to Alpine’s stockholders in the merger;

•	the Merger Agreement is terminated by Alpine because Nivalis or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Nivalis or Merger Sub has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30 day cure period; or

•	in the event of a failure by Alpine to consummate the transactions described in the Merger Agreement solely as a result of a Nautilus Material Adverse Effect, as defined in the section entitled “The Merger Agreement – Conditions to the Completion of the Merger.”

Fee payable by Alpine

Alpine must pay Nivalis a termination fee of $2.5 million if:

•	the Merger Agreement is terminated by Nivalis if (a) the required approval of Alpine’s stockholders has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission, (b) at any time after the date of the Merger Agreement and prior to obtaining the approval of Alpine’s stockholders, an acquisition proposal with respect to Alpine was publicly announced, disclosed or otherwise communicated to the board of directors of Alpine and (c) within 12 months after the date of such termination, Alpine enters into a definitive agreement for or consummates an acquisition transaction;

•	the Merger Agreement is terminated by Nivalis at any time prior to the adoption of the Merger Agreement, and approval of the merger and the other transactions contemplated by the Merger Agreement, by Alpine’s stockholders upon the occurrence of an Alpine triggering event; or

•	the Merger Agreement is terminated by Nivalis after (a) satisfaction or waiver of all closing conditions under the Merger Agreement other than the closing condition related to the Pre-Closing Financing, (b) Nivalis has provided written notice to Alpine that it is prepared to consummate the closing of the merger upon the consummation of the Pre-Closing Financing and (c) Alpine has not consummated the Pre-Closing Financing within ten days of receipt of such notice.

Alpine must reimburse Nivalis for expenses incurred by Nivalis in connection with the termination of the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:

•	the Merger Agreement is terminated by Nivalis because Alpine has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Alpine has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period;

•	in the event of a failure by Nivalis to consummate the transactions described in the Merger Agreement solely as a result of the occurrence of a Company Material Adverse Effect, as defined above in the section entitled “The Merger Agreement – Conditions to the Completion of the Merger.”

Amendment

The Merger Agreement may be amended by the parties at any time if such amendment is in writing and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been adopted and approved by the stockholders of Nivalis or Alpine, no amendment which by law requires further approval by the stockholders of Nivalis or Alpine, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Subscription Agreement

On April 18, 2017, contemporaneously with the execution and delivery of the Merger Agreement, Alpine entered into the Subscription Agreement with certain current stockholders of Alpine pursuant to which Alpine agreed to sell, and the stockholders party thereto agreed to purchase, an aggregate of 2,686,898 shares of Alpine’s common stock at a purchase price of $6.327 per share immediately prior to the closing of the merger for an aggregate purchase price of approximately $17.0 million. The merger is conditioned upon the closing of the Pre-Closing Financing.

The Subscription Agreement contains representations and warranties of Alpine comparable to the representations and warranties of Alpine set forth in Alpine’s prior stock financings. The Subscription Agreement also contains customary representations and warranties of the stockholder parties thereto.

Each stockholder’s obligation to purchase shares of Alpine’s common stock from Alpine pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	Alpine’s representations and warranties in the Subscription Agreement being true and correct in all respects as of the closing date for the Pre-Closing Financing, subject to certain exceptions;

•	Alpine having performed, satisfied and complied in all material respects with all agreements, obligations and conditions required to be performed or complied with by it;

•	Alpine’s chief executive officer having delivered a certificate stating that certain conditions specific in the Subscription Agreement have been fulfilled;

•	Alpine having delivered a certificate from the Secretary of State of the State of Delaware and a certificate from the Secretary of State of the State of Washington with respect to the good standing of Alpine, dated as of no more than three days before the closing date of the Pre-Closing Financing;

•	Alpine having delivered a certificate of the Secretary of Alpine certifying the second amended and restated certificate of incorporation of Alpine, the bylaws of Alpine and certain resolutions of Alpine’s board of directors and Alpine’s stockholders;

•	the satisfaction or waiver of each of the conditions to the consummation of the merger set forth in the Merger Agreement (other than the condition regarding the Pre-Closing Financing and any other condition to be satisfied at the closing of the merger), and the willingness and readiness of the parties to the Merger Agreement to consummate the merger immediately after the closing of the Pre-Closing Financing on the terms and conditions set forth in the Merger Agreement (provided that no condition to Alpine’s obligation to consummate the merger may be waived by Alpine without the prior written consent of the stockholders party to the Subscription Agreement unless such waiver, in the reasonable and good faith determination of such stockholders would not reasonably be expected to be adverse to the interests of any stockholder in more than a de minimis manner or would not reasonably be expected to have more than a de minimis adverse effect on the value of such stockholder’s investment in the shares to be purchased pursuant to the Subscription Agreement (including for this purpose on the shares of Nivalis’ common stock issued or issuable in the merger in exchange therefor), in which event, such prior written consent of such stockholders shall not be required for such waiver of condition);

•	the Subscription Agreement having not been terminated as to such stockholder;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remaining pending;

•

the affirmative vote of (i) the holders of a majority of the shares of Alpine’s common stock and Alpine’s preferred stock, voting together as a single class and (ii) a majority of the shares of Alpine’s preferred stock, voting together as a single class, in each case outstanding on the record date and entitled to vote thereon, voting to adopt and approve the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement; and

•	the Merger Agreement having not been amended without the prior written consent of the stockholders party to the Subscription Agreement, unless such amendment, in the reasonable and good faith determination of such stockholders (such consent not to be unreasonably withheld, conditioned or delayed), would not reasonably be expected to be adverse to the interests of any such stockholder in more than a de minimis manner or that would not reasonably be expected to have more than a de minimis adverse effect on the value of such stockholder’s investment in the shares purchased pursuant to the Subscription Agreement (including for this purpose on the shares of Nivalis’ common stock issued or issuable in the merger in exchange therefore), in which event, such prior written consent of the stockholders shall not be required for such amendment.

Alpine’s obligation to sell shares of Alpine common stock to each stockholder pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	the representations and warranties made by such stockholder being true and correct in all material respects as of the closing date of the Pre-Closing Financing;

•	such stockholder having performed and complied in all material respects with all covenants, agreements, obligations and conditions required to be performed or complied with by such stockholder;

•	Alpine being satisfied that the offer and sale of the shares shall be qualified or exempt from registration or qualification under all applicable federal and state securities laws (including receipt by Alpine of all necessary blue sky law permits and qualifications required by any state, if any);

•	The satisfaction or waiver of each of the conditions to the consummation of the merger set forth in the Merger Agreement (other than the condition regarding the closing of the Pre-Closing Financing and any other condition to be satisfied at the closing of the merger) and the willingness and readiness of the parties to the Merger Agreement to consummate the merger immediately after the closing of the Pre-Closing Financing on the terms and conditions set forth in the Merger Agreement;

•	the Subscription Agreement having not been terminated as to such stockholder; and

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remaining pending.

The representations and warranties contained in the Subscription Agreement will survive the closing of the Pre-Closing Financing for a period of one year and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the stockholders party to the Subscription Agreement or Alpine, provided, however, that such representations and warranties need only be true and correct as of the closing of the Pre-Closing Financing.

The Subscription Agreement may be amended and the observance of any term therein waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Alpine, Nivalis (which such consent shall not be unreasonably withheld, conditioned or delayed) and each of the stockholders party thereto.

The Subscription Agreement may be terminated and the sale and purchase of the shares abandoned (i) (a) at any time prior to the closing of the Pre-Closing Financing and prior to the termination of the Merger Agreement, by mutual written consent of Alpine and Nivalis, and (b) at any time prior to the closing of the Pre-Closing Financing and following the termination of the Merger Agreement, by either Alpine or any stockholder party to the Subscription Agreement (with respect to itself only), or (ii) at any time, by either Alpine or any stockholder party thereto (with respect to itself only) upon written notice to the other parties thereto if and only if consummation of the transactions contemplated thereby would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. The right to terminate the Subscription Agreement shall not be available to any stockholder party thereto whose failure to comply with its obligations therein has been the cause of or resulted in the failure of the closing of the Pre-Closing Financing to occur on or before such termination.

Nivalis is an express third-party beneficiary of the termination provisions of the Subscription Agreement and is entitled to specifically enforce such provisions. In addition, upon the satisfaction or waiver of the closing conditions to the Subscription Agreement, Nivalis shall be an express third-party beneficiary of the Subscription Agreement and shall be entitled to specifically enforce its terms, including the obligations of the parties to sell and purchase the shares of Alpine common stock pursuant to the terms thereof.

Support Agreements and Written Consent

In order to induce Nivalis to enter into the Merger Agreement, certain stockholders of Alpine are parties to a support agreement with Nivalis pursuant to which, among other things, each stockholder has agreed, solely in its capacity as a stockholder of Alpine, to vote all of its shares of Alpine’s capital stock (subject to the Alpine Support Agreement Cutback) in favor of the adoption of the Merger Agreement, the approval of the transactions contemplated thereby, including the merger and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Alpine’s stockholders and against any acquisition proposal. These stockholders of Alpine have also granted Nivalis an irrevocable proxy to vote their respective Alpine’s capital stock in accordance with the support agreements. Alpine’s stockholders may vote their shares of Alpine capital stock on all other matters not referred to in such proxy.

The parties to the support agreements with Nivalis are:

•	Alpine Immunosciences, L.P.

•	OrbiMed Private Investments VI, LP

•	Frazier Life Sciences VIII, L.P.

•	Dr. Mitchell H. Gold

•	Dr. Jay Venkatesan

The stockholders of Alpine that are party to a support agreement with Nivalis owned an aggregate of 315,625 shares of Alpine’s common stock and 16,032,028 shares of Alpine preferred stock, representing approximately 94% of the outstanding shares of Alpine capital stock on an as converted to common stock basis, in each case as of April 18, 2017. These stockholders include Alpine’s executive officers and directors, as well as certain other stockholders owning a significant portion of Alpine’s outstanding capital stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, stockholders of Alpine holding a sufficient number of shares to adopt the Merger Agreement and approve the merger and related transactions will (subject to the Alpine Support Agreement Cutback) execute written consents providing for such adoption and approval. Therefore, holders of the number of shares of Alpine’s capital stock required to adopt the Merger Agreement and approve the merger and related transactions are (subject to the Alpine Support Agreement Cutback) contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer shares of Alpine’s capital stock and securities held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement or the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Alpine’s capital stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Alpine to enter into the Merger Agreement, certain of Nivalis’ stockholders have entered into support agreements with Alpine pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Nivalis, to vote all of his, her or its shares of Nivalis’ common stock in favor of approval of the Merger Agreement, the approval of the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock, the adoption of an amendment to amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split, the adoption of an amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Name Change, the approval of any proposal to adjourn or postpone the Nivalis special meeting to a later date, if there are not sufficient votes to approve the proposals for the merger and the issuance of Nivalis’ common stock in the merger pursuant to the Merger Agreement on the date on which Nivalis special meeting is held, and any other proposal included in proxy statement, which is part of this proxy statement/prospectus/information statement, in connection with, or related to, the consummation of the merger for which Nivalis’ board of directors has recommended that Nivalis’ stockholders vote in favor, and against any acquisition proposal. These stockholders of Nivalis have also granted Alpine an irrevocable proxy to vote their respective shares in accordance with the support agreements. Nivalis’ stockholders may vote their shares of Nivalis’ common stock on all other matters not referred to in such proxy.

The parties to the support agreements with Alpine are:

•	The Estate of Arnold S. Snider, III

•	Deerfield Special Situations Fund, L.P.

•	Deerfield Private Design Fund, L.P.

•	Deerfield Private Design International, L.P.

•	Deerfield Private Design Fund II., L.P.

•	Deerfield Private Design International II, L.P.

•	R. Michael Carruthers

•	Robert Conway

•	Howard Furst, M.D.

•	Evan Loh, M.D.

•	John Moore

•	Paul Sekhri

•	Cynthia Smith

•	Janice Troha

As of April 18, 2017, the stockholders of Nivalis that are party to a support agreement owned an aggregate of 5,367,209 shares of Nivalis’ common stock representing approximately 34% of the outstanding shares of Nivalis’ common stock. These stockholders include Nivalis’ executive officers and directors and certain other stockholders of Nivalis holding a significant portion of Nivalis’ outstanding common stock.

Under these support agreements, subject to certain exceptions, such stockholders also have agreed not to sell or transfer their shares of Nivalis’ common stock and securities held by them until the earlier of the termination of the Merger Agreement or the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Nivalis’ common stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement, subject to certain further exceptions with respect to certain stockholders of Nivalis.

Lock-up Agreements

As a condition to the closing of the merger, certain stockholders of each of Nivalis and Alpine and their affiliates, each as listed below, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, engage in swap or similar transactions with respect to, or make any demand for or exercise any right with respect to, any shares of Nivalis’ common stock or any security convertible into or exercisable or exchangeable for Nivalis’ common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, during the period commencing at the Effective Time and continuing until the date that is 180 days from the Effective Time.

As of April 18, 2017, Nivalis’ stockholders who have committed to execute lock-up agreements beneficially owned in the aggregate approximately 24% of the outstanding common stock of Nivalis.

Alpine’s stockholders who have committed to execute lock-up agreements as of April 18, 2017 beneficially owned in the aggregate approximately 94% of the outstanding shares of Alpine’s capital stock on an as if converted into common stock basis.

MATTERS BEING SUBMITTED TO A VOTE OF NIVALIS’ STOCKHOLDERS

Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger

At the Nivalis special meeting, Nivalis’ stockholders will be asked to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Nivalis’ common stock to Alpine’s stockholders pursuant to the Merger Agreement. Immediately following the merger, it is expected that Alpine’s current stockholders, warrantholders and optionholders will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis, with current Nivalis’ stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Nivalis’ common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

The affirmative vote of the holders of a majority of the shares of Nivalis’ common stock having voting power present in person or represented by proxy at the Nivalis special meeting is required for approval of Proposal No. 1.

NIVALIS’ BOARD OF DIRECTORS RECOMMENDS THAT NIVALIS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE ISSUANCE OF NIVALIS’ COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Proposal No. 2: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Nivalis Effecting the Nivalis Reverse Stock Split

General

At the Nivalis special meeting, Nivalis’ stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split, or the split effective time, the issued shares of Nivalis’ common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a stockholder of Nivalis will own one new share of Nivalis’ common stock for each four shares of issued common stock held by that stockholder immediately prior to the split effective time.

If Proposal No. 2 is approved, the Nivalis Reverse Stock Split would become effective in connection with the closing of the merger. Nivalis’ board of directors may effect only one reverse stock split in connection with this Proposal No. 2. Nivalis’ board of directors’ decision will be based on a number of factors, including market conditions, existing and expected trading prices for Nivalis’ common stock and the listing requirements of NASDAQ.

The form of the amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Reverse Stock Split, as more fully described below, will effect the Nivalis Reverse Stock Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Nivalis’ common stock or preferred stock.

Purpose

Nivalis’ board of directors approved the proposal approving the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split for the following reasons:

•	Nivalis’ board of directors believes effecting the Nivalis Reverse Stock Split may be an effective means of avoiding a delisting of Nivalis’ common stock from NASDAQ in the future;

•	Nivalis’ board of directors believes that the Nivalis Reverse Stock Split will result in a number of authorized but unissued shares of Nivalis’ common stock sufficient for the issuance of shares of Nivalis’ common stock to Alpine’s stockholders pursuant to the Merger Agreement; and

•	Nivalis’ board of directors believes a higher stock price may help generate investor interest in Nivalis and help Nivalis attract and retain employees.

If the Nivalis Reverse Stock Split successfully increases the per share price of Nivalis’ common stock, Nivalis’ board of directors believes this increase may increase trading volume in Nivalis’ common stock and facilitate future financings by Nivalis.

NASDAQ Requirements for Listing on NASDAQ

Nivalis’ common stock is quoted on NASDAQ under the symbol “NVLS.” Nivalis intends to file an initial listing application with NASDAQ to seek listing on NASDAQ upon the closing of the merger.

According to NASDAQ rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing. Accordingly, the listing standards of NASDAQ will require Nivalis to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the Nivalis Reverse Stock Split may be necessary in order to consummate the merger.

One of the effects of the Nivalis Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Nivalis’ management being able to issue more shares without further stockholder approval. For example, before the Nivalis Reverse Stock Split, Nivalis’ authorized but unissued shares immediately prior to the closing of the merger would be approximately 184.3 million compared to shares issued of approximately 15.7 million. If Nivalis effects the Nivalis Reverse Stock Split using a 1:4 ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately 196.1 million compared to shares issued of approximately 3.9 million. Nivalis currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Nivalis warrants and employee stock options from time to time as these warrants and options are exercised. The Nivalis Reverse Stock Split will not affect the number of authorized shares of Nivalis’ common stock which will continue to be authorized pursuant to the certificate of incorporation of Nivalis.

Potential Increased Investor Interest

On May 18, 2017, Nivalis’ common stock closed at $2.31 per share. An investment in Nivalis’ common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, Nivalis’ board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Nivalis Reverse Stock Split, including that the Nivalis Reverse Stock Split may not result in an increase in the per share price of Nivalis’ common stock.

Nivalis cannot predict whether the Nivalis Reverse Stock Split will increase the market price for Nivalis’ common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the market price per share of Nivalis’ common stock after the Nivalis Reverse Stock Split will rise in proportion to the reduction in the number of shares of Nivalis’ common stock outstanding before the Nivalis Reverse Stock Split;

•	the Nivalis Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Nivalis Reverse Stock Split will result in a per share price that will increase the ability of Nivalis to attract and retain employees; or

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ Stock Market LLC for continued listing, or that Nivalis will otherwise meet the requirements of NASDAQ Stock Market LLC for inclusion for trading on NASDAQ, including the $4.00 minimum bid price upon the closing of the merger.

The market price of Nivalis’ common stock will also be based on performance of Nivalis and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Nivalis’ common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Nivalis may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Nivalis’ common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split is set forth in Annex D to this proxy statement/prospectus/information statement.

The Nivalis Reverse Stock Split will be effected simultaneously for all outstanding shares of Nivalis’ common stock. The Nivalis Reverse Stock Split will affect all of Nivalis’ stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Nivalis, except to the extent that the Nivalis Reverse Stock Split results in any of Nivalis’ stockholders owning a fractional share. Shares of Nivalis’ common stock issued pursuant to the Nivalis Reverse Stock Split will remain fully paid and nonassessable. The Nivalis Reverse Stock Split does not affect the total proportionate ownership of Nivalis following the merger. The Nivalis Reverse Stock Split will not affect Nivalis continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Procedure for Effecting the Nivalis Reverse Stock Split and Exchange of Stock Certificates

If Nivalis’ stockholders approve the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split, and if Nivalis’ board of directors still believes that a reverse stock split is in the best interests of Nivalis and its stockholders, Nivalis will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as Nivalis’ board of directors has determined to be the appropriate split effective time. Nivalis’ board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, Nivalis’ stockholders will be notified that the Nivalis Reverse Stock Split has been effected. Nivalis expects that the Nivalis transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Nivalis. In the event that the Nivalis Name Change under Proposal No. 3 is approved by Nivalis’ stockholders, the certificates reflecting the post-split shares will also reflect the Nivalis Name Change. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Nivalis Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on NASDAQ on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split, stockholders will be approving the combination of four shares of Nivalis’ common stock into one share of Nivalis’ common stock.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Nivalis is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Nivalis or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Nivalis’ board of directors or contemplating a tender offer or other transaction for the combination of Nivalis with another company, the Nivalis Reverse Stock Split proposal is not being proposed in response to any effort of which Nivalis is aware to accumulate shares of Nivalis’ common stock or obtain control of Nivalis, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to Nivalis’ board of directors and stockholders. Other than the proposals being submitted to Nivalis’ stockholders for their consideration at the Nivalis special meeting, Nivalis’ board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Nivalis. For more information, please see the section entitled “Risk Factors—Risks Related to the Common Stock of Nivalis”, and “Description of Nivalis’ Capital Stock—Anti-Takeover Effects of Provisions of Nivalis Charter Documents” and “—Anti-Takeover Effects of Delaware Law.”

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of Nivalis common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Nivalis common stock. We have not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the reverse stock split.

This discussion is limited to holders who hold their Nivalis common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Nivalis stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Nivalis common stock that are subject to special rules, including, without limitation:

•	persons who are not U.S. Holders (as defined below);

•	persons subject to the alternative minimum tax;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding Nivalis common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Nivalis common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Nivalis common stock pursuant to the exercise of any employee stock options or otherwise as compensation; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Nivalis common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Nivalis common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Nivalis common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split.

HOLDERS OF NIVALIS COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder of Nivalis common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Nivalis common stock, as discussed below. A U.S. Holder’s aggregate tax basis in the shares of Nivalis common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Nivalis common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Nivalis common stock), and such U.S. Holder’s holding period in the shares of Nivalis common stock received should include the holding period in the shares of Nivalis common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Nivalis common stock surrendered to the shares of Nivalis common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Nivalis common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder of Nivalis common stock that receives cash in lieu of a fractional share of Nivalis common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Nivalis common stock surrendered that is allocated to such fractional share of Nivalis common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Nivalis common stock surrendered exceeded one year at the effective time of the reverse stock split.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Nivalis common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Nivalis common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Nivalis common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Vote Required; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Nivalis’ common stock having voting power outstanding on the record date for the Nivalis special meeting is required to approve the amendment to the amended and restated certificate of incorporation of Nivalis effecting the Nivalis Reverse Stock Split.

NIVALIS’ BOARD OF DIRECTORS RECOMMENDS THAT NIVALIS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NIVALIS EFFECTING THE NIVALIS REVERSE STOCK SPLIT.

Proposal No. 3: Approval of Nivalis Name Change

At the Nivalis special meeting, Nivalis’ stockholders will be asked to approve the amendment to the amended and restated certificate of incorporation of Nivalis to effect the Nivalis Name Change. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Alpine’s products and programs following the consummation of the merger. Nivalis’ management believes that the current name will no longer accurately reflect the business of Nivalis and the mission of Nivalis subsequent to the consummation of the merger.

The affirmative vote of holders of a majority of the shares of Nivalis’ common stock having voting power outstanding on the record date for the Nivalis special meeting is required to approve the amendment to the amended and restated certificate of incorporation to effect the Nivalis Name Change.

NIVALIS’ BOARD OF DIRECTORS RECOMMENDS THAT NIVALIS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE NIVALIS NAME CHANGE.

Proposal No. 4: Approval of Possible Adjournment of the Nivalis special meeting

If Nivalis fails to receive a sufficient number of votes to approve Proposal Nos. 1 or 2, Nivalis may propose to adjourn the Nivalis special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2. Nivalis currently does not intend to propose adjournment at the Nivalis special meeting if there are sufficient votes to approve Proposal Nos. 1 or 2. The affirmative vote of the holders of a majority of the shares of Nivalis’ common stock having voting power present in person or represented by proxy at the Nivalis Special Meeting is required to approve the adjournment of the Nivalis Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2.

NIVALIS’ BOARD OF DIRECTORS RECOMMENDS THAT NIVALIS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 OR 2. EACH OF PROPOSAL 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

NIVALIS BUSINESS

Overview

Nivalis is a pharmaceutical company that has historically been focused on the discovery and development of product candidates for patients with cystic fibrosis (“CF”). Nivalis’ GSNOR inhibitors selectively target an enzyme known as S-nitrosoglutathione reductase, which it refers to as GSNOR. GSNOR regulates levels of an endogenous protein known as S-nitrosoglutathione or GSNO. Depleted levels of GSNO have been associated with CF, asthma, inflammatory bowel diseases and certain cardiovascular diseases. GSNO modifies the function of certain CFTR chaperone proteins, and thereby improves the stability of F508del-CFTR. Nivalis’ preclinical studies have previously shown that its lead product candidate, cavosonstat, is a selective and reversible inhibitor of GSNOR, that GSNOR inhibition increased GSNO levels, and that the stabilizing effect of cavosonstat significantly increased and prolonged CFTR activity when added to other CFTR modulators. The goal of Nivalis’ CFTR stabilizing therapy was, therefore, to increase and prolong CFTR activity through GSNOR inhibition when cavosonstat was administered along with other CFTR modulators, thereby increasing chloride transport. In other models of inflammatory lung and bowel disease, cavosonstat also demonstrated positive anti-inflammatory effects.

In November 2016, Nivalis announced that a Phase 2 clinical trial of cavosonstat had failed to achieve its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction. The clinical trial was conducted in 138 adult CF patients with two copies of the F508del-CFTR mutation who were being treated with lumacaftor/ivacaftor or Orkambi and was designed to assess the efficacy and safety of cavosonstat in a triple therapy with lumacaftor/ivacaftor or Orkambi. In February 2017, Nivalis announced that a second Phase 2 clinical trial of cavosonstat in 19 adult CF patients with one copy of the F508del-CFTR mutation and a second gating mutation had also failed to achieve its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction.

Following the failure of Nivalis’ first and larger Phase 2 clinical trial in CF patients, Nivalis announced on January 3, 2017, the initiation of a process to explore and review a range of strategic alternatives focused on maximizing stockholder value from its clinical assets and cash resources and its intent to streamline its operations in order to conserve capital. As part of this process, Nivalis engaged Ladenburg in January 2017, to act as Nivalis’ financial advisor in its investigation and evaluation of various strategic alternatives and appointed a Special Committee of Nivalis’ board of directors to investigate and evaluate strategic alternatives. Nivalis’ board of directors also approved a workforce reduction that took place between January 15 and March 31, 2017, affecting a total of 25 employees, including Nivalis’ former President and Chief Executive Officer, and its former Chief Medical Officer, each of whose employment was terminated effective January 15, 2017. Nivalis currently has five employees, including R. Michael Carruthers, its Interim President and Chief Financial Officer, and Janice Troha, its Chief Operating Officer. Nivalis has completed all activity and reporting obligations regarding its clinical trials and ceased all research and development activities. Nivalis currently does not have any drugs that are commercially available and none of its drug candidates have obtained the approval of the U.S. Food and Drug Administration (“FDA”), or any similar foreign regulatory authority.

After conducting a diligent and extensive process of evaluating strategic alternatives for Nivalis and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the receipt of more than 80 non-binding proposals from interested parties and careful evaluation and consideration of those proposals, and following extensive negotiation with Alpine, on April 18, 2017, Nivalis, Merger Sub and Alpine entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the merger. If the merger is completed, the business of Nivalis will become the business of Alpine as described on page 169 under the caption “Alpine Business.” If the merger is not completed, Nivalis will reconsider its strategic alternatives and may pursue one of the following courses of action, which Nivalis currently believes are the most likely alternatives if the merger with Alpine is not completed:

•	Pursue another strategic transaction similar to the merger. Nivalis may resume its process of evaluating other companies interested in pursuing a strategic transaction with Nivalis and, if a candidate is identified, focus its attention on negotiating and completing such a transaction with such candidate.

•	Dissolve and liquidate its assets. If Nivalis is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, Nivalis may dissolve and liquidate its assets. In the event of dissolution, Nivalis would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. If Nivalis dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to Nivalis’ stockholders after paying Nivalis’ debts and other obligations and setting aside funds for its reserves.

GSNOR Inhibitor Portfolio

Based on years of focused research in the GSNOR area, and notwithstanding the failure of cavosonstat to achieve the primary endpoint within a Phase 2 trial in CF, Nivalis continues to believe that compounds that interact specifically with the GSNOR enzyme may have the potential to achieve positive medical effects by modulating its activity in the body. GSNOR regulates levels of GSNO. Depleted levels of GSNO have been associated with CF, asthma, inflammatory bowel diseases and certain cardiovascular diseases. Cavosonstat and other GSNOR inhibitor drug candidates in Nivalis’ portfolio may have benefit in other clinical indications, such as inflammatory lung and bowel diseases, and certain cardiovascular diseases. Cavosonstat is the furthest advanced in development of the product candidates in Nivalis’ portfolio. In addition to the clinical safety profile, chronic toxicology testing for six months in rats and nine months in dogs has also been completed for cavosonstat, along with a six-month carcinogenicity trial in RASh transgenic mice.

Nivalis has built a patent portfolio covering the structure or therapeutic use of small molecules designed to selectively inhibit GSNOR activity. Nivalis owns exclusive rights to cavosonstat in the U.S. and all other major markets, including U.S. composition of matter patent protection until at least 2031. Nivalis does not have current plans to continue development of any of its GSNOR inhibitor drugs itself.

Nivalis’ Business Strategy

Nivalis’ strategy is currently focused on completing the merger with Alpine and taking measures to conserve its existing assets to maximize stockholder value from its GSNOR inhibitor portfolio and cash resources. As part of these efforts, Nivalis has completed a workforce reduction and ceased its research and development activities to reduce overall cash burn and facilitate the pursuit and completion of a strategic transaction.

Clinical Development of Cavosonstat to Date

Nivalis filed an investigational new drug application (“IND”), for the commencement of clinical trials of cavosonstat with the FDA on December 30, 2013. To date, Nivalis has completed dose escalation and drug-drug interaction trials in healthy subjects, a pharmacokinetic trial in CF patients, a Phase 1b clinical trial that assessed safety and tolerability in CF patients who were homozygous for F508del, a Phase 2 clinical trial to assess efficacy and safety in that same patient population, and a Phase 2 trial in CF patients who were heterozygous for F508del-CFTR and a second gating mutation. The latter Phase 2 trial was completed in the first quarter of 2017. Cavosonstat was well-tolerated in those trials with no dose-limiting safety findings when administered up to 800 mg twice daily in healthy subjects and 400 mg twice daily in CF patients. Nivalis has completed two Phase 2 and five Phase 1 studies of cavosonstat as further described below. Cavosonstat has exhibited linear plasma level exposures with increases in dose resulting in proportional increases in both maximum plasma levels (“ Cmax”) and area under the curve (“AUC”), for plasma concentration versus time in healthy subjects and CF patients. There has been no significant systemic drug accumulation detected following up to 12 weeks of administration. To date, there have been no significant human safety issues detected nor have there been any dose-limiting toxicities observed, and the accumulated preclinical and clinical safety data provide support for the continued study of cavosonstat in other potential indications.

In 2015, Nivalis completed a Phase 1b clinical trial to evaluate the safety and tolerability of cavosonstat in adult CF patients homozygous for F508del. This trial met its stated objectives by demonstrating no dose-limiting toxicities of cavosonstat and informing dose selection for Nivalis’ Phase 2 clinical trial. The Phase 1b trial was a randomized, double-blind, placebo-controlled, parallel group trial with three doses of cavosonstat, at 50 mg, 100 mg and 200 mg, administered twice daily. These doses and a placebo were administered over 28 days in a total of 51 patients. The independent data safety monitoring board concluded that there were no dose-limiting toxicities observed with cavosonstat. Nivalis reported the top line results from this trial in September 2015 and presented the results at the North American Cystic Fibrosis Conference in October 2015. The data showed a trend toward a reduction in sweat chloride at the highest dose tested which was statistically significant using a within group comparison. The lack of dose-limiting toxicity and a potential sweat chloride signal supported the inclusion of a higher dose in the Phase 2 trials.

Nivalis’ first clinical trial of cavosonstat was a Phase 1, multiple ascending dose, safety and pharmacokinetic trial in healthy subjects. Cavosonstat was well tolerated with no dose-limiting toxicities noted up to 500 mg per day. In this trial, four cohorts each with six healthy subjects received 14-day dosing at 10 mg, 50 mg, 250 mg and 500 mg per day and two cohorts each with six healthy subjects received single doses of 50 mg and 250 mg.

Nivalis’ second Phase 1 trial of cavosonstat was an open-label trial to assess pharmacokinetics in CF patients homozygous for the F508del mutation. Six CF patients were dosed with 50 mg of cavosonstat twice daily for 14 days. The AUC in the CF patients was 97% of that in healthy subjects from Nivalis’ first Phase 1 trial. The trial showed that no dosing adjustments would be required for CF patients.

Nivalis’ third Phase 1 trial was the trial described above in F508del homozygous patients.

Nivalis’ fourth Phase 1 trial was a drug-drug interaction study using Rifampin as a surrogate for lumacaftor/ivacaftor because of its similar drug metabolizing properties. The drug-drug interaction trial was conducted in preparation for dose selection for Phase 2 and no adjustment of the cavosonstat dose was required on the basis of the results of this trial.

Nivalis’ fifth Phase 1 trial was designed to assess the maximum tolerated dose of cavosonstat in order to provide dosing flexibility should the Phase 2 trial have suggested that a higher dose was warranted. A total of 32 healthy subjects were included and the maximum dose tested was 800mg twice daily. No significant dose-limiting toxicities were observed in the trial.

In late 2016, Nivalis completed the Phase 2 clinical trial of cavosonstat in 138 CF patients who had two copies of the F508del mutation and were receiving treatment with Orkambi. This three arm, double-blind, randomized, placebo-controlled, parallel group study evaluated the efficacy and safety of two doses of cavosonstat administered with Orkambi, compared to placebo administered with Orkambi. The primary endpoint of the study was the change from baseline to week 12 in absolute percent predicted forced expiratory volume in one second or ppFEV1 from baseline to week 12. Statistical significance within each active dose group and for each dose group compared to placebo was not achieved for the primary and key secondary endpoints.

In the first quarter of 2017, Nivalis completed a Phase 2, proof-of-concept study to further evaluate the effect of cavosonstat in patients who have one copy of the F508del-CFTR mutation and a second mutation that results in a gating defect in the CFTR protein. The study was designed to evaluate the efficacy and safety of cavosonstat in adult patients who have these mutations and who were being treated with Kalydeco™. Nineteen adult CF patients were enrolled, 15 on cavosonstat and 4 on placebo. There were no dose-limiting toxicities and cavosonstat was well tolerated in the trial. Cavosonstat, when added to Kalydeco therapy. The trial, however, did not demonstrate benefit in absolute change in percent predicted FEV1, the trial’s primary endpoint, or in sweat chloride reduction at 8 weeks.

Preclinical Safety Studies

Nivalis had previously conducted repeat oral-dose, 28- and 90-day toxicity studies of cavosonstat in mice, rats and dogs in support of up to 12 weeks of treatment in Phase 2 clinical trials. In 2016, Nivalis also completed chronic toxicity studies of six months’ duration in rats and nine months’ duration in dogs. These species are routinely selected for toxicology testing and were deemed appropriate for small molecule inhibitors of GSNOR. All three species exhibited toxicities that were generally mild and occurred at higher exposures than intended in humans. The toxicology data generated thus far suggest the kidney, liver and possibly bone marrow may be target organs. Completion of the chronic toxicity studies provides support for human clinical trials of long-term duration. Additionally, a carcinogenicity study of six months duration was completed in transgenic mice and cavosonstat showed no carcinogenic effects of cavosonstat.

Other GSNOR Inhibitors

Nivalis’ operations have focused on discovery and development of its portfolio of GSNOR inhibitors, including cavosonstat and N6022. N6022 was the first product candidate to emerge from Nivalis’ GSNOR inhibitor portfolio, and was optimized for inhaled delivery with low oral bioavailability. Nivalis advanced N6022 into the clinic in an intravenous formulation to explore safety, tolerability and pharmacological attributes of this novel class of compounds. N6022 paved the way for cavosonstat by establishing initial safety of the class in healthy subjects and patients with CF. In order to provide translational evidence of GSNOR’s role in lung disease, Nivalis initially explored the effects of N6022 in patients with mild asthma. N6022 demonstrated a significant effect on the airways, as measured by airway hyper-reactivity thus confirming the beneficial effects of N6022 observed in Nivalis’ preclinical studies of asthma. Because an oral dosage form is preferable in CF, a systemic disease that is not confined to the lung, Nivalis elected to discontinue further development of N6022 in the chronic management of CF. Currently, Nivalis does not plan to pursue development of N6022 in an inhaled or intravenous dosage form for other potential indications.

Nivalis’ GSNOR inhibitor portfolio includes other compounds with differing chemical structures and properties suitable for oral, inhaled, injectable and topical administration. Although Nivalis is not pursuing further development itself, preclinical evidence supports a potential role for these compounds in indications such as inflammatory lung and bowel diseases and certain cardiovascular disorders.

Manufacturing and Supply

Nivalis does not currently own or operate manufacturing facilities for the production of drug substance or drug product. Nivalis has terminated its existing contracts for the production of cavosonstat and has established contracts for the storage of existing supplies of drug substance and drug product, and for destruction of those supplies should that be required.

Competition

Nivalis has no current plans to further develop or commercialize its portfolio of GSNOR inhibitors. However, to the extent a potential strategic transaction results in the further development of the candidates in its portfolio, potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Key competitive factors are likely to be efficacy, safety and tolerability profile, convenience of dosing, price and reimbursement. Many of these potential competitors have substantial financial, technical and human resources and significant experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Further, mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors. Accordingly, competitors may be more successful in obtaining FDA approval for therapies and achieving widespread market acceptance. Competitors’ products may also be more effective, or more effectively marketed and sold, than any product candidate that may be commercialized and may render Nivalis’ therapies obsolete or non-competitive before development and commercialization expenses can be recovered.

Intellectual Property

Nivalis believes that it has a strong patent portfolio and substantial know-how relating to cavosonstat and Nivalis’ other product candidates. Nivalis’ patent portfolio, described more fully below, includes claims directed to CFTR modulator compounds, pharmaceutical compositions comprising such compounds and methods of making and using the same. As of March 31, 2017, Nivalis is the owner of record of 32 issued U.S. patents and 216 issued non-U.S. patents. Nivalis continues to pursue an additional nine U.S. patent applications, including two provisional U.S. applications, five international patent applications, and 28 non-U.S. patent applications in over ten foreign countries. Nivalis is the licensee of four issued U.S. patents and seven issued non-U.S. patents.

Nivalis strives to protect the proprietary technology that Nivalis believes is important to its business, including its product candidates and processes, and will continue to devote resources to do so through the closing of the merger. Nivalis has sought patent protection in the U.S. and internationally for its products, their methods of use and processes of manufacture and any other technology to which Nivalis has rights, where available and when appropriate. Nivalis also relies on trade secrets that may be important to the development of its business.

Nivalis cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications Nivalis may own or license in the future, nor can Nivalis be sure that any of its existing patents will be useful in protecting Nivalis’ technology.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Nivalis has filed, the patent term is 20 years from the date of filing the non-provisional priority application. In the U.S., a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

The term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

The patent portfolios for Nivalis’ proprietary technology and Nivalis’ two most advanced product candidates are summarized below.

Cavosonstat (N91115)

The patent portfolio for cavosonstat includes wholly owned patents and patent applications directed to GSNOR inhibitors, including cavosonstat and other compounds, pharmaceutical compositions comprising such compounds, methods of making such pharmaceutical compositions and methods of using such compounds and pharmaceutical compositions. Specific for Nivalis’ cavosonstat product candidate, Nivalis has six issued U.S. patents, pending U.S. patent applications, and corresponding foreign national or regional counterpart issued patents and/or patent applications pending in Europe, Japan and other countries. Nivalis’ U.S. patents are expected to expire in 2031, excluding any additional term that may be available due to a patent term extension. Patents, if issued, based on pending U.S. and foreign patent applications are expected to expire in 2031, excluding any additional term that may be available due to patent term adjustments or patent term extensions. Nivalis also has a pending international application directed to combination therapies. Patents, if issued, based on this pending international patent application, are expected to expire in 2035, excluding any additional term that may be available due to patent term adjustments or patent term extensions. Nivalis has four additional pending international patent applications directed to various cavosonstat related inventions. Patents, if issued, based on these pending international patent applications, are expected to expire in 2036, excluding any additional term that may be available due to patent term adjustments or patent term extensions. Nivalis also has two pending U.S. provisional patent applications directed to various cavosonstat related inventions. Patents, if issued, based on future patent applications filed claiming priority to these pending U.S. provisional patent applications, are expected to expire in 2037, excluding any additional term that may be available due to patent term adjustments or patent term extensions.

N6022

The patent portfolio for N6022 includes wholly owned patents and patent applications directed to GSNOR inhibitors, including N6022 and other compounds, pharmaceutical compositions comprising such compounds, methods of making such pharmaceutical compositions and methods of using such compounds and pharmaceutical compositions. Specific for Nivalis’ N6022 product candidate, Nivalis has six issued U.S. patents, pending U.S. patent applications and corresponding foreign national or regional counterpart issued patents and/or patent applications pending in Europe, Japan, and other foreign countries. The six issued U.S. patents are expected to expire in 2029, excluding any additional term that may be available due to patent term extension. Patents, if issued, based on pending U.S. and foreign patent applications are expected to expire in 2029 excluding any additional term that may be available due to patent term adjustments or extensions.

Trade Secrets

In addition to patents, Nivalis relies on trade secrets and know-how to protect its proprietary technology and processes. Trade secrets and know-how can be difficult to protect. Nivalis seeks to protect its proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect Nivalis’ proprietary information and, in the case of the invention assignment agreements, to grant Nivalis ownership of technologies that are developed through a relationship with a third party. Nivalis also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Nivalis has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Nivalis may not have adequate remedies for any breach. In addition, Nivalis’ trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Nivalis’ contractors use intellectual property owned by others in their work for Nivalis, disputes may arise as to the rights in related or resulting know-how and inventions.

Regulatory Matters

Government authorities in the U.S. at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of new drugs.

A number of different regulatory agencies may be involved, depending on the product at issue, and the type and stage of activity. These include the FDA, the Drug Enforcement Administration, the Centers for Medicare and Medicaid Services, other federal agencies, state boards of pharmacy, state controlled substance agencies and more.

U.S. Government Regulation

Drug Development Process

In the U.S., the FDA is a primary regulator of drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. The process of obtaining regulatory approvals and other compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable requirements at any time during the drug development process, approval process, or after approval, may subject Nivalis to adverse consequences and administrative or judicial sanctions, any of which could have a material adverse effect on Nivalis. These sanctions could include refusal to approve pending applications; withdrawal or restriction of an approval; imposition of a clinical hold or other limitation on research; warning letters; product seizures; total or partial suspension of development, production, or distribution; or injunctions, fines, disgorgement, or civil or criminal payments or penalties.

The process required before a drug may be marketed in the U.S. generally involves the following:

•	completion of preclinical laboratory tests, animal trials and formulation trials conducted according to Good Laboratory Practices, animal welfare laws and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before clinical trials (trials in human subjects) in the U.S. may begin, obtaining similar authorizations in other jurisdictions where clinical research will be conducted and maintaining these authorizations on a continuing basis throughout the time that trials are performed and new data are collected;

•	performance of adequate and well-controlled clinical trials according to Good Clinical Practices to demonstrate whether a proposed drug is safe and effective for its intended use;

•	preparation and submission to the FDA of a marketing authorization application, such as a new drug application (“NDA”), and submitting similar marketing authorization applications in other jurisdictions where commercialization will be pursued;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product will be produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or other marketing authorization application.

The development, testing and approval process requires substantial time, effort and financial resources, as well as bearing inherent risk that individual products will not exhibit relevant safety, effectiveness, or quality characteristics. Nivalis cannot be certain that any approvals for its product candidates will be granted on a timely basis, or with the specific terms that Nivalis desires, if at all.

Foreign Regulation

In addition to regulations in the U.S., Nivalis is subject to a variety of foreign regulations governing clinical trials, and governing any future distribution and commercial sales, if any, of Nivalis’ products. Whether or not FDA approval is obtained for a drug candidate, the comparable regulatory authorities of foreign countries or economic areas, such as the European Union, must approve commencement of clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders, or diabetes and optional for those medicines that are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for approval by one or more “concerned” member states based on an assessment of an application performed by one-member state, known as the “reference” member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether or not to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Employees

As of the date of this filing, Nivalis has five full-time employees. None of Nivalis’ employees are represented by a labor union or covered by a collective bargaining agreements.

Facilities

Nivalis’ corporate headquarters was located in Boulder, Colorado, where it leased approximately 15,000 square feet of office and laboratory space. In order to preserve its cash resources as a result of its shift in strategic focus to pursue a strategic transaction, Nivalis exercised its right to terminate the lease for this space and paid the required termination fee. The lease terminated effective April 30, 2017.

Legal Proceedings

Nivalis is currently not party to any legal proceedings.

ALPINE BUSINESS

Overview

Alpine is focused on discovering and developing innovative, protein-based immunotherapies targeting the immune synapse to treat cancer, inflammatory disorders, and other diseases. Alpine’s proprietary scientific platform uses a process known as directed evolution to create therapeutics potentially capable of modulating human immune system proteins.

In Alpine’s pre-clinical studies, its platform has proven capable of identifying novel molecules, including single domains capable of modulating multiple targets. Alpine believes therapeutics generated by its platform have the potential to provide benefit in a broad range of immune system disorders. Alpine has chosen to focus its initial efforts in select areas with unmet medical needs in oncology and inflammatory disease.

The human immune system is a complex system evolved to protect humans from external infections and harmful mutations of internal cells. The Immunoglobulin Superfamily (abbreviated “IgSF”) is the name given to the largest family of adhesion, costimulatory (activating), and inhibitory (blocking) proteins found on the surface of immunological, neurological, and other human cell types. Alpine’s scientific approach and platform are based upon IgSF protein units (referred to as “domains”). Alpine believes this protein family is particularly valuable compared to protein-based therapeutics such as antibodies because many IgSF proteins evolved to bind multiple binding partners (counterstructures).

Alpine’s scientific and venture capital founders have significant industry experience developing therapies targeting the immune system. They started Alpine with the idea native IgSF proteins could be engineered to potentially become the active component of therapeutics for cancer, inflammatory conditions, and infectious diseases. Alpine’s scientists build upon the complexity of native IgSF domains and their ability to form and operate within the immune synapse, engineering innovative new properties to create what Alpine believes will be effective new therapies.

The scientific discoveries resulting from Alpine’s pre-clinical studies have become Alpine’s vIgD platform and Alpine believes the vIgD platform represents a novel approach to targeting the immune system. Alpine’s scientists create vIgDs through directed evolution—an iterative scientific engineering process purposefully conducted to “evolve” a protein towards a particular therapeutic function. The potential to create therapies capable of working within a formed synapse, forcing a synapse to occur, or preventing a synapse from occurring is an important, novel attribute of Alpine’s vIgD platform.

In cancer, the immune system is often suppressed by signals within the tumor microenvironment. Alpine’s vIgD technology seeks to activate the immune system by delivering an activating signal, blocking an inhibitory signal, or both. The potential of vIgDs to modulate multiple inhibitory and/or activating pathways simultaneously for the treatment of cancer is a powerful and novel attribute of Alpine’s vIgD platform.

In inflammatory conditions, the immune system has become overactive and mistakenly attacks healthy cells. Alpine’s vIgD technology is potentially capable of delivering an inhibitory signal, blocking an activating signal, or both—potentially diminishing the severity of inflammatory conditions.

Alpine’s vIgD platform creates a variety of molecules with broad potential applicability across diseases. vIgD molecules can be formatted in many different ways, including standard Fc fusion proteins, localized Fc fusion proteins, and monoclonal antibody fusion proteins as well as formulated as a TIP or as a Secreted Immunomodulatory Protein (“SIP™”). The ability to utilize different formats potentially broadens future applications of the vIgD platform in addition to potentially conferring useful therapeutic properties.

Alpine expects to request regulatory approval to begin human clinical trials of ALPN-101, Alpine’s dual ICOS/CD28 antagonist program, in the second-half of 2018. Alpine expects the target indications for the ALPN-101 program will be inflammatory disorders.

In addition to advancing programs internally, Alpine continues to seek partners who can bring therapeutic expertise, development, and commercialization capabilities and funding allowing Alpine to maximize the potential of its vIgD platform.

In October 2015, Alpine signed a research and license agreement with Kite granting Kite an exclusive license to two of Alpine’s TIP programs for use in Kite’s ECT programs. Alpine received $5.5 million in up-front cash and is eligible to receive up to $530.0 million in developmental, clinical, and regulatory milestone payments in addition to royalties on any products containing Alpine’s TIPs. In the collaboration, Alpine provides the TIPs and performs in vitro testing, while Kite is responsible for in vivo testing, manufacturing, clinical trials and commercialization of any resulting therapies.

Immunology Background

Alpine’s therapies are being evaluated for their potential to target immune system disorders. These include oncology (cancer), infectious disease, and inflammatory disease—although Alpine’s primary focus is inflammation and oncology. Based on preclinical data generated to date by Alpine, it believes vIgDs have the potential to provide therapeutic benefit in a broad range of immune system disorders. Alpine has chosen to focus its initial efforts on select therapeutic areas with unmet medical needs in oncology and inflammatory disease.

The human immune system is a complex system evolved to protect the host from external infection and harmful mutations of natural cells. At the most basic level, this system has evolved to detect antigens. Antigens are essentially anything causing the immune system to try and mount an immune response. Antigens vary from pathogens like a virus, mutated cells like those involved in causing cancer, or even otherwise healthy cells. In special situations such as transplanted organs or cells from a bone marrow transplant, the body sees antigens from these otherwise normal cells as “non-self”.

The immune system determines if an antigen is harmful, and then acts accordingly—activating to destroy cells displaying the target antigen or inhibiting the immune system from doing anything if the target antigen is judged not harmful. The immune system has a memory for antigens, so it can mount an activating or inhibitory response more quickly if a previously-seen antigen is encountered again.

The basic actors within the immune system are as follows:

•	Antigen presenting cells (“APCs”) responsible for gathering antigens and presenting them to the immune system.

•	T cells armed to destroy cells the immune system has decided are harmful—including pathogens, cancer cells, and transplanted cells.

•	B cells capable of recognizing foreign antigens and secreting antibodies to facilitate removal of the identified antigens.

•	Regulatory T cells and suppressive myeloid cells which inhibit the immune system from responding, preventing the immune system from attacking healthy cells.

Importantly, the APCs in the immune system gather antigens to determine whether they are harmful or not. If the antigens are judged harmful by the immune system, cytotoxic (effector) cells are activated to get rid of the harmful cells. If the antigens are judged not harmful by the immune system, regulatory cells inhibit the immune system to ensure no normal healthy cells are killed.

Activation and inhibition can be thought of like applying the gas or pressing the brake in an automobile. When viewed through the lens of activation (costimulation) and inhibition, Alpine’s scientists work to develop therapies seeking to do one of four things:

•	Deliver an activating signal (press on the gas) to get a stronger immune response

•	Block an inhibitory signal (release the brake) to get a stronger immune response

•	Deliver an inhibitory signal (press on the brake) to slow down an existing immune response

•	Block an activating signal (release the gas) to slow down an existing immune response

The above can also be expressed in more precise scientific terminology this way:

•	Agonize a costimulatory receptor to press on the gas

•	Antagonize an inhibitory receptor to release the brake

•	Agonize an inhibitory receptor to press on the brake

•	Antagonize a costimulatory receptor to release the gas

For infectious disease or cancer, patients need a stronger immune response so Alpine seeks to develop therapies delivering an activating signal, blocking an inhibitory signal, or both. If a patient has an inflammatory disease or has received a transplant, Alpine seeks to develop therapies delivering an inhibitory signal, blocking an activating signal, or both.

IgSF Proteins Defined

The Immunoglobulin Superfamily (abbreviated “IgSF”) is the name given to the largest family of adhesion, costimulatory (activating), and inhibitory proteins found on the surface of immunological, neurological, and other human cell types. Structurally predicted to number over 400 proteins, these cell surface and soluble molecules are broadly involved with recognition of antigens, assisting in the formation of the immune synapse, and performing costimulatory, co-inhibitory, and cytokine receptor signaling functions.

Figure 1 below shows several IgSF protein types ranging from a CD1 protein with a single “V” domain to the IgM protein which has a variety of “V” and “C” domains (referred to in scientific literature as “IgC” and “IgV” domains). This family of proteins underpin Alpine’s technology because Alpine’s scientific approach and platform are based upon IgSF domains, specifically Alpine’s focus on engineering these IgC and IgV domains for therapeutic benefit.

Figure 1

IgSF proteins like those in Figure 1 have evolved to play a primary role in the immune system of higher order species. This is reflected in the central components of the adaptive immune system—such as antibodies, MHC molecules, T cell receptors (“TCRs”), and B cell receptors—all being composed of IgSF domains. Other critical IgSF components of T cell responses include the TCR co-receptors, CD4 and CD8.

Current therapeutic advances in oncology block inhibitory IgSF domains such as PD-1 and CTLA-4. The next generation of these “checkpoint inhibitor” therapeutics target IgSF domains such as TIGIT, LAG-3, TIM-3, and BTLA. Critical costimulatory ligands of the B7 family are all IgSF proteins, as are their activating receptors CD28, ICOS, CD226, TMIGD2, and NKp30. IgSF domains participate in the most critical aspects of adaptive immunity. Figure 2 below shows a subset of the over 400 identified IgSF proteins and where they are typically found on tumor cells and immune system cells.

Figure 2

Figure 2 illustrates how some IgSFs appear on multiple cell types. For example, CD28 (and its counterstructures, CD80 and CD86) and ICOS (and its ligand binding partner or “counterstructure” ICOSL) show up on CD4 helper T cells, myeloid/myeloid-derived suppressor cells, CD4 TREG regulatory cells, and CD8 T cells. A vIgD targeting ICOS and CD28, to continue the example, could therefore potentially have activity across a number of these cell types.

Previous utilizations of IgSF domains as therapeutic products have been limited by the generally low affinities of native, unmodified IgSFs (also referred to as “wild-type” IgSFs) have for their various counterstructures. Alpine believes its expertise in protein engineering and immunological function enables novel therapeutic mechanisms of action not previously appreciated by the biopharmaceutical industry.

Specifically, Alpine scientists apply directed evolution via Alpine’s vIgD platform to strategically engineer single IgSF domains to potentially bind to multiple IgSF counterstructures. The ability to potentially bind multiple counterstructures with varying affinity has resulted in increased functional activity in Alpine’s early pre-clinical discovery work and potentially represents the discovery of novel biology by using Alpine’s vIgD platform.

While the IgSF family also includes antibodies and monoclonal antibodies are commonly used as therapeutics by the biotechnology industry, Alpine is interested instead in the native, non-antibody, IgSF proteins secreted or expressed on the surface of human cells. Alpine believes these members of the IgSF family are particularly valuable in terms of therapeutic potential compared to antibodies because IgSF proteins have often evolved to bind multiple counterstructures.

Even though Alpine’s non-antibody vIgDs possess novel functional activity not associated with antibody reagents, as related family members Alpine believes vIgDs will share many of the beneficial biochemical properties making antibodies attractive therapeutic molecules, such as stability, manufacturability, and flexible formatting—while retaining novel vIgD platform benefits and potentially enabling new opportunities to target human disease.

Immune Synapse Defined

The immune synapse is a temporary, dynamic interaction at the core of the immune system’s response to antigens. When the synapse is created between two cells (like an APC and a T cell, or a tumor cell and a T cell), adhesion molecules hold cell membranes in tight formation to enable sufficient antigen presentation and/or receptor signaling. When this exchange works well, the body is adequately defended against a wide range of pathologies—including cancer and infectious diseases. When the exchange malfunctions, harmful cells are not destroyed or normal/healthy cells are mistakenly attacked.

The immune synapse is very small and often exists for just minutes. While intact, cells forming the synapse exchange a wide variety of information. Environmental cues, ligand/receptor expression ratios, and specific receptor orientations come together in a dynamic fashion to determine whether a T cell is going to respond to a given antigen or recognize it as harmless. Importantly, IgSF proteins are the principal players in the immune synapse—another reason Alpine chose to focus on IgSF proteins.

Some of Alpine’s research is targeted to these critical moments of T cell activation where Alpine’s proprietary vIgD platform can be used to modulate the spatial arrangement and signaling of multiple targets in the immune synapse. Other research projects seek to develop Alpine’s ability to force synapses to occur, or prevent them from occurring, based upon the desired therapeutic outcome. This flexibility to work within a formed immune synapse, force an immune synapse to occur, or prevent an immune synapse from occurring is an important, novel attribute of Alpine’s vIgD platform.

Inflammatory Disease

Inflammatory diseases like Type I diabetes, systemic lupus erythematosus (“lupus”), graft versus host disease (“GvHD”), inflammatory myositis (for example, polymyositis and dermatomyositis), Sjögren’s syndrome, and inflammatory bowel disease are a result of the immune system targeting the body’s healthy tissues by mistake. There are more than 80 known types of inflammatory diseases, many of which are severely debilitating and/or life threatening. A related condition is when a transplant patient’s body attacks the newly transplanted organ or, in the case of stem cell transplants, the newly transplanted cells attack the patient’s body.

These are all immune system disorders caused by the immune system having too much activation and/or too little inhibition. Alpine’s therapeutic goal with inflammatory diseases is to press on the brake by delivering an inhibitory signal or release the gas by blocking an activating signal. Alpine believes one novel aspect of its vIgD platform is the potential ability to create a single vIgD-based therapeutic capable of doing both. Alpine does not currently have a therapeutic targeting inflammatory diseases in human clinical trials or on the market. However, based upon evidence from preclinical studies to date, Alpine believes its vIgD platform has the potential to produce therapeutics targeting inflammatory diseases.

Substantial progress has been made over the last decade in developing disease modifying therapies to slow or stop disease progression in multiple inflammatory indications. Inhibitors of the pro-inflammatory cytokine TNFa, as well as approved drugs like abatacept and belatacept, have led to disease reductions and improvements in quality of life for patients with a variety of inflammatory disorders including rheumatoid arthritis, psoriasis, ulcerative colitis, Crohn’s disease, and others. However, as discussed below, Alpine believes there remain significant unmet medical needs despite this scientific progress.

Two recent new drug approvals by the United States Food and Drug Administration (“FDA”) highlight developments of therapies towards disease-specific targets: Roche Holdings AG’s ocrelizumab for both relapsing remitting multiple sclerosis and primary progressive multiple sclerosis and Eli Lilly’s ixekizumab for plaque psoriasis. Due to the high cost of the biologic therapies ($15,000–$65,000+ per year) used to treat autoimmune disease and the relatively high prevalence rates (3%–9%), QuintilesIMS (formerly known as IMS Health) estimates specialty drug spending in the U.S. for 2015 totaled approximately $30 billion, more than doubling from 2011 as seen in Figure 3.

Figure 3

Challenges in Inflammatory Disease

Alpine believes there remains a large unmet need for improved efficacy in the treatment of inflammatory diseases. For example, in rheumatoid arthritis, where arguably the greatest advances in treating inflammatory disease have been made, patients frequently cycle through different biologic therapies and a recent meta-analysis found just over half of patients on anti-TNFa therapies achieved at least a twenty percent improvement in disease activity.1

The need for novel therapies is particularly acute for patients with chronic diseases such as lupus, for which only one new drug has been approved by the FDA in the last 50 years. Belimumab, a monoclonal antibody inhibiting B-cell activating factor, was approved in 2011 by the FDA despite concerns the therapy resulted only in modest improvement for lupus patients. Belimumab demonstrated a reduction in corticosteroid usage and an acceptable safety profile, but was not approved for use in severe active lupus nephritis or severe active central nervous system lupus. Despite its relatively modest efficacy, belimumab is forecast to generate peak sales of

[1]	Lloyd, et al, Rheumatology (Oxford), v 45 n 112, December 2010, pp 2313-21.

nearly $600 million (Source: Evaluate Ltd. 2017) suggesting meaningful demand for novel therapies for treating lupus.

Graft versus host disease (“GvHD”), with a mortality rate of 75% or more, is an inflammatory disease which has been particularly challenging for development of new therapies and where there exists a substantial unmet need. Over the last two decades, a multitude of therapies including stem cell transplant, IL-2 antagonists, antithymocyte globulin, anti-CD52, anti-TNF therapies, and others have been studied. Despite these efforts, there are no approved therapies for the treatment for GvHD. Roughly speaking, up to 50% of bone marrow transplant patients develop GvHD, or up to about 10,000 patients a year in the U.S.

IgSF proteins play meaningful roles in most inflammatory diseases. Modulating multiple specific IgSF targets could potentially help patients regardless of underlying pathology, potentially addressing these and other unmet patient needs.

How Alpine is Different

Alpine currently plans to develop therapeutics for inflammatory diseases by focusing on key activating and inhibitory IgSFs driving aberrant immune reactions. For these diseases, Alpine’s scientists plan on using the vIgD platform to potentially create therapies intended to affect the immune synapse (usually by preventing its formation) and/or interacting directly with the IgSF proteins causing immune system reactions to healthy tissues. Alpine does not currently have a therapeutic targeting inflammatory diseases in human clinical trials or on the market. However, based upon evidence from its preclinical studies to date, Alpine believes its vIgD platform has the potential to produce therapeutics targeting inflammatory diseases.

Although some signaling between cells occurs between singular ligand and receptor pairs, there are an increasing number of examples where signaling between cells involves multi-protein complexes consisting of three or more proteins recognized in cytokine, adhesion, inhibitory, and other signaling pathways. IgSF domains are exquisitely evolved for such complex interactions. IgSF domains such as CD80 have recently been demonstrated to have multiple counterstructures. Alpine has observed that some bind each other in a non-competitive fashion. For example, CD80 can bind CTLA-4 and PD-L1 at the same time. Alpine’s next-generation therapies target multi-protein complexes and could potentially facilitate transformative patient care by forcing complexes consisting of the desired protein combinations.

Alpine’s vIgD platform is flexible enough to be able to take combined approaches, like blocking costimulatory proteins ICOS and CD28. When formatted properly, the resulting domain could potentially work in the immune synapse—or potentially prevent an immune synapse from forming—thereby potentially simultaneously decreasing the activating signal and sparing the inhibitory signal, ideally reducing or eliminating symptoms of inflammatory disease.

Oncology

Cancer is broadly defined as normal human cells growing in an uncontrolled fashion and capable of spreading this aberrant activity elsewhere in the body. Fundamentally, cancer is a failure of the immune system to recognize transformed, harmful cells. Tumors develop because cancer cells learn to evade the immune system or dampen immune system activity to such a low level the tumor grows despite an otherwise healthy immune system.

Traditional cancer treatments have focused on directly killing tumor cells through the use of toxic chemicals like chemotherapy or other approaches like irradiating cells. The 2010 FDA approval of sipuleucel-T marked a meaningful change in how tumors are treated. Sipuleucel-T represented the FDA’s first approval of an active cancer immunotherapy. It was designed to help a patient’s immune system attack prostate cancer cells. Brought to FDA approval by one of the founders of Alpine, the approval of sipuleucel-T energized the field to focus more closely on how to make use of the immune system to treat cancer.

The subsequent discovery and development of other first-generation therapies targeting “checkpoint inhibitors” resulted in FDA-approved therapies providing meaningful efficacy for a subset of cancer patients. Checkpoint inhibitors are responsible for inhibiting an immune response (pressing the brake), so scientists looked to reverse this behavior.

The first drug approved in this therapeutic class was ipilimumab, an antibody blocking inhibitory signals from an IgSF protein called CTLA-4. In 2014, two antibodies blocking the inhibitory IgSF protein PD-1—pembrolizumab and nivolumab—were approved in multiple indications. Antagonists of the IgSF protein PD-L1 followed (atezolizumab, avelumab, and durvalumab).

In addition to modulators of these IgSF proteins, several other immunotherapies for cancer are either approved or in development including adoptive T cell therapies (CAR-T, TCR and autologous T cells called “TILs”), cancer vaccines, and oncolytic viruses.

Risk-adjusted sales projections from a 2015 Jefferies report forecasts over $25 billion in sales by 2025 for approved PD-1/L1 therapies alone (Figure 4).

Figure 4

As noted in more detail below, Alpine believes there is a significant unmet medical need for cancer patients for whom existing therapies fail to help or who relapse after initial success on these existing therapies.

Challenges in Oncology

While checkpoint inhibitors have meaningfully changed cancer treatment, their benefit is only observed in a minority of patients and response rates vary substantially by tumor type, disease stage, and therapeutic, among other factors. For example, observed response rates for PD-1 inhibitors in melanoma and non-small cell lung cancer are among the highest and range from 20%–40%—possibly due to the higher mutational burden frequently found in these tumors. In contrast, response rates of checkpoint inhibitors in ovarian cancers are lower, with clinical data to date demonstrating a 10%–15% response rate. Therapies designed to stimulate the immune system to attack tumors often have their effect diminished by a tumor’s evolved ability to generate redundant inhibitory signals to shut down productive immune responses before the tumor can be cleared.

One of Alpine’s goals is to potentially “raise the tail of the survival curve” for cancer patients while potentially minimizing further adverse events. In Figure 5, the arrows represent this concept of “lifting the tail”—achieving a higher percentage of patients with durable relief from their cancer diagnosis.

Adapted from: Cell, v161, n2. April, 2015.

Figure 5

While the field of cancer immunotherapy advanced significantly starting with the approval of sipuleucel-T, no single immunotherapy is capable of creating a durable anti-tumor response in more than a third of cancer patients—and some types of cancer continue to be resistant to any immunological approach. The field is looking towards the so-called “tumor microenvironment” for clues as to why current drugs do not provide long-term benefit for patients.

Tumors exist in an environment comprised of cancerous cells, normal tissue, and immune cells. Research into this tumor microenvironment (“TME”) has dramatically accelerated over the past decade. Alpine believes an imbalance in the immune synapse of costimulatory and inhibitory receptor signaling within the TME likely contributes to cancer growth.

Figure 6 represents the tumor immune cycle. If all seven steps happen, the body’s immune system is usually able to handle the cancer and reduce a tumor’s size or at least prevent it from growing larger. Tumors are composed of different types of cells, occur in different microenvironments, and utilize different mechanisms to obtain nutrients and evade the immune system. Alpine believes an effective anti-tumor response is one using the most powerful arms of an immune response in the setting in which the tumor has established itself.

Chen & Mellman, Immunity, 2013.

Figure 6

Cancer immunotherapies typically fail to restore the tumor immune cycle in four ways:

•	Inadequate number of tumor-specific T cells

•	Insufficient trafficking and penetration of tumor by T cells

•	Too strong inhibition of activated anti-cancer T cells

•	Too little activation of anti-cancer T cells

Alpine currently plans to develop cancer therapies to potentially address one or more of these four failures by potentially addressing one or more of the seven steps in the tumor immune cycle.

How Alpine is Different

Multiple approved cancer therapies function through their interaction with IgSF proteins. All are antibodies designed to block inhibitory IgSFs or eliminate cells expressing these inhibitory IgSFs. There are two ways to achieve a stronger immune response, and Alpine’s current strategy is to work on both ways:

•	Deliver an activating signal (press on the gas) to get a stronger immune response

•	Block an inhibitory signal (release the brake) to get a stronger immune response

Alpine’s vIgD platform is potentially capable of engineering wild-type IgSF proteins for therapeutic benefit. For example, Alpine’s vIgD platform potentially creates novel IgSF mutants capable of antagonizing (blocking) an inhibitory receptor while agonizing (delivering) an activating signal (or both), boosting the immune system’s response to cancer cells. Alpine intends to evaluate whether these therapeutics will work in patients where there is too much inhibition or too little activation in the TME. Therapies of this type are intended to potentially solve the last two problems of malfunctioning tumor immunity cycles.

Alpine is also developing molecules intended to force synapses to form, delivering activating signals, blocking inhibitory signals, or both. Alpine intends to evaluate whether these types of therapies could potentially work in situations where there are insufficient T cells in the TME, potentially addressing the first two problems of malfunctioning tumor immunity cycles.

Alpine’s early research suggests working with IgSF proteins engineered through the vIgD platform potentially creates a more powerful immune system response compared to unmodified, wild-type IgSF proteins. Alpine does not currently have a therapeutic targeting cancer in human clinical trials or on the market. However, based upon evidence from its preclinical studies to date, Alpine believes its vIgD platform has the potential to produce therapeutics targeting cancer.

Alpine’s vIgD Platform

Alpine’s vIgD platform is potentially capable of engineering native IgSF proteins for use as therapeutics. For example, vIgDs can be engineered with potentially improved binding to single or multiple protein partners. A core potential advantage of Alpine’s platform is a vIgD’s ability to potentially bind one partner and lose binding to another—potentially increasing selectivity for novel therapeutic outcomes. These protein engineering efforts may also potentially uncover binding to previously under-appreciated protein partners with the potential to positively impact therapeutic efficacy.

Directed Evolution

Alpine’s founding scientists recognize how evolution resulted in a finely-tuned and delicately balanced human immune system in general and the important role of complex protein interactions of IgSF proteins in particular. When they co-founded Alpine, their aim was to leverage their expertise in protein engineering and their understanding of the immune system. Alpine seeks to engineer or evolve natural, unmodified (“wild-type”) IgSFs in a manner conferring a therapeutic benefit when administered to patients.

Alpine’s scientists utilize yeast display protein library strategies to identify variants of wild-type IgSFs with desired binding characteristics. The power of yeast library approaches derives from the fact libraries can contain up to 10^9 protein variants with either random or rationally targeted amino acid mutations at any desired frequency per variant. At this level of protein diversity, it is usually possible to find at least a small fraction of variants with desired binding profiles. Thus, this technology can potentially provide Alpine with protein variants of interest Alpine can later optimize to potentially achieve the desired biology. Alpine calls this process “directed evolution” and its purpose is to potentially alter the domains on wild-type IgSF proteins to achieve a desired therapeutic goal. Alpine calls these altered domains “vIgDs” and the entire process Alpine’s “vIgD platform”.

Alpine believes the key advantages to its approach are that it:

•	potentially applies broadly since many critical immuno-regulatory proteins are composed of IgSF members;

•	potentially facilitates rapid and precise selection of desired binding properties; and

•	potentially eliminates unstable proteins because Alpine’s yeast display platform biases recovery of affinity-modified proteins towards a well-folded, non-aggregated, and stable subset of proteins;

Figure 7 shows Alpine’s work flow. Alpine starts with a wild-type IgSF protein and then enters a recursive cycle of library generation and yeast display. Flow cytometry is used to sort for yeast clones displaying variants with desired binding characteristics. Biologic and biophysical assays of purified proteins assess biological function and manufacturing characteristics. The end product is an optimized vIgD. Each cycle in the box represents a single generation. Additional cycles can be carried out by building next generation libraries from the output of prior libraries. In general, each cycle generates multiple output molecules and additional cycles—or “generations”—based on these output molecules result in further optimization.

Figure 7

Alpine believes a key skill in Alpine’s directed evolution approach is Alpine’s ability to construct productive libraries. When the structure of the wild-type IgSF protein is available, potential predictions can be made regarding the optimal amino acid alterations necessary to obtain the desired binding profile. Alpine uses these predictions to create a “rationally designed” library featuring mutations introduced in specific regions of the target IgSF protein. When such information is not available, mutations can be randomly introduced into the target protein at any desired average number of mutations per variant creating a “random” library. When Alpine’s scientists apply these library design, either approach can yield useful candidate proteins.

The vIgD platform is generally able to improve upon native IgSF activity regardless of whether natural binding affinity is weak or strong. When starting affinity is very weak, techniques employed by Alpine scientists have accomplished several thousand fold increases in binding affinity with sometimes as few as two library generation cycles. Even when starting affinity is very high, Alpine’s vIgD platform can still improve binding affinities. The same general strategies can be used when the desired therapeutic profile requires reduced affinity compared to the wild-type IgSF.

Alpine scientists rely on results from in vitro analyses using actual human immune cells to guide outputs from the vIgD platform. Upon the completion of one generation of the directed evolution process described above, the identified proteins are reformatted from display on yeast to soluble Fc fusion proteins and then tested in vitro with human immune cells. Candidates for further discovery research are identified by their desired immune system activity compared to the activity of the wild-type IgSF protein. Those engineered vIgD proteins most strongly outperforming wild-type IgSFs may then be potentially used as the basis for second- or even third-generation directed evolution cycles.

Discovering New Biology

Alpine believes the advantages of the vIgD platform allow Alpine to identify new biology. Alpine’s lead program is an example of this where a single ICOSL domain, normally only antagonizing ICOS, is able to antagonize both ICOS and CD28. Alpine has replicated this type of novel biology in other programs directed to currently undisclosed targets.

In its preclinical animal models, Alpine often finds its engineered vIgDs can outperform the relevant wild-type IgSF protein when the vIgD differs from the wild-type IgSF by only 2-6 mutations. Based on in silico analyses and analogous FDA-approved therapies, Alpine does not believe its vIgDs to be unusually susceptible to immunogenic effects causing adverse events or loss of drug activity.

Highly Productive

Alpine believes its vIgD platform is highly productive. A single library run through the directed evolution process can potentially create domains useful in oncology and inflammatory conditions. While this potential advantage is not universal for every IgSF target, Alpine’s experience is most of its successful vIgD discovery campaigns result in domains applicable in a broad variety of therapeutic protein designs and indications. Alpine believes this is a novel attribute given most other platforms require each molecule to be painstakingly purpose-built for each intended therapeutic area.

Alpine believes the productivity extends to in vivo work as well. When undertaking directed evolution campaigns, Alpine is often able to select proteins for cross-species reactivity. Though not true for all domains, the majority of Alpine’s discovery programs thus far have been cross-reactive with one or more other species. The ability to have domains cross-reactive with mice and other species can reduce costs for in vivo testing and potentially speeds the entire in vivo phase of Alpine’s development programs.

Potential vIgD Formats

Alpine believes its vIgD platform is highly flexible. In many cases, a single affinity-maturation campaign can result in potential multiple domains suitable for use in the selected formats appearing in Figure 8.

Figure 8

Which format is chosen depends upon the therapeutic application of the vIgD, the desired product profile, and/or the needs of Alpine’s current and future partners. Figure 8 is not a complete listing as some formats in Alpine’s discovery program remain undisclosed.

vIgD-Fc

The vIgD-Fc fusion protein is the simplest format, where one or more extracellular domains of a native IgSF protein are engineered via the vIgD platform and attached to an Fc backbone. Combining vIgD domains with antibody Fc domains to make Fc fusion proteins allows better expression, facilitates purification, and improves pharmacokinetic (dosing) properties. Fc fusion proteins are a standard format in the industry, with examples such as etanercept, abatacept, and belatacept. In most of Alpine’s early programs, the Fc backbone is effectorless. In certain situations, the Fc backbone can be designed to have effector function, potentially capable of depleting problematic cell populations. Shown in Figure 9 is an example of Alpine’s lead ALPN-101 program which, Alpine believes, may potentially be a treatment for use in inflammatory diseases based on preclinical data demonstrated to date. The vIgD-Fc design can be used for oncology or inflammation, however, depending on the formatting used.

Figure 9

A vIgD-Fc could potentially be administered intravenously or subcutaneously. Even though a vIgD-Fc generally makes use of only a single domain type, Alpine believes the novel biology of some of its discovered engineered proteins means they can potentially bind one or more targets of interest.

Multi-Checkpoint Inhibitor

Figure 10

Multiple domains can be combined or “stacked” together on an Fc backbone to create a multi-checkpoint inhibitor vIgD as shown in Figure 10. With the potential to make use of novel biology discovered in Alpine’s labs, even an Fc fusion with two domains can potentially affect three, four, or more IgSF targets.

Unlike most other approaches trying to target multiple checkpoints, Alpine’s vIgDs are not traditional antibody constructs or large and unwieldy scaffolds. In general, all of Alpine’s vIgDs—even Alpine’s multi-checkpoint inhibitors—utilize domains appearing very much like the native IgSF proteins.

V-mAb

Figure 11

Alpine’s V-mAb technology potentially allows targeting of an Alpine vIgD into the tumor microenvironment. A V-mAb is a vIgD joined with a monoclonal antibody (as depicted in Figure 11) recognizing a validated target. Alpine’s V-mAbs use the targeting antibody to localize the construct to the TME and potentially deliver a specific, locally-active immuno-modulator.

Tumors thrive in environments of immune suppression. Immune cells have often been recruited to the TME, but are not responding correctly. In many cases, the T cells are recognizing antigen in the form of MHC peptide, but this signal is not supported by required costimulatory activity. In these cases, T cells could benefit from tumor or APC expression of costimulatory ligands such as CD80, CD86, or ICOSL. This strategy will potentially invigorate tumor immune responses in a tumor-specific context, which could potentially be safer than activating T cells with systemic costimulatory agonists.

From a manufacturing standpoint, V-mAbs may potentially have advantages compared to other types of therapies like antibody-drug conjugates or ADCs. ADCs typically join a targeting monoclonal antibody with a cytotoxic drug. Alpine’s V-mAbs are potentially different from the complex four-step manufacturing process (mAb, linker, drug, and conjugation) necessary for ADCs and do not contain toxic chemicals potentially harmful to bystander cells.

Localized vIgD

Figure 12

Alpine believes, based on preclinical data, several of the novel molecules it has discovered allow for similar domains to be formatted either specifically for inflammatory disease or directed towards applications in oncology. The difference is whether the vIgD is localized to the tumor cell or only binds the immune cell directly.

A “Localized vIgD” like the type shown in Figure 12 contains two parts: A tissue- or tumor-specific IgSF and an IgSF engineered to boost the immune system. This construct is intended to allow powerful immune stimulation to be localized to the TME.

TIP Program

Figure 13

Engineered Cellular Therapies (“ECTs”) in the form of CAR-T cells, engineered TCR human T cells, and engineered tumor-infiltrating lymphocytes (“TILs”) have captured the attention of the scientific community and patients. The first CAR-T products could potentially be approved by the FDA later in 2017, ushering in a new era of cancer immunotherapy. Once approved, these types of therapies are expected to reach over $1 billion in sales according to several analysts, making them as important commercially to the biotechnology industry as they are clinically for patients.

Alpine’s Transmembrane Immunomodulatory Protein (“TIP”) program (depicted in Figure 13) was created to potentially improve ECTs. The cytotoxicity, cytokine production, and survival of ECTs can potentially benefit from costimulatory signaling. Alpine created extracellular domains engineered to potentially bind multiple powerful activating receptors on the surface of the T cell. By expressing costimulatory TIPs on CAR-Ts or TCR-engineered T cells, a TIP-enabled product could potentially increase the activity of both infused CAR-T/TCR cells and endogenous T cells present in the tumor environment—potentially causing enhanced and/or more persistent responses to tumors via enhanced costimulatory (activating) signaling.

Figure 14

Figure 14 shows how incorporation of the TIP potentially improves CAR-T proliferation. In preclinical studies, Alpine’s scientists transduced human primary T cells with a CD19 CAR-T (CD19 + CD3/4-1BBz) with and without a 2nd generation TIP. These engineered T cells were then cultured with CD19+ Nalm/6 tumor cells to facilitate measurement of proliferation. In both CD4+ and CD8+ T cell cultures, Alpine’s TIP improved the ability of the engineered T cells to proliferate in the presence of the target tumor line. Impressively, the TIP’s activity improves upon the CD3/4-1BBz signaling domain contained in the baseline CAR-T not containing a TIP.

With the recent development of so-called CAR-TREG products designed to work in autoimmune indications, Alpine’s domains formatted as TIPs are potentially capable of working in both oncology and autoimmune disease. While Alpine is not currently planning to develop CAR-T, TCR, TIL, or CAR-TREG products on its own, it continues partnering discussions with a number of companies developing ECTs.

In October of 2015, Kite and Alpine entered into a research and license agreement pursuant to which Alpine granted Kite an exclusive license to two of its TIP programs, which Kite plans to further engineer into CAR and TCR product candidates.

SIP Program

The Alpine vIgD platform is not restricted to transmembrane proteins expressed on the surface of engineered cell therapies in the TIP format. Infused CAR-T or modified TCR T cells—or even oncolytic viruses—can also be potentially modified to express Secreted Immunomodulatory Proteins or “SIPs”.

Potential applications include secretion of SIPs into the extracellular space to antagonize inhibitory receptor activity, which often restricts T cell responses in the tumor environment. Cellular therapies can be engineered to express therapeutic molecules in the tumor environment, such as secreted cytokines or modulators of both inhibitory and activating receptors. The potential result could be ECTs or oncolytic viruses capable of carrying their own localized signals to modify the immune synapse with no need for combination use with expensive checkpoint monoclonal antibodies.

Alpine believes SIPs are a promising approach to antagonize inhibitory receptors because of a SIP’s small size as well as the demonstrated ability of T cells to express SIPs compared to monoclonal antibodies or antibody fragments.

Collaboration with Kite Pharma

On October 26, 2015, Kite and Alpine entered into an exclusive, worldwide license and research agreement to research, develop, and commercialize autologous ECTs incorporating two programs from Alpine’s TIP technology.

Overview

Under the terms of the license and research agreement with Kite, Alpine will conduct initial research to deliver two program TIPs with certain pre-defined characteristics. Kite will then conduct further research on the program TIPs with the goal of demonstrating proof-of-concept. If successful, Kite would further engineer the program TIPs into certain CAR-T and TCR product candidates to potentially enhance anti-tumor response.

Pursuant to the terms of the license and research agreement, Alpine is responsible for conducting a research plan to deliver TIPs to two specified IgSF targets. Kite is responsible for integrating the TIPs into their ECT constructs. Kite is also responsible for performing in vitro and in vivo studies of resulting TIP/ECT therapeutics, manufacturing, and clinical trials.

Financial Terms

Under the terms of the collaboration, Kite paid Alpine a $5.0 million upfront payment plus $0.5 million in additional payments to support Alpine’s research. These amounts became non-refundable upon completion of a milestone in March 2016. In addition, Alpine remains eligible to receive up to $530.0 million in total milestone payments based on the successful completion of pre-specified research, clinical and regulatory milestones relating to both program TIPs. At Kite’s option, a portion of the milestones may be paid in shares of Kite’s common stock. Alpine will also be eligible to receive a low, single-digit royalty for sales on a licensed product-by-licensed product and country-by-country basis, until the later of (1) the date on which the licensed product is no longer covered by certain intellectual property rights, and (2) a defined term from the first commercial sale of the licensed product. Kite may terminate the agreement with prior written notice after a defined research term. Either Kite or Alpine may also terminate the agreement upon certain insolvency events of the other party, or with written notice upon material breach by the other party, if such breach has not been cured within a defined period of receiving such notice.

Exclusivity

Kite has worldwide exclusive use of TIPs engineered to target two IgSF proteins chosen by Kite. The license exclusivity is limited to these targets used as ECTs. Alpine retains the right to develop or outlicense these two target families outside of ECTs as well as the right to develop or license any other IgSF targets for use in ECTs.

Intellectual property related to Kite transaction

Alpine and Kite will each solely own any inventions, and patents claiming those inventions, generated and invented solely by Alpine or Kite, respectively, subject to the exclusive licenses granted by Alpine to Kite. Alpine and Kite will each jointly own any inventions, and patents claiming those inventions, generated or invented by both parties pursuant to the activities conducted under the license and research agreement, subject to the exclusive licenses granted by Alpine to Kite.

Alpine’s Strategy

Alpine’s goal is to potentially create modern therapies targeting the immune synapse, using Alpine’s directed-evolution based discovery platform to treat patients with serious conditions such as cancer and inflammatory diseases. To achieve its goals, Alpine intends to:

Aggressively move Alpine’s lead program ALPN-101 for the treatment of inflammatory diseases to clinical trials.

ALPN-101 is Alpine’s lead program comprising an ICOS/CD28 dual antagonist domain fused to an effectorless Fc backbone. The ALPN-101 program is based on the discovery, using Alpine’s directed evolution platform, of a single domain with increased binding affinity for both ICOS and CD28. Alpine’s first-generation vIgDs in this class have demonstrated activity in vitro and in vivo, and second- and third-generation ICOS/CD28 vIgDs see improved potency. Manufacturing efforts have begun, IND-enabling in vivo work will begin shortly, and Alpine intends to apply for clearance to begin clinical trials in the second half of 2018. The ALPN-101 program may be targeted to treat inflammatory diseases such as systemic lupus erythematosus, graft-versus-host disease (“GvHD”), inflammatory myositis (e.g., polymyositis, dermatomyositis), Sjögren’s syndrome, and/or arthritis. To date, Alpine has not chosen an indication for its ALPN-101 program.

Advance Alpine’s multi-checkpoint inhibitor program.

Alpine is currently performing in vitro proof of concept studies for a number of multi-checkpoint inhibitors for the treatment of cancer. These potential therapeutics leverage novel attributes of the vIgD platform, combining directed evolution domains for synergistic therapeutic benefit. Some domains may modulate single IgSF counterstructures while other domains may leverage novel biology uncovered by Alpine’s platform and modulate multiple counterstructures. A related multi-target program is in development for inflammatory disease.

Develop Alpine’s V-mAb program.

The V-mAb program combines a tumor-targeted monoclonal antibody (“mAb”) with an engineered domain from Alpine’s vIgD platform. Alpine has chosen clinically-validated, commercialized monoclonal antibodies for proof of concept work and are performing in vitro proof of concept studies. Alpine is investigating whether using the targeting capability of the mAb to deliver the T cell activating properties of the vIgD to the tumor microenvironment will create a potent, localized immunological response with potentially reduced systemic side effects.

Maximize value of Alpine’s pipeline and platform via partnering activities.

Alpine believes the vIgD platform is highly productive, with affinity maturation campaigns often resulting in hundreds of potential hits. Alpine has found from its current pre-clinical studies that later generations from Alpine’s directed evolution process often produce dozens of domains with desirable biologic activity. Additionally, Alpine has found from its current pre-clinical studies some of Alpine’s discovery campaigns result in domains with potential uses in cancer, inflammatory, and infectious disease depending on the specific mutations obtained and/or formats used. Alpine believes this potentially provides significant opportunity for partnering discussions. Alpine’s first such collaboration with Kite involved two targets for use in ECTs and provided Alpine $5.5 million in cash plus $530.0 million in potential developmental, clinical, and regulatory milestone payments. While difficult to predict the timing of such partnerships or whether Alpine will be successful in its efforts to enter into further collaborations, Alpine is in discussions with multiple potential partners ranging from small biotechnology firms to large pharmaceutical companies.

Product Pipeline

Figure 15

Lead Program ALPN-101: Dual Antagonist ICOS/CD28 vIgD-Fc

Alpine’s lead program is comprised of a novel single domain binding both ICOS and CD28 at higher affinity than wild-type molecules. This construct is fused to an effectorless Fc backbone and is potentially intended for the treatment of certain inflammatory conditions.

Cluster of Differentiation 28 (“CD28”) is expressed on the surface of nearly all CD4+ T cells and most CD8+ T cells. CD28 provides a costimulatory signal necessary for T cell activation and survival. It is believed to be the most potent T cell costimulatory receptor of the immune system. The known ligands for CD28 are CD80 and CD86, present on antigen presenting cells. If an antigen is presented without CD28 signaling, the T cell remains unresponsive. CD28 functions akin to a rheostat—the more CD28 signaling occurring, the faster and stronger the subsequent immune response.

Inducible T cell Costimulator (“ICOS”) is part of the CD28 family of molecules, including PD-1, CD28, and CTLA-4. Unlike CD28, ICOS is not expressed on naïve T cells. ICOS is costimulatory, with differentiated function from CD28 including B cell helper capacity.

Alpine believes the ALPN-101 program will potentially antagonize both CD28 and ICOS to potentially dampen an overactive immune response. Through multiple generations of directed evolution using the vIgD platform, Alpine believes it has potentially created a powerful dual antagonist with significantly increased binding affinity for both ICOS and CD28 and capable of modulating both targets with a single domain.

Figure 15

Figure 15 is a graphical representation of the ALPN-101 program and its potential activity in humans.

The left side of Figure 15 represents how the interaction typically works to activate T cells when they interact with antigen-presenting cells (APCs). CD80/CD86 binds to CD28 and ICOSL binds to ICOS, resulting in an activating costimulatory signal boosting T cell activity (pressing on the gas). In the case of autoimmune disease and inflammation, this is unwanted activity.

The right side of Figure 15 shows the goal of the ALPN-101 program—specifically, to block the ability of CD80/CD86 and ICOSL to bind their respective receptors. Put more simply, the ALPN-101 program seeks to block activating signals (releases the gas pedal). When these powerful CD28 and ICOS costimulatory signals are blocked, Alpine believes unwanted immune system activity may be reduced to potentially help patients with inflammatory conditions. Alpine believes the versatility of this therapeutic will allow Alpine to affect a number of different inflammatory diseases, potentially targeting different sets of refractory patient populations.

Notably, Alpine’s ALPN-101 program is not a bispecific antibody construct. A traditional bispecific would be constructed of one domain binding ICOS and one domain binding CD28. Instead, the ALPN-101 program makes use of a novel single domain engineered by Alpine scientists using the vIgD platform.

Alpine believes this single ICOSL vIgD domain modulates both CD28 and ICOS with significantly higher affinity than wild-type ICOSL. Molecules in the ALPN-101 program are comprised of two of these domains side-by-side atop an effectorless Fc backbone. The resulting therapeutic molecule has been shown in preclinical studies to bind both CD28 and ICOS with potentially higher affinity than wild-type ICOSL, and will potentially be able to block the individual receptors in a manner normally requiring two antibodies.

Supporting Data

Alpine has performed a number of pre-clinical experiments demonstrating Alpine’s ALPN-101 program is active in both in vitro (lab bench) and in vivo (animal) models.

Novel Biology

The preclinical data shown in Figure 16 suggest the novel biology of the dual ICOS/CD28 antagonist at the core of the ALPN-101 program. Alpine scientists were able, using just two iterations of directed evolution with the vIgD platform, to create a single domain with higher affinity to ICOS and significantly improved affinity towards CD28 compared to wild-type ICOSL.

Figure 16

The results shown in Figure 16 represent population-level data (i.e. not individual vIgD domains) from first-generation ICOS/CD28 vIgD selections still in yeast. Alpine scientists have identified improved dual binders with increased functional activity in subsequent directed evolution “generations” using the vIgD platform.

Superior Inhibition in Mixed Lymphocyte Reaction Assay

In a test of multiple generations of ICOS/CD28 dual antagonists (Figure 17), Alpine measured the ability of its candidates to suppress interferon gamma (“IFN-g”) compared to wild-type ICOS-Fc and belatacept, an FDA-approved anti-CTLA-4-Ig drug designed to reduce immune system activity. The mixed-lymphocyte reaction (or “MLR”) assay used in this test is an in vitro assay using real human immune system cells. The MLR assay helps gauge the relative immune activity of Alpine’s early discovery candidates.

Dual ICOS/CD28 Antagonist vlgDs™ Reduce

T Cell Activation to Undetectable Levels in Human MLR

Figure 17

IFN-g is a cytokine broadly used in the field of immunology as a marker for in vitro studies to predict whether a therapeutic approach will result in increased or decreased immune activity. Higher IFN-g indicates strong immune activity and lower IFN-g indicates reduced immune activity.

As depicted in Figure 17, most of Alpine’s ICOS/CD28 domains shown reduced IFN-g below detectable levels, likely indicating a meaningful suppression of immune activity even at low doses. In this assay, first-, second-, and third-generation Alpine ICOS/CD28 domains perform better than wild-type ICOSL-Fc and belatacept.

The results represented in Figure 18 are derived from in vivo data generated in the ALPN-101 program. This experiment is a mouse model of Graft versus Host Disease (“GvHD”), a damaging and even potentially fatal inflammatory disease most often brought about during stem cell and/or bone marrow transplant treatments for cancer or other serious diseases. In this GvHD experiment, the FDA-approved drug belatacept is used as a comparison since it is approved for immunosuppression in renal transplantation and has published data for the treatment of GvHD.

Figure 18

In this mouse model of GvHD, the first-generation ICOSL vIgD significantly reduced disease activity as measured by a standardized disease activity index. It also significantly protected mice from weight loss compared to controls. The ICOSL vIgD used here was generally comparable to belatacept in both measures despite being a first generation molecule.

DTH Model

Figure 19 shows the results from a delayed-type hypersensitivity (“DTH”) model of inflammation. In this model, inflammation is induced in the animal’s ear and the resulting swelling is measured. The goal of this study was to show whether the test therapeutic reduces or prevents swelling compared to controls.

As seen in Figure 19, both first- and second-generation ICOSL vIgDs showed statistically-significant reduced swelling compared to controls. The FDA-approved drug abatacept was used here as a comparator.

Figure 19

Arthritis Model

Figure 20 shows data from an in vivo collagen-induced arthritis model. This model is designed to test a drug’s ability to reduce the kinds of inflammatory signals associated with rheumatoid arthritis and other types of arthritic inflammatory conditions. In this experiment, Alpine scientists compared a first-generation ICOSL vIgD with abatacept, a drug approved by the FDA to treat rheumatoid arthritis. Mice were dosed 3x/week starting once the model disease condition was established. The goal was to measure the progression of arthritis by standardized clinical scoring methods.

Figure 20

Figure 21

The results of the pilot (preliminary) study shown in Figure 20 show a first-generation ICOSL vIgD is comparable to FDA-approved abatacept in its ability to significantly delay the onset of arthritis compared to placebo. Figure 21 shows results from the same pilot study where the first-generation ICOSL vIgD significantly reduces the severity of disease compared to placebo.

In Figure 22 below, photos from the same pilot experiment are shown. On the left, the paw from an untreated control mouse shows swelling in the digits, main portion of the paw, and extending up the leg. On the right, the paw from a mouse treated with a first-generation ICOSL vIgD shows swelling in only one digit and limited/no swelling in the main paw and leg areas.

Figure 22

Summary of ALPN-101 Program Preclinical Data

Using first-generation ICOS/CD28 dual antagonist vIgDs, Alpine’s scientists have demonstrated in preclinical studies the ALPN-101 program:

•	Decreases T cell proliferation and cytokine production in human MLR.

•	Improves the disease activity index and prevents weight loss relative to placebo in an in vivo animal GvHD model with comparable activity to belatacept, an FDA-approved drug for immunosuppression in renal transplantation with data in GvHD.

•	Demonstrates statistically-significant reduction in swelling compared to control in the DTH model of inflammation with at least comparable activity to abatacept.

•	Reduces disease severity and delays onset time relative to placebo in a pilot in vivo arthritis model with at least comparable activity to abatacept, an FDA-approved drug for rheumatoid arthritis

Clinical Plans

Alpine is in the process of designing the first human clinical trials for the ALPN-101 program. While subject to change, the initial clinical effort will likely involve a Phase I study in healthy volunteers. Cohorts of healthy volunteers will be given single or multiple doses of ALPN-101 to determine safety and pharmacokinetic/pharmacodynamic activity (measures of how ALPN-101 behaves in a patient’s bloodstream and tissues). Biomarkers of immune system activity will also be collected.

Active Discovery Programs

Alpine has several active discovery programs on undisclosed targets as indicated in Figure 23.

Figure 23

Manufacturing

Alpine has established in-house recombinant protein generation capabilities for producing sufficient protein material to enable Alpine’s directed evolution vIgD platform process, validate new scientific discoveries, and enable Alpine’s discovery in vivo programs as currently contemplated. Having protein production capabilities in-house allows more rapid progression from yeast libraries to in vivo study results.

To date, generating Alpine’s most promising leads – including its lead program ALPN-101 – has been accomplished through standard protein production and purification methods. As noted above, Alpine believes one advantage of the vIgD platform is selection outputs are generally manufacturable. Because the directed evolution process itself requires some level of protein production, second and third generation maturation campaigns usually select for proteins readily expressed with stable biochemical properties. Alpine produces its vIgDs in mammalian cell lines using both HEK293 and CHO cell expression systems in Alpine’s in-house protein production processes.

Alpine has not yet manufactured any of its proteins at commercial scale. Abatacept is a wild-type IgSF protein commercially approved for multiple indications with no publicly-reported manufacturing difficulties. Belatacept is an IgSF protein with two mutations, likewise approved in multiple countries. Alpine believes these two examples are potentially similar (in manufacturing terms) to Alpine’s vIgD products.

Alpine has chosen a U.S.-based contract drug substance manufacturer for Alpine’s initial clinical trial supplies of ALPN-101. This manufacturer has two manufacturing plants and more than 400 employees in the United States. It has done similar work successfully for over 150 clients and its management and senior staff have worked on dozens of approved therapies. Its particular expertise is in protein analytics and it has the capability to meet rapid timelines encompassing the development of production cell-lines to manufacturing of clinical trial quantities of the biopharmaceutical product.

Competition

Alpine participates in the highly competitive sector of biotechnology and pharmaceuticals and in the subsector of immune modulation. This subsector has undergone tremendous technological advancement over the last decade due to advancements in understanding the role of the immune system across multiple therapeutic areas, including oncology and inflammatory disease. While Alpine believes its novel technology platform, discovery programs, knowledge, experience, and scientific resources offer competitive advantages, Alpine faces competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies, public and private research institutions, and others. Any products Alpine successfully develops and commercializes will face competition from currently approved therapies and new therapies potentially available in the future.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of Alpine’s products. Alpine’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Alpine may obtain approval for its products, which could result in its competitors establishing a strong market position before Alpine is able to enter the market.

Many of the companies against which Alpine may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Alpine does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Alpine in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Alpine’s programs.

Specifically, Alpine’s competitors include companies developing therapies with the same target as its ALPN-101 program (ICOSL/CD28) as well as companies building novel platforms to generate multi-specific antibody or non-antibody-based targeting proteins.

ICOSL/CD28 Competitors

The competitors listed below have programs targeting either ICOS or CD28 (or one of their counterstructures). To Alpine’s knowledge, there are currently no competitors with a single molecule targeting ICOS and CD28 simultaneously.

•	an anti-ICOSL/B7RP-1 monoclonal antibody being developed by Amgen, Inc. (may be referred to as AMG557 or MEDI5872);

•	an anti-ICOS monoclonal antibody being developed by MedImmune, Inc. (MEDI570);

•	an anti-ICOS agonist monoclonal antibody being developed by GlaxoSmithKline plc (GSK 3359609);

•	an anti-CD28 monoclonal antibody fragment being developed by OSE ImmunoTherapeutics SA and Johnson & Johnson Inc. (FR104);

•	a CTLA-4 selective for CD86 fusion protein being developed by Astellas Pharma Inc. (ASP 2408/09);

•	a CD28 superagonist monoclonal antibody being developed by TheraMab LLC (TAB08); and

•	an anti-CD28 pegylated monoclonal domain antibody being developed by Bristol-Myers Squibb (BMS-931699).

Novel Platform Competitors

Platforms potentially competitive with Alpine’s vIgD platform include:

•	Nanobody® (Ablynx NV): Platform technology of single-domain, heavy-chain antibody fragments derived from camelidae (e.g., camels and llamas);

•	DART® (Macrogenics Inc): Dual-Affinity Re-Targeting and Trident technology platforms bind multiple targets with a single molecule; Anticalin® (Pieris Pharmaceuticals Inc): Engineered proteins derived from natural lipocalins found in blood plasma; Targeted Immunomodulation™ (Compass Therapeutics LLC): Antibody discovery targeting the tumor-immune synapse;

•	Harpoon Therapeutics Inc: Trispecific antigen-binding proteins;

•	Various bispecific antibody platforms (e.g., Amgen Inc (BiTE®—approved), Roche AG (RG7828), Zymeworks Inc (Azymetric™), Xencor Inc (XmAb Bispecific));

•	Five Prime Therapeutics: Proprietary protein library and rapid protein production and testing platform; and

•	Regeneron: VEGF Trap and VelociSuite® antibody technology platforms.

Intellectual Property

The vIgD platform and substantially all Alpine’s intellectual property have been developed by Alpine. Alpine has licensed various intellectual property and trade secret materials on a non-exclusive basis. To date, such non-exclusive in-licenses are solely related to commercially-available cell lines involved in the manufacture of Alpine’s vIgD programs. To date, no other intellectual property related to Alpine’s vIgD platform has been in-licensed from other sources. Alpine owns all patent intellectual property rights to its proprietary vIgD platform and all current development programs. Two TIP programs are exclusively licensed to Kite.

Alpine’s initial patent application is at the platform level, directed to the vIgD platform itself. Alpine’s second patent application is directed to the TIP program. Both patent applications have published publicly, but have not yet issued. Alpine has filed patent applications directed to the SIP program as well as directed to target domains under development. To date, none of Alpine’s patent applications have been issued as patents.

As Alpine continues the development of its vIgD platform and individual domains, Alpine intends to identify and carry out additional means to protect its intellectual property.

Although Alpine does not believe its technology infringes the intellectual property rights of others, Alpine is aware of one or more patents or patent applications that may relate to Alpine’s technology, and third parties may assert against Alpine claims alleging infringement of their intellectual property rights regardless of whether their claims have merit. Infringement claims could harm Alpine’s reputation, may result in the expenditure of significant resources to defend and resolve such claims, and could require Alpine to pay monetary damages if Alpine is found to have infringed the intellectual property rights of others.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements on the clinical development, manufacture, marketing, and distribution of therapeutic candidates. These agencies and other federal, state, and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, and export and import of therapeutic candidates and products.

In the U.S., the FDA regulates drugs, medical devices, and biologic products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Alpine’s potential therapeutic candidates and products will be subject to regulation by the FDA as biologics. Biologics require the submission of a Biologics License Application (“BLA”) and approval by the FDA before being marketed in the U.S. None of Alpine’s therapeutic candidates have been approved by the FDA for marketing in the U.S., and Alpine currently has no BLAs pending. If Alpine fails to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process, or after approval, Alpine may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal prosecution. Any FDA enforcement action could have a material adverse effect on Alpine. The process required by the FDA before biologic therapeutic candidates may be marketed in the U.S. generally involves the following:

•	completion of extensive preclinical laboratory tests, preclinical animal studies, and formulation studies all performed in accordance with the FDA’s current good laboratory practice (“cGLP”), regulations;

•	submission to the FDA of an IND application which must become effective before human clinical trials in the U.S. may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the BLA prior to any commercial marketing, sale, or shipment of the therapeutic product.

The testing and approval process requires substantial time, effort, and financial resources, and Alpine cannot be certain any approvals for its therapeutic candidates will be granted on a timely basis, if at all.

Once a therapeutic candidate is identified for development, it enters the preclinical testing stage. Preclinical studies include laboratory evaluations of protein chemistry, formulation, and stability, as well as studies to evaluate toxicity in animals. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. Currently, the IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing the clinical trials to commence or not allowing the clinical trials to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during drug development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin. Alpine has not yet commenced clinical trials for any of its current therapeutic candidates.

Clinical trials involve the administration of the therapeutic candidate to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be used. Each protocol must be submitted to the FDA as part of the IND. An independent institutional review board (“IRB”), for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the clinical trial until it is completed. The FDA, an IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice requirements, including the requirements for informed consent.

All clinical research performed in the U.S. in support of a BLA must be authorized in advance by the FDA under the IND regulations and procedures described above. However, a sponsor who wishes to conduct a clinical trial outside the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

Clinical Trials

For purposes of BLA submission and approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

•	Phase I clinical trials are initially conducted in a limited population of subjects to test the therapeutic candidate for safety, dose tolerance, absorption, metabolism, distribution, and excretion in healthy humans or, on occasion, in patients with severe problems or life-threatening diseases to gain an early indication of its effectiveness.

•	Phase II clinical trials are generally conducted in a limited patient population to evaluate preliminarily the efficacy of the therapeutic candidate for specific targeted indications in patients with the disease or condition under study; evaluate dosage tolerance and appropriate dosage; and identify possible adverse effects and safety risks.

•	Phase III clinical trials are commonly definitive efficacy studies of the experimental medication. Phase III trials are typically conducted when Phase II clinical trials demonstrate a dose range of the therapeutic candidate is effective and has an acceptable safety profile. Phase III clinical trials are generally undertaken with large numbers of patients, such as groups of several hundred to several thousand, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple, geographically-dispersed clinical trial sites.

In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional post-approval clinical trials to further assess the biologic’s safety and effectiveness after BLA approval. Such post-approval clinical trials are typically referred to as Phase IV clinical trials.

Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the biologic in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the therapeutic candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate the therapeutic candidate does not undergo unacceptable deterioration over its shelf life.

Biologics License Applications

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the chemistry, pharmacology, clinical pharmacology, and the clinical effects of the biologic, are submitted to the FDA in the form of a BLA requesting approval to market the biologic for one or more specified indications. The FDA reviews a BLA to determine, among other things, whether a biologic is safe, pure, and potent and whether the facility in which the biological product is manufactured, processed, packed, or held meets standards designed to assure the biological product continues to be safe, pure, and potent.

Once a BLA has been accepted for filing, by law the FDA will review the application and respond to the applicant but the review process may be significantly delayed by FDA’s requests for additional information or clarification. Under the Prescription Drug User Fee Act, the FDA evaluates a standard original BLA submission within the first 60 days of its receipt to determine if it is sufficiently complete to conduct a full review, and the FDA has a goal of responding to the submission within ten months of the 60-day filing date, but this timeframe is often extended. The FDA may refer the application to an advisory committee for review, evaluation, and/or recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of a BLA if the applicable statutory and regulatory criteria are not satisfied, or for any reason, or it may require additional clinical data. Even if such data are submitted, the FDA may ultimately decide the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than Alpine interprets data. Once the FDA approves a BLA, or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the biologic reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such biologic or require a recall of any biologic already on the market. In addition, the FDA may require testing, including Phase IV clinical trials and surveillance programs to monitor the effect of approved biologics which have been commercialized. The FDA has the authority to prevent or limit further marketing of a biologic based on the results of these post-marketing programs.

A sponsor may also seek approval of its therapeutic candidates under programs designed to accelerate FDA review and approval of BLAs. For instance, a sponsor may seek FDA designation of a therapeutic candidate as a “fast track product.” Fast track products are those products intended for the treatment of a serious or life-threatening disease or condition and which demonstrate the potential to address unmet medical needs for such diseases or conditions. If fast track designation is obtained, the FDA may initiate review of sections of a BLA before the application is complete. This “rolling review” is available if the applicant provides, and the FDA approves, a schedule for the remaining information. In some cases, a fast track product may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments, under the FDA’s accelerated approval program. Approvals of this kind typically include requirements for appropriate post-approval confirmatory clinical trials to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint.

In addition, the Food and Drug Administration Safety and Innovation Act, (“FDASIA”) which was enacted and signed into law in 2012, established a new category of drugs referred to as “breakthrough therapies” that may be subject to accelerated approval. A sponsor may seek FDA designation of a drug candidate as a “breakthrough therapy” if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.

Therapeutic candidates may also be eligible for “priority review,” or review within a six-month timeframe from the 60-day filing date, if a sponsor provides sufficient clinical data demonstrating its therapeutic candidate provides a significant improvement compared to marketed products. Even if a therapeutic candidate qualifies for one or more of these programs, the FDA may later decide the therapeutic candidate no longer meets the conditions for qualification or that the time period for FDA review or approval will be lengthened. When appropriate, Alpine intends to seek fast track designation and/or accelerated approval for its biologics. Alpine cannot predict whether any of its therapeutic candidates will obtain a fast track and/or accelerated approval designation and, if so, whether such designation will be maintained or rescinded by FDA, or the ultimate impact, if any, of the fast track or the accelerated approval process on the timing or likelihood of FDA approval of any of Alpine’s proposed biologics.

Biologics may be marketed only for the FDA approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the biologic, including changes in indications, labeling, or manufacturing processes, equipment, or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require Alpine to develop additional data or conduct additional preclinical studies and clinical trials.

Before approving an application, the FDA will inspect the facility or the facilities at which the biologic product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance, and will not approve the biologic unless compliance with Good Clinical Practice requirements is satisfactory.

The testing and approval processes require substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if Alpine believes a clinical trial has demonstrated safety and efficacy of one of its therapeutic candidates for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit, or prevent regulatory approval. Alpine may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approvals which could delay or preclude Alpine from marketing its therapeutic candidates. The FDA may limit the indications for use or place other conditions on any approvals restricting the commercial application of the products. After approval, certain changes to the approved biologic, such as adding new indications, change in personnel, manufacturing changes, or additional labeling claims, are subject to further FDA review and approval. Depending on the nature of the change proposed, a BLA supplement—which may require additional studies to evaluate the effect of such change on the identity, strength, quality, purity, or potency of the product as they may relate to the safety or effectiveness of the product—must be filed and approved before the change may be implemented. As with new BLAs, the review process for BLA supplements may be delayed by the FDA through requests for additional information or clarification.

Alpine believes any of its therapeutic products approved as a biological product under a BLA might qualify for a 12-year period of exclusivity currently permitted by the Biologics Price Competition and Innovation Act (“BPCIA”). Specifically, the BPCIA established an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be submitted by an applicant until four years after the date the reference product was first licensed and cannot be approved by the FDA until 12 years after the original branded product was first licensed under a BLA. There is a risk the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period or the FDA will not consider Alpine’s therapeutic candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of Alpine’s reference products in a way similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA and the courts. As a result, its ultimate impact, implementation, and meaning is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes operating to limit the scope or length of exclusivity afforded by the BPCIA could have a material adverse effect on the future commercial prospects for Alpine’s biological products. In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products or for abbreviated pathways for follow on biological products. For example, biological products in Europe may be eligible for a 10-year period of exclusivity.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to therapeutic candidates intended to treat a rare disease or condition, which is generally a disease or condition affecting fewer than 200,000 individuals in the U.S. or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation the cost of developing and making available in the U.S. a therapeutic candidate for this type of disease or condition will be recovered from sales in the U.S. for that therapeutic candidate. Orphan drug designation must be requested before submitting a marketing application for the therapeutic for that particular rare disease or condition. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The FDA may revoke orphan drug designation, and if it does, it will publicize the drug is no longer designated as an orphan drug. If a therapeutic candidate with orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the therapeutic candidate is entitled to orphan product exclusivity, which means the FDA may not approve any other applications to market the same therapeutic candidate for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, could also block the approval of one of Alpine’s therapeutic candidates for seven years if a competitor obtains approval of the same therapeutic candidate as defined by the FDA or if Alpine’s therapeutic candidate is determined to be contained within the competitor’s therapeutic candidate for the same indication or disease.

Under the Best Pharmaceuticals for Children Act, certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA, referred to as a “Written Request,” relating to the use of the active moiety of the therapeutic candidate in children. The FDA may not issue a Written Request for studies on unapproved or approved indications where it determines information relating to the use of a therapeutic candidate in a pediatric population, or part of the pediatric population, may not produce health benefits in that population. In addition, the Pediatric Research Equity Act (“PREA”), requires a sponsor to conduct pediatric studies for most therapeutic candidates and biologics, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs, BLAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the therapeutic candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the therapeutic candidate is safe and effective. The sponsor or the FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding the drug or biologic is ready for approval for use in adults before pediatric studies are complete or additional safety or effectiveness data needs to be collected before the pediatric studies begin. The FDA must send a noncompliance letter to any sponsor failing to submit the required assessment, keep a deferral current, or fails to submit a request for approval of a pediatric formulation.

Other Regulatory Requirements

Any biologics manufactured or distributed by Alpine or its collaborators pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the product. Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon Alpine and third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. Alpine cannot be certain it or its present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If Alpine or its present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt Alpine’s clinical trials, require Alpine to recall a drug from distribution, or withdraw approval of the BLA for the therapeutic product.

The FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available biologics for uses not described in the product’s labeling and different from those tested by Alpine and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Healthcare Reform

In March 2010, Congress passed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional policy reforms. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes, and fraud and abuse, impacting existing government healthcare programs and resulting in the development of new programs, including Medicare payment for performance initiatives, and improvements to the physician quality reporting system and feedback program. The Affordable Care Act also does, among other things, the following:

•	Increases pharmaceutical manufacturer rebate liability under the Medicaid Drug Rebate Program due to an increase in the minimum basic Medicaid rebate on most branded prescription drugs, and the application of Medicaid rebate liability to drugs used in risk-based Medicaid managed care plans.

•	Expands the 340B Drug Pricing Program to require discounts for “covered outpatient drugs” sold to certain children’s hospitals, critical access hospitals, freestanding cancer hospitals, rural referral centers, and sole community hospital.

•	Requires pharmaceutical companies to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “Donut Hole.”

•	Requires pharmaceutical companies to pay an annual non-tax-deductible fee to the federal government based on each company’s market share of prior year total sales of branded drugs to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs, and Department of Defense.

•	Establishes the Independent Payment Advisory Board, which, since 2014, has had authority to recommend certain changes to the Medicare program to reduce expenditures by the program when spending exceeds a certain growth rate and such changes could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation achieving the same or greater Medicare cost savings. However, as of early 2017, the President has yet to nominate anyone to serve on the board.

•	Establishes the Patient-Centered Outcomes Research Institute to identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	Establishes The Center for Medicare and Medicaid Innovation within the Centers for Medicare and Medicaid Services (“CMS”) to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

From time to time, legislation is drafted, introduced, and passed in Congress that could significantly change the statutory provisions governing the sale, marketing, coverage, and reimbursement of products regulated by the CMS or other government agencies. In addition to new legislation, CMS regulations and policies are often revised or interpreted by the agency in ways significantly affecting Alpine’s business and its products.

In particular, Alpine expects the new Administration and Congress will seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the U.S. healthcare reform legislation. Since taking office, President Trump has continued to support the repeal of all or portions of the ACA. President Trump has also issued an executive order in which he stated it is his Administration’s policy to seek the prompt repeal of the ACA and directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. There is still uncertainty with respect to the impact President Trump’s Administration and Congress may have, if any, and any changes will likely take time to unfold. Such reforms could have an adverse effect on anticipated revenues from therapeutic candidates Alpine may successfully develop and for which Alpine may obtain regulatory approval and may affect Alpine’s overall financial condition and ability to develop therapeutic candidates. However, Alpine cannot predict the ultimate content, timing, or effect of any healthcare reform legislation or the impact of potential legislation on Alpine.

Furthermore, political, economic, and regulatory influences are subjecting the health care industry in the U.S. to fundamental change. Initiatives to reduce the federal budget and debt and to reform health care coverage are increasing cost-containment efforts. Alpine anticipates federal agencies, Congress, state legislatures, and the private sector will continue to review and assess alternative health care benefits, controls on health care spending, and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit coverage for or the amounts federal and state governments will pay for health care products and services, which could also result in reduced demand for Alpine’s products or additional pricing pressures, and limit or eliminate Alpine’s spending on development projects and affect Alpine’s ultimate profitability.

Third-Party Payor Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which Alpine may obtain regulatory approval. In the U.S., sales of any products for which Alpine may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities such as Medicare, Medicaid, TRICARE, and the Veterans Administration, managed care providers, private health insurers and other organizations.

The Medicaid Drug Rebate Program, which is part of the federal Medicaid program, a program for financially needy patients, among others, requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients.

In order for a pharmaceutical product to receive federal reimbursement under Medicare Part B, part of the federal Medicare program covering outpatient items and services for the aged and disabled, and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program, a federal program requiring manufacturers to provide discounts to certain safety-net providers. The required 340B discount on a given product is calculated based upon certain Medicaid Drug Rebate Program metrics reported by the manufacturer.

The process for determining whether a payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list or formulary which might not include all of the FDA-approved products for a particular indication. Also, third-party payors may refuse to include a particular branded product on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. However, under Medicare Part D—Medicare’s outpatient prescription drug benefit—there are protections in place to ensure coverage and reimbursement for oncology products and all Part D prescription drug plans are required to cover substantially all anti-cancer agents. Furthermore, a payor’s decision to provide coverage for a product does not imply an adequate reimbursement rate will be available. Adequate third-party reimbursement may not be available to enable Alpine to maintain price levels sufficient to realize an appropriate return on Alpine’s investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product approved for sale, Alpine may need to pursue compendia listings or conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Alpine’s drug candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

Other Healthcare Laws and Regulations

If Alpine obtains regulatory approval of its products, it may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, Alpine’s proposed sales and marketing strategies. In addition, Alpine may be subject to patient privacy regulation by both the federal government and the states in which Alpine conducts its business. The laws affecting Alpine’s ability to operate include, but are not limited to:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts, and credits), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal health care program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money owed to the federal government;

•	provisions of the federal HIPAA, which created new federal criminal statutes, referred to as the HIPAA All-Payor Fraud Prohibition, prohibiting knowingly and willfully executing a scheme to defraud any health care benefit program and making false statements relating to health care matters;

•	provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information;

•	the federal transparency laws, including the federal Physician Payment Sunshine Act, which was part of the Affordable Care Act, requiring manufacturers of certain drugs and biologics to track and disclose payments and other transfers of value they make to U.S. physicians and teaching hospitals, as well as physician ownership and investment interests in the manufacturer, and that such information is subsequently made publicly available in a searchable format on a CMS website; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state transparency reporting and compliance laws, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The ACA broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides the government may assert a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Employees

As of March 31, 2017, Alpine had 31 full-time employees and 27 of Alpine’s employees are engaged in research and development activities. None of Alpine’s employees are represented by labor unions or covered by collective bargaining agreements. Alpine considers its relationship with its employees to be good.

Facilities

Alpine leases a facility containing its research and development, laboratory, and office space, which consists of approximately 11,158 square feet located at 201 Elliott Avenue West, Seattle, Washington. Alpine’s lease expires on December 31, 2019.

Legal Proceedings

Alpine is currently not party to any legal proceedings.

NIVALIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section entitled “Selected Historical Financial Data of Nivalis” in this proxy statement/prospectus/information statement and the consolidated financial statements of Nivalis and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Nivalis financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Nivalis operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors – Risks Related to Nivalis” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Nivalis as of the date hereof, and Nivalis assumes no obligation to update any such forward-looking statement.

Overview

Nivalis is a pharmaceutical company that has historically been focused on the discovery and development of product candidates for patients with cystic fibrosis, or CF. In November 2016, Nivalis announced that a Phase 2 clinical trial of cavosonstat had failed to achieve its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction. In February 2017, Nivalis announced that a second Phase 2 clinical trial of cavosonstat had also failed to achieve its primary endpoint of lung function improvement and a key secondary endpoint of sweat chloride reduction. Nivalis currently does not have any drugs that are commercially available and none of Nivalis’ drug candidates have obtained the approval of the FDA or any similar foreign regulatory authority.

Strategic Process

Following the failure of the Phase 2 clinical trial in CF patients to meet its primary endpoint in November 2016, Nivalis announced on January 3, 2017 the initiation of a process to explore and review a range of strategic alternatives focused on maximizing stockholder value from its clinical assets and cash resources and its intent to streamline its operations in order to conserve capital. Nivalis also announced that it had engaged a financial and strategic advisor, Ladenburg, to advise it on strategic alternatives and appointed a Special Committee of its board of directors to investigate and evaluate strategic alternatives. In January 2017, Nivalis’ board of directors also approved a workforce reduction that took place between January 15 and March 31, 2017, that affected a total of 25 employees, including Nivalis’ former President and Chief Executive Officer, and its former Chief Medical Officer, each of whose employment was terminated effective January 15, 2017. As of the date hereof, Nivalis has five full-time employees and all research and development activities have ceased.

Merger Agreement

After conducting a diligent and extensive process of evaluating strategic alternatives for Nivalis and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the receipt of more than 80 non-binding proposals from interested parties and careful evaluation and consideration of those proposals, and following extensive negotiation with Alpine, on April 18, 2017, Nivalis, Merger Sub and Alpine entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the merger.

The merger is intended to qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each outstanding share of Alpine’s capital stock will be converted into the right to receive shares of Nivalis’ common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to the Nivalis Reverse Stock Split if determined necessary or appropriate by Nivalis, Alpine and Merger Sub) such that, immediately following the effective time of the merger, preexisting Nivalis’ stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and preexisting stockholders, optionholders and warrantholders of Alpine are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis.

Prior to the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine have entered into agreements with Alpine pursuant to which such stockholders have agreed, subject to the terms and conditions of such agreements, to purchase prior to the consummation of the merger shares of Alpine’s capital stock for an aggregate purchase price of approximately $17.0 million. The consummation of the transactions contemplated by such agreements is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Nivalis and Alpine, and satisfaction of minimum net cash thresholds by each of Nivalis and Alpine. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Alpine (solely in their respective capacities as Alpine’s stockholders) have entered into support agreements with Nivalis to vote all of their shares of Alpine’s capital stock in favor of adoption of the Merger Agreement and (ii) certain executive officers, directors and stockholders of Nivalis (solely in their respective capacities as Nivalis’ stockholders) have entered into support agreements with Alpine to vote all of their shares of Nivalis’ common stock in favor of approval of the Merger Agreement.

The Merger Agreement contains certain termination rights for both Nivalis and Alpine, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $2.5 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million.

At the Effective Time, the board of directors of Nivalis is expected to consist of seven members, four of whom will be designated by Alpine, two of whom will be designated by Nivalis and one of whom will be an independent director designated by a majority of the other members of the board of directors.

Nivalis’ future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•	the ability to successfully consummate the merger or, if the merger is not completed, another strategic transaction involving the company;

•	the timing, complexity and costs required for completion of the merger, or, if the merger is not completed, any transaction that may result from a further review of strategic alternatives;

•	personnel-related expenses, including salaries, benefits, stock-based compensation expense and other compensation costs related to implementing Nivalis’ restructuring plan;

•	the costs associated with archiving company records related to the company’s research and development, and general and administrative activities;

•	the costs of storing drug substance and drug product in compliance with cGMP requirements;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the extent to which Nivalis may elect to resume drug research and development activities in the future, if at all; and

•	costs that may be incurred in responding to disruptive actions by activist stockholders.

Financial Operations Overview

Revenue

To date, Nivalis has not generated any revenue and may never do so. Nivalis determined to cease further development of cavosonstat and its other GSNOR inhibitors while Nivalis identified and evaluated strategic alternatives and pursues the merger with Alpine, and, therefore, does not anticipate generating revenue itself from its potential product candidates or otherwise.

Research and Development Expense

Research and development expense consists of costs incurred for the development of Nivalis’ product candidates, which include:

•	direct program expenses, which are costs incurred for contract research organizations, or CROs, clinical investigators, clinical consultants and clinical sites that will conduct preclinical studies and clinical trials as well as costs associated with acquiring, developing and manufacturing preclinical and clinical supplies;

•	employee-related expenses, including salaries, benefits, stock-based compensation expense and other compensation costs;

•	costs associated with regulatory filings; and

•	costs of laboratory supplies, facilities, depreciation, travel and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs related to research and development.

Research and development costs are expensed as incurred. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development primarily due to the increased size and duration of later-stage clinical trials.

Below is a summary of Nivalis’ research and development expenses by categories of costs for the periods presented. The other expenses category includes travel, lab and office supplies, clinical trial management software license fees, business insurance and other miscellaneous expenses.

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Direct program expenses
Cavosonstat for cystic fibrosis	$177	$3,478
Personnel and other expenses
Salaries, benefits and stock-based compensation	1,975	1,480
Consulting and outsourced services	169	89
Facilities and depreciation	84	81
Other expenses	353	439

Total research and development expenses	$2,758	$5,567

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Direct program expenses
Cavosonstat for cystic fibrosis	$13,498	$9,254	$4,248
N6022 for cystic fibrosis	—	—	1,622

Total direct program expenses	13,498	9,254	5,870

Personnel and other expenses
Salaries, benefits and stock-based compensation	6,834	4,931	4,973
Consulting and outsourced services	1,026	352	418
Facilities and depreciation	340	266	284
Other expenses	1,618	1,251	655

Total research and development expenses	$23,316	$16,054	$12,200

All of Nivalis’ research and development expenses for the three months ended March 31, 2017 and 2016 and for the years ended December 31, 2016, 2015 and 2014 relate to the development of cavosonstat and, to a lesser extent, N6022 during the year ended December 31, 2014. Nivalis has expended an aggregate of approximately $30.4 million for direct program expenses related to cavosonstat from inception through March 31, 2017. Nivalis anticipates that overall research and development costs will decrease significantly for the foreseeable future as compared to prior periods due to the near-term conclusion of its currently planned program expenses and its workforce reduction that occurred during the first quarter of 2017 resulting from its determination to cease further development of cavosonstat and its other GSNOR inhibitors and to seek to conserve cash resources while Nivalis pursues and completes the merger. Nivalis has not incurred, nor does it expect to incur, significant cancellation charges with its vendors during the wind-down of research and development activities.

General and Administrative Expense

General and administrative expense consists principally of salaries and related costs not included in research and development expenses, including stock-based compensation for personnel in executive, finance, business development and information technology functions, facility costs and professional fees for legal, patent review, consulting and accounting services.

Nivalis anticipates that overall general and administrative costs will decrease during the remainder of 2017 compared with prior periods due to lower personnel-related costs and stock-based compensation due to the workforce reduction. Partially offsetting these decreases will be increased legal and financial advisory costs in connection with pursuing and completing the merger or another potential strategic transaction involving the company.

Interest and Other Income, Net

Interest and other income, net for the three months ended March 31, 2017 and 2016 and for the years ended December 31, 2016 and 2015 consists of interest earned on marketable securities and money market funds. For the year ended December 31, 2014, interest and other income, net consists of the gain on the change in the fair value of preferred stock warrant liabilities. On September 23, 2014, all outstanding shares of preferred stock converted into shares of common stock in connection with a recapitalization of the company; when this conversion occurred, warrants exercisable for shares of Nivalis’ preferred stock automatically adjusted to become exercisable for shares of common stock, and therefore changes in the fair value of preferred stock warrant liabilities no longer impacted interest and other income, net.

Interest Expense

Nivalis had no interest expense for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016 and 2015. Interest expense for the year ended December 31, 2014, consists primarily of interest accrued on Nivalis’ previously outstanding convertible debt and interest paid on its previously outstanding Loan and Security Agreement with Horizon Technology Finance dated February 18, 2011, or the Horizon Loan. Nivalis repaid all outstanding principal and interest under the Horizon Loan in full in July 2014 and all principal and accrued interest under Nivalis’ convertible debt converted into equity in September 2014. Also included in interest expense is the amortization of the discount on the Horizon Loan and convertible debt during 2014.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2016

Research and Development Expenses. Research and development expenses for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Research and development expenses	$2,758	$5,567
Decrease from prior period	$(2,809)	—
% change from prior period	(50.5)%	—

The decrease in research and development expenses for the three months ended March 31, 2017, compared to the same period in the prior year was the result of winding down all research and development activities during the first quarter of 2017. During the first quarter of the prior year Nivalis incurred approximately $2.5 million in expenses for cavosonstat Phase 2 clinical trials in CF and approximately $800,000 in expenses for clinical drug manufacturing and long-term toxicology studies. Salaries and benefit expenses decreased by approximately $400,000 during the first quarter of 2017 compared to the prior year due to the workforce reduction. Partially offsetting these decreases were increased stock-based compensation expenses of $1.1 million related to the accelerated vesting of options and restricted stock units (“RSUs”) held by employees affected by the restructuring plan and workforce reduction.

General and Administrative Expenses. General and administrative expenses for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
	(in thousands)
General and administrative expenses	$2,781	$2,367
Increase from prior period	$414	—
% change from prior period	17.5%	—

The increase in general and administrative expenses for the three months ended March 31, 2017, compared to the same period in the prior year was primarily due to stock-based compensation expense of $1.0 million related to the accelerated vesting of options held by employees affected by the restructuring plan and workforce reduction. During this same period, marketing and patent expenses combined decreased by approximately $470,000 due to the wind-down in drug-development activities, while legal expenses increased by approximately $200,000 in support of Nivalis’ pursuit of a potential strategic transaction involving the company. Salaries and benefit expenses decreased by approximately $135,000 during the first quarter of 2017 compared to the prior year due to the workforce reduction.

Restructuring charges. Restructuring charges were approximately $3.5 million for the three months ended March 31, 2017. Nivalis did not have any restructuring charges during the prior year. In November 2016, Nivalis announced that Nivalis’ Phase 2 trial, evaluating the efficacy and safety of cavosonstat in adult patients with CF, had failed to demonstrate a benefit in its primary endpoint. On January 3, 2017, Nivalis announced that its board of directors had initiated a process to explore and review a range of strategic alternatives. At that time, Nivalis engaged a financial advisor and established a Special Committee of the Board of Directors to explore strategic alternatives.

In January 2017, Nivalis committed to a restructuring plan that consisted primarily of a workforce reduction of 25 positions, to a total of five remaining positions in order to conserve cash while Nivalis continued to evaluate strategic alternatives. Nivalis entered into severance and release agreements with employees affected by the workforce reduction and retention agreements with key employees if these employees remained with Nivalis until terminated by the company without cause prior to such date. All employees affected by the workforce reduction received either a lump-sum severance payment or monthly severance payments per the terms of their employment agreements with Nivalis. Certain of these employees also received retention bonus payments that were expensed upon payment and separation from Nivalis during the first quarter of 2017. In accordance with ASC 420, “Exit and Disposal Cost Obligations,” Nivalis is recognizing the restructuring liabilities related to the five remaining positions over the employees’ anticipated service period, which is expected to be the first three quarters of 2017.

Accrued restructuring charges for the three months ended March 31, 2017, in connection with the workforce reduction, comprised principally of monthly or one-time severance payments, retention bonuses and benefits continuation costs, were approximately $3.5 million of which approximately $1.2 million was paid during the first quarter of 2017. As of March 31, 2017, approximately $2.3 million was accrued in remaining restructuring-related payments expected to be paid in the second and third quarters of 2017.

Interest Income. Interest income for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Interest income	$109	$96
Increase from prior period	$13	—
% change from prior period	13.5%	—

The increase in interest income during 2017 over the prior year’s three-month period was due to higher investment interest rates earned on Nivalis’ cash equivalents and marketable securities.

Comparison of the Years Ended December 31, 2016, 2015 and 2014

Research and Development Expenses. Research and development expenses for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Research and development expenses	$23,316	$16,054	$12,200
Increase from prior period	$7,262	$3,854	—
% change from prior period	45.2%	31.6%	—

Fiscal 2016 as compared to Fiscal 2015 – The increase in research and development expenses for the year ended December 31, 2016 compared to the prior year was primarily due to $5.7 million of cavosonstat clinical trial expenses for the Phase 2 trial in patients with CF that was initiated in November 2015 and reached 100% patient enrollment as planned in early July 2016. A second Phase 2 trial in patients with CF initiated in March 2016 added $1.7 million of clinical trial expenses for the year, while $1.2 million was expended on a Phase 1 Multiple Ascending Dose trial initiated and completed in the fourth quarter of 2016. By comparison, during the prior year, Nivalis incurred $3.5 million of clinical trial expenses for Nivalis’ Phase 1b trial that was completed in September 2015. Personnel and other expenses increased by $3 million during the year ended December 31, 2016, compared to the same period of the prior year. These increases were primarily the result of increased staff and related salaries, benefits and stock-based compensation expense.

Fiscal 2015 as compared to Fiscal 2014 – The increase in research and development expenses for the year ended December 31, 2015 compared to the prior year was primarily due to an increase in direct program expenses of $3.4 million and increased personnel and other expenses of $470,000, combined. The increase in direct program expenses for cavosonstat was largely driven by clinical trial expenses increasing by $3.0 million during the comparable periods due to the Phase 1b trial that was initiated during the first quarter of fiscal 2015 and completed in September 2015, the Phase 1a drug-drug interaction trial completed during the third quarter of fiscal 2015 and the Phase 2 triple therapy trial that was initiated during the fourth quarter of fiscal 2015. During fiscal 2014, two smaller Phase 1 safety trials were in process and completed by the end of that year. The remaining increase in direct program expenses for fiscal 2015 for cavosonstat of approximately $2.0 million was attributed to the production of cavosonstat for clinical trials and initiation of long-term toxicology studies.

Partially offsetting these increases were decreased clinical trial expenses for N6022 of $1.6 million during the comparable periods as the Phase 1b trial of N6022 in patients with CF was completed in April 2014. The combined increase in personnel and other expenses during fiscal 2015 compared to the prior year was primarily attributable to increased travel to support the clinical trials and overall increases in insurance.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
General and administrative expenses	$8,586	$6,844	$2,287
Increase from prior period	$1,742	$4,557	—
% change from prior period	25.5%	199.3%	—

Fiscal 2016 as compared to Fiscal 2015 – The increase in general and administrative expenses for the year ended December 31, 2016 compared to the prior year was partially due to increased expenses related to patent and marketing expenses as well as operating on a full-year basis as a publicly-traded company, including increased investor relations expenses. These expense categories on a combined basis increased by $564,000 during the year ended December 31, 2016, compared with the prior year. Additionally, stock-based compensation expense increased by $1.0 million during the year ended December 31, 2016, compared with the prior year, primarily due to stock options granted in September 2015 and September 2016.

Fiscal 2015 as compared to Fiscal 2014 – The increase in general and administrative expenses for the year ended December 31, 2015, compared to the prior year was primarily due to increased expenses related to becoming and operating as a publicly-traded company, including increased salary expense, employee benefits and stock-based compensation expense tied to a revised employee incentive plan and the hiring of a new CEO and CFO during the early part of 2015. Additionally, audit fees, legal support costs, patent expenses, travel costs and various marketing and investor relations expenses increased by approximately $2.5 million during fiscal 2015, compared to the prior year.

Interest and Other Income, Net

Interest income for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
	(in thousands)
Interest and other income, net	$439	$80	$296
Increase (decrease) from prior period	$359	$(216)	—

Fiscal 2016 as compared to Fiscal 2015 – The increase in interest income during 2016 over the prior year period was due to higher investment interest rates earned on a higher average cash and marketable securities balance following the completion of Nivalis’ initial public offering during June 2015.

Fiscal 2015 as compared to Fiscal 2014 – The decrease in interest and other income, net for the year ended December 31, 2015, compared to the prior year was primarily due to approximately $266,000 recorded as a gain during fiscal 2014 due to the change in the fair value of preferred stock warrant liabilities that were adjusted to fair market value. These preferred stock warrant liabilities were reclassified as a component of equity during September 2014. Therefore, no similar mark-to-market adjustment was recorded during 2015. During fiscal 2015, approximately $80,000 was earned as interest on marketable securities.

Interest Expense

There was no interest expense for the year ended December 31, 2016 or 2015 due to full repayment of the Horizon Loan in July 2014 and conversion of the convertible debt in September 2014 compared to the prior year in which interest was paid on the outstanding Horizon Loan and interest accrued on the convertible debt outstanding.

Liquidity and Capital Resources

Since inception, Nivalis has funded its operations primarily through the proceeds from its initial public offering in June 2015 as well as private placements of equity and convertible debt prior to the initial public offering. As of March 31, 2017, Nivalis had cash, cash equivalents and marketable securities of approximately $52.7 million and no debt.

The following table sets forth the primary uses of cash for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Net cash used in operating activities	$(8,436)	$(7,011)
Net cash used in investing activities	(2,838)	(1,950)

Net decrease in cash and cash equivalents	$(11,274)	$(8,961)

The following table sets forth the primary sources and uses of cash for years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Net cash used in operating activities	$(26,259)	$(19,207)	$(14,448)
Net cash provided by (used in) investing activities	25,305	(62,448)	(4)
Net cash provided by financing activities	166	78,834	41,166

Net increase (decrease) in cash and cash equivalents	$(788)	$(2,821)	$26,714

Operating Activities

Three months ended March 31, 2017, as compared to three months ended March 31, 2016. During the first three months of fiscal 2017, Nivalis’ net loss of $8.9 million included noncash charges of $2.7 million, primarily associated with stock-based compensation. During this same period, Nivalis’ net operating liabilities, excluding cash, cash equivalents and marketable securities, decreased by $2.2 million and, when combined with the adjustment for noncash charges, decreased its net cash used in operating activities to $8.4 million. Net operating liabilities decreased primarily because of lower accounts payable and accrued direct program expenses of $3.2 million and decreases in accrued employee benefits of $1.8 million. Slightly offsetting these decreases were increases in accrued restructuring charges of $2.3 million and decreases in prepaid expenses of $462,000. Decreases in accounts payable and accrued direct program expenses were directly related to the wind-down of all research and development operations and related payments of vendor obligations. Accrued employee benefits decreased due to payment of annual employee performance bonuses during January 2017. Accrued restructuring charges increased by $2.3 million specifically related to the accounting for severance payments, retention bonuses and benefit continuation costs for employees affected by the workforce reduction.

During the first quarter of fiscal 2016, Nivalis’ net loss of $7.8 million included noncash charges of $737,000, primarily associated with stock-based compensation. During this same period, Nivalis’ net operating liabilities, excluding cash, cash equivalents and marketable securities, increased by $90,000 and thus decreased

Nivalis’ net cash used in operating activities to $7.0 million. Net operating liabilities increased primarily because of higher accounts payable and accrued direct program expenses of $1.3 million, decreases in accrued employee benefits of $963,000, decreases in accrued other liabilities of $134,000 and increases in prepaid expenses of $69,000. Increases in accounts payable and accrued direct program expenses were directly related to research and development costs for Nivalis’ Phase 2 clinical trial that initiated in November 2015. Accrued employee benefit costs decreased due to payment of employee performance bonuses during February 2016.

Fiscal 2016 as compared to Fiscal 2015 – During the year ended December 31, 2016, Nivalis’ net loss of $31.5 million included noncash charges of $3.4 million, primarily associated with stock-based compensation. During this same period, Nivalis’ net operating liabilities, excluding cash, cash equivalents and marketable securities, increased by $1.8 million from the prior year period, and thus decreased its net cash used in operating activities to $26.3 million. The increase in net operating liabilities is primarily related to higher accrued direct program expenses, accounts payable, and accrued employee benefits of $2.2 million, slightly offset by decreases in accrued other liabilities of $142,000 and increases in prepaid expenses of $282,000. Increases in accrued direct program expenses and accounts payable were directly related to research and development costs for Nivalis’ two Phase 2 clinical trials and a Phase 1 multiple ascending dose trial that were completed or near completion at the end of 2016. Prepaid expenses increased due to the timing of various direct program expense prepayments.

Fiscal 2015 as compared to Fiscal 2014 – During the year ended December 31, 2015, Nivalis’ net loss of $22.8 million included noncash charges of $1.4 million, primarily associated with stock based compensation. During this same period, Nivalis’ net operating liabilities, excluding cash, cash equivalents and marketable securities, increased by approximately $2.2 million and thus decreased its net cash used in operating activities to $19.2 million. Net operating liabilities increased primarily because of higher accrued employee benefits of $1.5 million, increases in accounts payable and accrued direct program expenses of $376,000, increases in other liabilities of $163,000 and decreases in prepaid expenses of $198,000. Accrued employee benefit costs increased due to implementation of the 2015 employee incentive plan that was initiated at the beginning of the year. Increases in accounts payable and accrued direct program expenses were directly related to research and development costs for Nivalis’ Phase 1b clinical trial that completed in September 2015 along with the initiation of the Phase 2 clinical trial during the fourth quarter of 2015.

During fiscal 2014, Nivalis’ net loss of $15.0 million included noncash charges of $570,000. During the same period, Nivalis’ net operating liabilities, excluding cash, cash equivalents and marketable securities, increased by $18,000, largely the result of increased accounts payable and accrued direct program expenses that were offset by decreased employee benefits and increased prepaid expenses.

Investing Activities

The net cash used in investing activities for the three months ended March 31, 2017 and 2016 was primarily related to net purchases of marketable securities.

Fiscal 2016 as compared to Fiscal 2015 – The net cash provided by investing activities of $25.3 million for the year ended December 31, 2016 was primarily related to proceeds from maturities and sales of marketable securities exceeding Nivalis’ purchases of replacement securities during the period.

Fiscal 2015 as compared to Fiscal 2014 – The net cash used in investing activities of $62.4 million for the year ended December 31, 2015 was primarily related to the net purchase of marketable securities.

Financing Activities

Fiscal 2016 as compared to Fiscal 2015 – The cash provided by financing activities for the year ended December 31, 2016 was primarily related to the exercise of stock options and shares issued under the employee stock purchase plan.

Fiscal 2015 as compared to Fiscal 2014 – The cash provided by financing activities for the year ended December 31, 2015 resulted from $78.8 million of net proceeds for the sale of common stock in Nivalis’ initial public offering that closed during June 2015. The cash provided by financing activities for the year ended December 31, 2014 was primarily driven by the receipt of $29.9 million in net proceeds from the sale of convertible preferred stock, receipt of $11.9 million in net proceeds from the issuance of convertible debt and $2.5 million from the release of restricted cash associated with the full repayment of the Horizon Loan. These sources of cash were partially offset by the full repayment of $3.1 million outstanding on the Horizon Loan.

Funding Requirements

Based on Nivalis’ current operating plan, and expectations regarding significantly lower operating expenses following the discontinuation of a substantial portion of its research and development activities and the subsequent restructurings in the first quarter of 2017, Nivalis expects its $52.7 million in cash, cash equivalents, and marketable securities as of March 31, 2017 will be sufficient to fund operations for at least the next twelve months. This estimate assumes no additional funding from equity financings or debt and is subject to numerous risks and uncertainties. Nivalis’ present and future funding requirements will depend on many factors, including but not limited to:

•	its ability to successfully consummate the merger or, if the merger is not completed, another strategic transaction involving the company;

•	the timing, complexity and costs required for completion of the merger, or, if the merger is not completed, any transaction that may result from a further review of strategic alternatives;

•	personnel-related expenses, including salaries, benefits, stock-based compensation expense and other compensation costs related to implementing Nivalis’ restructuring plan;

•	the costs associated with archiving company records related to its research and development, and general and administrative activities;

•	the costs of storing drug substance and drug product in compliance with cGMP requirements;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the extent to which Nivalis may elect to resume drug development activities in the future, if at all; and

•	costs that may be incurred in responding to disruptive actions by activist shareholders.

For more information as to the risks associated with Nivalis’ future funding requirements see the risk factors under the section entitled “Risk Factors – Risks Relating to Nivalis” elsewhere in this proxy statement/prospectus/information statement.

Critical Accounting Policies and Significant Judgments and Estimates

There were no changes to the critical accounting policies of Nivalis since it filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 with the SEC. For a description of its critical accounting policies, please refer to such Quarterly Report on Form 10-Q as well as Nivalis’ Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2016.

Contractual Obligations and Commitments

The following table summarizes Nivalis’ contractual obligations at March 31, 2017:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$107	$107	$—	$—	$—
Operating leases	25	25	—	—	—

Total obligations	$132	$132	$0	$—	$—

The following table summarizes Nivalis’ contractual obligations at December 31, 2016:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$1,678	$1,678	$0	$—	$—
Operating leases	375	295	80	—	—

Total obligations	$2,053	$1,973	$80	$—	$—

Nivalis has historically entered into contracts with third parties to provide future services, which included research and development, clinical development support and testing services. Nivalis also had an operating lease obligation for office and laboratory space, which originally expired on March 31, 2018. On February 9, 2017, Nivalis elected to exercise Nivalis’ right to terminate the lease earlier than its original term, with an effective termination date of April 30, 2017, and paid the required $25,000 termination fee to the landlord. As a result, approximately $241,000 of future operating lease obligations listed in the above table as of December 31, 2016 will not be paid.

Related Party Transactions

At various points during fiscal year 2014, Nivalis issued an aggregate of $12.0 million of convertible debt to certain existing investors. The loans and all accrued interest were converted in full on September 23, 2014 to Series 1 convertible preferred stock.

Off-Balance Sheet Arrangements

Nivalis did not have during the periods presented, and Nivalis does not currently have, any off-balance sheet activities, as defined in Item 303(a)(4) of Regulation S-K.

Tax Loss Carryforwards

As of December 31, 2016, Nivalis had federal income loss carryforwards, state income loss carryforwards, research and development credits and orphan drug credits of $75.7 million, $83.0 million, $2.0 million and $7.3 million, respectively that begin to expire in 2032 for both federal and state purposes. The utilization of the federal net operating loss carryforwards and credits may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code and state laws. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss, or NOL, carryforwards, other tax carryforwards, tax credits, and certain built-in losses upon an ownership change as defined by that section. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in Nivalis’ common stock by more than 50 percentage points over a three year testing period, or a Section 382 Ownership Change. If Nivalis has undergone a Section 382 Ownership Change, an annual limitation would be imposed on certain tax attributes of Nivalis, including NOL and capital loss carryforwards, and certain other losses and credits. Such a Section 382 Ownership Change may occur as a result of the completion of the merger. As of March 31, 2017, Nivalis has not performed a formal study to determine whether there are Section  382 limitations that apply and such limitations could be significant.

JOBS Act

Nivalis qualifies as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as Nivalis is an “emerging growth company,” Nivalis may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, Nivalis has chosen to “opt out” of such extended transition period, and as a result, Nivalis plans to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that its decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

Refer to Nivalis’ discussion of recently adopted accounting pronouncements and other recent accounting pronouncements in Note 3 – Summary of Significant Accounting Policies to the accompanying unaudited financial statements of Nivalis for the three months ended March 31, 2017 and Note 3 – Summary of Significant Accounting Policies to the accompanying audited financial statements of Nivalis for the fiscal year ended December 31, 2016 included elsewhere in this proxy statement/prospectus/information statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Nivalis is exposed to market risk related to changes in interest rates. As of March 31, 2017, Nivalis had cash, cash equivalents and marketable securities of $52.7 million, consisting of deposits with commercial banks in checking, interest-bearing and demand money market accounts, reverse repurchase agreements, corporate debt securities, U.S. treasury securities and obligations of U.S. government agencies. The primary objectives of Nivalis’ investment policy are to preserve principal and maintain proper liquidity to meet operating needs.

Nivalis’ investment policy specifies credit quality standards for its investments and limits the amount of credit exposure to any single issue, issuer or type of investment. Nivalis’ primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because its investments are in short-term securities. Due to the short-term duration of Nivalis’ investment portfolio and the low risk profile of its investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of its portfolio.

ALPINE MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Alpine’s financial condition and results of operations together with the “Selected Historical Financial Data of Alpine” and Alpine’s financial statements and accompanying notes thereto included elsewhere in this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/information statement, including information with respect to Alpine’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus/information statement, Alpine’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Alpine is a development-stage specialty pharmaceutical company focused on discovering and developing protein-based immunotherapies targeting the immune synapse to treat cancer, inflammatory disorders, and other diseases. Alpine’s proprietary Variant Immunoglobulin Domain™ (“vIgD™”) scientific platform uses a process known as directed evolution to create therapeutics potentially capable of modulating human immune system proteins.

Alpine’s goal is to create modern therapies targeting the immune synapse, using Alpine’s directed-evolution based discovery platform to potentially treat patients with serious conditions such as cancer and inflammatory diseases. To achieve Alpine’s goal, Alpine currently plans to:

•	move Alpine’s lead program ALPN-101 for the treatment of inflammatory diseases to clinical trials;

•	advance Alpine’s multi-checkpoint inhibitor program;

•	develop Alpine’s V-mAb program; and

•	maximize the value of Alpine’s pipeline and platform via partnering activities.

Alpine’s operations to date have been limited to business planning, raising capital, developing Alpine’s platform technology, identifying potential immunotherapy candidates, and other research and development. To date, Alpine has financed operations primarily through private placements of convertible preferred stock and funds received from a license and research agreement. Alpine does not have any products approved for sale and has not generated any product sales. Since inception and through March 31, 2017, Alpine has raised an aggregate of $21.0 million to fund operations, of which $5.5 million was through a license and research agreement and $15.5 million was from the sale of convertible preferred stock. As of March 31, 2017, Alpine had cash and cash equivalents totaling $13.6 million.

Since inception, Alpine has incurred operating losses. Alpine incurred a net loss of $1.2 million for the year ended December 31, 2016 and $0.4 million for the year ended December 31, 2015. Alpine recorded a net loss of $2.0 million for the three months ended March 31, 2017 and net income of $0.1 million for the three months ended March 31, 2016. As of March 31, 2017, Alpine had an accumulated deficit of $3.6 million. Alpine expects to continue incurring significant expenses and operating losses for at least the next several years as it:

•	initiates and completes clinical trials for product candidates, including ALPN-101, a dual ICOS/CD28 antagonist program targeting inflammatory disorders;

•	contracts to manufacture product candidates;

•	advances research and development related activities to expand the product pipeline;

•	maintains, expands and protects the intellectual property portfolio;

•	hires additional staff, including clinical, scientific, and management personnel; and

•	adds operational and finance personnel to support product development efforts and, if the merger is approved, to support operating as a public company.

Alpine does not expect to generate significant revenue unless and until it successfully completes development of, obtains marketing approval for and commercializes product candidates, either alone or in collaboration with third parties. Alpine expects these activities will take several years and its success in these efforts is subject to significant uncertainty. Accordingly, Alpine expects it will need to raise additional capital prior to the regulatory approval and commercialization of any of its product candidates. Until such time, if ever, that Alpine generates substantial product revenues, Alpine expects to finance its operations through public or private equity or debt financings, collaborations or licenses, capital lease transactions or other available financing transactions. However, Alpine may be unable to raise additional funds through these or other means when needed.

Pending Merger Agreement

On April 18, 2017, Alpine, Merger Sub and Nivalis entered into a Merger Agreement pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the merger.

On April 18, 2017, prior to execution and delivery of the Merger Agreement, and as contemplated by the Merger Agreement, certain holders of Alpine’s Series A-1 Preferred Stock agreed, subject to the terms and conditions of the Series A Preferred Stock Purchase Agreement dated June 10, 2016, to purchase an aggregate total of 5,931,198 shares of Alpine’s Series A-1 Preferred Stock for an aggregate total of $16.7 million.

The merger is intended to qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, each outstanding share of Alpine common stock will be converted into the right to receive shares of Nivalis common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Nivalis common stock if determined necessary or appropriate by Alpine, Nivalis and Merger Sub) such that, immediately following the Effective Time, preexisting Nivalis stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and preexisting Alpine stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis.

Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine have entered into the Subscription Agreement with Alpine, pursuant to which such stockholders have agreed, subject to the terms and conditions of such Subscription Agreement, to purchase immediately prior to the closing of the merger shares of Alpine’s capital stock for an aggregate purchase price of approximately $17.0 million. The consummation of the transactions contemplated by the Subscription Agreement is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Nivalis and Alpine, and satisfaction of minimum net cash thresholds by each of Nivalis and Alpine. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Alpine (solely in their respective capacities as Alpine stockholders) have entered into a support agreement with Nivalis to vote their shares of Alpine capital stock in favor of adoption of the Merger Agreement (the “Alpine Support Agreement”), subject to the terms of such support agreement and (ii) certain executive officers, directors and stockholders of Nivalis (solely in their respective capacities as Nivalis stockholders) have entered into support agreements with Alpine to vote, subject to the terms of such support agreements, all of their shares of Nivalis common stock in favor of approval of the Merger Agreement (the “Nivalis Support Agreements”, and together with the Alpine Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and, other than the Nivalis Support Agreement delivered by The Estate of Arnold H. Snider, III, place certain restrictions on the transfer of the shares of Nivalis and Alpine held by the respective signatories thereto. The Support Agreements to be executed by certain stockholders of Nivalis affiliated with Deerfield Management Company, L.P. contain certain exceptions to the restrictions on transfer of the shares of Nivalis held by the respective signatories thereto.

The Merger Agreement contains certain termination rights for both Nivalis and Alpine, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $2.5 million, or in some circumstances reimburse the other party’s expenses up to a maximum of $1.0 million. At the Effective Time, the board of directors of Nivalis is expected to consist of six members, four of whom will be designated by Alpine and two of whom will be designated by Nivalis. In addition, it is anticipated that Nivalis’ board of directors will appoint a seventh member following the close of the merger who is unaffiliated with either Nivalis or Alpine and who will be designated by the consent of a majority of the other members of Nivalis’ board of directors.

Financial Overview

Revenue

Collaboration and Licensing Revenue

Alpine derives all of its revenue from a license and research agreement. In October 2015, Alpine entered into a License and Research Agreement (the “Collaboration”) with Kite Pharma, Inc., a Delaware corporation (“Kite”) providing Kite with access to two TIP programs for use in Kite’s ECT programs. Alpine received $5.5 million in up-front cash and is eligible to receive up to $530.0 million in developmental, clinical, and regulatory milestones in addition to royalties on any products containing Alpine’s TIPs. In the collaboration, Alpine provides the TIPs and performs in vitro testing, while Kite is responsible for in vivo testing, manufacturing, and clinical trials. Kite will receive an exclusive, worldwide license to research, develop and commercialize engineered autologous T cell therapies incorporating two TIP programs coming from Alpine’s platform.

Alpine has recognized $4.2 million in revenue from inception through March 31, 2017 related to the Collaboration. Alpine may generate revenue in the future from milestone payments made pursuant to the Kite Collaboration, or from payments from future license or collaboration agreements, product sales or government contracts and grants. Alpine expects that any revenue it generates will fluctuate from quarter to quarter.

Research and Development Expenses

Alpine focuses its resources on research and development activities, including the conduct of preclinical studies and product development and expenses such costs as they are incurred. Alpine’s research and development expenses consist of:

•	employee-related expenses, including salaries, benefits, taxes, travel and stock-based compensation expense for personnel in research and development functions;

•	expenses related to process development and production of product candidates paid to contract manufacturing organizations (“CMOs”);

•	costs associated with preclinical activities and regulatory operations, including the cost of acquiring, developing and manufacturing research material; and

•	allocation of facilities, depreciation and amortization of laboratory equipment and other expenses.

From inception through March 31, 2017, Alpine has incurred $5.3 million in research and development expenses. Alpine plans to increase its research and development activities for the foreseeable future as it continues to develop its platform and product candidates.

The successful development of Alpine’s platform and product candidates is highly uncertain. At this time, Alpine cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to finish developing any of its product candidates or the period in which material net cash, if any, from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•	the scope, rate of progress, expense and results of planned clinical trials that Alpine may conduct;

•	the scope, rate of progress and expense of process development;

•	preclinical and other research activities; and

•	the timing of regulatory approvals.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for employees in executive, business development and finance functions. Other significant general and administrative expenses include professional fees for accounting and legal services, expenses associated with obtaining and maintaining patents and other intellectual property and allocation of facilities costs.

From inception through March 31, 2017, Alpine has incurred $2.5 million in general and administrative expenses. Alpine expects that general and administrative expenses will increase as it expands infrastructure to support operating as a public company. These increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for directors, outside consultants, lawyers and accountants. Alpine expects to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Interest Income

Interest income consists of interest earned on Alpine’s cash and cash equivalents. Alpine expects its interest income to increase following the completion of the merger as it invests the net proceeds from the financing contemplated by the Subscription Agreement, pending their use in operations.

Income Tax Expense

Alpine had federal taxable income in 2016, due to acceleration of its deferred revenue balance under Rev. Proc. 2004-34. Consequently, Alpine has recorded current federal and state income tax payable for the year ended December 31, 2016.

Critical Accounting Policies and Significant Judgments and Estimates

Alpine’s management discussion and analysis of its financial condition and results of operations is based on its financial statements, which were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of these financial statements requires Alpine to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Alpine evaluates these estimates and judgments on an ongoing basis. Alpine bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Alpine’s actual results may differ from these estimates under different assumptions or conditions.

While Alpine’s significant accounting policies are more fully described in Note 2 to its financial statements appearing at the end of this proxy statement/prospectus/information statement, Alpine believes that the following accounting policies are the most critical to fully understanding and evaluating its financial condition and results of operations.

Revenue Recognition

Alpine recognizes revenue when each of the following four criteria is met: (i) persuasive evidence of an arrangement exists; (ii) products are delivered or as services are rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Alpine recognizes revenue under its collaboration with Kite in accordance with the guidelines on multiple elements or deliverables that may include (i) grants of licenses, or options to obtain licenses, to intellectual property, (ii) research and development services, and/or (iii) manufacturing or supply services. Payments typically received under these arrangements include one or more of the following: non-refundable, upfront license fees; option exercise fees; funding of research and/or development efforts; amounts due upon the achievement of specified objectives; and/or royalties on future product sales.

The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable. To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit using the relative selling price method. The allocated consideration for each unit of accounting is recognized based on the method most appropriate for that unit of account and in accordance with the revenue recognition criteria detailed above. If there are deliverables in an arrangement that are not separable from other aspects of the contractual relationship, they are treated as a combined unit of accounting, with the allocated revenue for the combined unit recognized in a manner consistent with the revenue recognition criteria applicable to the final deliverable in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met. The $5.5 million upfront payment was treated as one unit of accounting and is being recognized straight-line based on management’s estimated rate to complete the research term of the agreement.

The Collaboration Agreement provides for non-refundable milestone payments. Alpine recognizes revenue that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. A milestone is considered substantive when the consideration payable to Alpine for such milestone (i) is consistent with Alpine’s performance necessary to achieve the milestone or the increase in value to the collaboration resulting from Alpine’s performance, (ii) relates solely to Alpine’s past performance and (iii) is reasonable relative to all of the other deliverables and payments within the arrangement. In making this assessment, Alpine considers all facts and circumstances relevant to the arrangement, including factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the milestone, the level of effort and investment required to achieve the milestone and whether any portion of the milestone consideration is related to future performance or deliverables.

Alpine will periodically review the estimated performance periods under the Collaboration—which provides for non-refundable upfront payments and fees. Alpine will adjust the periods over which revenue should be recognized when appropriate to reflect changes in assumptions relating to the estimated performance periods. Alpine could accelerate revenue recognition in the event of early termination of programs or if Alpine’s expectations change. Alternatively, Alpine could decelerate revenue recognition if programs are extended or delayed. While such changes to Alpine’s estimates have no impact on Alpine’s reported cash flows, the timing of revenue recorded in future periods could be materially impacted.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expense, consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs and allocated overhead including depreciation and amortization, rent and utilities. Research and development costs that are paid in advance of performance are recorded as a prepaid expense and amortized over the service period as the services are provided.

Stock-Based Compensation

Alpine accounts for all stock-based compensation granted to employees and non-employees using a fair value method. Stock-based compensation awarded to employees and non-employees is measured at the grant date fair value for stock option grants. Alpine uses the Black-Scholes option pricing model to estimate the fair value of stock options at the grant date. Stock-based compensation to employees is recognized over the requisite service period of the awards, usually the vesting period, on a straight-line basis. Stock-based compensation awarded to non-employees is revalued over its vesting period using a Black-Sholes option pricing model. For performance-based awards where the vesting of the options may be accelerated upon the achievement of certain milestones, vesting and the related stock-based compensation is recognized as an expense when it is probable the milestone will be met. Alpine recognizes forfeiture of awards as they occur rather than estimating the expected forfeiture rate.

When awards are modified, Alpine compares the fair value of the affected award measured immediately prior to modification to its value after modification. To the extent that the fair value of the modified award exceeds the original award, the incremental fair value of the modified award is recognized as compensation on the date of modification for vested awards, and over the remaining vesting period for unvested awards.

Common Stock Fair Value

The per share estimated fair value of common stock represents the determination by Alpine’s board of directors of the fair value of its common stock as of the date of grant, taking into consideration various objective and subjective factors, including those discussed below. Alpine computed the per share estimated fair value for stock option grants based on the Black-Scholes option valuation model.

Historically, Alpine has granted stock options at exercise prices equal to the estimated fair value of its common stock. Due to the absence of an active market for its common stock, the fair value for purposes of determining the exercise price for stock option grants was determined by Alpine’s board of directors, with the assistance and upon the recommendation of management, in good faith based on a number of objective and subjective factors including:

•	the prices of Alpine’s convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences and privileges of the convertible preferred stock as compared to those of its common stock, including the liquidation preferences of the convertible preferred stock;

•	Alpine’s results of operations, financial position and the status of research and development efforts;

•	the composition of, and changes to, Alpine’s management team and board of directors;

•	the likelihood of achieving a liquidity event for the holders of Alpine’s common stock and stock options, such as an initial public offering, given prevailing market conditions, or a strategic merger or sale of Alpine;

•	the lack of liquidity of Alpine’s common stock as a private company;

•	the material risks related to Alpine’s business;

•	achievement of enterprise milestones, including results of development programs and entering into or terminating collaboration and license agreements;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	valuations prepared in accordance with methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding Alpine’s future performance, including the successful completion of future clinical trials and the time to liquidity, as well as the determination of the appropriate valuation methods at each valuation date. If Alpine had made different assumptions, its valuation could have been different. The foregoing valuation methodologies are not the only methodologies available, and they will not be used to value the combined organization’s common stock if the merger is completed. Accordingly, stockholders and investors should not place undue reliance on the foregoing valuation methodologies as an indicator of the combined organization’s future stock price.

Results of Operations

Comparison of Three Months Ended March 31, 2017 and 2016

The following table summarizes Alpine’s results of operations for the three months ended March 31, 2017 and 2016 (in thousands):

	Three Months Ended March 31,		Increase/ (Decrease)
	2017	2016
	(unaudited)
Revenues	$737	$737	$—
Operating expenses:
Research and development	1,858	421	1,437
General and administrative	873	220	653

Total operating expenses	2,731	641	2,090

Income (loss) from operations	(1,994)	96	(2,090)
Interest income	5	4	1

Net income (loss) attributable to common stockholders	$(1,989)	$100	$(2,089)

Revenues

The $0.7 million in total revenues for each period was attributable to the collaboration with Kite. Alpine recognizes the Collaboration revenue on a straight-line basis starting from the inception of the agreement through the estimated period over which Alpine expects to perform the research and development services.

Research and Development Expenses

The $1.4 million increase in research and development expenses was primarily attributable to an increase of $0.9 million in personnel-related expenses as a result of growth in headcount to support ongoing discovery and development programs, $0.4 million in direct laboratory and support costs and an increase of $0.1 million in allocated overhead for facility and equipment.

General and Administrative Expenses

The $0.7 million increase in general and administrative expenses was primarily attributable to the $0.5 million increase in professional service fees to support Alpine’s preparations for the potential merger, a $0.1 million increase in personnel-related expenses primarily related to an increase in administrative headcount, and a $0.1 million increase in facility costs to support the growth and expansion of its business.

Comparison of the Fiscal Years Ended December 31, 2016 and 2015

The following table summarizes Alpine’s results of operations for the fiscal years ended December 31, 2016 and 2015 (in thousands):

	Years Ended December 31,		Increase/ (Decrease)
	2016	2015
Revenues	$2,950	$492	$2,458
Operating expenses:
Research and development	2,989	422	2,567
General and administrative	1,149	441	708

Total operating expenses	4,138	863	3,275

Loss from operations	(1,188)	(371)	(817)
Interest income	22	2	20

Loss before taxes	(1,166)	(369)	(797)
Income tax expense	(66)	—	(66)

Net loss attributable to common stockholders	$(1,232)	$(369)	$(863)

Revenues

The $2.5 million increase was attributable to a full year of revenue recognized under the collaboration with Kite as opposed to only three months in 2015 as the agreement was entered into in October 2015.

Research and Development Expenses

The $2.6 million increase was primarily attributable to an increase of $1.6 million in personnel-related expenses as a result of growth in headcount to support ongoing research and development programs, $0.7 million in direct laboratory and support costs and an increase of $0.3 million in allocated overhead for facility and equipment.

General and Administrative Expenses

The $0.7 million increase was primarily attributable to the $0.3 million increase in professional service fees to support Alpine’s growth in headcount to support ongoing operations, a $0.3 million increase in personnel-related expenses, primarily related to an increase in administrative headcount to support the growth and expansion of Alpine’s business and $0.1 million increase for facility costs.

Income Tax Expense

Alpine had a net loss before tax of $1.2 million and $0.4 million for 2016 and 2015, respectively. Alpine had taxable income of $0.4 million in 2016 due to acceleration of its deferred revenue balance under Rev. Proc. 2004-34. Consequently, Alpine recorded current federal and state income tax payable for the year-ended December 31, 2016 of $0.1 million.

Liquidity and Capital Resources

Alpine has incurred a cumulative loss and cumulative negative cash flow from operations since its inception on December 30, 2014 and, as of March 31, 2017, Alpine had an accumulated deficit of $3.6 million. As of March 31, 2017, it had cash and cash equivalents of $13.6 million. Alpine has raised gross proceeds of $15.5 million from preferred stock financings as of March 31, 2017, and has entered into additional financing arrangements, as disclosed in more detail below.

Currently, Alpine’s funds are held in checking accounts and highly liquid money market funds in the United States. To date, it has financed its operations primarily through private placements of its preferred stock and funding received from the Collaboration. Alpine anticipates that it will continue to incur losses and that such losses will increase for the foreseeable future. Alpine expects that its research and development and general and administrative expenses will continue to increase and, as a result, Alpine will need additional capital to fund its operations, which it may raise through a combination of equity offerings, debt financings, third-party funding, and other collaborations and strategic alliances.

Financing Agreement

In April, 2017, prior to execution and delivery of the Merger Agreement, and as contemplated by the Merger Agreement, certain holders of Alpine’s Series A-1 convertible preferred stock purchased an aggregate total of 5,931,198 shares of Alpine’s Series A-1 convertible preferred stock for an aggregate total of $16.7 million in proceeds. In addition, contemporaneously with the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine entered into the Subscription Agreement with Alpine to purchase additional shares of Alpine’s capital stock for an aggregate purchase price of $17.0 million, to take place immediately prior to the closing of the proposed merger.

Long-Term Financing

Alpine has an agreement with a financial institution that enables Alpine to request up to $5.0 million in term loan advances of not less than $0.5 million each. Up to $4.0 million can be drawn down prior to July 1, 2017. The remaining $1.0 million can only be drawn down upon achieving certain milestones and expires on December 31, 2017. Interest accrues at a floating per annum rate equal to the Prime Rate minus one and three-quarters of one percent. There is no commitment fee, however a final payment fee of 7.5% on any term loan advance must be made upon the repayment of such term loan advance.

Each term loan advance has an interest-only period that expires on July 1, 2018, at which point Alpine will make thirty consecutive equal monthly payments of principal (each in an amount that would fully amortize any outstanding term loan advances), plus accrued interest.

Alpine had not requested any term loan advances at December 31, 2016 or March 31, 2017.

Plan of Operations and Future Funding Requirements

To date, Alpine has not generated any product sales. Alpine does not know when, or if, it will generate revenue from product sales. Alpine will not generate significant revenue from product sales unless and until it obtains regulatory approval and commercializes one of its current or future product candidates. Alpine anticipates that it will continue to generate losses for the foreseeable future, and it expects the losses to increase as it continues the development of, and seeks regulatory approvals for, its product candidates, and begins to commercialize any approved products. Alpine is subject to risks in the development of its products, and Alpine may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business, including, but not limited to, those discussed in the section titled “Risk Factors—Risks Related to Alpine” included elsewhere in this proxy statement/prospectus/information statement. Upon the closing of the merger, Alpine expects to incur additional costs associated with operating as a public company.

Alpine believes that the net proceeds from the Subscription Agreement and its other funding arrangements, its existing cash, and, to the extent the merger is completed, the existing cash of Nivalis, will be sufficient to fund its projected operating requirements through at least the next 12 months. Alpine may require additional capital for the further development of its existing product candidates and may also need to raise additional funds sooner than anticipated to pursue other development activities related to additional product candidates.

Unless and until Alpine can generate and maintain sufficient revenues from its products to achieve a positive operating cash flow, it expects to finance cash needs through public or private equity or debt offerings or non-dilutive financings such as collaboration agreements or research grants. Additional capital may not be available to Alpine on reasonable terms, if at all. If Alpine is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. If Alpine raises additional funds through the issuance of additional debt or equity securities, it could result in increased fixed payment obligations or in dilution to its existing stockholders, respectively. Any securities that it may issue in the future may also have rights senior to those of its common stock. If Alpine incurs indebtedness, it could also become subject to covenants that would restrict its operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Any of these events could significantly harm Alpine’s business, financial condition, results of operations and potential prospects.

Alpine’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary materially. Alpine has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects. Alpine’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of clinical trials for its product candidates;

•	the outcome, timing and cost of regulatory approvals by the FDA and European regulatory authorities, including the potential for these agencies to require that it perform studies in addition to those that it currently has planned;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	its need to expand its research and development activities;

•	its need and ability to hire additional personnel;

•	its need to implement additional infrastructure and internal systems;

•	its need to add personnel and financial and management information systems to support its product development and potential future commercialization efforts, and to enable it to operate as a public company; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which it may receive regulatory approval.

If Alpine cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, financial condition and results of operations could be materially adversely affected.

Cash Flows

The following is a summary of cash flows for the years ended December 31, 2016 and 2015 and the three months ended March 31, 2017 and 2016 (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2016	2015	2017	2016
			(unaudited)
Net cash provided by (used in) operating activities	$(3,797)	$4,820	$(2,164)	$(448)
Net cash used in investing activities	(782)	(7)	(108)	(151)
Net cash provided by financing activities	10,975	610	4,021	—

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was $3.8 million for the year ended December 31, 2016, compared to net cash provided by operating activities of $4.8 million for the year ended December 31, 2015. The increase in cash used in operating activities from 2015 to 2016 was primarily due to an increase in research and development personnel-related expenses as a result of growth to support product development. For the year ended December 31, 2015, cash provided by the Collaboration was $5.5 million and was offset by $0.9 million in operating expenses.

Net cash used in operating activities was $2.2 million for the three months ended March 31, 2017, compared to $0.4 million for three months ended March 31, 2016. The increase in cash used in operating activities was primarily due to ongoing pre-clinical costs to support platform development and increases in personnel-related expenses as a result of growth to support product development.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.8 million for the year ended December 31, 2016 and was negligible for the year ended December 31, 2015. Net cash used in investing activities for the year ended December 31, 2016 primarily related to the purchase of property and equipment to build out Alpine’s laboratory at its current Seattle facility that it moved into in 2016.

Net cash used in investing activities was $0.1 million during the three months ended March 31, 2017, compared to $0.2 million during the three months ended March 31, 2016. Net cash used in investing activities for both periods presented primarily related to the purchase of property and equipment to build out Alpine’s laboratory at its current Seattle facility that it moved into in 2016.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $11.0 million for the year ended December 31, 2016, compared to $0.6 million for the year ended December 31, 2015. Net cash provided by financing activities for the periods presented primarily related to the sale of convertible preferred stock. In 2016, Alpine sold shares of Series Seed convertible preferred stock for proceeds of $0.6 million and shares of Series A-1 convertible preferred stock for net proceeds of $10.3 million. In 2015, Alpine sold shares of Series Seed convertible preferred stock for proceeds of $0.6 million.

Net cash provided by financing activities was $4.0 million for the period ended March 31, 2017 from proceeds from the sale of Series A-1 convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes Alpine’s contractual obligations at December 31, 2016:

(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$1,647	$533	$1,114	$—	$—

Operating leases

Operating leases represent future minimum lease payments under non-cancelable operating leases in effect as of December 31, 2016, including the remaining lease payments for Alpine’s headquarters in Seattle. The minimum lease payments above do not include real estate taxes or other leasehold-related charges.

Off-Balance Sheet Arrangements

As of December 31, 2015, and 2016, Alpine did not have any off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Alpine is exposed to certain market risks arising from transactions in the normal course of business. Such risk is principally associated with interest rates.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Nivalis

Pursuant to the Merger Agreement, all of the current executive officers of Nivalis will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Organization Following the Merger

Nivalis’ board of directors is currently composed of six directors. Following the merger, Nivalis’ board of directors will be increased to seven directors. Pursuant to the Merger Agreement, all of the current directors of Nivalis, other than two designees selected by Nivalis to remain on Nivalis’ board of directors, shall resign from Nivalis’ board of directors at or prior to the Effective Time. The two directors designated by Nivalis will then elect, effective as of the Effective Time, four designees selected by Alpine, each to serve as members of Nivalis’ board of directors. Following the consummation of the merger, it is anticipated that Nivalis’ board of directors will have one vacancy which will be reserved for one designee that is unaffiliated with either Nivalis or Alpine and who will be designated by the consent of a majority of the other members of Nivalis’ board of directors.

Following the merger, the management team of Nivalis is expected to be composed of the current management team of Alpine. The following table lists, as of as of May 1, 2017, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of Nivalis upon completion of the merger:

Name	Age	Position(s)
Executive Officers
Mitchell H. Gold, M.D.	50	Executive Chairman; and Chief Executive Officer
Jay Venkatesan, M.D.	45	President; and Director
Stanford Peng M.D., Ph.D.	46	Executive Vice President of Research and Development; and Chief Medical Officer
Paul Rickey	38	Senior Vice President; and Chief Financial Officer

Non-Employee Directors
Peter Thompson, M.D.	58	Director
James N. Topper, M.D., Ph.D.	55	Director
Paul Sekhri	59	Director
Robert Conway	63	Director

Executive Officers

Mitchell H. Gold, M.D. has served as Alpine’s Chief Executive Officer since June 2016 and has served as Executive Chairman and as a member of Alpine’s board of directors since January 2015. Prior to co-founding Alpine, Dr. Gold was Chairman and Founder of Alpine Biosciences, a privately-held biotech company, from 2012 to 2014. From 2001 to 2012, Dr. Gold served in a variety of roles with Dendreon Corporation (which has since been acquired by Valeant Pharmaceuticals International, Inc. through an asset purchase agreement), including President, Chief Executive Officer, and Chairman of the board of directors. Earlier in his career, Dr. Gold served as Vice President of Business Development at Data Critical from 2000 to 2001. From 1995 to 2000, Dr. Gold was President and Chief Executive Officer of Elixis Corporation. Dr. Gold is currently a Managing Partner at Alpine BioVentures. Dr. Gold holds an M.D. from Rush Medical College of Rush University Medical Center and a B.S. in Biology from the University of Wisconsin.

Nivalis believes that Dr. Gold possesses specific attributes that qualify him to serve as a member of Nivalis’ board of directors, including more than 20 years of experience in senior executive management roles with both early stage and public biopharmaceutical companies.

Jay Venkatesan, M.D. served as Alpine’s Chief Executive Officer from November 2015 to June 2016 before transitioning to Alpine’s President in June 2016. Dr. Venkatesan has served as a member of Alpine’s board of directors since November 2015. Prior to joining Alpine, Dr. Venkatesan was the Executive Vice President and General Manager of Oncothyreon, Inc. (now Cascadian Therapeutics) from August 2014 to May 2015 following Oncothyreon’s acquisition of Alpine Biosciences, where he served as co-founder and Chief Executive Officer. Previously, Dr. Venkatesan was the Founder, Portfolio Manager, and Managing Director of Ayer Capital Management, a global healthcare equity fund from 2008 to 2013. Prior to that, he was a Director at Brookside Capital Partners from 2002 to 2007. Earlier in his career, Dr. Venkatesan was involved in healthcare investing at Partricof & Co. Ventures from 1995 to 1996 and consulting at McKinsey & Company from 1993 to 1995. Dr. Venkatesan is currently a Managing Partner at Alpine BioVentures. In addition, Dr. Venkatesan currently serves on the board of directors of Lion Biotechnologies (NASDAQ: LBIO), Transplant Genomics, CellBioTherapy, and Exicure Therapeutics. Dr. Venkatesan received an M.D. from the University of Pennsylvania School of Medicine, an M.B.A. from the Wharton School of the University of Pennsylvania, and a B.A. in Chemistry from Williams College.

Nivalis believes that Dr. Venkatesan possesses specific attributes that qualify him to serve as a member of Nivalis’ board of directors, including his experience on the boards of and in management positions with biopharmaceutical companies, including publicly-traded companies.

Stanford Peng, M.D., Ph.D. has served as Alpine’s Executive Vice President of Research and Development and Chief Medical Officer since September 2016. Prior to joining Alpine, Dr. Peng was Chief Medical Officer and head of clinical development at Stemcentrx, providing strategic oversight of the company’s clinical and translational programs from 2015 to 2016. Previously, Dr. Peng was Executive Medical Director at Seattle Genetics where he developed multiple programs for antibody-drug conjugates from 2014 to 2015. Earlier in his career, he directed translational research and auto-immune related clinical trials as head of the Rheumatology Clinical Research Unit at the Benaroya Research Institute from 2009 to 2014 and served as Senior Director, Clinical Research and Exploratory Development at Roche from 2005 to 2008. Between 2009 and 2014, Dr. Peng also served as Member Physician at Virginia Mason Medical Center. Dr. Peng served as an Assistant Professor at the Washington University School of Medicine from 2002 to 2005. From 2008 to 2009, Dr. Peng served as Senior Director at ARYx Therapeutics, Inc. (NASDAQ: ARYX). Dr. Peng received an M.D. and Ph.D. in biology from the Yale University School of Medicine and a B.A. in music and B.S. in biological sciences from Stanford University.

Paul Rickey has served as Alpine’s Senior Vice President and Chief Financial Officer since April 2017. Mr. Rickey is an experienced executive who has spent nearly 16 years guiding financial strategy in the life sciences and technology industries. Prior to his joining Alpine in 2017, Mr. Rickey served as Chief Financial Officer of Sound Pharmaceuticals, overseeing finance, accounting and human resources. Before joining Sound Pharmaceuticals in 2016, Mr. Rickey was Vice President of Finance and Administration of Immune Design Corp., (NASDAQ:IMDZ) a publicly traded biotechnology company, where he helped complete the company’s private offerings, initial public offering, and follow-on financing, and also oversaw the corporate development, accounting and human resource functions. Before joining Immune Design in 2009, Mr. Rickey was Corporate Controller of Northstar Neuroscience, a publicly-traded medical device company, where he managed the company’s finance and accounting groups following Northstar’s initial public offering. Prior to his role at Northstar Neuroscience, Mr. Rickey was the accounting manager for Mobliss, Inc., a mobile technology company that was sold to Index Corp., of Japan. Mr. Rickey started his finance career at Ernst & Young LLP. Mr. Rickey graduated from the University of Washington with a B.A. and Masters in Professional Accounting and is a Certified Public Accountant.

Non-Employee Directors

Peter Thompson, M.D. has served as a member of Alpine’s board of directors since June 2016. Dr. Thompson currently serves as a Private Equity Partner for OrbiMed Advisors LLC, an investment firm focused on the healthcare sector, where he has also served as Venture Partner since joining in September 2010. Dr. Thompson is a co-founder of and has served as a member of the board of directors of Corvus Pharmaceuticals, Inc. (NASDAQ: CRVS) since December 2014. Dr. Thompson has also served as a director of Adaptimmune Therapeutics plc (NASDAQ: ADAP), a biopharmaceutical company, since 2014 and also currently serves on the boards of directors of several private companies. Dr. Thompson is a board-certified internist and oncologist and has served as Affiliate Professor of Neurosurgery at the University of Washington since 2010. Dr. Thompson co-founded and served as the Chief Executive Officer of Trubion Pharmaceuticals, Inc., a biopharmaceutical company, from 2002 to 2009. Dr. Thompson previously held executive positions at Chiron Corporation and Becton Dickinson, and served on the faculty of the National Cancer Institute following his medical staff fellowship there. Dr. Thompson holds a Sc. B. in Molecular Biology and Mathematics from Brown University and an M.D. from Brown University Medical School.

Nivalis believes that Dr. Thompson’s venture capital and management experience in the pharmaceuticals industry provides him with the qualifications and skills necessary to serve as a member of Nivalis’ board of directors.

James N. Topper, M.D., Ph.D. has served as a member of Alpine’s board of directors since June 2016. Dr. Topper has been a partner with Frazier Healthcare Partners since August 2003, serving as General Partner since 2005. Before joining Frazier Healthcare Partners, Dr. Topper served as head of the Cardiovascular Research and Development Division of Millennium Pharmaceuticals, Inc. and ran Millennium San Francisco (formerly COR Therapeutics, Inc.) from 2002 to 2003. Before the merger of COR and Millennium in 2002, Dr. Topper served as the Vice President of Biology at COR from 1999 to 2002. Dr. Topper currently serves as a member of the board of directors of AnaptysBio, Inc. (NASDAQ: ANAB) and has served on numerous other boards of directors, including Sierra Oncology, Inc. (formerly ProNai) (NASDAQ: SRRA), Amicus Therapeutics, Inc. (NASDAQ: FOLD), Portola Pharmaceuticals, Inc. (NASDAQ: PTLA), and La Jolla Pharmaceutical Company (NASDAQ: LJPC). Dr. Topper received his M.D. and Ph.D. in biophysics from Stanford University and his B.S. in biology from the University of Michigan.

Nivalis believes that Dr. Topper’s experience overseeing Frazier Healthcare Partners’ investments in biotechnology, his experience in senior-management positions, and his significant knowledge of industry, medical and scientific matters, provide Dr. Topper with the qualifications and skills to serve on Nivalis’ board of directors.

Paul Sekhri has served as a member of Nivalis’ board of directors since February 2016. Mr. Sekhri is the President and CEO of Lycera Corp., a position he has held since February 2015. Prior to this position, he served as Senior Vice President, Integrated Care for Sanofi from April 2014 through January 2015, and as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries, Ltd. from March 2013 to March 2014. Prior to joining Teva, Mr. Sekhri spent five years from January 2009 to February 2013, as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009 Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG.

Mr. Sekhri has been a director on more than 20 private and public company boards, and is currently a member of the board of directors of Veeva Systems Inc. and Enumeral Biomedical Holdings, Inc. (NASDAQ: ENUM) Mr. Sekhri is also the Chairman of the Board of Pharming N.V., Petra Pharma, and Topas Therapeutics GmbH. Additionally, he serves on several non-profit boards including the BioExec Institute, Inc., the TB Alliance, Young Concert Artists, Inc., The English Concert in America (TECA), and the Caramoor Center for Music and the Arts. Mr. Sekhri also served as a Member of the Board of Trustees of Carnegie Hall from 2010 to

2012, where he is now an active member of their Patrons Council. Nivalis’ board of directors believes that Mr. Sekhri’s extensive experience in operational and strategic drug development and his outstanding reputation and expertise in the biomedical community give him the qualifications and skills to serve as a director on Nivalis’ board of directors.

Robert Conway has served as a member of Nivalis’ board of directors since April 2015. From 1999 to 2012, Mr. Conway served as the Chief Executive Officer and member of the board of directors of Array BioPharma (NASDAQ: ARRY), a publicly traded biopharmaceutical company. Prior to joining Array, Mr. Conway was the Chief Operating Officer and Executive Vice President of Hill Top Research, from 1996 to 1999. From 1979 until 1996, Mr. Conway held various executive positions for Corning Inc. (NYSE: GLW), including Corporate Vice President and General Manager of Corning Hazleton, a contract research organization. Since 2013, Mr. Conway has served on the board of directors of ARCA BioPharma (NASDAQ: ABIO), a publicly traded biopharmaceutical company, and was elected Chairman in June 2014. From 2004 to 2013, Mr. Conway served on the boards of directors of PRA International (NASDAQ: PRAH), which was a public company for a portion of his tenure there, and Bracket Corp., a private company. Mr. Conway serves as the Chairman of Wall Family Enterprise, a leading library and educational supplies company. In addition, Mr. Conway is a member of the Strategic Advisory Committee of Genstar Capital. Mr. Conway received a B.S. in accounting from Marquette University in 1976. Nivalis’ board of directors believes that Mr. Conway’s experience and expertise in the pharmaceutical industry, pharmaceutical development and clinical trials, and corporate finance, governance, accounting and public company compliance give him the qualifications and skills to serve as a director on Nivalis’ board of directors.

Composition of the Board of Directors

Nivalis’ board of directors is currently comprised of six directors divided into three staggered classes, each class serving three-year terms. The staggered structure of Nivalis’ board of directors will remain in place following completion of the merger. At the most recent annual meeting of Nivalis’ stockholders held in 2017, Class II directors were elected. As a result, the term of the Class II directors of the combined organization will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2020, with the terms of the Class III directors and Class I directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2018 and 2019, respectively.

The director classes for Nivalis are currently as follows:

•	Class I directors: Paul Sekhri and John Moore;

•	Class II directors: Howard Furst, M.D. and Evan Loh, M.D.; and

•	Class III directors: Robert Conway and Cynthia Smith.

Pursuant to the Merger Agreement, each of the directors and officers of Nivalis who will not continue as directors or officers of Nivalis or the surviving corporation following the consummation of the merger shall resign immediately prior to the Effective Time. In connection with the merger, Nivalis’ board of directors will be expanded to include a total of seven directors. Pursuant to the terms of the Merger Agreement, four of such directors will be designated by Alpine, two of such directors will be designated by Nivalis, and one director will be an independent designee approved by a majority of the other directors. Effective as of the Effective Time, it is anticipated that Robert Conway and Paul Sekhri will remain on Nivalis’ board of directors. Then, Robert Conway and Paul Sekhri will elect Mitchell H. Gold, M.D., Peter Thompson, M.D., James N. Topper, M.D., Ph.D., and Jay Venkatesan, M.D., to Nivalis’ board of directors. It is anticipated that these directors will be appointed to the three staggered director classes of the combined organization’s board of directors as follows:

•	Class I directors (expiring in 2019): Peter Thompson, M.D. and Paul Sekhri;

•	Class II directors (expiring in 2020): Mitchell H. Gold, M.D. and Jay Venkatesan, M.D.; and

•	Class III directors (expiring in 2018): Robert Conway and James N. Topper, M.D., Ph.D.

Following the merger, it is anticipated that Nivalis’ board of directors will increase the size of the board of directors to seven and appoint an independent designee approved by a majority of the other directors to fill the resulting vacancy.

The division of Nivalis’ board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Nivalis, or, following the completion of the merger, the combined organization.

Nivalis’ Nominating and Governance Committee is responsible for reviewing the board of directors, on an annual basis. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee and the board of directors of the combined organization may take into account many factors, including the following:

•	diversity of personal and professional background, perspective, experience, age, gender, ethnicity and country of citizenship;

•	personal and professional integrity and ethical values;

•	experience in one or more fields of business, professional, governmental, scientific or educational endeavors, and a general appreciation of major issues facing public companies similar in scope and size to Nivalis;

•	experience relevant to Nivalis’ industry or social policy concerns;

•	relevant academic expertise or other proficiency in an area of Nivalis’ operations;

•	objective and mature business judgment and expertise; and

•	any other relevant qualifications, attributes or skills.

There are no family relationships among any of Nivalis’ current directors and executive officers, and there are no family relationships among any of the combined organization’s proposed directors and executive officers.

Committees of the Board of Directors

Nivalis’ board of directors currently has, and after completion of the merger Nivalis’ board of directors will continue to have, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The responsibilities of the Audit Committee include, but are not limited to, the following:

•	meeting with Nivalis’ independent auditors, Nivalis’ management team and such other personnel as it deems appropriate to conduct and assist with certain audit committee functions;

•	overseeing Nivalis’ accounting and financial reporting processes and audits of its financial statements;

•	deciding whether to appoint, retain or terminate Nivalis’ independent auditors, including the sole authority to approve all audit engagement fees and terms and to pre-approve all audit and permitted non-audit and tax services to be provided by the independent auditors;

•	reviewing and discussing with management and Nivalis’ independent auditors the financial statements of Nivalis, including certain disclosures, addressing any issues encountered in the course of the audit work, and evaluating the performance of Nivalis’ independent auditors;

•	discussing with management Nivalis’ earnings press releases, financial information and any earnings guidance provided to analysts and ratings agencies;

•	discussing with Nivalis and the internal auditors (if any) Nivalis’ disclosure controls, internal accounting and financial controls and accounting policies and practices;

•	establishing procedures for the receipt, retention and treatment of complaints received by Nivalis regarding certain accounting or audit matters;

•	establishing policies governing the hiring by Nivalis of any current or former employee of Nivalis’ independent auditors;

•	reviewing Nivalis’ compliance with applicable laws and regulations and to review and oversee Nivalis’ policies and procedures designed to promote and monitor regulatory compliance;

•	reviewing, approving and overseeing transactions between Nivalis and any related person and any other potential conflict of interest situation;

•	administering Nivalis’ Whistleblower and Non-Retaliation Policy and responding to and resolving related complaints or concerns;

•	overseeing portions of Nivalis’ Code of Business Conduct and Ethics as designated by the board of directors of Nivalis; and

•	providing Nivalis’ board of directors with the results of its monitoring and recommendations derived from its responsibilities.

The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Nivalis’ management has the primary responsibility for its financial statements and the reporting process including its system of internal accounting and financial controls.

Nivalis’ Audit Committee currently consists of Robert Conway, Evan Loh, and John Moore with Mr. Conway serving as the Chair of the Audit Committee. Nivalis’ board of directors has determined that Robert Conway is an “audit committee financial expert” as defined in the SEC rules. Nivalis’ board of directors made a qualitative assessment of Mr. Conway’s level of knowledge and experience based on several factors, including his prior experience, business acumen and independence.

Following completion of the merger, the members of the Audit Committee are expected to be Robert Conway, Paul Sekhri, and James N. Topper, M.D., Ph.D. Robert Conway is expected to be the Chair of the Audit Committee and its financial expert under the rules of the SEC. Nivalis’ board of directors has concluded that the composition of the Audit Committee meets the requirements for independence under the rules and regulations of The NASDAQ Stock Market LLC and SEC. Nivalis and Alpine believe that, after completion of the merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and SEC.

Compensation Committee

The responsibilities of the Compensation Committee include, but are not limited to, the following:

•	setting Nivalis’ compensation strategy and policies for Nivalis’ executive officers and directors;

•	reviewing and approving Nivalis’ corporate goals and objectives relative to the compensation of Nivalis’ executive officers’ and evaluating the executive officers’ performance in light of those goals and objectives;

•	reviewing and making recommendations to Nivalis’ board of directors regarding the base salary, the annual and long-term incentive opportunity and level and related goals and any supplemental benefits or prerequisites for Nivalis’ executive officers;

•	reviewing and making recommendations to Nivalis’ board of directors regarding compensation plans for directors, executive officers and other officers;

•	granting equity awards under Nivalis’ equity-based compensation plans, with limited authority to delegate such functions;

•	reviewing and discussing certain risk incentives related to incentive compensation granted to Nivalis’ executive officers;

•	overseeing and assisting in the production of select portions of Nivalis’ proxy statements and annual reports related to compensation; and

•	reviewing director and committee member compensation.

The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Nivalis’ Compensation Committee currently consists of Evan Loh, M.D., John Moore and Paul Sekhri. John Moore currently serves as the Chair of Nivalis’ Compensation Committee.

Compensation Committee Interlocks and Insider Participation

Following completion of the merger, Nivalis’ Compensation Committee is expected to consist of James N. Topper, M.D., Ph.D, Peter Thompson, M.D. and Paul Sekhri. James N. Topper, M.D., Ph.D is expected be the Chair of the Compensation Committee. Each member of the Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. None of the proposed executive officers of the combined organization serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined organization’s board of directors or Compensation Committee following the merger.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee relating to the nomination of directors include, but are not limited to, the following:

•	making recommendations to Nivalis’ board of directors regarding the qualifications, qualities, skills, expertise, characteristics, experience and other criteria required for members of Nivalis’ board of directors;

•	identifying, evaluating and recommending individuals as members of Nivalis’ board of directors; and

•	making recommendations to Nivalis’ board of directors regarding the members of Nivalis’ board of directors to serve as committee members and chairpersons of each of Nivalis’ committees of Nivalis’ board of directors.

The Nominating and Corporate Governance Committee selects as candidates for appointment or nomination to the board of directors individuals of high personal and professional integrity and ability who can contribute to the board of directors’ effectiveness in serving the interests of Nivalis’ stockholders. Director nominees are expected to have considerable management experience that would be relevant to Nivalis’ current and expected future business directions, a track record of accomplishment and a commitment to ethical business practices. The Nominating and Corporate Governance Committee also considers diversity in professional experience and skill sets in identifying nominees for director. Nivalis’ board of directors, along with the Nominating and Corporate Governance Committee, utilizes its own resources to identify qualified candidates that meet these criteria to join

Nivalis’ board of directors and may, in the future, use an executive recruiting firm to assist in the identification and evaluation of such qualified candidates. For these services, an executive recruiting firm may be paid a fee.

The Nominating and Corporate Governance Committee has not established a procedure for considering nominees for directors nominated by Nivalis’ stockholders. Nivalis’ board of directors and Nominating and Corporate Governance Committee believe that they can identify appropriate candidates to Nivalis’ board of directors.

Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in the amended and restated bylaws of Nivalis.

The responsibilities of the Nominating and Corporate Governance Committee relating to corporate governance include, but are not limited to, the following:

•	developing and recommending to Nivalis’ board of directors the governance principles applicable to Nivalis;

•	overseeing compliance with Nivalis’ Corporate Governance Guidelines and recommending proposed changes, if appropriate;

•	reviewing and assessing the effectiveness of Nivalis’ compliance programs;

•	considering and making recommendations regarding resignation offered by a member of Nivalis’ board of directors;

•	identify and make recommendations regarding the selection and approval of vacancies on Nivalis’ board of directors;

•	developing and recommending independence standards applicable to Nivalis’ board of directors; and

•	overseeing orientation and continuing education for Nivalis’ board of directors;

Additional responsibilities of the Nominating and Corporate Governance Committee include, but are not limited to, the following:

•	developing, administering and overseeing an annual performance review of Nivalis’ board of directors; and

•	working with other committees of Nivalis’ board of directors to ensure effective and consistent processes for annual committee performance evaluations.

The Nominating and Corporate Governance Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

The Nominating and Corporate Governance Committee currently consists of Howard Furst, M.D., John Moore, Paul Sekhri and Cynthia Smith. Dr. Furst currently serves as the Chair of the Nominating and Corporate Governance Committee.

Following completion of the merger, the members of the Nominating and Corporate Governance Committee are expected to be to be Peter Thompson, M.D., Robert Conway, and Paul Sekhri. Peter Thompson, M.D. is expected be the chairman of the Nominating and Corporate Governance Committee. Nivalis’ board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC.

Nivalis’ board of directors may from time to time establish other committees.

Director Compensation

For the fiscal year ended December 31, 2016, Alpine did not have a director compensation policy in place, nor did any non-employee director receive any compensation for serving on Alpine’s board of directors. This policy did not change in 2017. Alpine has historically provided reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of the Alpine board of directors.

Following completion of the merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with Nivalis’ current practices, however, these director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

Based on Nivalis’ existing director compensation policies, the annual retainer for non-employee directors is expected to be $35,000, with an additional annual retainer in the expected amount of $25,000 for the Chairman. Annual retainers for committee membership are expected to be as follows:

Audit Committee Chairperson	$15,000
Audit Committee member	$7,500
Compensation Committee Chairperson	$10,000
Compensation Committee member	$5,000
Nominating and Corporate Governance Committee Chairperson	$7,500
Nominating and Corporate Governance Committee member	$3,750

All retainer fees are expected to be paid on a quarterly basis in arrears. Non-employee directors are also expected to receive an initial stock option grant upon appointment or election to the combined organization’s board of directors, in an amount to be determined by the combined organization’s compensation committee. All options are expected to have an exercise price equal to the closing price of Nivalis’ common stock as reported by NASDAQ on the date of grant subject to vesting in 36 equal monthly installments over a three-year period from the grant date for initial option grants, or in 12 equal monthly installments over a 12-month period from the grant date for annual stock option grants, subject to further evaluation by the combined organization’s compensation committee. On a change in control of Nivalis (following the merger), all outstanding, unvested options held by non-employee directors are expected to vest in full.

Executive Compensation Discussion and Analysis

Overview

Alpine seeks to have a compensation program that supports a team ethic among its management, fairly rewards executives for corporate performance and that provides incentives for executives to meet or exceed short- and long-term goals. Historically, the primary components of the Alpine compensation program have been base salary, milestone-based bonus potential and stock option awards. In addition, Alpine provides its executive officers with other benefits that are available generally to all salaried employees.

In 2017 and in prior years, Alpine’s board of directors has been responsible for evaluating the compensation of executive officers and final approval of such compensation. After completion of the merger, the compensation committee of the combined organization’s board of directors is expected to approve all compensation for the combined organization’s executive officers, including the Chief Executive Officer. For additional information regarding the combined organization’s compensation committee, please see the section entitled “Management Following the Merger—Committees of the Board of Directors—Compensation Committee” in this proxy statement/prospectus/information statement.

Objectives and Principles of Alpine’s Executive Compensation

The principal objectives of Alpine’s compensation and benefits programs for executive officers are to attract and retain senior executive management, to motivate their performance toward defined corporate goals, and to align their long-term interests with those of Alpine’s stockholders. As of December 31, 2016, Alpine’s named executive officers were: Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer; Jay Venkatesan, M.D., President; and Stanford Peng M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer.

Alpine believes that executive compensation should be linked to company performance. The Alpine compensation program is designed so that a significant portion of the potential compensation of all executive officers is contingent on the achievement of Alpine’s business objectives. Alpine expects its executive leadership to manage the combined organization toward achievement of annual goals while at the same time positioning it to achieve longer term strategic objectives. Thus, in structuring the compensation of its executives, Alpine seeks to incentivize both short and long-term performance. Short term elements of incentive compensation consist of incentive bonuses under milestone-based cash bonus commitments with payouts based primarily on achieving performance objectives. Long-term compensation elements have historically been limited to stock options with multi-year vesting designed to retain executives and align their long-term interests with those of Alpine’s stockholders.

Alpine believes that hiring and retaining well-performing executives is important to its ongoing success. Historically, Alpine’s board of directors has benchmarked executive compensation against salary surveys. While review of market surveys has been considered helpful, Alpine’s board of directors has historically placed substantially greater weight on internal considerations than on position-specific pay differences found in the market.

The determination of Alpine’s board of directors as to the appropriate use and weight of each component of executive compensation has been historically subjective, based on its view of the relative importance of each component in meeting Alpine’s overall objectives and factors relevant to the individual executive.

As a publicly held company, the combined organization may engage the services of a compensation consultant and may rely upon surveys to assist in further aligning the combined organization’s compensation philosophy with ongoing corporate objectives. In order to attract and retain key executives, the combined organization’s compensation committee may be required to modify individual executive compensation levels to remain competitive in the market for such positions.

Compensation Process

Historically, Alpine’s executive compensation was determined by Alpine’s board of directors after a review of various factors, including such executive’s contribution to Alpine’s overall objectives and performance, such executive’s relative internal parity among Alpine’s executive officers, the need to retain executives in the future and the industry experience of such executive officer, with such compensation reviewed by Alpine’s board of directors on at least an annual basis. Going forward, the combined organization’s compensation committee is expected to set compensation strategy and policies for executive officers and is expected to make recommendations to the combined organization’s board of directors regarding compensation for executive officers after consultation with other independent directors.

Elements of Executive Compensation

Historically, Alpine’s executive officers have been compensated by three main elements: base salary, milestone-based cash bonus potential and stock option awards. The following is a discussion of each element.

Base Salary

Alpine’s board of directors believes that Alpine’s executive management base salaries are in line with levels appropriate for the life science industry in the Seattle, Washington, area, a market which they determined to be increasingly competitive for companies seeking qualified executives with life sciences industry experience.

Name and Position(s)	Base Salary as of December 31, 2016
Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer (1)	$120,000
Jay Venkatesan, M.D., President	$120,000
Stanford Peng M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer	$375,000

(1)	As further described below, pursuant to the terms of that certain Employment Agreement by and between Alpine and Dr. Gold dated March 14, 2017, Dr. Gold’s base salary was increased from $120,000 to $300,000 per year effective as of January 20, 2017.

Base Salary Decisions Occurring After the End of 2016

With a focus on retaining key development and executive staff, in March 2017, Alpine’s board of directors reviewed the base salaries of Alpine’s executive team in light of general market conditions in the Seattle, Washington, area life science industry. Alpine’s board of directors concluded that competition for executive talent remained strong as a result of the solid economic performance of the industry and the Seattle, Washington, region overall, the continued large number of competing firms seeking public and venture capital, and strong demand for specialized skills and senior staff required to manage life science companies. To keep base salaries of existing executives competitive given these underlying demands, Alpine’s board of directors approved a raise in base salary for Alpine’s CEO, Dr. Gold, to $300,000 per year, effective January 2017. Variances in compensation among executive officers related principally to the conclusion of Alpine’s board of directors about appropriate base salary levels in light of competitive factors for each position. Alpine’s board of directors determined that an increase was appropriate for Dr. Gold because of his unique skill set and role in strategic decision-making, corporate development and his contribution to Alpine’s financing efforts to date.

In April 2017, Paul Rickey joined Alpine’s executive team as Senior Vice President and Chief Financial Officer with an annual base salary of $275,000.

Milestone-Based Cash Bonuses

Historically, Alpine’s board of directors has retained the discretion to award cash bonuses to executive officers from time to time with bonus targets established by Alpine’s board of directors. Following the merger, Alpine anticipates that the compensation committee of the combined organization will establish policies regarding the award of milestone-based cash bonuses.

Pursuant to Mr. Rickey’s employment agreement, Mr. Rickey is currently eligible to receive a one (1) time cash bonus in the amount of $50,000 payable upon completion of the merger. No other cash bonus commitments have been made to Alpine’s named executive officers.

Stock Option Awards

Historically, Alpine has believed that stock and option awards are an effective means of aligning the interests of all employees, executives and stockholders, rewarding executives for achieving success over the long term and providing an incentive for personnel to remain with Alpine through an extended time period. Alpine grants stock options to new executives and employees upon the commencement of their employment and historically has tied additional option grants, if any, to the timing of important milestone events and based upon overall corporate performance, individual performance and the employee’s existing option grants and equity holdings, including factors such as the total percentage of Alpine’s capital stock represented by those option grants and holdings and the extent to which these grants and holdings were then vested.

In March and April of 2017, prior to signing the Merger Agreement, Alpine’s board of directors considered the equity ownership of Alpine’s executive officers relative to the performance of each of Alpine’s executive officers, and the desire of Alpine’s board of directors to adequately retain and motivate such executive officers going forward and determined to make additional stock option grants to certain of Alpine’s executive officers. The size of the individual option grants was determined principally on Alpine’s board of directors’ views concerning appropriate equity ownership for various executive officers as compared to the outstanding Alpine capitalization. In the cases of Dr. Gold and Dr. Peng, these option grants were already contemplated in the employment agreements that had been entered into with Dr. Gold and Dr. Peng, respectively, which were negotiated prior to the commencement of any substantive discussion with Nivalis.

Generally, the option grants vest, subject to the grantee’s continued employment as follows: one-fourth of the option vests on the one year anniversary of such option’s vesting commencement date, and the remainder vests in thirty-six equal monthly installments over a total of 36 months following the one year anniversary of the option’s vesting commencement date. The vesting commencement dates are often tied to an employee’s start date, the date of grant, or some other relevant date or milestone.

Pursuant to the Merger Agreement, Nivalis will assume outstanding Alpine options, which will be converted into options to purchase Nivalis common stock and any restrictions on the exercise of any Alpine option assumed by Nivalis will continue following the merger, and the term, exercisability, vesting schedules, acceleration terms and other provisions of assumed Alpine options will generally remain unchanged; provided, that any Alpine options assumed by Nivalis may be subject to adjustment to reflect changes in Nivalis’ capitalization after the Effective Time and that Nivalis’ board of directors will succeed to the authority of Alpine’s board of directors with respect to each assumed Alpine option.

The table below sets forth, as of May 1, 2017, information with respect to options held by each of the executive officers and directors of Alpine as of such date:

Name and Position(s)	Number of Shares of Common Stock Subject to Options (vested and unvested)
Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer	1,128,564
Jay Venkatesan, M.D., President	181,250
Stanford Peng M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer	400,000
Paul Rickey, Senior Vice President and Chief Financial Officer	150,000

Nonqualified Deferred Compensation

Pursuant to the terms of that certain Alpine Salary Deferment Agreement dated May 1, 2015, Dr. Gold agreed to defer payment of $70,000 in salary in 2015. Similarly, pursuant to the terms of that certain Alpine

Salary Deferment Agreement dated August 1, 2015, Dr. Venkatesan agreed to defer payment of $40,000 in salary in 2015. Please see the footnotes to the Summary Compensation Table contained in this proxy statement/prospectus/information statement under the section titled “Management Following the Merger-Summary Compensation Table” for more information.

The Alpine board of directors has not adopted a formal deferred compensation plan and has no plan for the combined organization to adopt a formal deferred compensation plan. The compensation committee of the combined organization may elect to provide officers and other employees of the combined organization with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in the best interests of the combined organization.

Employment and Severance Agreements

Alpine has entered into employment agreements with each of Dr. Gold. Dr. Peng and Mr. Rickey which provide for, amongst other things, potential severance obligations of Alpine payable to such executive officer upon certain events. In addition, Alpine has entered into employment agreements with two of its founders, Ryan Swanson and Michael Kornacker, neither of whom is a named executive officer of Alpine, which also provide for, amongst other things, potential severance obligations of Alpine payable to Mr. Swanson or Mr. Kornacker upon certain events. Each of the above-referenced agreements provide for specified payments and benefits if the officer’s employment is terminated without cause, or if the officer’s employment is terminated for good reason, as further described therein. These agreements are summarized and the benefits potentially payable under these agreements are more fully described below in the section entitled “Potential Payments Upon Termination or Change in Control.”

As part of its review of executive compensation, severance provisions and change of control provisions for executive officers, the compensation committee of the combined organization’s board of directors will reevaluate these agreements following the merger and the combined organizations’ board of directors may make changes to executive compensation in the future based upon this input.

Other Benefits

Executive officers of Alpine are eligible to participate in all of Alpine’s employee benefit plans, such as medical, dental, and vision insurance and the WTIA 401(k) Plan adopted by Alpine which is maintained by Washington Technology Industry Association, in each case on the same basis as other employees of Alpine, subject to applicable law. The WTIA 401(k) Plan is a Multiple Employer Plan.

Alpine also provides vacation and other paid holidays to all employees, including Alpine’s executive officers.

Following the merger, it is anticipated that these benefits provided to executive officers will continue under the combined organization, subject to the review and oversight of the compensation committee of the combined organization’s board of directors.

Accounting and Tax Considerations

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that a public company may deduct as a business expense in any year with respect to such company’s chief executive officer and certain other named executive officers. This deduction limitation did not apply to Alpine in 2016. Additionally, under applicable tax guidance, the deduction limitation generally will not apply to compensation paid pursuant to any plan or agreement of Alpine that existed before the closing of the merger. In addition, compensation provided by newly-public companies through the first stockholder meeting to elect directors after the close of the third calendar year following the year in which the initial public offering occurs, or earlier upon the occurrence of certain events (e.g., a material modification of the plan or agreement under which the compensation is granted), will generally not be included for purposes of the Code Section 162(m) limit.

The compensation committee of the combined organization’s board of directors intends to maximize deductibility of compensation under Code Section 162(m) to the extent practicable while maintaining a competitive, performance-based compensation program. However, the compensation committee of the combined organization’s board of directors reserves the right to award compensation which it deems to be in the combined organization’s best interest and in the best interest of its stockholders, but which may not be fully tax deductible under Code Section 162(m).

Summary Compensation Table

The following table provides information regarding the named executive officers of Alpine as of December 31, 2016. For the management of the combined organization after the closing of the merger, see “Management Following the Merger—Executive Officers and Directors—Executive Officers and Directors of the Combined Organization Following the Merger.” These individuals are referred to elsewhere in this proxy statement/prospectus /information statement as the “named executive officers” of Alpine.

Name and Position(s)	Year	Salary ($)		Option Awards(1) ($)	Total ($)
Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer	2016	120,000		1,439	121,439
	2015	80,000	(2)	59,806	139,806
Jay Venkatesan, M.D., President	2016	120,000		2,120	122,120
	2015	50,000	(3)	60,598	110,598
Stanford Peng M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer (4)	2016	121,154		60,408	181,562

(1)	Amounts in this column reflect the aggregate grant date fair value of stock options granted during the covered year computed in accordance with the provisions of FASB ASC Topic 718. The assumptions used to calculate the amounts for fiscal years 2016 and 2015 are discussed in the section of this proxy statement/prospectus/information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation.”
(2)	Includes deferred compensation of $70,000 earned in 2015, amounts outstanding and payable to employee are $70,000 and $37,000 for 2015 and 2016, respectively.
(3)	Includes deferred compensation of $40,000 earned in 2015, amounts outstanding and payable to employee are $40,000 and $23,500 for 2015 and 2016, respectively.
(4)	Dr. Peng commenced employment with Alpine on August 14, 2016. Dr. Peng receives an annual base salary in the amount of $375,000, however, Dr. Peng’s salary for 2016 was pro-rated based upon his start date of August 14, 2016.

Grants of Plan-Based Awards

The following table presents the outstanding equity awards held by each of the named executive officers as of December 31, 2016.

Name and Position(s)	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option Exercise price	Option Expiration Date
Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer	32,813	117,187	(1)	$0.22	Dec. 15, 2025
Jay Venkatesan, M.D., President	25,000	200,000	(2)	$0.22	Dec. 15, 2025
Stanford Peng M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer	0	325,000	(3)	$0.32	Sept. 21, 2026

(1)	These options are part of a single option grant exercisable for up to 300,000 shares of Alpine’s common stock which vests 50% on May 16, 2016, then 1/32nd per month thereafter.
(2)	These options are part of a single option grant exercisable for up to 300,000 shares of Alpine’s common stock which vests 25% on May 25, 2016, then 1/36th per month after August 1, 2016.
(3)	These options are part of a single option grant exercisable for up to 325,000 shares of Alpine’s common stock which vests 25% on September 22, 2017, then 1/36th per month thereafter.

Potential Payments Upon Termination or Change in Control

Pursuant to employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey, upon the termination of such executive officer’s employment by Alpine without “cause” (as such term is defined below), or upon termination of such executive officer’s employment by the executive for “good reason” (as such term is defined below), such executive will receive (i) in the case of Dr. Peng and Mr. Rickey, his base salary then in effect for 3 months subsequent to the date of such termination, and (ii) continuation of benefits for 3 months subsequent to the date of such termination. In addition, upon such event the vesting of certain options held by the executive officer will be accelerated, such that all options that would have vested through the vesting date that occurs 12 months after such termination of employment will be immediately vested and exercisable. Under Alpine’s employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey, “cause” means that such executive has (A) engaged in gross negligence, gross incompetence or willful misconduct in the performance of the duties required of him the employment agreement; (B) refused without proper reason to perform the reasonable and lawful duties and reasonable and lawful responsibilities required of him under the employment agreement causing material injury to Alpine or its affiliates (monetarily or otherwise), and failed to cure such breach (in the event that such breach is capable of being cured) within thirty (30) days following written receipt of notice from Alpine setting forth in reasonable detail the nature of such breach; (C) materially breached any provision of such executive’s employment agreement and failed to cure such breach (in the event that such breach is capable of being cured) within thirty (30) days following receipt of notice from Alpine setting forth in reasonable detail the nature of such breach; (D) willfully engaged in conduct that is materially injurious to Alpine or its affiliates (monetarily or otherwise); (E) committed an act of fraud, embezzlement or willful breach of fiduciary duty to Alpine or an affiliate (including the unauthorized disclosure of confidential or proprietary material information of Alpine or an affiliate); or (F) been convicted of (or pleaded no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony. Under Alpine’s employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey, “good reason” means termination in connection with or based upon, without such executive’s consent, (A) a material diminution in such executive’s base salary, other than in connection with an across the board salary reduction or deferral that applies proportionately to all employees of Alpine in conjunction with a capital shortfall; (B) a material diminution in such executive’s responsibilities, duties or authority, including a diminution in executive’s job title or reporting relationship; or (C) a material breach by Alpine of any material provision of such executive’s employment agreement.

Pursuant to employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey in the event of a “change of control” (as defined below), if: (1) such executive is terminated without cause by Alpine or the successor corporation or a parent or subsidiary of such successor corporation of Alpine within the ninety (90) day period prior to the consummation of the change of control transaction or within twelve (12) months following consummation of the change of control transaction; or (2) such executive terminates his employment or consulting relationship with Alpine or the successor corporation, each as applicable, for good reason within the ninety (90) day period prior to the consummation of the change of control transaction or within twelve (12) months following consummation of the transaction, then certain option grants held by such employee or any cancelled, assumed, or substituted option grants held by such executive in lieu thereof shall, at the time of such executive’s termination, become fully accelerated and fully vested immediately prior to the effective date of termination. Under Alpine’s employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey, “change of control” means a sale of all or substantially all of Alpine’s assets, or any stock sale, merger, or consolidation of Alpine with or into another corporation or business entity other than a stock sale, merger, or consolidation in which the holders of more than fifty percent (50%) of the shares of capital stock of Alpine outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of Alpine, or such surviving entity, outstanding immediately after such transaction; provided, however, that a bona fide equity financing by Alpine will not be deemed to be a change of control.

Alpine’s employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey set forth such executive’s base salary, bonus opportunity (if any) and right to receive certain broad-based employee benefits. Additionally, Alpine’s employment agreements with Dr. Gold, Dr. Peng and Mr. Rickey provide that during employment and for twelve (12) months following any termination of employment, such executive shall be subject to a non-solicitation of Alpine’s employees and certain restrictions on competition; provided, however, that in the event that such executive officer’s employment with is terminated by Alpine without cause or if such executive resigns for good reason, then the twelve (12) month periods referenced above is reduced to six (6) months.

No executive of Alpine is entitled to receive any cash payment upon a change of control without a termination event; provided, however, that Mr. Rickey is entitled to a one (1)-time cash bonus in the amount of $50,000 payable upon completion of the merger. The table below provides an estimate of the value of the compensation that would have been due to each of Alpine’s named executive officers (other than Mr. Rickey, who was not hired until April 2017) upon a termination without cause, a termination for good reason, or a termination following a change of control, assuming the termination or change of control was effective on December 31, 2016, under the agreements described above. The actual amounts to be paid can only be determined at the time of an actual termination of employment or change in control event, as applicable.

Name and Position(s)	Cash Severance	Value of Benefit Continuation	Value of Outstanding Options	Aggregate Distributions
Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer	$0	$5,297	$22,271	$27,568
Stanford Peng M.D., Ph.D., Executive Vice President of Research and Development and Chief Medical Officer	$93,750	$5,297	$16,602	$115,649

Rule 10b5-1 Sales Plans

The combined organization’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of Nivalis’ common stock on a periodic basis. Under a Rule 10b5-1 plan a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. The combined organization’s directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Any purchase or sales by the combined organization’s directors and executive officers, including pursuant to a 10b5-1 plan, will be subject to the terms of any lock-up agreements entered into by such directors and executive officers.

Employment Benefits Plan

N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan

The N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan (the “2012 Plan”) was adopted by Nivalis’ board of directors and approved by Nivalis’ stockholders in August 2012 prior to Nivalis’ corporate name change from N30 Pharmaceuticals, Inc. to Nivalis. No further grants may be made under the 2012 Plan as of the closing of Nivalis’ initial public offering in June 2015, although all outstanding grants under the 2012 Plan will continue to be governed by the terms of the 2012 Plan. Any shares subject to awards granted under the 2012 Plan that would for any reason subsequently return to the share reserve of the 2012 Plan under its terms will not return to the share reserve of the 2012 Plan.

Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan

The Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (the “2015 Plan”), effective with Nivalis’ initial public offering in June 2015, was adopted by Nivalis’ board of directors and approved by Nivalis’ stockholders in May 2015. The 2015 Plan was intended to serve as a replacement equity incentive program for the 2012 Plan.

Share Reserve. In connection with the approval of the 2015 Plan, Nivalis authorized an aggregate of 1,081,700 shares of Nivalis’ common stock for issuance under the 2015 plan. In addition, the number of shares of common stock reserved for issuance under the 2015 Plan will increase automatically on January 1 of each calendar year, from January 1, 2016 through January 1, 2025, by a number of shares equal to:

•	5.0% of the total number of shares of Nivalis’ common stock issued and outstanding on December 31 of the preceding calendar year; or

•	A lesser number of shares of Nivalis’ common stock approved by Nivalis’ board of directors on or prior to December 31 of the preceding calendar year.

The number of shares of Nivalis’ common stock reserved for issuance under the 2015 Plan will be adjusted to reflect the Nivalis Reverse Stock Split assuming the merger is completed.

Equity Awards. The 2015 Plan provides for the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock units, performance-based awards and other stock-based awards to its employees, directors and consultants. Stock options granted generally vest over either a one-year or three-year period for grants to members of Nivalis’ board of directors, and over a four-year period for employee grants, and expire 10 years from the date of grant.

Eligibility. Awards may be granted under the 2015 Plan to Nivalis’ employees, directors, non-employee directors or consultants who have been selected by Nivalis’ compensation committee. While Nivalis may only grant incentive stock options to employees, it may grant all other awards to any eligible participant.

Administration. The 2015 Plan will be administered by Nivalis’ compensation committee. Nivalis’ compensation committee will act as the plan administrator and will have all the powers and authorities necessary or advisable in the administration of the 2015 Plan, including, without limitation, the power and authority to determine which eligible individuals are to receive awards under the 2015 Plan, the time or times when such awards are to be made, the type, number and vesting requirements of awards to be granted, the number of shares subject to each award and the terms, conditions, restrictions and performance criteria relating to any award.

Nivalis’ compensation committee may also amend the terms of the 2015 Plan and any award made pursuant thereto, except that amendments to outstanding awards may not materially impair the rights of a participant without the participant’s consent. Amendments to the 2015 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Change in Control. In the event of a change in control, as defined in the 2015 Plan, unless otherwise provided in an applicable award agreement, outstanding awards that are not assumed, substituted, or replaced with a cash incentive program will fully vest and be fully exercisable immediately prior to the change in control.

Nivalis Therapeutics, Inc. Employee Stock Purchase Plan

Nivalis’ board of directors adopted the Nivalis Therapeutics, Inc. Employee Stock Purchase Plan (the “ESPP”), which became effective on the closing of Nivalis’ initial public offering in June 2015. A total of 231,800 shares of common stock were made available for sale under the ESPP in connection with the ESPP’s approval. The number of shares of Nivalis’ common stock reserved for issuance under the ESPP will be adjusted to reflect the Nivalis Reverse Stock Split assuming the merger is completed. The material features of the ESPP are outlined below:

Purpose. The purpose of the ESPP is to provide a means by which employees of Nivalis (and any subsidiary of Nivalis designated by the compensation committee of Nivalis’ board of directors to participate in the ESPP) may be given an opportunity to purchase shares of Nivalis’ common stock through payroll deductions.

Administration. The compensation committee of Nivalis’ board of directors administers the ESPP and has the power to construe and interpret the ESPP, the terms of any offering period and the terms of the options to purchase shares of Nivalis’ common stock pursuant to the ESPP during each offering period. The compensation committee has the power, subject to the provisions of the ESPP, to establish offering periods, determine when and how options to purchase shares of Nivalis’ common stock will be granted and the provisions and terms of each offering period (which need not be identical), and determine whether any subsidiary of Nivalis will be eligible to participate in the ESPP.

Nivalis’ board of directors may at any time exercise any and all rights and duties of the compensation committee under the ESPP.

Offerings. The ESPP is implemented by offerings of rights to all eligible employees from time to time. The maximum length for an offering period is 27 months. Currently, under the ESPP, unless otherwise determined by the compensation committee, each offering shall be in successive six-month periods, from January to June and July to December of each calendar year.

Eligibility. Any employee of Nivalis or any subsidiary of Nivalis designated by the compensation committee to participate in the ESPP, who customarily works at least 20 hours per week for more than 5 months per calendar year on the first day of an offering period shall be eligible to participate in the ESPP. The compensation committee has the authority to exclude from participation in the ESPP any employee that is a “highly compensated employee” as defined in the Code.

No employee is eligible to participate in the ESPP if, immediately after the grant of purchase rights, such employee would own capital stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of Nivalis or of any parent or subsidiary of Nivalis. In addition, no employee may purchase more than $25,000 worth of common stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of Nivalis and its parent and subsidiary corporations in any calendar year.

Participation in the ESPP. Eligible employees may become a participant in the ESPP by submitting to Nivalis, in accordance with the enrollment procedures established by the compensation committee, an agreement authorizing payroll deductions, which shall not exceed 15% of such employee’s base salary, bonuses and commissions paid by Nivalis or any subsidiary of Nivalis designated by the compensation committee to participate in the ESPP during the offering period. Upon the termination of an offering period, each participant in such offering period shall automatically participate in the immediately following offering period at the same payroll deduction percentage as in effect at the termination of the prior offering period, unless the participant delivers to Nivalis a new payroll deduction authorization, or unless such participant becomes ineligible for participation in the ESPP.

Purchase Price. The purchase price per share at which shares of Nivalis’ common stock are sold in an offering under the ESPP shall be 85% of the lesser of the fair market value of a share of common stock on:

•	The first day of the offering; or

•	The last day of the offering.

Payment of Purchase Price; Payroll Deductions. Under the ESPP, the purchase price of shares is accumulated by payroll deductions over the offering period. A participant may decrease, but not increase, his or her payroll deduction only once during an offering period. All payroll deductions made on behalf of a participant with respect to an offering period are credited to the participant’s account under the ESPP, which is established and maintained by Nivalis in the name of each participant.

Purchase of Stock. In connection with offerings made under the ESPP, the compensation committee has determined that in no event shall a participant be permitted to purchase more than 25,000 shares of common stock during each offering period. However, the compensation committee may increase or decrease, in its absolute discretion, the maximum number of shares of common stock that a participant may purchase in future offering periods. If the compensation committee determines that the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the number of shares of common stock available, the compensation committee shall make a pro rata allocation of available shares in a uniform and equitable manner. On the last day of the offering period, each participant shall automatically be deemed to have exercised his or her option to purchase at the applicable per share purchase price the largest number of whole shares of common stock, which can be purchased with the amount in the participant’s account under the ESPP.

Withdrawal. A participant may withdraw from a given offering by delivering to the compensation committee a written notice of withdrawal from the ESPP. Such withdrawal must be given in such form and at such time prior to the last day of the then-current offering period as may be established by the compensation committee.

Upon any withdrawal from an offering by the employee, Nivalis will distribute to the employee his or her accumulated payroll deductions then credited to the participant’s account under the ESPP in a lump-sum payment in cash, without interest, within 30 days after such election is received by the compensation committee, and such employee’s rights in the offering will be automatically terminated. If a participant withdraws from the offering period, payroll deductions will not resume at the beginning of the succeeding offering period, unless the participant re-enrolls in the ESPP.

Termination of Eligibility. Upon a participant’s ceasing to be an eligible employee for any reason, the participant’s rights under any offering under the ESPP shall terminate immediately, and he or she shall be deemed to have elected to withdraw from the ESPP, and such participant’s plan account under the ESPP shall be paid to such participant, without interest, within 30 days after such cessation of being an eligible employee.

Restrictions on Transfer. Rights granted under the ESPP are not transferable except by will or the applicable laws of descent and distribution. During the lifetime of the participant, such rights may only be exercised by the participant.

Adjustment Provisions. Upon the consummation of certain transactions by Nivalis, such as a dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other Nivalis securities, or other change in Nivalis’ structure affecting Nivalis’ common stock, Nivalis will equitably adjust the number of shares and class of common stock that may be delivered under the ESPP, the purchase price and the number of shares of common stock covered by each outstanding option under the ESPP, and any purchase limits.

Effect of Certain Corporate Transactions. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event with respect to Nivalis, any right to purchase shares of Nivalis’ common stock pursuant to the ESPP shall be assumed or substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation does not assume or substitute similar rights, any offering periods then in progress shall be shortened by setting a new last day before the date of Nivalis’ proposed sale or merger on which the offering periods will end and the participant’s right to purchase shares of Nivalis’ common stock pursuant to the ESPP will be exercised automatically on such date.

Duration, Amendment and Termination. Nivalis’ board of directors may amend, suspend or terminate the ESPP at any time for any reason. However, without approval of Nivalis’ stockholders given within 12 months before or after action taken by Nivalis’ board of directors, the ESPP may not be amended:

•	To increase the maximum number of shares of Nivalis’ common stock subject to the ESPP,

•	To change the designation or class of eligible employees, or

•	In any manner that would cause the ESPP to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

If the ESPP is terminated, the compensation committee may elect to terminate all outstanding offering periods either immediately or, once shares of common stock have been purchased, on the next last day of the offering period (which may be accelerated at the compensation committee’s discretion). If any offering period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares of Nivalis’ common stock will be returned to participants (without interest, except as otherwise required by law) as soon as administratively practicable.

Alpine Immune Sciences, Inc. Amended and Restated 2015 Stock Plan

Alpine’s board of directors amended and restated the previously adopted Alpine Immune Sciences, Inc. 2015 Stock Plan, effective on June 9, 2016 (the “Amended and Restated 2015 Plan”). The Amended and Restated 2015 Plan will expire on January 23, 2025. Under the Amended and Restated 2015 Plan, Alpine may grant stock options, nonstatutory stock options, and stock purchase rights. In March 2017 and April 2017, Alpine’s board of directors and Alpine’s stockholders approved an amendment to the Amended and Restated 2015 Plan to increase the number of shares of Alpine’s common stock available for grant to 3,445,604 shares. Pursuant to the Merger Agreement, Nivalis will assume the Amended and Restated 2015 Plan upon the closing of the merger.

Alpine’s board of directors or a committee appointed by Alpine’s board of directors will administer the Amended and Restated 2015 Plan. In accordance with the provisions of the Amended and Restated 2015 Plan, Alpine’s board of directors or the committee to which administration has been delegated may determine the terms of options and other awards, select which employees and consultants of Alpine shall be granted options and other awards, and construe and interpret the terms of the Amended and Restated 2015 Plan and the awards granted thereunder.

In the event of a sale of all or substantially all of Alpine’s assets, or a merger, consolidation, or other capital reorganization of Alpine with or into another corporation or business entity, the agreement of the relevant transaction may provide for one or more of the following actions pursuant to the Amended and Restated 2015 Plan, as to options that are exercisable as of the effective date of the transaction:

•	the continuation of such options by Alpine (if Alpine is the surviving entity);

•	the assumption of such options by the surviving corporation or its parent;

•	the substitution by the surviving corporation or its parent of new options for such options;

•	the cancellation of such options, in exchange for cash consideration equal to the excess of the fair market value of the shares subject to such options as of the effective date of the transaction over their exercise price; or

•	the cancellation of such options without consideration.

Alpine 401(k) Plan

Alpine has adopted the WTIA 401(k) Multiple Employer Plan, maintained by Washington Technology Industry Association, which is a defined contribution retirement plan in which all Alpine employees providing at least 20 hours of service a week are eligible to participate. The 401(k) Plan is intended to qualify under Section 401(k) of the Code so that contributions by employees to the 401(k) Plan and income earned on contributions are not taxable to employees until withdrawn or distributed from the 401(k) Plan. Alpine does not currently match contributions under this 401(k) Plan.

Other Benefits

Alpine also contributes to medical, dental and vision insurance plans for its employees.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED ORGANIZATION

Described below are any transactions occurring since January 1, 2016 and any currently proposed transactions to which either Nivalis or Alpine was a party and in which

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of the outstanding capital stock of Nivalis or Alpine, or any member of such person’s immediate family had or will have a direct or indirect material interest.

Nivalis Transactions

Indemnification Agreements

Nivalis has entered into indemnification agreements with each of its directors and with each of its executive officers. Pursuant to the indemnification agreements, Nivalis has agreed to indemnify and hold harmless these directors and officers to the fullest extent permitted by applicable law. The agreements generally cover expenses that a director or officer incurs or amounts that a director or officer becomes obligated to pay because of any proceeding to which he or she is made or threatened to be made a party or participant by reason of his or her service as a current or former director, officer, employee or agent of Nivalis. The agreements also provide for the advancement of expenses to the directors and executive officers subject to specified conditions. There are certain exceptions to Nivalis’ obligation to indemnify the directors and officers, including any intentional misconduct or act where the director or officer did not in good faith believe he or she was acting in Nivalis’ best interests, with respect to “short-swing” profit claims under Section 16(b) of the 1934 Act and, with certain exceptions, with respect to proceedings that he or she initiates.

Employment Agreements

See “The Merger—Interests of Nivalis Directors and Executive Officers in the Merger” for a description of the terms of these agreements.

Policies and Procedures with Respect to Related Party Transactions

Nivalis’ board of directors has adopted a written policy governing the review and approval of related party transactions. The Audit Committee of Nivalis’ board of directors has the primary responsibility for reviewing and approving or disapproving related party transactions, as designated in the Audit Committee charter. In addition, Nivalis’ Code of Business Conduct and Ethics requires that each of Nivalis’ employees and directors inform his or her superior or the chairman of the Audit Committee, respectively, of any material transaction or relationship that comes to his or her attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which Nivalis is involved and in which an executive officers, a director or a related person has a direct or indirect material interest.

Alpine Transactions

Affiliations with Principal Stockholders

Each of Dr. Jay Venkatesan and Dr. Mitchell H. Gold is an executive officer of Alpine, a member of Alpine’s board of directors and, in their individual capacities, a limited partner of Alpine Immunosciences, L.P., Delaware limited partnership, which is a holder of more than 5% of Alpine’s outstanding capital stock. In addition, each of Dr. Jay Venkatesan and Dr. Mitchell H. Gold, in their individual capacities, is a Managing Partner of Alpine BioVentures, GP, LLC, a Delaware limited liability company, which is the general partner of Alpine Immunosciences, L.P.

Dr. James N. Topper, M.D., Ph.D. is a member of Alpine’s board of directors and, in his individual capacity, is a managing member of FHM Life Sciences VIII, LLC, a Delaware limited liability company. FHM Life Sciences VIII, LLC is the general partner of FHM Life Sciences VIII, LP, a Delaware limited partnership. FHM Life Sciences VIII, LP is the general partner of Frazier Life Sciences VIII, L.P., a Delaware limited partnership, which is a holder of more than 5% of Alpine’s outstanding capital stock.

Dr. Peter Thompson M.D. is a member of Alpine’s board of directors and, in his individual capacity, is an employee of OrbiMed Advisors LLC. OrbiMed Advisors LLC is the managing member of OrbiMed Capital GP VI LLC. OrbiMed Capital GP VI LLC is the general partner of OrbiMed Private Investments VI, LP, which is a holder of more than 5% of Alpine’s outstanding capital stock.

Indemnification Agreements

In 2015, Alpine entered into an indemnification agreement with each of Dr. Jay Venkatesan and Dr. Mitchell H. Gold which provides for the advancement of expenses under certain conditions and requires Alpine to indemnify such executive officer and director of Alpine to the fullest extent permitted by Delaware law.

In June 2016, Alpine entered into an indemnification agreement with each of Dr. James N. Topper, M.D., Ph.D. and Dr. Peter Thompson M.D. which provides for the advancement of expenses under certain conditions and requires Alpine to indemnify such director of Alpine to the fullest extent permitted by Delaware law.

In April 2017, Alpine entered into an indemnification agreement with Paul Rickey which provides for the advancement of expenses under certain conditions and requires Alpine to indemnify such executive officer of Alpine to the fullest extent permitted by Delaware law.

Series Seed Financing

Alpine Immunosciences, L.P., which is affiliated with Alpine’s executive officers and directors Dr. Jay Venkatesan and Dr. Mitchell H. Gold as further described above, is a party to that certain Alpine Series Seed Preferred Stock Agreement dated January 23, 2015, as amended, pursuant to which Alpine Immunosciences, L.P. agreed to purchase an aggregate total of 5,000,000 shares of Alpine’s Series Seed Preferred Stock, all at a purchase price per share of $0.25 per share, in a number of closings that occurred between January 27, 2015 and April 15, 2016. The table below sets forth the number of shares of Alpine Series Seed Preferred Stock sold by Alpine between January 1, 2016 and April 15, 2016 pursuant to the terms of the Alpine Series Seed Preferred Stock Purchase Agreement dated January 23, 2015, as amended, and the aggregate purchase price for such shares. No shares of Alpine Series Seed Preferred Stock were sold after April 15, 2016.

Name of Purchaser	Aggregate Purchase Price	Number of Shares of Alpine Series Seed Preferred Stock
Alpine Immunosciences, L.P.	$640,000	2,560,000

Series A Financing

Each of Alpine Immunosciences, L.P., which is affiliated with Alpine’s executive officers and directors Dr. Jay Venkatesan and Dr. Mitchell H. Gold as further described above, Frazier Life Sciences VIII, L.P., which is affiliated with Alpine director Dr. James N. Topper, M.D. as further described above, and OrbiMed Private Investments VI, LP, which is affiliated with Alpine’s director Dr. Peter Thompson, M.D., is a party to that certain Alpine Series A Preferred Stock Purchase Agreement dated June 10, 2016, pursuant to which Alpine Immunosciences, L.P., Frazier Life Sciences VIII, L.P. and OrbiMed Private Investments VI, LP agreed to purchase shares of Alpine’s Series A-1 Preferred Stock, a portion of which was contingent upon certain milestones, at a purchase price per share of $2.81. The table below sets forth the number of shares of Alpine Series A-1 Preferred Stock sold by Alpine since January 1, 2016 pursuant to the terms of the Alpine Series A Preferred Stock Purchase Agreement dated June 10, 2016 and the aggregate purchase price for such shares.

Name of Purchaser	Aggregate Purchase Price	Number of Shares of Alpine Series A-1 Preferred Stock
Alpine Immunosciences, L.P.	$5,999,999.11	2,135,231
OrbiMed Private Investments VI, LP	$14,999,999.18	5,338,078
Frazier Life Sciences VIIII, L.P.	$10,000,000.39	3,558,719

Subscription Agreement

Each of Alpine Immunosciences, L.P., which is affiliated with Alpine’s executive officers and directors Dr. Jay Venkatesan and Dr. Mitchell H. Gold as further described above, Frazier Life Sciences VIII, L.P., which is affiliated with Dr. James N. Topper, M.D. as further described above, and Orbimed Private Investments VI, LP, which is affiliated with Dr. Peter Thompson, M.D., have agreed to purchase shares of Alpine common stock for an aggregate purchase price of $17.0 million, in conjunction with the Pre-Closing Financing. For more information regarding the Subscription Agreement, please see the section entitled “Agreements Related to the Merger—Subscription Agreement” in this proxy statement/prospectus/information statement. The table below sets forth the number of shares of Alpine common stock they have agreed to purchase and the aggregate purchase price for such shares.

Name of Purchaser	Aggregate Purchase Price	Number of Shares of Alpine Common Stock
Alpine Immunosciences, L.P.	$3,290,324.72	520,045
OrbiMed Private Investments VI, LP	$8,225,808.62	1,300,112
Frazier Life Sciences VIIII, L.P.	$5,483,870.31	866,741

Stock Transfer Agreements

Alpine’s executive officers and directors Dr. Jay Venkatesan and Dr. Mitchell H. Gold each transferred a number of shares of Alpine’s common stock that were held in their individual capacities to trusts established for the benefit of their respective children, each pursuant to the terms of a Stock Transfer Agreement. Alpine is a party to such Stock Transfer Agreements solely as a beneficiary of the representations and warranties contained therein.

Director and Executive Officer Compensation

For information regarding the compensation of Alpine’s directors and executive officers, please see the section entitled “Management Following the Merger—Executive Compensation Discussion and Analysis” in this proxy statement/prospectus/information statement.

Policy for Approval of Related Person Transactions

While Alpine does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Alpine’s board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following information does not give effect to the proposed one-for-four reverse stock split of Nivalis common stock described in Nivalis Proposal No. 2.

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP, and gives effect to the transaction between Nivalis and Alpine to be accounted for as a reverse acquisition, with Alpine being deemed the acquiring company for accounting purposes.

Alpine was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Alpine stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis immediately following the closing of the transaction and (ii) directors appointed by Alpine will hold a majority of board seats in the combined organization.

The following unaudited pro forma condensed combined financial statements are based on Nivalis’ historical financial statements and Alpine’s historical financial statements, as adjusted to give effect to Nivalis’ acquisition of Alpine. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2017 and the year ended December 31, 2016 give effect to these transactions as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of March 31, 2017 gives effect to these transactions as if they had occurred on March 31, 2017.

Because Alpine will be treated as the accounting acquirer, Alpine’s assets and liabilities will be recorded at their precombination carrying amounts and the historical operations that are reflected in the unaudited pro forma financial information will be those of Alpine. Nivalis’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Alpine after the consummation of the transaction.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Nivalis’ operations, changes in the fair value of Nivalis common stock and other changes in Nivalis’ assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Nivalis and Alpine been a combined organization during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in these pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with Nivalis’ and Alpine’s historical financial statements, which are included in this proxy statement/prospectus/information statement.

Pro Forma Condensed Combined Balance Sheet as of March 31, 2017

(in thousands)

	Alpine	Nivalis	Pro Forma Adjustments	Note 4		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$13,568	$12,929	$33,667	(e	)	$60,164
Marketable securities	—	39,745	—			39,745
Prepaid expense and other current assets	170	263	(263)	(b	)	170

Total current assets	13,738	52,937	33,404			100,079

Property and equipment, net	781	72	(72)	(b	)	781
Intangible assets	—	—	1,400	(f	)	1,400

Total assets	$14,519	$53,009	$34,732			$102,260

Liabilities convertible preferred stock, and stockholders’ equity
Current liabilities:
Accounts payable and other accrued expenses	$326	1,278	1,084	(b	)	6,713
			4,025	(d	)
Accrued other liabilities	555	54	560	(b	)	1,169
Accrued direct program expenses	—	87	—			87
Accrued restructuring charges	—	2,251	—			2,251
Accrued employee benefits	—	119	—			119
Income taxes payable	66	—	—			66
Deferred revenue	1,271	—	—			1,271
Deferred rent, current portion	36	—	—			36

Total current liabilities	2,254	3,789	5,669			11,712

Deferred rent, long-term portion	103	—	—			103

Total liabilities	2,357	3,789	5,669			11,815

Convertible preferred stock	15,535	—	16,667	(e	)	32,202

Stockholders’ (deficit) equity:
Common stock	—	16	56	(a	)	56
			(16)	(b	)
Additional paid-in-capital	217	238,434	(56)	(a	)	63,717
			46,556	(b	)
			17,000	(e	)
			(238,434)	(b	)
Accumulated other comprehensive loss	—	(14)	—	(b	)	(14)
Accumulated deficit	(3,590)	(189,216)	189,216	(b	)	(5,516)
			2,099	(b	)
			(4,025)	(d	)

Total stockholders’ (deficit) equity	(3,373)	49,220	12,396			58,243

Total liabilities convertible preferred stock, and stockholders’ equity	$14,519	$53,009	$34,732			$102,260

Pro Forma Condensed Combined Statement of Operations—Three Months Ended March 31, 2017

(in thousands, except per share amounts)

	Alpine	Nivalis	Pro Forma Adjustments	Note 4		Pro Forma Combined
Revenues:	$737	$—	$—			$737

Operating expenses:
Research and development	1,858	2,758	—			4,616
General and administrative	873	2,781	(228)	(c	)	3,426
Restructuring charges	—	3,486	—			3,486

	2,731	9,025	(228)			11,528

Loss from operations	(1,994)	(9,025)	228			(10,791)
Interest income	5	109	—			114

Net loss	$(1,989)	$(8,916)	$228			$(10,677)

Net loss per common share:
Basic and diluted	$(1.61)	$(0.57)				$(0.19)

Weighted average common shares outstanding:
Basic and diluted	1,238	15,644	39,870	(g	)	55,514

Pro Forma Condensed Combined Statement of Operations—Year Ended December 31, 2016

(in thousands, except per share amounts)

	Alpine	Nivalis	Pro Forma Adjustments	Note 4		Pro Forma Combined
Revenues:	$2,950	$—	$—			$2,950

Operating expenses:
Research and development	2,989	23,316	—			26,305
General and administrative	1,149	8,586	—			9,735

	4,138	31,902	—			36,040

Loss from operations	(1,188)	(31,902)	—			(33,090)
Interest income	22	439	—			461

Loss before income taxes	(1,166)	(31,463)	—			(32,629)
Income tax expense	(66)	—	—			(66)

Net loss	$(1,232)	$(31,463)	$—			$(32,695)

Net loss per common share:
Basic and diluted	$(1.08)	$(2.03)				$(0.59)

Weighted average common shares outstanding:
Basic and diluted	1,136	15,492	39,870	(g	)	55,362

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Nivalis and Alpine.

For the purposes of the unaudited pro forma combined financial information, the accounting policies of Nivalis and Alpine are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in Note 4, “Pro Forma Adjustments.”

Description of Transaction

On April 18, 2017, Nivalis, Merger Sub, and Alpine, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the merger.

Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, each outstanding share of Alpine common stock will be converted into the right to receive shares of Nivalis common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Nivalis common stock if determined necessary or appropriate by Nivalis, Alpine and Merger Sub) such that, immediately following the Effective Time, preexisting Nivalis stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and preexisting Alpine stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis.

Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine have entered into the Subscription Agreement with Alpine pursuant to which such stockholders have agreed, subject to the terms and conditions of the Subscription Agreement, to purchase immediately prior to the closing of the merger shares of Alpine’s capital stock for an aggregate purchase price of approximately $17.0 million. The consummation of the transactions contemplated by such Subscription Agreement is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Basis of Presentation

Alpine has preliminarily concluded that the transaction represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Alpine has not yet completed an external valuation analysis of the fair market value of Nivalis’ assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, Alpine has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when Alpine has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (i) changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, (ii) other changes to assets and liabilities and (iii) changes to the ultimate purchase consideration.

Note 2—Financing transactions

On April 18, 2017, prior to execution and delivery of the Merger Agreement, and as contemplated by the Merger Agreement, certain holders of Alpine’s Series A-1 convertible preferred stock purchased 5.9 million shares of Series A-1 convertible preferred stock for an aggregate purchase price of $16.7 million. In addition, contemporaneously with the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine entered into a Subscription Agreement with Alpine to purchase 2.7 million shares of Alpine common stock for an aggregate purchase price of $17.0 million, to take place immediately prior to the closing of the proposed merger, subject to the terms of the Subscription Agreement.

Note 3—Preliminary purchase price allocation

Alpine has performed a preliminary valuation analysis of the fair value of Nivalis’ assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in thousands):

Cash and cash equivalents	$12,929
Marketable securities	39,745
Prepaid expense and other current assets	—
Property and equipment, net	—
Accounts payable and other accrued expenses	(1,278)
Accrued direct program expenses	(87)
Accrued restructuring charges	(2,251)
Accrued employee benefits	(119)
Accrued other liabilities	(1,138)
Bargain purchase gain	(2,099	)(w)
Intangible assets	1,400
Deferred tax liability	(560	)(x)

Total consideration	$46,542

(w)	To reflect the bargain purchase gain recognized as a result of the transaction.

(x)	The deferred tax liability resulting from the increase in basis of Nivalis’ intangible assets, as applicable, for book purposes but not for tax purposes was calculated using a 40% effective tax rate.

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Nivalis based on their estimated fair values as of the transaction closing date. The excess of the estimated fair values of net assets acquired over the acquisition consideration paid will be recorded as a bargain purchase gain in the condensed combined statement of operations. The bargain purchase gain has not been reflected in the pro forma condensed combined statement of operations as it is directly attributable to the transaction and will not have a continuing impact on the operating results of the combined organization.

The following table illustrates the effect of changes in Nivalis’ common stock price and the resulting impact on the estimated total purchase price and estimated bargain purchase (gain) goodwill (in thousands except per share amounts):

Change in stock price	Stock price	Estimated purchase price	Estimated purchase (gain) goodwill
Increase of 10%	$3.21	$50,288	$1,647
Decrease of 10%	$2.63	$41,145	$(7,496)
Increase of 20%	$3.50	$54,859	$6,218
Decrease of 20%	$2.34	$36,573	$(12,068)
Increase of 30%	$3.80	$59,431	$10,790
Decrease of 30%	$2.04	$32,001	$(16,640)
Increase of 50%	$4.38	$68,574	$19,933
Decrease of 50%	$1.46	$22,858	$(25,783)

Note 4—Pro forma adjustments

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a) Represents the issuance of 39.9 million shares of Nivalis common stock upon close of the proposed merger. The effect of the issuance on common stock and additional paid-in capital is as follows (in thousands):

	Common Stock	Additional Paid-in Capital
Issuance of 39.9 million shares of Nivalis’ common stock	$40	$(40)
Adjustments due to reverse merger	16	(16)

	$56	$(56)

(b) Represents the elimination of the historical equity of Nivalis and the initial allocation of the purchase price to identified intangibles, fair value adjustments and goodwill, as follows (in thousands):

Total consideration	$46,542 (y)
Accumulated other comprehensive loss	14
Common stock	(16)
Additional paid-in capital	(238,434)
Accumulated deficit	189,216
Assets:
Intangible assets	(1,400)
Prepaid expense and other current assets	263
Property and equipment, net	72
Liabilities:
Accounts payable (change in control obligations)	1,084 (z)
Deferred tax liability	560

Bargain purchase gain	$(2,099)

(y)	Consideration of $46.5 million represents $45.7 million of market value ($2.92 per share as of March 31, 2017) or 15.7 million shares of Nivalis common stock and $0.8 million in the fair value of stock-based compensation accounted for as a modification due to acceleration triggered by a change in control.

(z)	Represents the accrual of change of control obligations for Nivalis employees that will become due at the closing of the merger.

(c) Represents the elimination of estimated transaction costs of $0.2 million by Nivalis during the three months ended March 31, 2017. Expenses incurred by Alpine for the three months ended March 31, 2017 were immaterial. These amounts have been eliminated on a pro forma basis, as they are not expected to have a continuing effect on the operating results of the combined organization.

(d) Reflects an adjustment of approximately $4.0 million for the estimated transaction costs for both Alpine and Nivalis, such as adviser fees, legal and accounting expenses and D&O related insurance that were not incurred as of March 31, 2017.

(e) Reflects Alpine’s issuance of approximately 2.7 million shares of common stock for approximately $17.0 million, to take place immediately prior to closing of the proposed merger, and approximately 5.9 million Series A-1 preferred shares for approximately $16.7 million, completed on April 18, 2017.

(f) As required by FASB ASC 805, acquired in-process research and development (“IPR&D”) through business combinations is accounted for as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. Therefore, such assets are not amortized but are tested for impairment at least annually (amounts in thousands):

	Estimated Fair Value	Estimated Useful Life in Years	Year Ended December 31, 2016 Amortization Expense	Three Months Ended March 31, 2017 Amortization Expense
In-process research and development	$1,400	Indefinite	$—	$—

(g) Represents the increase in the weighted-average shares due to the issuance of 39.9 million shares of common stock in connection with the merger. The table presents these pro forma adjustments as follows (in thousands):

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Weighted-Average Shares Outstanding	15,492	15,644
Issuance of shares for Nivalis common stock pursuant to the merger	39,870	39,870

	55,362	55,514

The 39.9 million shares of Nivalis’ common stock to be issued pursuant to the merger does not take into account the 4.8 million shares of Nivalis’ common stock to be reserved for each option and warrant exercisable for shares of Alpine common stock or preferred stock or the effect of the Nivalis Reverse Stock Split.

DESCRIPTION OF NIVALIS’ CAPITAL STOCK

The following description of Nivalis’ capital stock is not complete and may not contain all the information you should consider before investing in Nivalis’ capital stock. This description is summarized from, and qualified in its entirety by reference to, Nivalis’ amended and restated certificate of incorporation, which has been publicly filed with the SEC. See “Where You Can Find More Information; Incorporation by Reference.”

Nivalis’ authorized capital stock consists of:

•	200,000,000 shares of common stock, $0.001 par value, of which 15,656,251 shares have been issued and are outstanding as of May 18, 2017; and

•	10,000,000 shares of preferred stock, $0.001 par value, of which no shares have been issued and are outstanding as of May 18, 2017.

Common Stock

The holders of shares of Nivalis’ common stock are entitled to one vote per share on all matters to be voted upon by Nivalis’ stockholders and there are no cumulative rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders shares of Nivalis’ of common stock are entitled to receive ratably any dividends that may be declared from time to time by Nivalis’ board of directors out of funds legally available for that purpose. In the event of liquidation of Nivalis, dissolution or winding up, the holders of shares of Nivalis’ common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. Nivalis’ common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Nivalis’ common stock. The outstanding shares of Nivalis’ common stock are fully paid and non-assessable, and any shares of Nivalis’ common stock to be issued upon an offering pursuant to this proxy statement/prospectus/information statement and the related prospectus supplement will be fully paid and nonassessable upon issuance.

Transfer Agent

The transfer agent and registrar for Nivalis’ common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Dividend

Nivalis has never paid cash dividends on its common stock. Moreover, Nivalis does not anticipate paying periodic cash dividends on its common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of Nivalis’ board of directors and will depend upon its earnings, if any, capital requirements, operating and financial conditions and on such other factors as Nivalis’ board of directors deems relevant.

Preferred Stock

The following description of Nivalis’ preferred stock and the description of the terms of any particular series of Nivalis’ preferred stock that Nivalis chooses to issue hereunder are not complete. These descriptions are qualified in their entirety by reference to Nivalis’ amended and restated certificate of incorporation and the certificate of designation, if and when adopted by Nivalis’ board of directors, relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

Nivalis currently has no shares of preferred stock outstanding. Nivalis’ board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of Nivalis’ common stock.

Nivalis’ board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of Nivalis’ common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Nivalis or make it more difficult to remove Nivalis’ management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of Nivalis’ common stock.

Nivalis’ board of directors may specify the following characteristics of any preferred stock:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at the option of Nivalis or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Nivalis affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of Nivalis’ capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Any preferred stock issued will be fully paid and nonassessable upon issuance.

Anti-Takeover Effects of Provisions of Nivalis Charter Documents

Nivalis’ amended and restated certificate of incorporation provides for Nivalis’ board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of Nivalis’ outstanding voting stock from obtaining control of Nivalis’ board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Nivalis and could increase the likelihood that incumbent directors will retain their positions. Nivalis’ amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all of Nivalis’ outstanding stock or without cause by the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all of Nivalis’ outstanding stock.

Nivalis’ amended and restated certificate of incorporation provides that certain amendments of Nivalis’ certificate of incorporation and amendments by the stockholders of Nivalis’ amended and restated bylaws require the approval of at least 66 and 2/3% of the voting power of all outstanding stock of Nivalis’. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Nivalis and could delay changes in management.

Nivalis’ amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Nivalis’ stockholders, including proposed nominations of persons for election to Nivalis’ board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Nivalis’ board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of Nivalis’ amended and restated bylaws in all respects. The amended and restated bylaws do not give Nivalis’ board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of Nivalis’ stockholders. However, Nivalis’ amended and restated bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Nivalis.

Nivalis’ amended and restated bylaws provide that a special meeting of Nivalis’ stockholders may be called only by the Secretary of Nivalis and at the direction of Nivalis’ board of directors by resolution adopted by a majority of Nivalis’ board of directors. Because Nivalis’ stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of Nivalis’ board of directors by calling a special meeting of stockholders prior to such time as a majority of Nivalis’ board of directors, the chairperson of Nivalis’ board of directors, the president or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace Nivalis’ board of directors also could be delayed until the next annual meeting.

Nivalis’ amended and restated bylaws do not allow Nivalis’ stockholders to act by written consent without a meeting. Without the availability of stockholder action by written consent, a holder controlling a majority of Nivalis’ capital stock would not be able to amend Nivalis’ amended and restated bylaws or remove directors without holding a stockholders’ meeting.

Anti-Takeover Effects of Delaware Law

Nivalis is subject to the provisions of Section 203 of the DGCL, or Section 203. Under Section 203, Nivalis would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, Nivalis’ board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Nivalis’ voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by Nivalis’ board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The provisions of Delaware law and Nivalis’ amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Nivalis’ common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

COMPARISON OF RIGHTS OF HOLDERS OF NIVALIS STOCK AND ALPINE STOCK

Both Nivalis and Alpine are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Alpine’s stockholders will become stockholders of Nivalis, and their rights will be governed by the DGCL, the amended and restated bylaws of Nivalis and, assuming Proposal Nos. 2 and 3 are approved by Nivalis’ stockholders at the Nivalis special meeting, the amended and restated certificate of incorporation of Nivalis as amended by the amendments thereto attached to this proxy statement/prospectus/information statement as Annex D and Annex E, respectively.

The table below summarizes the material differences between the current rights of Alpine’s stockholders under Alpine’s second amended and restated certificate of incorporation and bylaws and the rights of Nivalis’ stockholders, post-merger, under Nivalis’ amended and restated certificate of incorporation and amended and restated bylaws, each as amended, as applicable, and as in effect immediately following the merger.

While Nivalis and Alpine believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Nivalis’ stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Nivalis’ and Alpine’s stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Nivalis and Alpine that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Nivalis or Alpine before the merger and being a stockholder of Nivalis after the merger. Nivalis has filed copies of its current amended and restated certificate of incorporation and amended and restated bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Alpine will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current Alpine Rights Versus Nivalis Rights Post-Merger

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
ELECTIONS; VOTING; PROCEDURAL MATTERS

Authorized Capital Stock	The second amended and restated certificate of incorporation of Alpine authorizes the issuance of up to 46,500,000 shares of common stock, $0.0001 par value per share, and 22,081,852 shares of preferred stock, $0.0001 par value per share, 5,000,000 of which are designated as “Series Seed Preferred Stock”, 14,590,748 of which are designated as “Series A-1 Preferred Stock”, and 2,491,104 of which are designated as “Series A-2 Preferred Stock”.	The amended and restated certificate of incorporation of Nivalis authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors	The bylaws of Alpine sets the number of directors at not less	The amended and restated certificate of incorporation of

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
	than one nor more than seven, with the specific number to be set by resolution of the board of directors of Alpine. Currently, consistent with the amended and restated voting agreement of Alpine, the number of directors is set at five; provided, however, that one seat is currently vacant.	Nivalis currently provides that the number of directors that shall constitute the whole board of directors of Nivalis shall be fixed exclusively by one or more resolutions adopted from time to time by the board of directors.

Stockholder Nominations and Proposals	The second amended and restated certificate of incorporation and bylaws of Alpine do not provide for procedures with respect to stockholder proposals or director nominations.	The amended and restated bylaws of Nivalis provide that nominations of any person for election to the Nivalis board of directors may be made at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) only (a) by or at the direction of the Nivalis board of directors, including by any committee or persons authorized to do so by the board of directors of Nivalis or the amended and restated bylaws of Nivalis, or (b) by a stockholder of Nivalis present in person (A) who was a beneficial owner of shares of Nivalis both at the time of giving the notice of such meeting and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with the notice and nomination provisions of the amended and restated bylaws of Nivalis.

The amended and restated bylaws of Nivalis provide that in order for a stockholder to properly bring business before an annual meeting, the stockholder must be a stockholder present in person who (A)(1) was a beneficial owner of shares of Nivalis at the time of giving the notice provided for in the amended and restated bylaws of Nivalis and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
with the notice and proposal provisions of the amended and restated bylaws of Nivalis, or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The amended and restated bylaws of Nivalis further provide that stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders.

Classified Board of Directors	The second amended and restated certificate of incorporation of Alpine does not provide for the division of the board of directors into staggered classes.	The amended and restated certificate of incorporation of Nivalis provides that the directors comprising the board of directors of Nivalis shall be divided into three staggered classes, with each class serving a three-year term.

Removal of Directors	Directors may be removed, with or without cause, by the affirmative vote of the holders of the shares of the class or series of stock of Alpine (or different classes or series voting separately, or together as the case may be) entitled to elect such director or directors.	Under the amended and restated certificate of incorporation of Nivalis, a director may be removed from office only for cause at a meeting of stockholders called for that purpose, by the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all the then outstanding shares of voting stock entitled to vote at an election of directors, voting together in a single class.

Special Meeting of the Stockholders	The bylaws of Alpine provide that special meetings of stockholders may be called at any time by the board of directors, the chairman of the board or the president. Further, a special meeting of the stockholders of Alpine may be called by the stockholders Alpine holding not less than two percent of all the votes entitled to be cast on any issue proposed to be considered at such special meeting by a written demand for such meeting, describing the purpose or purposes for which it is to be held.	The amended and restated certificate of incorporation of Nivalis provides that a special meeting of the stockholders may be called by the secretary of Nivalis at the direction of the board of directors of Nivalis, pursuant to a resolution adopted by a majority of the entire board of directors of Nivalis, but such special meetings may not be called by any other person or persons.

Cumulative Voting	The second amended and restated certificate of incorporation and	The amended and restated certificate of incorporation of

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
	bylaws of Alpine do not have a provision granting cumulative voting rights in the election of its directors.	Nivalis provides that there shall be no cumulative voting in the election of its directors. The amended and restated bylaws of Nivalis provide that the stockholder members of the board of directors of Nivalis will be elected by a plurality vote.

Vacancies	The second amended and restated certificate of incorporation and bylaws of Alpine provide that any vacancy on Alpine’s board of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director, and the directors so chosen shall hold office until the next annual election of Alpine’s board of directors and until their successors are duly elected, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock or different classes or series voting separately or together, then the holders of shares of such class, or different classes or series voting separately or together may override the action of Alpine’s board of directors to fill such vacancy.	The amended and restated certificate of incorporation and amended and restated bylaws of Nivalis provide that any vacancy or newly created directorships on the board of directors of Nivalis will be filled only by the affirmative vote of a majority of the directors in office, even though less than a quorum, or by a sole remaining director, unless the board of directors of Nivalis determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law.

Voting Stock	Under the second amended and restated certificate of incorporation of Alpine, the holders of common stock are entitled to one vote for each share of stock held by them and holders of preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible; provided, however, that (i) the holders of common stock shall be entitled to elect one director, (ii) for so long as at least ten percent of the shares of Series Seed Preferred Stock originally issued by Alpine are outstanding	Under the amended and restated certificate of incorporation and amended and restated bylaws of Nivalis, the holders of voting stock entitled to vote at any meeting of the stockholders shall be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder that has voting power upon the matter in question on each matter properly submitted to the stockholders at a meeting of the stockholders. The amended and restated bylaws of Nivalis further provide that the stockholders shall be entitled to cast one vote in

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
	(as may be adjusted), the holders of Series Seed Preferred stock shall be entitled to elect one director, and (iii) for so long as at least ten percent of the shares of Series A Preferred Stock originally issued by Alpine are outstanding (as may be adjusted), the holders of Series A Preferred stock shall be entitled to elect two directors.	person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the board of directors of Nivalis, or if no record date is fixed by the board of directors of Nivalis, as of the close of business on the day next preceding the day on which notice of a meeting of stockholders is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, or as is determined under the DGCL.

Stockholders Agreement; Voting Agreement

Alpine does not have a stockholders agreement.

Alpine and the stockholders of Alpine have entered into that certain Alpine Amended and Restated Voting Agreement dated June 10, 2016, which provides, among other things, that: (i) one director shall be designated by the holders of a majority of the shares of Alpine’s common stock; (ii) one director shall be designated by OrbiMed Private Investments VI, LP (for so long as OrbiMed Private Investments VI, LP and its affiliated parties continues to hold at least 10% of the shares of Series A Preferred Stock of Alpine originally issued to OrbiMed Private Investments VI, LP); (iii) one director shall be designated by Frazier Life Sciences VIII, L.P. (for so long as Frazier Life Sciences VIII, L.P. and its affiliated parties continues to hold at least 10% of the shares of Series A Preferred Stock of Alpine originally issued to Frazier Life Sciences VIII, L.P.); and (iv) one director shall be an independent industry expert designated by the holders of at least 75% of the then outstanding shares of Series A Preferred Stock of Alpine. Under the Merger Agreement, Alpine has agreed to terminate the Alpine

Nivalis does not have a stockholders agreement or similar agreement with any of its stockholders in place.

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
Amended and Restated Voting Agreement at or prior to the closing of the merger.

Drag Along	Under the Alpine Amended and Restated Voting Agreement dated June 10, 2016, as further described therein, if the holders of a majority of all then outstanding shares of Alpine’s preferred stock approve the sale of Alpine, then each stockholder party to the Alpine Amended and Restated Voting Agreement is required to vote in favor of such transaction or sell their shares, as applicable.	Nivalis does not have drag along terms in place.

Stockholder Action by Written Consent	The bylaws of Alpine provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.	The amended and restated certificate of incorporation and amended and restated bylaws of Nivalis specify that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders and further explicitly provides that no action shall be taken by the stockholders by written consent.

Notice of Stockholder Meeting	The bylaws of Alpine provide that notices of all meetings shall state the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The bylaws of Alpine provide that notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.	Under the amended and restated bylaws of Nivalis, written notice of each stockholder meeting must specify the place, date and hour of the meeting and, in the case of a special meeting, the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting.

Conversion Rights and Protective Provisions	The second amended and restated certificate of incorporation of Alpine provides that each holder of shares of Alpine preferred stock shall have the right to convert such shares into shares of Alpine	The amended and restated certificate of incorporation of Nivalis does not provide that holders of Nivalis stock shall have preemptive, conversion or other protective rights.

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
common stock at any time in accordance with the second amended and restated certificate of incorporation of Alpine. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering resulting in at least $50 million of proceeds or the date and time, or occurrence of an event, specified by the holders of a majority of all then outstanding shares of Alpine’s preferred stock, all outstanding shares of Alpine preferred stock shall be converted into shares of Alpine common stock.

For so long as at least 20% of the shares of Alpine’s preferred stock originally issued remain outstanding, Alpine may not, without the consent of a majority of Alpine’s preferred stock then outstanding: (i) amend, alter, repeal or change the rights, preferences or privileges of Alpine’s preferred stock (or series thereof); (ii) increase or decrease the total number of authorized or designated shares of Alpine common stock or preferred stock (or any series thereof); (iii) create, authorize, designate or issue any new class or series of capital stock ranking on parity with or senior to the then outstanding shares of Alpine preferred stock in right of redemption, liquidation preference, voting or dividends, or create, authorize, designate or issue any options, warrants, other rights or equity securities exercisable, convertible and/or exchangeable for such capital stock, or once authorized, designated or issued, increase the amount of such authorized, designated or issued amounts; (iv) redeem, purchase or otherwise acquire (or pay into or set aside

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
for a sinking fund for such purpose) any share or shares of common stock; provided, however, that this restriction shall not apply to the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for Alpine or any subsidiary pursuant to agreements under which Alpine has the option to repurchase such shares upon the occurrence of certain events; (v) authorize or enter into an agreement for, nor consummate any transaction or series of transactions, that is a liquidation event; (vi) undertake any act or enter into any agreement regarding a material asset transfer or an exclusive license of Alpine’s intellectual property assets out of the ordinary course of business; (vii) amend, alter, repeal, or change any provision of the second amended and restated certificate of incorporation of Alpine, as may be amended, or of Alpine’s bylaws in any manner adverse to Alpine’s preferred stock (or any series thereof); (viii) increase or decrease the authorized number of directors of Alpine; (ix) pay or declare any dividend on any shares of Alpine common stock or preferred stock, except as expressly provided in the second amended and restated certificate of incorporation of Alpine; (x) undertake any act or enter into any agreement that could result in Alpine issuing its capital stock to acquire all or substantially all of the equity of another entity or all or substantially all of the assets of another entity and the number of shares of Alpine’s capital stock so issued would exceed ten percent of the shares of Alpine’s capital stock immediately prior to such

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
acquisition; or (xi) authorize, enter into or consummate any transaction in which any of Alpine’s directors are interested, unless such transaction has been approved by Alpine’s board of directors, including the approval of a majority of the directors who are not interested in such transaction.

Right of First Refusal

The Alpine Right of First Refusal and Co-Sale Agreement entered into among Alpine and certain stockholders dated June 10, 2016 provides that any holder of common stock that is a party to the Alpine Right of First Refusal and Co-Sale Agreement wishing to transfer any shares of common stock shall first provide Alpine with the right to purchase such shares. In such an event, if Alpine does not elect to exercise its right of first refusal in full, OrbiMed Private Investments VI, LP, Alpine Immunosciences, L.P. and Frazier Life Sciences VIII, L.P. have a secondary right of first refusal to purchase all or any portion of the shares of Alpine common stock which are proposed for sale or transfer by the holders of Alpine common stock that are a party to the Alpine Right of First Refusal and Co-Sale Agreement. Under the Merger Agreement, Alpine has agreed to terminate the Alpine Right of First Refusal and Co-Sale Agreement at or prior to the closing of the merger.

All holders of Alpine common stock that are not bound by the Alpine Right of First Refusal and Co-Sale Agreement are bound by either a common stock purchase agreement or an exercise notice and restricted stock purchase agreement that provides that if any such holder of Alpine common stock wishes to transfer any shares

Nivalis does not have a right of first refusal in place.

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
of stock shall first provide Alpine with the right to purchase such shares of Alpine common stock.

Right of Co-Sale	As further described in the Alpine Right of First Refusal and Co-Sale Agreement, each of OrbiMed Private Investments VI, LP, Alpine Immunosciences, L.P. and Frazier Life Sciences VIII, L.P. have a right of co-sale with respect to any common stock proposed to be transferred or sold by any holder of common stock that is a party to the Alpine Right of First Refusal and Co-Sale Agreement which is not earlier purchased by Alpine by exercise of its right of first refusal (as further described above) or by OrbiMed Private Investments VI, LP, Alpine Immunosciences, L.P. and Frazier Life Sciences VIII, L.P by exercise of their secondary right of first refusal (as further described above).	Nivalis does not have a right of co-sale in place.

Pro Rata Rights	The Alpine Amended and Restated Investors’ Rights Agreement entered into among Alpine, Michael Kornacker, Ryan Swanson, OrbiMed Private Investments VI, LP, Alpine Immunosciences, L.P. and Frazier Life Sciences VIII, L.P. dated June 10, 2016 provides each of the above-named stockholders with a right of first refusal to purchase his or its pro rata amount (as defined therein) of new securities which Alpine proposes to sell and issue after June 10, 2016, subject to certain exceptions as further described therein. Under the Merger Agreement, Alpine has agreed to terminate the Alpine Amended and Restated Investors’ Rights Agreement at or prior to the closing of the merger.	Nivalis does not have a pro rata rights provision in place.

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification	The second amended and restated certificate of incorporation of Alpine provides that Alpine shall have the power to indemnify its directors and officers to the fullest extent permitted by applicable law. In addition, the bylaws of Alpine provide that Alpine shall indemnify its officers, directors, agents and employees in the manner and to the full extent permitted by applicable law. Alpine has entered into a number of indemnification agreements with its officers and directors.	The amended and restated certificate of incorporation of Nivalis provides that a director of Nivalis shall not be personally liable to Nivalis or its stockholders for monetary damages for breach of fiduciary duty as a director. The amended and restated bylaws of Nivalis provide that Nivalis shall indemnify and hold harmless its directors and officers to the fullest extent permitted by applicable law, except that Nivalis will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the board of directors of Nivalis. Under the amended and restated bylaws of Nivalis, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Advancement of Expenses	Alpine’s standard form of indemnification agreement used with certain of its officers and directors provides that Alpine shall pay the expenses incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to be indemnified.	The amended and restated bylaws of Nivalis provide that Nivalis will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the amended and restated bylaws of Nivalis or otherwise.
Dividends

Declaration and Payment of Dividends	The second amended and restated certificate of incorporation of Alpine provides that holders of preferred stock shall be entitled,	The amended and restated bylaws of Nivalis provide that, subject to any restrictions contained in the DGCL or the amended and

Provision	Alpine (Pre-Merger)	Nivalis (Post-Merger)
	if, when and as declared by the board of directors, non-cumulative cash dividends at the rate of six percent per annum of the original issue price for such shares.	restated certificate of incorporation of Nivalis, the board of directors of Nivalis is empowered to declare and pay dividends upon the shares of Nivalis capital stock. Dividends may be paid in cash, in property or in shares of Nivalis capital stock.

Amendments to Certificate of Incorporation or Bylaws

General Provisions

For so long as at least 20% of the shares of Alpine’s preferred stock originally issued remain outstanding, the second amended and restated certificate of incorporation of Alpine may not be amended in a manner that materially alters or changes the rights, preferences or privileges of the preferred stock so as to affect them adversely in a manner different than other classes without the written consent or affirmative vote of a majority of the outstanding shares of preferred stock.

The bylaws of Alpine provide that the bylaws may be altered, amended or repealed by the stockholders of Alpine or by the board of directors of Alpine, when such power is conferred upon the board of directors by Alpine’s then current certificate of incorporation.

The amended and restated certificate of incorporation of Nivalis may be amended in any manner otherwise permitted by law, with the exception that under the amended and restated certificate of incorporation of Nivalis, Article VI (relating to the composition of and vacancies on the board of directors of Nivalis, election and removal of directors), Article VII (relating to the voting rights of stockholders and special meetings of stockholders), Article VIII (relating to the limitation of liability of directors), Article IX (relating to the exclusive forum selection) and Article X (relating to the amendment of the certificate of incorporation) require the affirmative vote of the holders of 66 and 2/3% of the voting power of the outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class.

PRINCIPAL STOCKHOLDERS OF NIVALIS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the Nivalis Reverse Stock Split.

The following table sets forth certain information with respect to the beneficial ownership of Nivalis common stock as of April 18, 2017 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of the outstanding shares of Nivalis common stock;

•	each of Nivalis’ directors as of April 18, 2017;

•	each of Nivalis’ named executive officers, as identified in “The Merger—Interests of Nivalis’ Directors and Executive Officers in the Merger—Material Severance Terms Pertaining to Named Executive Officers”; and

•	all of the current directors and executive officers of Nivalis as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of April 18, 2017, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 15,656,251 shares of common stock outstanding on April 18, 2017, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Nivalis does not know of any arrangements, including any pledge by any person of securities of Nivalis, the operation of which may at a subsequent date result in a change of control of Nivalis. Unless otherwise noted, the address of each director and current and former executive officer of Nivalis is c/o Nivalis Therapeutics, Inc., PO Box 18387, Boulder, Colorado 80308.

	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
5% Stockholders
Deerfield Management(1)	3,732,412	23.8%
Biotechnology Value Fund(2)	1,864,474	11.9%
Estate of Arnold H. Snider, III(3)	1,557,228	9.9%

	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Directors and Named Executive Officers
Robert Conway(4)	34,844	*
Howard Furst, M.D.(5)	24,525	*
Evan Loh, M.D.(6)	29,920	*
John Moore(7)	29,920	*
Paul Sekhri(8)	14,006	*
Cynthia Smith(9)	3,587	*
Janice Troha(10)	171,212	1.1%
R. Michael Carruthers(11)	171,368	1.1%
All current executive officers and directors as a group (8 persons)(12)	479,382	3.0%

*	Beneficial ownership representing less than 1%.

(1)	Consists of 1,124,740 shares of common stock held by Deerfield Special Situations Fund, L.P., 402,062 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., and 832,216 shares held by Deerfield Private Design International II, L.P. Deerfield Mgmt, L.P. is the general partner of Deerfield Special Situations Fund, L.P., Deerfield Private Design, L.P., Deerfield Private Design International, L.P., Deerfield Private Design II, L.P., and Deerfield Private Design International II, L.P. (collectively, the “Funds”). Deerfield Management Company, L.P. is the investment manager of the Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., collectively referred to as Deerfield Management. Each of the Deerfield Management entities and Mr. James E. Flynn may be deemed to beneficially own the shares held by the Funds. The address of the Funds, the Deerfield Management entities and Mr. James E. Flynn is c/o Deerfield Management Company, L.P., 780 Third Avenue, Floor 37, New York, NY 10017.

(2)	Consists of 845,940 shares beneficially owned by Biotechnology Value Fund, L.P. (“BVF”), 545,222 shares beneficially owned by Biotechnology Value Fund II, L.P. (“BVF2”), and 163,029 shares owned by Biotechnology Value Trading Fund OS LP (“Trading Fund OS”). BVF Partners OS Ltd. (“Partners OS”) is the general partner of Trading Fund OS and may be deemed to beneficially own the 163,029 shares beneficially owned by Trading Fund OS. BVF Partners L.P. (“Partners”) is the general partner of BVF and BVF2, the investment manager of Trading Fund OS and the sole member of Partners OS; Partners may be deemed to beneficially own the shares beneficially owned by BVF, BVF2 Trading Fund OS and certain Partners management accounts, including 310,283 shares held in such management accounts. BVF Inc. is the general partner of Partners and may be deemed to beneficially own the 1,864,474 shares beneficially owned by Partners. Mark N. Lampert is a director and officer of BVF Inc. and may be deemed to beneficially own the 1,864,474 shares beneficially owned by BVF Inc. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaim beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS and the Partners management accounts. The business address of BVF, BVF2, Partners, BVF Inc. and Mr. Lampert is 1 Sansome Street, 30th Floor, San Francisco, CA 94104; the business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)	The address for the Estate of Arnold H. Snider, III is c/o Ropes & Gray LLP, Attn: Steven Wilcox, 800 Boylston Street, Boston, MA 02199.

(4)	Includes options to purchase 24,844 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(5)	Includes options to purchase 24,525 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(6)	Includes options to purchase 27,757 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(7)	Includes options to purchase 27,757 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(8)	Includes options to purchase 14,006 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(9)	Includes options to purchase 3,587 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(10)	Includes options to purchase 133,951 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(11)	Includes options to purchase 145,386 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

(12)	Includes options to purchase 401,813 shares of common stock that are currently exercisable or will become exercisable within 60 days of April 18, 2017.

PRINCIPAL STOCKHOLDERS OF ALPINE

The following table and the related notes present information on the beneficial ownership of Alpine’s capital stock as of April 18, 2017 by:

•	each director of Alpine;

•	each named executive officer of Alpine;

•	all of Alpine’s current directors and executive officers as a group; and

•	each stockholder known by Alpine to beneficially own more than five percent of its common stock on an as converted to common stock basis.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Alpine’s common stock that may be acquired by an individual or group within 60 days of April 18, 2017, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in the footnotes to this table, Alpine believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Alpine’s common stock shown to be beneficially owned by them, based on information provided to Alpine by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o Alpine Immune Sciences, Inc., 201 Elliott Avenue West, Suite 230, Seattle, WA 98119.

5% Stockholders	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Alpine Immunosciences, L.P.(1) 600 Stewart Street, Suite 1503 Seattle, WA 98101	7,135,231	—	41.1%
OrbiMed Private Investments VI, LP(2) 601 Lexington Avenue 54th Floor New York, NY 10022-4629	5,338,078	—	30.7%
Frazier Life Sciences VIII, L.P.(3) 601 Union Street, Suite 3200 Seattle, WA 98101	3,558,719	—	20.5%

Directors and Named Executive Officers	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Mitchell H. Gold M.D.(4)	7,332,106	14,063	42.3%
Jay Venkatesan, M.D.(5)	7,253,981	18,750	41.8%
Peter Thompson(2)	5,338,078	—	30.7%
James N. Topper, M.D., Ph.D.(3)	3,558,719	—	20.5%
Stanford Peng, M.D., Ph.D.(6)	—	—	*
Paul Rickey(7)	—	—	*
All current executive officers and directors as a group (6 persons)	16,347,653	32,813	94.1%

*	Represents beneficial ownership of less than 1% of the shares of common stock.

(1)	Consists of 5,000,000 shares of Alpine’s Series Seed Preferred Stock and 2,135,231 shares of Series A-1 Preferred Stock. Alpine Immunosciences, L.P. will purchase 520,045 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. Alpine BioVentures GP, LLC is the general partner of Alpine Immunosciences, L.P. Dr. Gold and Dr. Venkatesan are the Managing Partners of Alpine BioVentures GP, LLC. Dr. Gold and Dr. Venkatesan are also limited partners of Alpine Immunosciences, L.P. By virtue of such relationships, Dr. Gold and Dr. Venkatesan may be deemed to have voting and investment power with respect to the shares held by Alpine Immunosciences, L.P. and as a result may be deemed to have beneficial ownership of such shares. Each of Dr. Gold and Dr. Venkatesan disclaims beneficial ownership of the shares held by Alpine Immunosciences, L.P., except to the extent of his pecuniary interest therein, if any.

(2)	Consists of 5,338,078 shares of Alpine’s Series A-1 Preferred Stock. OrbiMed Private Investments VI, LP will purchase 1,300,112 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. OrbiMed Capital GP VI LLC (“GP VI”) is the general partner of OrbiMed Private Investments VI, LP. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VI. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors. By virtue of such relationships, GP VI, OrbiMed Advisors and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OrbiMed Private Investments VI, LP and as a result may be deemed to have beneficial ownership of such shares. Dr. Thompson, an employee of OrbiMed Advisors, is a member of Alpine’s board of directors. Each of GP VI, OrbiMed Advisors, Mr. Isaly and Dr. Thompson disclaims beneficial ownership of the shares held by OrbiMed Private Investments VI, LP, except to the extent of its or his pecuniary interest therein, if any.

(3)	Consists of 3,558,719 shares of Alpine’s Series A-1 Preferred Stock held directly by Frazier Life Sciences VIII, L.P. Frazier Life Sciences VIII, L.P. will purchase 866,741 shares of common stock pursuant to the Subscription Agreement prior to the closing of the merger. FHM Life Sciences VIII, LP is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, LLC is the general partner of FHM Life Sciences VIII, LP. Dr. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, LLC and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. Dr. Topper and Mr. Heron disclaim beneficial ownership of the shares of Alpine held by Frazier Life Sciences VIII, L.P. except to the extent of their pecuniary interests in such shares, if any.

(4)	Consists of 46,875 shares of Alpine’s common stock held directly by Dr. Gold, 150,000 shares of Alpine’s common stock held in trust for the benefit of Dr. Gold’s children, 14,063 shares issuable upon exercise of options to purchase shares of Alpine’s common stock within 60 days of April 18, 2017, 5,000,000 shares of Alpine’s Series Seed Preferred stock held directly by Alpine Immunosciences, L.P. and 2,135,231 shares of Alpine’s Series A-1 Preferred Stock held directly by Alpine Immunosciences, L.P. Please see footnote 1 regarding Dr. Gold’s voting and investment power over the shares held by Alpine Immunosciences, L.P.

(5)	Consists of 43,750 shares of Alpine’s common stock held directly by Dr. Venkatesan, 75,000 shares of Alpine’s common stock held in trust for the benefit of Dr. Venkatesan’s children, 18,750 shares issuable upon exercise of options to purchase shares of Alpine’s common stock within 60 days of April 18, 2017, 5,000,000 shares of Alpine’s Series Seed Preferred Stock held directly by Alpine Immunosciences, L.P. and 2,135,231 shares of Alpine’s Series A-1 Preferred Stock held directly by Alpine Immunosciences, L.P. Please see footnote 1 regarding Dr. Venkatesan’s voting and investment power over the shares held by Alpine Immunosciences, L.P.

(6)	Dr. Peng does not beneficially own or hold any shares or options or warrants for Alpine common stock that are exercisable within 60 days of April 18, 2017.

(7)	Mr. Rickey does not beneficially own or hold any shares or options or warrants for Alpine common stock that are exercisable within 60 days of April 18, 2017.

PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION

Except where specifically noted, the following information does not give effect to the Nivalis Reverse Stock Split described in Nivalis Proposal No. 2.

The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined organization upon consummation of the merger, assuming the closing of the merger occurs on July 31, 2017, by:

•	each director and named executive officer of the combined organization’s;

•	all of the combined organization’s directors and executive officers as a group; and

•	each person or group who is known to the management of Alpine or Nivalis to become the beneficial owner of more than 5% of the common stock of the combined organization upon the consummation of the merger.

Unless otherwise indicated in the footnotes to this table, Alpine and Nivalis believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table assumes the exercise of all outstanding options to purchase shares of Nivalis’ common stock prior to the closing of the merger and that Nivalis will have 17,344,288 shares of common stock outstanding as of July 31, 2017 following the exercise of such options. Immediately prior to the merger, Alpine will have 20,059,551 shares of capital stock outstanding. Upon the closing of the merger, the 20,059,551 shares of Alpine’s capital stock will be converted into the right to receive an aggregate of 39,874,373 shares of Nivalis’ common stock, and, assuming the exercise of all outstanding options to purchase shares of Nivalis’ common stock prior to the closing of the merger, there will be a total of 57,218,661 shares of Nivalis’ common stock outstanding upon the closing of the merger. The following table does not give effect to the one-for-four reverse stock split of Nivalis’ common stock proposed to be implemented prior to the closing of the merger. Shares of Nivalis’ common stock that may be acquired by an individual or group within 60 days of July 31, 2017, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Nivalis’ common stock of any other person shown in the table.

5% Stockholders	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Alpine Immunosciences, L.P.(1) 600 Stewart Street, Suite 1503 Seattle, WA 98101	15,217,157	—	26.6%
OrbiMed Private Investments VI, LP(2) 601 Lexington Avenue 54th Floor New York, NY 10022-4629	13,195,394	—	23.1%
Frazier Life Sciences VIIII, L.P.(3) 601 Union Street Suite 3200 Seattle, WA 98101	8,796,929	—	15.4%
Deerfield Management(4) c/o Deerfield Management Company, L.P., 780 Third Avenue, Floor 37, New York, NY 10017	3,732,412	—	6.5%

Directors and Named Executive Officers	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
Mitchell H. Gold, M.D.(5)	15,608,505	55,907	27.3%
Jay Venkatesan, M.D.(6)	15,453,207	74,543	27.1%
Peter Thompson, M.D.(7)	13,195,394	—	23.1%
James N. Topper, M.D., Ph.D.(8)	8,796,929	—	15.4%
Stanford Peng, M.D., Ph.D.(9)	—	198,780	*
Paul Rickey(10)	—	—	*
Robert Conway(11)	60,000	31,425	*
Paul Sekhri(12)	—	23,775	*
All current executive officers and directors as a group (8 persons)	37,896,878	384,430	66.5%

*	Represents beneficial ownership of less than 1% of the shares of common stock.

(1)	Consists of 15,217,157 shares of Nivalis’ common stock. Alpine BioVentures GP, LLC is the general partner of Alpine Immunosciences, L.P. Dr. Gold and Dr. Venkatesan are the Managing Partners of Alpine BioVentures GP, LLC. Dr. Gold and Dr. Venkatesan are also limited partners of Alpine Immunosciences, L.P. By virtue of such relationships, Dr. Gold and Dr. Venkatesan may be deemed to have voting and investment power with respect to the shares held by Alpine Immunosciences, L.P. and as a result may be deemed to have beneficial ownership of such shares. Each of Dr. Gold and Dr. Venkatesan disclaims beneficial ownership of the shares held by Alpine Immunosciences, L.P., except to the extent of his pecuniary interest therein, if any.

(2)	Consists of 13,195,394 shares of Nivalis’ common stock. OrbiMed Capital GP VI LLC (“GP VI”) is the general partner of OrbiMed Private Investments VI, LP. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VI. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors. By virtue of such relationships, GP VI, OrbiMed Advisors and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OrbiMed Private Investments VI, LP and as a result may be deemed to have beneficial ownership of such shares. Dr. Thompson, an employee of OrbiMed Advisors. Each of GP VI, OrbiMed Advisors, Mr. Isaly and Dr. Thompson disclaims beneficial ownership of the shares held by OrbiMed Private Investments VI, LP, except to the extent of its or his pecuniary interest therein, if any.

(3)	Consists of 8,796,929 shares of Nivalis’ common stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, LP is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, LLC is the general partner of FHM Life Sciences VIII, LP. Dr. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, LLC and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. Dr. Topper and Mr. Heron disclaim beneficial ownership of the shares held by Frazier Life Sciences VIII, L.P. except to the extent of their pecuniary interests in such shares, if any.

(4)	Consists of 1,124,740 shares of Nivalis’ common stock held by Deerfield Special Situations Fund, L.P., 402,062 shares of Nivalis’ common stock held by Deerfield Private Design, L.P., 647,152 shares of Nivalis’ common stock held by Deerfield Private Design International, L.P., 726,242 shares of Nivalis’ common stock held by Deerfield Private Design Fund II, L.P., and 832,216 shares of Nivalis’ common stock held by Deerfield Private Design International II, L.P. Deerfield Mgmt, L.P. is the general partner of Deerfield Special Situations Fund, L.P., Deerfield Private Design, L.P., Deerfield Private Design International, L.P., Deerfield Private Design II, L.P., and Deerfield Private Design International II, L.P. (collectively, the “Funds”). Deerfield Management Company, L.P. is the investment manager of the Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., collectively referred to as Deerfield Management. Each of the Deerfield Management entities and Mr. James E. Flynn may be deemed to beneficially own the shares held by the Funds.

(5)	Consists of 93,178 shares of Nivalis’ common stock held directly by Dr. Gold, 298,170 shares of Nivalis’ common stock held in trust for the benefit of Dr. Gold’s children, 55,907 shares of Nivalis’ common stock issuable upon exercise of options within 60 days of July 31, 2017 and 15,217,157 shares of Nivalis’ common stock held directly by Alpine Immunosciences, L.P. Please see footnote 1 regarding Dr. Gold’s voting and investment power over the shares held by Alpine Immunosciences, L.P.

(6)	Consists of 86,966 shares of Nivalis’ common stock held directly by Dr. Venkatesan, 149,084 shares of Nivalis’ common stock held in trust for the benefit of Dr. Venkatesan’s children, 74,543 shares of Nivalis’ common stock issuable upon exercise of options within 60 days of July 31, 2017 and 15,217,157 shares of Nivalis’ common stock held directly by Alpine Immunosciences, L.P. Please see footnote 1 regarding Dr. Venkatesan’s voting and investment power over the shares held by Alpine Immunosciences, L.P.

(7)	Consists of 13,195,394 shares of Nivalis’ common stock held directly by OrbiMed Private Investments VI, LP. Please see footnote 2 regarding Dr. Thompson’s voting and investment power over the shares held by OrbiMed Private Investments VI, LP.

(8)	Consists of 8,796,929 shares of Nivalis’ common stock held directly by Frazier Life Sciences VIIII, L.P. Please see footnote 3 regarding Dr. Topper’s voting and investment power over the shares held by Frazier Life Sciences VIIII, L.P.

(9)	Consists of 198,780 shares of Nivalis’ common stock issuable upon exercise of options within 60 days of July 31, 2017.

(10)	Mr. Rickey does not beneficially own or hold any shares or options or warrants for Nivalis’ common stock that are exercisable within 60 days of July 31, 2017.

(11)	Consists of 60,000 shares of Nivalis’ common stock held directly by Mr. Conway and 31,425 shares of Nivalis’ common stock issuable upon exercise of options within 60 days of July 31, 2017.

(12)	Consists of 23,775 shares of Nivalis’ common stock issuable upon exercise of options within 60 days of July 31, 2017.

LEGAL MATTERS

Latham & Watkins LLP, will pass on the validity of Nivalis’ common stock offered by this proxy statement/prospectus/information statement.

EXPERTS

The financial statements of Nivalis Therapeutics, Inc. at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in the Proxy Statement of Nivalis Therapeutics, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Alpine Immune Sciences, Inc. as of and for the years ended December 31, 2015 and 2016, included in the Proxy Statement of Nivalis Therapeutics, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Nivalis files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Nivalis files at the SEC public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Nivalis SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Nivalis also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Nivalis has filed a registration statement on Form S-4 to register with the SEC Nivalis’ common stock that Nivalis will issue to Alpine’s stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Nivalis, as well as a proxy statement of Nivalis for its special meeting and an information statement for the purpose of Alpine for its written consent.

Nivalis has supplied all information contained in this proxy statement/prospectus/information statement relating to Nivalis, and Alpine has supplied all information contained in this proxy statement/prospectus/information statement relating to Alpine.

If you would like to request documents from Nivalis or Alpine, please send a request in writing or by telephone to either Nivalis or Alpine at the following addresses:

Nivalis Therapeutics, Inc. PO Box 18387 Boulder, CO 80308 Telephone: (720) 600-4740 Attn: Chief Financial Officer	Alpine Immune Sciences, Inc. 201 Elliott Avenue West, Suite 230 Seattle, WA 98119 Telephone: (206) 788-4545 Attn: Chief Financial Officer

TRADEMARK NOTICE

Nivalis Therapeutics, Inc.TM is a registered and unregistered trademark of Nivalis in the United States and other jurisdictions. “Alpine,” “Variant Immunoglobulin DomainTM,” “vlgDTM,” “TIPTM,” “SIPTM” the Alpine logo and other trademarks, service marks, and trade names of Alpine are registered and unregistered marks of Alpine Immune Sciences, Inc. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Nivalis’ officers and directors, and persons who own more than ten percent of a registered class of Nivalis’ equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Nivalis with copies of all forms that they file pursuant to Section 16(a). Based on Nivalis’ review of the copies of such forms received by it and written representations from certain reporting persons, Nivalis believes that during fiscal 2016, its executive officers, directors and ten-percent stockholders complied with all other applicable filing requirements.

Stockholder Proposals

Nivalis’ stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of Nivalis’ amended and restated bylaws and the rules established by the SEC under the Exchange Act. Under these requirements, proposals from Nivalis’ stockholders that are intended to be presented by such stockholders at Nivalis’ 2018 annual meeting of stockholders must be addressed to the Secretary and received in writing at Nivalis’ executive offices on or after January 15, 2018 and no later than February 14, 2018, unless the date of the 2018 annual meeting of stockholders is more than 30 days before or 60 after May 15, 2018, in which case notice must be delivered, or mailed and received, not later than the 90th day prior to the annual meeting date and, if later, the 10th day following the day on which public disclosure of the annual meeting date is first made.

Communication with Nivalis’ Board of Directors

In accordance with Nivalis policies regarding communication to members of Nivalis’ board of directors, stockholders may communicate with such members by sending an email to the board of directors at BoardofDirectors@nivalis.com. The Chief Financial Officer monitors such communications and forwards the communications to the appropriate director or directors to whom the communication is addressed. If a communication is addressed to the Chair of the Audit Committee or the non-management or independent members of the board of directors, the communication will only be shared with management upon the instruction of the Chair of the Audit Committee. Where the nature of the communication is determined in good faith by the Chief Financial Officer to be frivolous, hostile, threatening, illegal or similarly unsuitable or unrelated to the duties and responsibilities of the board of directors, the Chief Financial Officer is not required to forward the communication.

Nivalis Therapeutics, Inc.

F-A-1

Nivalis Therapeutics, Inc.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Interim President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

Date: February 13, 2017

/s/ R. MICHAEL CARRUTHERS
R. Michael Carruthers Interim President and Chief Financial Officer

F-A-2

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Nivalis Therapeutics, Inc.

We have audited the accompanying balance sheets of Nivalis Therapeutics, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nivalis Therapeutics, Inc., at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado

February 13, 2017

F-A-3

Nivalis Therapeutics, Inc.

Balance Sheets

(In thousands, except for share amounts)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$24,203	$24,991
Marketable securities	36,832	62,263
Prepaid expenses and other current assets	628	432

Total current assets	61,663	87,686
Property and equipment and other assets, net	272	223

Total assets	$61,935	$87,909

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,921	$994
Accrued direct program expenses	2,646	1,555
Accrued employee benefits	1,879	1,675
Accrued other liabilities	53	195

Total current liabilities	6,499	4,419
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized for both periods presented; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized for both periods presented; 15,565,973 and 15,462,030 shares issued and outstanding, respectively	16	15
Additional paid-in capital	235,737	232,309
Accumulated other comprehensive income (loss)	(17)	3
Accumulated deficit	(180,300)	(148,837)

Total stockholders’ equity	55,436	83,490

Total liabilities and stockholders’ equity	$61,935	$87,909

The accompanying notes are an integral part of these financial statements.

F-A-4

Nivalis Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

	Years Ended December 31,
	2016	2015	2014
Revenue	$—	$—	$—
Operating expenses:
Research and development	23,316	16,054	12,200
General and administrative	8,586	6,844	2,287

Loss from operations	(31,902)	(22,898)	(14,487)
Interest and other income, net	439	80	296
Interest expense	—	—	(845)

Net loss	(31,463)	(22,818)	(15,036)
Gain on extinguishment of convertible debt as a capital transaction	—	—	378

Net loss attributable to common stockholders	$(31,463)	$(22,818)	$(14,658)

Unrealized gains (losses) on marketable securities, net	(20)	3	—

Comprehensive loss	$(31,483)	$(22,815)	$(14,658)

Weighted average shares outstanding—basic and diluted	15,492	9,371	723

Net loss per share attributable to common stockholders—basic and diluted	$(2.03)	$(2.43)	$(20.27)

The accompanying notes are an integral part of these financial statements.

F-A-5

Nivalis Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands)

	Series 1 Convertible Preferred Stock		Series 2 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series C-1 Convertible Preferred Stock		Series C-2 Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	—	$—	—	$—	1,393	$9,000	2,811	$18,155	2,379	$19,980	7,203	$15,675	4,266	$14,983
Conversion of 2013 notes payable, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	3,528	12,326
Recapitalization	—	—	—	—	(1,393)	(9,000)	(2,811)	(18,155)	(2,379)	(19,980)	(7,203)	(15,675)	(7,794)	(27,309)
Conversion of 2014 notes payable, net of issuance costs	8,813	12,329	—	—	—	—	—	—	—	—	—	—	—	—
Gain on extinguishment of convertible debt	—	(384)	—	—	—	—	—	—	—	—	—	—	—	—
Sale of convertible preferred stock, net of issuance costs	—	—	11,166	29,935	—	—	—	—	—	—	—	—	—	—
Restricted stock units forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of incentive stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclass of preferred stock warrant liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2014	8,813	$11,945	11,166	$29,935	—	$—	—	$—	—	$—	—	$—	—	$—
Conversion of convertible preferred stock to common stock	(8,813)	(11,945)	(11,166)	(29,935)	—	—	—	—	—	—	—	—	—	—
Issuance of common stock, net of $9.8 million of offering costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock under employee share plans and awards	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2015	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock under employee share plans and awards	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized losses on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2016	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these financial statements.

F-A-6

Nivalis Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

(In thousands)

	Series A-1 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	1,992	$2	171	$—	$19,693	$—	$(110,983)	$(91,288)
Conversion of 2013 notes payable, net of issuance costs	—	—	—	—	—	—	—	—
Recapitalization	(1,992)	(2)	2,040	2	90,120	—	—	90,120
Conversion of 2014 notes payable, net of issuance costs	—	—	—	—	—	—	—	—
Gain on extinguishment of convertible debt	—	—	—	—	378	—	—	378
Sale of convertible preferred stock, net of issuance costs	—	—	—	—	—	—	—	—
Restricted stock units forfeited	—	—	(1)	—	—	—	—	—
Exercise of incentive stock options	—	—	1	—	2	—	—	2
Reclass of preferred stock warrant liabilities to equity	—	—	—	—	2	—	—	2
Employee stock-based compensation expense	—	—	—	—	70	—	—	70
Net loss	—	—	—	—	—	—	(15,036)	(15,036)

Balance as of December 31, 2014	—	$—	2,211	$2	$110,265	$—	$(126,019)	$(15,752)
Conversion of convertible preferred stock to common stock	—	—	6,916	7	41,873	—	—	41,880
Issuance of common stock, net of $9.8 million of offering costs	—	—	6,325	6	78,765	—	—	78,771
Issuance of common stock under employee share plans and awards	—	—	10	—	63	—	—	63
Employee stock-based compensation expense	—	—	—	—	1,343	—	—	1,343
Unrealized gains on marketable securities	—	—	—	—	—	3	—	3
Net loss	—	—	—	—	—	—	(22,818)	(22,818)

Balance as of December 31, 2015	—	$—	15,462	$15	$232,309	$3	$(148,837)	$83,490
Issuance of common stock, net of issuance costs	—	—	20	—	20	—	—	20
Issuance of common stock under employee share plans and awards	—	—	84	1	145	—	—	146
Employee stock-based compensation expense	—	—	—	—	3,263	—	—	3,263
Unrealized losses on marketable securities	—	—	—	—	—	(20)	—	(20)
Net loss	—	—	—	—	—	—	(31,463)	(31,463)

Balance as of December 31, 2016	—	$—	15,566	$16	$235,737	$(17)	$(180,300)	$55,436

The accompanying notes are an integral part of these financial statements.

F-A-7

Nivalis Therapeutics, Inc.

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2016	2015	2014
Operating activities
Net loss	$(31,463)	$(22,818)	$(15,036)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and loss on disposal of assets	143	66	88
Stock-based compensation expense	3,263	1,343	70
Change in value of preferred stock warrant liabilities and derivative	—	—	(296)
Amortization of deferred financing costs and noncash interest	—	—	708
Changes in operating assets and liabilities:
Prepaid expenses and other	(282)	198	(380)
Accounts payable	927	65	258
Accrued direct program expenses	1,091	311	355
Accrued employee benefits	204	1,465	(183)
Accrued other liabilities	(142)	163	(32)

Net cash used in operating activities	(26,259)	(19,207)	(14,448)

Investing activities
Purchases of property and equipment	(106)	(188)	(4)
Purchases of marketable securities	(75,324)	(76,260)	—
Proceeds from maturities and sales of marketable securities	100,735	14,000	—

Net cash provided by (used in) investing activities	25,305	(62,448)	(4)

Financing activities
Proceeds from issuance of common stock, net of offering costs	20	78,771	—
Proceeds from issuance of common stock under employee share plans	146	63	2
Proceeds from issuance of convertible preferred stock, net	—	—	29,935
Decrease in restricted cash	—	—	2,500
Proceeds from notes payable, net	—	—	11,868
Principal payment on debt	—	—	(3,139)

Net cash provided by financing activities	166	78,834	41,166

Net increase (decrease) in cash and cash equivalents	(788)	(2,821)	26,714
Cash and cash equivalents, beginning of period	24,991	27,812	1,098

Cash and cash equivalents, end of period	$24,203	$24,991	$27,812

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—	$165

Conversion of convertible preferred stock to common stock	$—	$41,880	$—

Conversion of convertible debt and accrued interest to convertible preferred stock, net	$—	$—	$24,655

The accompanying notes are an integral part of these financial statements.

F-A-8

Nivalis Therapeutics, Inc.

Notes to Financial Statements

1. Organization and Description of Business

Nivalis Therapeutics, Inc. (the “Company” or “Nivalis”), incorporated in Delaware on August 1, 2012, is a pharmaceutical company that has historically focused on the discovery and development of product candidates for patients with cystic fibrosis, or CF.

2. Liquidity Risks

The Company has incurred operating losses and has an accumulated deficit as a result of ongoing research and development spending. As of December 31, 2016, the Company had an accumulated deficit of $180.3 million. For the year ended December 31, 2016, net loss was $31.5 million and net cash used in operating activities was $26.3 million.

In November 2016, the Company announced that its Phase 2 trial, evaluating the efficacy and safety of cavosonstat in adult patients with CF, had failed to demonstrate a benefit in its primary endpoint. On January 3, 2017, the Company announced that its board of directors had initiated a process to explore and review a range of strategic alternatives. At that time, the Company engaged financial advisors and established a Special Committee of the board of directors to explore strategic alternatives.

As announced on January 12, 2017, the Company committed to a restructuring plan that consisted primarily of a workforce reduction of 25 positions, to a total of 5 remaining positions in order to conserve cash while the Company continues to evaluate business alternatives. In connection with this restructuring, the Company discontinued a substantial portion of its research and clinical development activities and no longer anticipates expending material resources on any of its drug candidates to reduce expenditures. After considering the actions taken by management, the Company has sufficient cash and marketable securities to fund operations for at least the next twelve months.

3. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes, including accrued liabilities and the fair value-based measurement of equity instruments. Actual results could differ materially from those estimates. The Company evaluates its estimates and assumptions as facts and circumstances dictate.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking, interest- bearing and demand money market accounts.

Marketable Securities

The Company has designated marketable securities as available-for-sale securities and accounts for them at their respective fair values. Marketable securities are classified as short-term or long-term based on the nature of the securities and their availability to meet current operating requirements. Securities that are classified as

F-A-9

available-for-sale are carried at fair value, including accrued interest, with temporary unrealized gains and losses reported as a component of stockholders’ equity until their disposition. The Company reviews all available-for-sale securities at each period end to determine if they remain available-for-sale based on the Company’s then current intent and ability to sell the security if it is required to do so. The cost of securities sold is based on the specific identification method. All marketable securities are subject to a periodic impairment review. The Company will recognize an impairment charge when a decline in the fair value of the investments below the cost basis is judged to be other-than-temporary.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company has established guidelines to limit its exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio and making investments with maturities that maintain safety and liquidity. At December 31, 2016 and 2015, the Company’s cash equivalents were with money market funds that invest in securities issued by the U.S. Treasury. At December 31, 2016 and 2015, the Company’s marketable securities were in U.S. Treasury securities, obligations of U.S. government agencies, reverse repurchase agreements and high-grade corporate debt securities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Lab equipment, computer equipment and software are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term. Maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets

The Company assesses the potential impairments of its long-lived assets whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. If the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset, the Company writes down the asset to its estimated fair value. Management believes that no long-lived assets were materially impaired as of December 31, 2016 and 2015.

Accrued Direct Program Expenses

Substantial portions of the Company’s preclinical studies and clinical trials, including the manufacture and packaging of drug supplies, are performed by third-party laboratories, contract manufacturing organizations, medical centers, contract research organizations and other service providers (collectively vendors). These vendors generally bill monthly or quarterly for services performed or upon achieving certain milestones. For preclinical studies and product development and manufacturing, the Company accrues expenses based upon estimated percentage of work completed and the contract milestones remaining. For clinical studies, expenses are accrued based upon patient enrollment and the duration of the study. The Company monitors patient enrollment, the progress of clinical studies and related activities to the extent possible through internal reviews of data reported by these vendors using software tracking systems, or through clinical site visits and vendor correspondence. Company estimates depend on the timeliness and accuracy of the data provided by these vendors regarding the status of each program and total program spending. The Company periodically evaluates these estimates to determine if adjustments are necessary or appropriate based on information received. No vendor comprised more than 10% of all external costs in 2016, 2015, and 2014.

F-A-10

Research and Development

The Company expenses costs associated with research and development as incurred. These costs include direct program expenses, which are payments made to third parties that specifically relate to the Company’s research and development, such as payments to clinical research organizations, clinical investigators, manufacturing of clinical material, pre-clinical testing and consultants. In addition, employee costs (salaries, payroll taxes, benefits and travel) for employees contributing to research and development activities are classified as research and development costs.

Stock-Based Compensation

The Company measures employee and director stock-based compensation expense for all stock and purchase awards at the grant date based on the fair value measurement of the award. The expense is recorded over the related service period, generally the vesting period, net of estimated forfeitures. Any changes to the estimated forfeiture rates are accounted for prospectively. The Company calculates the fair value measurement of stock options using the Black-Scholes valuation model and the single-option method and recognizes expense using the straight-line attribution approach.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for tax and financial reporting purposes measured by applying enacted tax rates and laws that will be in effect when the differences are expected to reverse, net operating loss and tax credit carryforwards. Tax benefits are recorded when the benefit is more likely than not to be sustained upon audit. The Company accrues interest and penalties related to uncertain tax positions in income tax expense. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on discovering and developing potential drugs. No revenue has been generated since inception, and all tangible assets are held in the United States.

Comprehensive Loss

Comprehensive loss is comprised of net loss and adjustments for the change in unrealized gains and losses on the Company’s investments in available-for-sale marketable securities. The Company presents comprehensive loss and its components in the statements of operations and comprehensive loss for the year ended December 31, 2016 and 2015.

Net Loss per Share

The Company reports net loss per share in accordance with the standard codification of ASC “Earnings per Share” (“ASC 260”). Under ASC 260, basic earnings per share, which excludes dilution, is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could be exercised or converted into common shares, and is computed by dividing net loss by the weighted average of common shares outstanding plus the dilutive potential common shares. Diluted earnings per share excludes the impact of options to purchase common stock, restricted stock units and warrants to purchase common stock, as the effect would be anti-dilutive. During a loss period, the assumed exercise of in-the-money stock options and other potentially diluted instruments has an anti-dilutive effect and therefore, these instruments are excluded from the computation of dilutive earnings per share.

F-A-11

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern and to provide disclosures when certain criteria are met. The guidance is effective for annual periods beginning after December 15, 2016 and interim reporting periods starting in the first quarter of 2017. The Company adopted this standard as of December 31, 2016.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. The new standard is to be applied using a modified retrospective approach. The Company does not expect the standard will have a material impact on its disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update simplify several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, statutory tax withholding requirements, as well as classification within the statement of cash flows. The guidance will be effective for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is currently evaluating the impact of the new pronouncement on its financial statements.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents and marketable securities approximate their fair value based upon quoted market prices. Certain financial instruments are not measured at fair value on a recurring basis, but are recorded at amounts that approximate their fair value due to their liquid or short-term nature, such as cash, accounts payable, accrued direct program expenses, and accrued employee benefits, and other financial instruments included within current assets or current liabilities.

The Company accounted for warrants to purchase its redeemable preferred stock pursuant to ASC Topic 480, Distinguishing Liabilities from Equity, and classified them as liabilities. The fair value of the outstanding preferred stock warrant liabilities at December 31, 2013 was $267,750. Subsequent to the completion of the Stock Conversion on September 23, 2014, whereby all outstanding shares of preferred stock were converted into shares of common stock, and the warrants became exercisable for shares of common stock pursuant to the adjustment provisions of the warrants, the fair value of the preferred stock warrant liabilities was remeasured and reclassified into equity. During the year ended December 31, 2014 a remeasurement gain of $265,750 was recognized in interest and other income, net in the statement of operations and comprehensive loss. Upon the Stock Conversion, the remaining balance of $2,000 was reclassified from liabilities to equity.

Fair Value Measurements

In general, asset and liability fair values are determined using the following categories:

Level 1 – inputs utilize quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

F-A-12

Level 3 – inputs are unobservable inputs and include situations where there is little, if any, market activity for the balance sheet items at period end. Pricing inputs are unobservable for the terms and are based on the Company’s own estimates about the assumptions that a market participant would use in pricing as asset.

The Company’s financial instruments, including money market investments, reverse repurchase agreements, corporate debt securities, U.S. Treasury securities and obligations of U.S. government agencies, are measured at fair value on a recurring basis. There were no transfers between levels for the years ended December 31, 2016 and 2015.

Assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015 (in thousands):

Description	December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Quoted prices for similar assets observable in the market place (Level 2)	December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Quoted prices for similar assets observable in the market place (Level 2)
Assets measured at fair value:
Money market investments	$14,186	$14,186	$—	$12,131	$12,131	$—
U.S. Treasury securities, obligations of U.S. government agencies, corporate debt securities and reverse repurchase agreements	41,832	—	41,832	73,261	—	73,261

4. Cash, Cash Equivalents and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities as of December 31, 2016 and 2015 (in thousands):

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair market value
December 31, 2016
Cash	$5,017	$—	$—	$5,017
Money market funds	14,186	—	—	14,186
Reverse repurchase agreements	5,000	—	—	5,000
U.S. Treasury securities and obligations of U.S. government agencies	16,458	1	(2)	16,457
Corporate debt securities	20,391	1	(17)	20,375

Total for December 31, 2016	$61,052	$2	$(19)	$61,035

December 31, 2015
Cash	$1,862	$—	$—	$1,862
Money market funds	12,131	—	—	12,131
Reverse repurchase agreements	6,000	—	—	6,000
U.S. Treasury securities and obligations of U.S. government agencies	28,982	4	(7)	28,979
Corporate debt securities	38,276	22	(16)	38,282

Total for December 31, 2015	$87,251	$26	$(23)	$87,254

F-A-13

5. Property and Equipment

Property and equipment consisted of the following as of December 31, 2016 and 2015 (in thousands):

	Estimated Useful Life (in years)	December 31,
		2016	2015
Lab equipment	5	$1,145	$1,146
Computer equipment and software	3	456	421
Leasehold improvements	1	143	102

Total		1,744	1,669
Less accumulated depreciation		(1,569)	(1,456)

Property and equipment, net		$175	$213

Depreciation expenses were approximately $143,000, $66,000 and $86,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

6. Notes Payable

As of December 31, 2016, the Company had no debt outstanding.

Convertible Debt

During February 2014 through September 2014, the Company issued subordinated secured convertible promissory notes (the “2014 Notes”), to two related party investors totaling $12.0 million at an interest rate of 8.0% per annum. The outstanding principal and accrued and unpaid interest was convertible at the option of the investor into preferred shares in the Company.

The 2014 Notes included a change in control redemption which was deemed an embedded derivative. This redemption right and the right to convert at 75% of the price at which a new series of preferred stock was issued required the Company to bifurcate and separately account for the embedded derivatives, however the amount recorded and the impact on net loss was not material.

As part of the Stock Conversion on September 23, 2014, the holders of the 2014 Notes agreed to the issuance of shares of a newly created Series 1 convertible preferred stock in settlement of the 2014 Notes. The Company issued 8,813,203 Series 1 convertible preferred shares at a price of $1.40 per share through the settlement of $12,373,741 of convertible debt and related interest held by two separate investors. This transaction resulted in a gain on extinguishment of $378,251, which was recognized through equity during the year ended December 31, 2014, as this was a transaction with stockholders.

7. Commitments and Contingencies

Operating Lease

The Company has a lease obligation for office and laboratory space, which will expire on March 31, 2018. The Company has the option to renew the lease for an additional three-year term and has the option to terminate the lease at any time after March 31, 2017, for a termination fee of $25,000.

The approximate future minimum payments under these lease arrangements as of December 31, 2016, are as follows (in thousands):

2017	$295
2018	80

Total	$375

F-A-14

During 2016, 2015 and 2014, the Company incurred approximately $279,000, $267,000 and $225,000 for rent expense, respectively.

Purchase Commitments

The Company has entered into contracts with external parties to provide the Company future services, which include research and development, clinical development support and testing services. As of December 31, 2016, the Company’s obligation for future services under these contracts approximated $1.7 million.

8. Stockholders’ Equity

Convertible Preferred Stock

Immediately prior to the Stock Conversion, the Company had six series of outstanding convertible preferred stock: Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series C-1 convertible preferred stock, Series C-2 convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock. The convertible preferred stock was initially recorded at the issuance price on the date of issuance, net of issuance costs. As a result of the Stock Conversion on September 23, 2014, all outstanding preferred stock was converted into shares of common stock on an 11.556-for-1 basis. Concurrent with the Stock Conversion, a newly created Series 1 convertible preferred stock was issued in the settlement of the 2014 Notes. In November and December 2014, the Company raised $31.0 million gross proceeds in a private placement of Series 2 convertible preferred stock.

On June 22, 2015, prior to the closing of the Company’s IPO, all outstanding shares of convertible preferred stock, amounting to 19,978,986 shares, were automatically converted into 6,915,525 shares of common stock in accordance with the terms of the Company’s amended and restated certificate of incorporation then in existence.

As of December 31, 2016 and 2015, the Company had no preferred stock or convertible preferred stock outstanding.

Common Stock

On June 22, 2015, the Company completed its IPO of 6,325,000 shares of its common stock, including 875,000 shares from the exercise of the underwriters’ over-allotment option, at a price to the public of $14.00 per share for aggregate gross proceeds of $88.6 million. The Company received proceeds of $78.8 million from its IPO, net of $3.6 million in expenses and $6.2 million in underwriters’ discounts and commissions relating to the issuance and distribution of the securities.

On April 18, 2016, in connection with the appointment of the Company’s new Chief Medical Officer, the Company approved a grant of stock options to purchase 108,333 shares of the Company’s common stock (the “Options”) and 216,667 restricted stock units (“RSUs”). The Options and RSUs were issued pursuant to a separate Notice of Inducement Stock Option Grant and Inducement Stock Option Agreement and Notice of Restricted Stock Unit Inducement Grant and Inducement Restricted Stock Unit Agreement and are considered inducement grants made in accordance with NASDAQ Listing Rule 5635(c)(4).

On July 5, 2016, the Company filed a registration statement on Form S-3 that was declared effective on July 14, 2016 registering (i) the offering, issuance and sale of up to $125,000,000 in the aggregate of an indeterminate number of shares of common stock and preferred stock, an indeterminate principal amount of debt securities and an indeterminate number of warrants and (ii) the resale of up to 3,732,412 shares of common stock by selling stockholders pursuant to a base prospectus that forms a part of the registration statement. The registration statement also registers the offering, issuance and sale of the Company’s common stock having up to a maximum aggregate offering price of $20,000,000 that may be issued and sold in an at-the-market offering under a sales agreement the Company entered into with Cowen and Company, LLC on July 5, 2016 pursuant to a

F-A-15

sales agreement prospectus that forms a part of the registration statement. The $20,000,000 of common stock that may be sold under the sales agreement prospectus is included in the $125,000,000 that may be sold by the Company under the base prospectus. As of December 31, 2016, approximately 20,000 shares of common stock have been sold at an average sales price of $8.00 per share under the sales agreement, net of offering costs of approximately $140,000.

At December 31, 2016, shares of common stock have been reserved for issuance as follows:

Options to purchase common stock—issued	2,756,921
Options to purchase common stock—unissued	391,927
Inducement grants—issued	288,889
Employee stock purchase plan—unissued	180,845
Warrants to purchase common stock	18,534

Total	3,637,116

Stock-Based Compensation

Stock Options and Restricted Stock Units

In August 2012, the Company adopted the 2012 Stock Incentive Plan (the “2012 Plan”). A total of 147,109 shares of common stock were originally reserved for issuance under the 2012 Plan. On November 17, 2014, and December 12, 2014, the Company’s board of directors approved an increase of 623,052 and 519,210 shares, respectively, to the total number of shares that may be issued under the 2012 Plan, which after these increases totaled 1,289,371 shares. As of December 31, 2015, 1,288,174 accumulated shares had been granted under the 2012 Plan to employees and directors, while 685 shares had been exercised and 512 shares were terminated upon the termination of the 2012 Plan effective with the closing of the Company’s IPO.

In May 2015, the Company’s board of directors and its stockholders approved the 2015 Equity Incentive Plan (the “2015 Plan”). Effective with the Company’s IPO closing, a total of 1,081,700 shares of common stock were originally reserved for issuance under the 2015 Plan. The 2015 Plan provides that an additional number of shares will automatically be added to the shares authorized for issuance under the 2015 Plan on January 1 of each calendar year, from January 1, 2016 through January 1, 2025. The number of shares added each year will be equal to: (a) 5% of the total number of shares of Common Stock issued and outstanding on December 31 of the preceding calendar year; or (b) such lesser number of shares of Common Stock approved by the board of directors on or prior to such immediately preceding December 31. On January 1, 2016 a total of 773,102 additional shares were automatically added to the shares authorized for issuance under the 2015 Plan.

The 2015 Plan provides for the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards and other stock-based awards to its employees, directors and consultants. Stock options granted vest over either a one-year period or three-year period for board of directors grants or over a four-year period for employee grants and expire 10 years from the date of grant.

The fair value of each option grant for the year ended December 31, 2016 and 2015 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2016	2015
Estimated dividend yield	—	—
Weighted-average expected stock price volatility	79.1%	75.7%
Weighted-average risk-free interest rate	1.5%	1.8%
Weighted-average expected life of option (in years)	6.20	6.22
Weighted-average fair value per option	$5.09	$5.09

F-A-16

There were no stock options granted during the year ended December 31, 2014

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The Company does not have sufficient history of exercise of stock options to estimate the expected term for employee stock options and, thus, continues to calculate expected life based on the midpoint between the average vesting date and the contractual term, which is in accordance with the simplified method. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option. The fair value of the common stock utilized in the fair value estimation of option and restricted stock arrangements prior to the Company’s IPO of June 2015 has been determined utilizing contemporaneous valuations primarily based on an option pricing methodology.

The tables below summarize the stock option activity for the year ended December 31, 2016:

	Options Outstanding	Weighted Average Exercise Price	Weighted - Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance as of December 31, 2015	1,787,864	$7.54
Granted	1,101,958	7.37
Exercised	(5,722)	4.52
Forfeited	(33,488)	12.81
Canceled or Expired	(7,649)	16.20

Balance as of December 31, 2016	2,842,963	7.39	8.76	$—

Exercisable at December 31, 2016	821,934	6.80	8.10	—

Options expected to vest, net of estimated forfeitures	2,723,085	$7.36	8.74	$—

A summary of the status of our non-vested RSUs as of December 31, 2016 and changes during the year ended December 31, 2016, is presented below:

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2015	—	$—
Granted	216,667	4.68
Vested	(36,111)	4.68

Unvested as of December 31, 2016	180,556	$4.68

During 2016, 2015 and 2014, the Company recorded approximately $3.3 million, $1.3 million and $70,000, respectively, in stock-based compensation expense for the vesting of stock options and RSUs. No stock options or RSUs have been granted to consultants. As of December 31, 2016, there was approximately $10.0 million of total unrecognized stock-based compensation expense related to nonvested stock options and nonvested RSUs, net of related forfeiture estimates. During the first quarter of 2017, we expect to record approximately $2.3 million of stock-based compensation expense due to the accelerated vesting of options and RSUs offered to employees affected by the restructuring plan and workforce reduction announced on January 12, 2017.

The Company did not recognize a tax benefit related to stock-based compensation expense during the years ended December 31, 2016, 2015 and 2014 as the Company maintains net operating loss carryforwards and has established a valuation allowance against the entire net deferred tax asset as of December 31, 2016.

F-A-17

Employee Stock Purchase Plan

In May 2015, the Company’s board of directors and its stockholders approved the Nivalis Therapeutics, Inc. Employee Stock Purchase Plan (the “Purchase Plan”). Effective on the closing of the Company’s IPO, a total of 231,800 shares of common stock were made available for sale under the Purchase Plan. The Purchase Plan may be amended, suspended or terminated at any time by the board of directors, however stockholder approval is required to increase the number of common stock available under the Purchase Plan or to change the employees eligible to participate in the Purchase Plan.

The Purchase Plan provides for a series of successive six-month offering periods, from January to June and July to December of each calendar year during which participating employees may elect to have up to 15% of their compensation withheld and applied to the purchase of common stock at the end of each offering period. The purchase price of the common stock is 85% of the lower of the fair value of a share of common stock on the first trading date of each offering period or the fair value of a share of common stock on the last trading day of the offering period. The Company sold 42,031 and 8,924 shares to employees during 2016 and 2015, respectively. There were 180,845 shares available for sale under the Purchase Plan as of December 31, 2016. The weighted-average estimated grant date fair value of purchase awards under the Purchase Plan during the year ended December 31, 2016 and 2015 was $1.98 and $5.18, respectively. The total stock-based compensation expense recorded as a result of the Purchase Plan was approximately $73,000 and $22,000 during the year ended December 31, 2016 and 2015, respectively.

The fair value of purchase awards granted to our employees during the year ended December 31, 2016 and 2015 was estimated using the Black-Scholes option pricing model using the weighted-average assumptions provided in the following table:

	2016	2015
Estimated dividend yield	—	—
Expected stock price volatility	66.4%	62.5%
Risk-free interest rate	0.4%	0.1%
Expected life of option (in years)	0.5	0.5

The Company estimates stock price volatility based on the actual volatility of its publicly traded stock over the expected life of the purchase right. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant with terms similar to the contractual term of the purchase right. The expected term represents the six-month offering period for the Purchase Plan.

9. Income Taxes

No provision for federal or state income tax expense has been recorded for the years ended December 31, 2016, 2015 and 2014, since the Company generated net operating losses in all years.

F-A-18

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2016 and 2015 are as follows (in thousands):

	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$28,271	$20,280
Income tax credit carryforwards	9,268	1,813
Accrued benefits and other	613	643
Stock-based compensation	1,221	—
Property and equipment	20	—
Intangible assets	107	125
Valuation allowance	(39,500)	(22,858)

Net deferred tax assets	—	3

Deferred tax liabilities:
Property and equipment	—	(3)

	$—	$—

The Company records a full valuation allowance against its net deferred tax assets since the Company cannot conclude that it was more likely than not that its deferred tax assets would be realized.

At December 31, 2016, the Company had federal and state income loss carryforwards of $75.7 million and $83.0 million, respectively, that begin to expire in 2032 for both federal and state purposes. Additionally, the Company has research and development credits and orphan drug credits of approximately $2.0 million and $7.3 million, respectively, available for federal purposes, which begin to expire in 2032 and 2036, respectively. The utilization of the federal net operating loss and credit carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. In addition, the utilization of the federal net operating loss and credit carryforwards may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code and state laws. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss (“NOL”) carryforwards, other tax carryforwards and certain built-in losses upon an ownership change as defined by that section. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in the Company stock by more than 50 percentage points over a three year testing period (“Section 382 Ownership Change”). If the Company has undergone a Section 382 Ownership change, an annual limitation would be imposed on certain tax attributes of the Company, including NOL and capital loss carryforwards and certain other losses and credits. As of December 31, 2016, the Company has not performed a formal study to determine whether there are Section 382 limitations that apply and such limitations could be significant.

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The difference between actual income tax rate for the years ended December 31, 2016, 2015 and 2014, and the statutory federal income tax rate are as follows:

	2016	2015	2014
	% of Pretax Earnings	% of Pretax Earnings	% of Pretax Earnings
Income tax benefit at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	3.1%	3.1%	3.1%
Income tax credits	23.7%	2.6%	3.5%
Nondeductible expenses and other	(7.9)%	(1.9)%	(1.0)%
Change in valuation allowance	(52.9)%	(37.8)%	(39.6)%

Income tax expense (benefit)	0.0%	0.0%	0.0%

As of December 31, 2016 and 2015, the Company had no unrecognized tax benefits. The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by taxing authorities for years before 2013. No income tax returns are currently under examination by taxing authorities.

10. Employment Benefit Plan

The Company outsources its payroll, benefits and human resource administration functions to a Professional Employer Organization (PEO). The Company’s employees are eligible to participate in the PEO’s Multiple Employer Retirement Savings Plan (401(k) plan). The 401(k) plan allows immediate participation by U.S. employees that are 20 years of age or older. Participants may defer up to 75% of their gross pay, up to a maximum limit determined by U.S. federal law. The Company provides all active employees with a safe harbor contribution equal to 3% of compensation (regardless of participation in the 401(k) plan) up to maximum U.S. federal law limits. These safe harbor contributions vest immediately. During 2016, 2015 and 2014, the Company paid approximately $150,000, $115,000 and $129,000, respectively, for employer contributions and plan expenses.

11. Net Loss per Share

The Company excluded the following common stock equivalents, outstanding as of the years ended December 31, 2016, 2015 and 2014, from the computation of diluted net loss per share for these same periods because they had an anti-dilutive impact on the computation:

	December 31,
	2016	2015	2014
Options to purchase common stock—issued	2,756,921	1,810,155	88,346
Inducement grants—issued	288,889	—	—
Unvested restricted common stock	—	318	3,342
Convertible preferred stock	—	—	6,915,525
Warrants to purchase convertible preferred and common stock	18,534	18,534	18,534

Total	3,064,344	1,829,007	7,025,747

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12. Quarterly Financial Data (Unaudited)

The results of operations on a quarterly basis for the years ended December 31, 2016 and 2015 were as follows (in thousands, except per share data):

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Revenue	$—	$—	$—	$—	$—	$—	$—	$—
Operating expenses:
Research and development	5,567	6,424	5,669	5,656	3,017	4,465	4,279	4,293
General and administrative	2,367	2,172	1,879	2,168	1,298	1,387	1,822	2,337

Loss from operations	(7,934)	(8,596)	(7,548)	(7,824)	(4,315)	(5,852)	(6,101)	(6,630)
Interest and other income, net	96	117	115	111	1	—	12	67
Interest expense	—	—	—	—	—	—	—	—

Net loss	$(7,838)	$(8,479)	$(7,433)	$(7,713)	$(4,314)	$(5,852)	$(6,089)	$(6,563)

Weighted average shares outstanding—basic and diluted	15,462	15,462	15,504	15,540	2,209	4,159	15,451	15,452

Net loss per share—basic and diluted	$(0.51)	$(0.55)	$(0.48)	$(0.50)	$(1.95)	$(1.41)	$(0.39)	$(0.42)

13. Subsequent Events

In January 2017, following the failure of a Phase 2 trial of cavosonstat in patients with CF to meet its primary endpoint, the Company initiated a process to explore and review a range of strategic alternatives focused on maximizing stockholder value from its clinical assets and cash resources. As a result, the Company ceased its research activities and further development of cavosonstat and its other GSNOR inhibitors and began implementation of a workforce reduction of 25 positions to better align its workforce to its revised operating plan. The workforce reduction will be substantially completed during the first quarter of 2017, at which time the Company expects to have approximately five remaining employees. Cash payments in connection with the workforce reduction, comprised principally of severance and benefits continuation costs, are estimated to be approximately $3.0 million and expected to be paid during the first half of 2017.

In addition to severance payments, all unvested stock options held by employees affected by the workforce reduction were 100% vested and a portion of unvested RSUs held by one employee vested. As a result, the Company expects to record in the first quarter of 2017 approximately $2.3 million of stock-based compensation expense related to this accelerated vesting.

The Company has not incurred, nor does it expect to incur, significant cancellation charges with its vendors as a result of winding down research and development activities.

F-A-21

Nivalis Therapeutics, Inc.

F-A-22

Nivalis Therapeutics, Inc.

Balance Sheets

(In thousands, except for share amounts)

	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,929	$24,203
Marketable securities	39,745	36,832
Prepaid expenses and other current assets	263	628

Total current assets	52,937	61,663

Property and equipment and other assets, net	72	272

Total assets	$53,009	$61,935

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,278	$1,921
Accrued direct program expenses	87	2,646
Accrued restructuring charges	2,251	—
Accrued employee benefits	119	1,879
Accrued other liabilities	54	53

Total current liabilities	3,789	6,499

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized and no shares issued and outstanding for both periods presented	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized for both periods presented; 15,656,251 and 15,565,973 shares issued and outstanding, respectively	16	16
Additional paid-in capital	238,434	235,737
Accumulated other comprehensive income	(14)	(17)
Accumulated deficit	(189,216)	(180,300)

Total stockholders’ equity	49,220	55,436

Total liabilities and stockholders’ equity	$53,009	$61,935

The accompanying notes are an integral part of these financial statements.

F-A-23

Nivalis Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Revenue	$—	$—
Operating expenses:
Research and development (1)	2,758	5,567
General and administrative (1)	2,781	2,367
Restructuring charges	3,486	—

Loss from operations	(9,025)	(7,934)

Interest income	109	96

Net loss attributable to common stockholders	$(8,916)	$(7,838)

Unrealized gains on marketable securities	3	—

Comprehensive loss	$(8,913)	$(7,838)

Weighted average shares outstanding—basic and diluted	15,644	15,462

Net loss per share—basic and diluted	$(0.57)	$(0.51)

(1) Includes stock-based compensation expense
Research and development	$1,265	$213
General and administrative	1,432	494

Total stock-based compensation expense	$2,697	$707

The accompanying notes are an integral part of these financial statements.

F-A-24

Nivalis Therapeutics, Inc.

Statement of Stockholders’ Equity

(In thousands)

(Unaudited)

			Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Common Stock
	Shares	Amount
Balance as of December 31, 2016	15,566	$16	$235,737	$(17)	$(180,300)	$55,436
Employee stock-based compensation expense	—	—	2,697	—	—	2,697
Issuance of common stock under restricted stock unit awards	90	—	—	—	—	—
Unrealized gains on marketable securities	—	—	—	3	—	3
Net loss	—	—	—	—	(8,916)	(8,916)

Balance as of March 31, 2017	15,656	$16	$238,434	$(14)	$(189,216)	$49,220

The accompanying notes are an integral part of these financial statements.

F-A-25

Nivalis Therapeutics, Inc.

Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Operating activities
Net loss	$(8,916)	$(7,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	57	30
Stock-based compensation expense	2,697	707
Gain on sales of property and equipment	(26)	—
Changes in operating assets and liabilities:
Prepaid expenses and other	462	(69)
Accounts payable	(643)	202
Accrued direct program expenses	(2,559)	1,054
Accrued restructuring charges	2,251	—
Accrued employee benefits	(1,760)	(963)
Accrued other liabilities	1	(134)

Net cash used in operating activities	(8,436)	(7,011)

Investing activities
Purchases of property and equipment	—	(31)
Proceeds from sales of property and equipment	72	—
Purchases of marketable securities	(18,982)	(29,469)
Proceeds from sales and maturities of marketable securities	16,072	27,550

Net cash used in investing activities	(2,838)	(1,950)

Net decrease in cash and cash equivalents	(11,274)	(8,961)
Cash and cash equivalents, beginning of period	24,203	24,991

Cash and cash equivalents, end of period	$12,929	$16,030

The accompanying notes are an integral part of these financial statements.

F-A-26

Nivalis Therapeutics, Inc.

Notes to Unaudited Financial Statements

1. Organization and Description of Business

Nivalis Therapeutics, Inc. (the “Company” or “Nivalis”), incorporated in Delaware on August 1, 2012, is a pharmaceutical company that has historically focused on the discovery and development of product candidates for patients with cystic fibrosis, or CF. In November 2016, the Company announced that its Phase 2 trial, evaluating the efficacy and safety of cavosonstat in adult patients with CF, had failed to demonstrate a benefit in its primary endpoint. On January 3, 2017, the Company announced that its board of directors had initiated a process to explore and review a range of strategic alternatives. At that time, the Company also announced that it had engaged a financial advisor and established a Special Committee of the board of directors to explore strategic alternatives. As a result of this process, on April 18, 2017, the Company, Nautilus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”),entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the merger (the “Merger”). See Note 7 below for more information regarding the Merger.

2. Liquidity Risks

The Company has incurred operating losses and has an accumulated deficit as a result of ongoing research and development spending. As of March 31, 2017, the Company had an accumulated deficit of $189.2 million. For the three months ended March 31, 2017, net loss was $8.9 million and net cash used in operating activities was $8.4 million.

As announced on January 12, 2017, the Company committed to a restructuring plan that consisted primarily of a workforce reduction of 25 positions, to a total of five remaining positions in order to conserve cash while the Company continued to evaluate strategic alternatives. In connection with this restructuring, the Company discontinued a substantial portion of its research and clinical development activities and no longer anticipates expending material resources on any of its drug candidates in order to reduce expenditures. The Company expects to incur significant transaction related expenses relating to the consummation of the Merger. After considering the actions taken by management, the Company has sufficient cash and marketable securities to fund operations for at least the next 12 months.

3. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes, including accrued liabilities and the fair value-based measurement of equity instruments. Actual results could differ materially from those estimates. The Company evaluates its estimates and assumptions as facts and circumstances dictate.

Unaudited Interim Financial Data

The balance sheet at December 31, 2016 was derived from the Company’s audited financial statements, but these interim financial statements do not include all the annual disclosures required by GAAP. These financial

F-A-27

statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2016. The accompanying interim financial statements as of March 31, 2017 and for the three months ended March 31, 2017 and 2016, are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements, pursuant to the rules and regulations of the SEC for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state the Company’s financial position as of March 31, 2017 and the results of operations and cash flows for the three months ended March 31, 2017 and 2016. The results for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017 or for any future interim period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking, interest-bearing and demand money market accounts.

Marketable Securities

The Company has designated marketable securities as available-for-sale securities and accounts for them at their respective fair values. Marketable securities are classified as short-term or long-term based on the nature of the securities and their availability to meet current operating requirements. Securities that are classified as available-for-sale are carried at fair value, including accrued interest, with temporary unrealized gains and losses reported as a component of stockholders’ equity until their disposition. The Company reviews all available-for-sale securities at each period end to determine if they remain available-for-sale based on the Company’s then current intent and ability to sell the security if it is required to do so. The cost of securities sold is based on the specific identification method. All marketable securities are subject to a periodic impairment review. The Company will recognize an impairment charge when a decline in the fair value of the investments below the cost basis is judged to be other-than-temporary.

Accrued Direct Program Expenses

Substantial portions of the Company’s preclinical studies and clinical trials, including the manufacture and packaging of drug supplies were performed by third-party laboratories, contract manufacturing organizations, medical centers, contract research organizations and other service providers (collectively vendors). These vendors generally bill monthly or quarterly for services performed or upon achieving certain milestones. For preclinical studies and product development and manufacturing, the Company accrues expenses based upon estimated percentage of work completed and the contract milestones remaining. For clinical studies, expenses are accrued based upon patient enrollment and the duration of the study. The Company monitors patient enrollment, the progress of clinical studies and related activities to the extent possible through internal reviews of data reported by these vendors using software tracking systems, or through clinical site visits and vendor correspondence. The Company’s estimates depend on the timeliness and accuracy of the data provided by these vendors regarding the status of each program and total program spending. The Company periodically evaluates these estimates to determine if adjustments are necessary or appropriate based on information received.

Accrued Restructuring Charges

In January 2017, the Company committed to a restructuring plan that consisted primarily of a workforce reduction of 25 positions, to a total of five remaining positions in order to conserve cash while the Company continued to evaluate strategic alternatives. The restructuring was substantially completed during the first quarter of 2017. Cash payments in connection with the workforce reduction, comprised principally of monthly or

F-A-28

one-time severance payments, retention bonuses and benefit continuation costs, were approximately $3.5 million of which approximately $1.2 million was paid during the first quarter of 2017. As of March 31, 2017, approximately $2.3 million was accrued for remaining restructuring-related payments expected to be paid in the second and third quarters of 2017.

Comprehensive Loss

Comprehensive loss is comprised of net loss and adjustments for the change in unrealized gains and losses on the Company’s investments in available-for-sale marketable securities. The Company presents comprehensive loss and its components in the statements of operations and comprehensive loss for the three months ended March 31, 2017.

Net Loss per Share

The Company reports net loss per share in accordance with the standard codification of ASC “Earnings per Share” (“ASC 260”). Under ASC 260, basic earnings per share, which excludes dilution, is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could be exercised or converted into common shares, and is computed by dividing net loss by the weighted average of common shares outstanding plus the dilutive potential common shares. Diluted earnings per share excludes the impact of options to purchase common stock, restricted stock units and warrants to purchase common stock, as the effect would be anti-dilutive. During a loss period, the assumed exercise of in-the-money stock options and other potentially diluted instruments has an anti-dilutive effect and therefore, these instruments are excluded from the computation of dilutive earnings per share.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update simplify several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, statutory tax withholding requirements, as well as classification within the statement of cash flows. The guidance is effective for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted this standard as of January 1, 2017 and it did not have a material effect on its financial statements. As part of the adoption of this standard, the Company elected to recognize forfeiture of awards as they occur rather than estimating the expected forfeiture rate, as was previously required.

For additional discussion of recent accounting pronouncements please refer to Note 3, “Summary of Significant Accounting Policies – Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements”, in the Company’s previously filed Annual Report on Form 10-K for the year ended December 31, 2016.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents and marketable securities approximate their fair value based upon quoted market prices. Certain financial instruments are not measured at fair value on a recurring basis, but are recorded at amounts that approximate their fair value due to their liquid or short-term nature, such as cash, accounts payable, accrued direct program expenses, accrued restructuring charges, and accrued employee benefits, and other financial instruments included within current assets or current liabilities.

Fair Value Measurements

In general, asset and liability fair values are determined using the following categories:

Level 1 – inputs utilize quoted prices in active markets for identical assets or liabilities.

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Level 2 – inputs include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs and include situations where there is little, if any, market activity for the balance sheet items at period end. Pricing inputs are unobservable for the terms and are based on the Company’s own estimates about the assumptions that a market participant would use in pricing an asset.

The Company’s financial instruments, including money market investments, reverse repurchase agreements, corporate debt securities, U.S. Treasury securities and obligations of U.S. government agencies, are measured at fair value on a recurring basis. There were no transfers between levels for the three months ended March 31, 2017.

Assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, 2017 and December 31, 2016 (in thousands):

Description	March 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Quoted prices for similar assets observable in the market place (Level 2)	December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Quoted prices for similar assets observable in the market place (Level 2)
Assets measured at fair value:
Money market investments	$6,882	$6,882	$—	$14,186	$14,186	$—
U.S. Treasury securities, obligations of U.S. government agencies, corporate debt securities and reverse repurchase agreements	42,745	—	42,745	41,832	—	41,832

4. Cash, Cash Equivalents and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities as of March 31, 2017 and December 31, 2016 (in thousands):

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair market value
March 31, 2017
Cash	$3,047	$—	$—	$3,047
Money market funds	6,882	—	—	6,882
Reverse repurchase agreement	3,000	—	—	3,000
U.S Treasury securities and obligations of U.S. government agencies	16,535	—	(7)	16,528
Corporate debt securities	23,224	1	(8)	23,217

Total for March 31, 2017	$52,688	$1	$(15)	$52,674

December 31, 2016
Cash	$5,017	$—	$—	$5,017
Money market funds	14,186	—	—	14,186
Reverse repurchase agreements	5,000	—	—	5,000
U.S Treasury securities and obligations of U.S. government agencies	16,458	1	(2)	16,457
Corporate debt securities	20,391	1	(17)	20,375

Total for December 31, 2016	$61,052	$2	$(19)	$61,035

F-A-30

5. Stockholders’ Equity

Common Stock

On June 22, 2015, the Company completed its IPO of 6,325,000 shares of its common stock, including 875,000 shares from the exercise of the underwriters’ over-allotment option. The Company received proceeds of $78.8 million from its IPO, net of $9.8 million in expenses and underwriters’ discounts and commissions relating to the issuance and distribution of the securities.

On April 18, 2016, in connection with the appointment of the Company’s new Chief Medical Officer, the Company approved a grant of stock options to purchase 108,333 shares of the Company’s common stock (the “Options”) and 216,667 restricted stock units (“RSUs”). The Options and RSUs were issued pursuant to a separate Notice of Inducement Stock Option Grant and Inducement Stock Option Agreement and Notice of Restricted Stock Unit Inducement Grant and Inducement Restricted Stock Unit Agreement and are considered inducement grants made in accordance with NASDAQ Listing Rule 5635(c)(4). In January 15, 2017, Dr. Rodman’s employment was terminated as part of our workforce reduction when his position was eliminated. As a result of the termination of Dr. Rodman’s employment, all unvested Options were 100% vested and the unvested portion of the RSUs that would have vested in the 12-month period following the termination date vested and the remaining unvested RSUs were forfeited.

On July 5, 2016, the Company filed a registration statement on Form S-3 that was declared effective on July 14, 2016 registering (i) the offering, issuance and sale of up to $125,000,000 in the aggregate of an indeterminate number of shares of common stock and preferred stock, an indeterminate principal amount of debt securities and an indeterminate number of warrants and (ii) the resale of up to 3,732,412 shares of common stock by selling stockholders pursuant to a base prospectus that forms a part of the registration statement. The registration statement also registers the offering, issuance and sale of the Company’s common stock having up to a maximum aggregate offering price of $20,000,000 that may be issued and sold in an at-the-market offering under a sales agreement the Company entered into with Cowen and Company, LLC on July 5, 2016 pursuant to a sales agreement prospectus that forms a part of the registration statement. The $20,000,000 of common stock that may be sold under the sales agreement prospectus is included in the $125,000,000 that may be sold by the Company under the base prospectus. As of March 31, 2017, approximately 20,000 shares of common stock have been sold at an average sales price of $8.00 per share under the sales agreement, net of offering costs of approximately $140,000.

At March 31, 2017, shares of common stock have been reserved for issuance as follows:

Options to purchase common stock—issued	3,376,921
Options to purchase common stock—unissued	550,225
Inducement grants—issued	108,333
Employee stock purchase plan—unissued	180,845
Warrants to purchase common stock	18,534

4,234,858

Stock-Based Compensation

During the three-month period ended March 31, 2017 and 2016, the Company recorded approximately $2.7 million and $707,000, respectively, in stock-based compensation expense for the vesting of stock options and RSUs. During the first quarter of 2017, the Company recorded approximately $2.3 million of stock-based compensation expense specifically related to the accelerated vesting of options and RSUs held by employees affected by the restructuring plan and workforce reduction announced on January 12, 2017.

F-A-31

6. Net Loss per Share

The Company excluded the following common stock equivalents, outstanding as of March 31, 2017 and 2016, from the computation of diluted net loss per share for the applicable quarterly periods because they had an anti-dilutive impact on the computation:

	March 31,
	2017	2016
Options to purchase common stock—issued	3,376,921	1,807,118
Inducement grants—issued	108,333	—
Warrants to purchase common stock	18,534	18,534

Total	3,503,788	1,825,652

7. Subsequent Events

On April 18, 2017, the Company, Merger Sub and Alpine entered into the Merger Agreement pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Alpine capital stock will be converted into the right to receive shares of Nivalis common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Nivalis common stock if determined necessary or appropriate by Nivalis, Alpine and Merger Sub) such that, immediately following the effective time of the Merger, current Nivalis stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and current Alpine stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Nivalis.

Prior to the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine have entered into agreements with Alpine pursuant to which such stockholders have agreed, subject to the terms and conditions of such agreements, to purchase prior to the consummation of the Merger shares of Alpine’s capital stock for an aggregate purchase price of approximately $17 million. The consummation of the transactions contemplated by such agreements is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Nivalis and Alpine, and satisfaction of minimum net cash thresholds by each of Nivalis and Alpine. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Alpine (solely in their respective capacities as Alpine stockholders) have entered into support agreements with Nivalis to vote all of their shares of Alpine capital stock in favor of adoption of the Merger Agreement (the “Alpine Support Agreements”) and (ii) certain executive officers, directors and stockholders of Nivalis (solely in their respective capacities as Nivalis stockholders) have entered into support agreements with Alpine to vote all of their shares of Nivalis common stock in favor of approval of the Merger Agreement (the “Nivalis Support Agreements,” together with the Alpine Support Agreements, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and, other than the Nivalis Support Agreement delivered by The Estate of Arnold H. Snider, III, place certain restrictions on the transfer of the shares of Nivalis and Alpine held by the respective signatories thereto.

F-A-32

The Support Agreements to be executed by certain stockholders of Nivalis affiliated with Deerfield Management Company, L.P. (the “Deerfield Signatories”) contain certain exceptions to the transfer of the shares of Nivalis held by the respective signatories thereto.

The Merger Agreement contains certain termination rights for both Nivalis and Alpine, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $2,500,000, or in some circumstances reimburse the other party’s expenses up to a maximum of $1,000,000.

At the effective time of the Merger, the board of directors of Nivalis is expected to consist of seven members, four of whom will be designated by Alpine, two of whom will be designated by Nivalis and one of whom will be an independent director designated by a majority of the other members of Nivalis’ board of directors.

F-A-33

ALPINE IMMUNE SCIENCES, INC.

F-B-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Alpine Immune Sciences, Inc.

We have audited the accompanying balance sheets of Alpine Immune Sciences, Inc. as of December 31, 2015 and 2016, and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Immune Sciences, Inc. at December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

May 18, 2017

F-B-2

ALPINE IMMUNE SCIENCES, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2015	December 31, 2016	March 31, 2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,423	$11,819	$13,568
Prepaid expenses and other current assets	10	36	170

Total current assets	5,433	11,855	13,738
Property and equipment, net	6	740	781

Total assets	$5,439	$12,595	$14,519

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$47	$127	$326
Accrued liabilities	176	170	555
Income taxes payable	—	66	66
Deferred revenue, current portion	2,950	2,008	1,271
Deferred rent, current portion	—	33	36

Total current liabilities	3,173	2,404	2,254
Deferred revenue, long-term portion	2,008	—	—
Deferred rent, long-term portion	—	113	103

Total liabilities	5,181	2,517	2,357

Commitments and contingencies

Convertible preferred stock, $0.0001 par value per share; 5,400,000, 22,081,852 and 22,081,852 shares authorized at December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively; 2,440,000, 8,677,343 and 10,100,830 shares issued and outstanding at December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively; aggregate liquidation preference of $610, $11,583 and $15,583 at December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively	610	11,535	15,535

Stockholders’ deficit:
Common stock, $0.0001 par value per share; 10,600,000, 46,500,000 and 46,500,000 shares authorized at December 31, 2015 and 2016 and March 31, 2017 (unaudited), respectively; 1,000,000, 1,225,000 and 1,340,625 shares issued and outstanding at December 31, 2015 and 2016 and March 31, 2017(unaudited), respectively	—	—	—
Additional paid-in capital	17	144	217
Accumulated deficit	(369)	(1,601)	(3,590)

Total stockholders’ deficit	(352)	(1,457)	(3,373)

Total liabilities, convertible preferred stock and stockholders’ deficit	$5,439	$12,595	$14,519

The accompanying notes are an integral part of these financial statements.

F-B-3

ALPINE IMMUNE SCIENCES, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(unaudited)
Revenues:
Collaboration revenue	$492	$2,950	$737	$737

Total revenues	492	2,950	737	737

Operating expenses:
Research and development	422	2,989	421	1,858
General and administrative	441	1,149	220	873

Total operating expenses	863	4,138	641	2,731

Income (loss) from operations	(371)	(1,188)	96	(1,994)
Other income:
Interest income	2	22	4	5

Income (loss) before taxes	(369)	(1,166)	100	(1,989)
Income tax expense	—	(66)	—	—

Net income (loss) attributable to common stockholders	$(369)	$(1,232)	$100	$(1,989)

Basic net income (loss) per share attributable to common stockholders	$(0.37)	$(1.08)	$0.03	$(1.61)

Diluted net income (loss) per share attributable to common stockholders	$(0.37)	$(1.08)	$0.03	$(1.61)

Weighted-average shares used to compute basic net income (loss) per share attributable to common stockholders	1,000,000	1,136,066	1,000,000	1,238,090

Weighted-average shares used to compute diluted net income (loss) per share attributable to common stockholders	1,000,000	1,136,066	3,950,196	1,238,090

The accompanying notes are an integral part of these financial statements.

F-B-4

ALPINE IMMUNE SCIENCES, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2015	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	1,000,000	—	1	—	1
Issuance of convertible preferred stock	2,440,000	610	—	—	—	—	—
Stock-based compensation and warrant expense	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	(369)	(369)

Balance, December 31, 2015	2,440,000	610	1,000,000	—	17	(369)	(352)
Issuance of convertible preferred stock, net of issuance costs	6,237,343	10,925	—	—	—	—	—
Exercises of stock options	—	—	225,000	—	50	—	50
Stock-based compensation and warrant expense	—	—	—	—	77	—	77
Net loss	—	—	—	—	—	(1,232)	(1,232)

Balance, December 31, 2016	8,677,343	11,535	1,225,000	—	144	(1,601)	(1,457)
Issuance of convertible preferred stock (unaudited)	1,423,487	4,000	—	—	—	—	—
Exercises of stock options (unaudited)	—	—	90,625	—	20	—	20
Exercise of common stock warrants (unaudited)	—	—	25,000	—	1	—	1
Stock-based compensation (unaudited)	—	—	—	—	52	—	52
Net loss (unaudited)	—	—	—	—	—	(1,989)	(1,989)

Balance, March 31, 2017 (unaudited)	10,100,830	$15,535	1,340,625	$—	217	$(3,590)	$(3,373)

The accompanying notes are an integral part of these financial statements.

F-B-5

ALPINE IMMUNE SCIENCES, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(unaudited)
Operating activities
Net profit (loss)	$(369)	$(1,232)	$100	$(1,989)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1	69	3	46
Stock-based compensation and warrant expense	16	77	27	52
Common stock issued for intellectual property	1	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses	(10)	(26)	3	(134)
Accounts payable	47	80	112	199
Deferred revenue	4,958	(2,950)	(737)	(737)
Accrued liabilities	176	39	44	406
Deferred rent and other	—	146	—	(7)

Net cash provided by (used) in operating activities	4,820	(3,797)	(448)	(2,164)

Investing activities
Purchases of property and equipment	(7)	(782)	(151)	(108)

Net cash used in investing activities	(7)	(782)	(151)	(108)

Financing activities
Proceeds from sale of preferred stock	610	10,925	—	4,000
Proceeds from exercise of stock options and common stock warrants	—	50	—	21

Net cash provided by financing activities	610	10,975	—	4,021

Net increase (decrease) in cash and cash equivalents	5,423	6,396	(599)	1,749
Cash and cash equivalents, beginning of period	—	5,423	5,423	11,819

Cash and cash equivalents, end of period	$5,423	$11,819	$4,824	$13,568

The accompanying notes are an integral part of these financial statements.

F-B-6

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

1. Description of the Business

Alpine Immune Sciences, Inc. (“Alpine” or the “Company”) is focused on discovering and developing modern, protein-based immunotherapies targeting the immune synapse to treat cancer, inflammation, and other diseases. The Company’s proprietary scientific platform uses a process known as directed evolution, or an iterative scientific engineering process purposefully conducted to “evolve” a protein towards a particular therapeutic function to create therapeutics potentially capable of modulating native human immune system proteins. In the Company’s pre-clinical animal studies, its platform has proven capable of identifying novel molecules, including single domains capable of modulating multiple targets. The Company was incorporated on December 30, 2014 under the laws of the State of Delaware and is headquartered in Seattle, Washington. The Company did not receive funding or commence operations until 2015.

2. Summary of Significant Accounting Policies

Basis of presentation and use of estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. The Company bases its estimates and assumptions on historical experience when available and on various factors that the Company believes to be reasonable under the circumstances. Significant estimates relied upon in preparing the accompanying financial statements related to revenue recognition, accounting for stock-based compensation, warrants and income taxes. Actual results could differ materially from those estimates.

Unaudited Interim Financial Information

The accompanying financial statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 and the related interim information contained within the notes to the financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and in the opinion of management, reflect all normal recurring adjustments necessary for a fair statement of the Company’s financial position as of March 31, 2017 and the results of operations and cash flows for the three months ended March 31, 2016 and 2017. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ended December 31, 2017 or for other future interim periods or years.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking and interest-bearing accounts, and highly liquid money market funds.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. Periodically, the Company maintains deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. To date, the Company has not experienced any losses in these deposits.

F-B-7

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are expensed as incurred. Major improvements are capitalized as additions to property and equipment. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, as follows:

Asset Category	Estimated Useful Life
Laboratory equipment	5 years
General equipment and furniture	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of asset life or the lease term

Impairment of Long-lived Assets

The Company evaluates its long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset, the Company writes down the asset to its estimated fair value. Impairment is assessed by comparing the undiscounted cash flows expected to be generated by the asset to its carrying value. The Company did not record any impairments in the years ended December 31, 2015 and 2016 or in the three months ended March 31, 2016 and 2017.

Accrued Liabilities

As part of the process of preparing its financial statements, the Company is required to estimate accruals for professional services and research and development expenses. This process involves reviewing contracts and vendor agreements, and communicating with applicable personnel to identify services that have been performed on the Company’s behalf. The Company estimates the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The Company estimates accrued expenses as of each balance sheet date based on known facts and circumstances.

Leases and Deferred Rent

The Company has entered into lease agreements for office and laboratory space. One lease was terminated effective December 31, 2016 and the other lease commenced on September 15, 2016. These leases are classified as operating leases. Rent payments, rent-free periods and rent increases are recognized as rent expense on a straight-line basis over the lease term. The difference between rent expense recognized and rental payments is recorded as deferred rent in the accompanying balance sheets.

Common Stock Warrants

The Company granted common stock warrants to certain non-employee professional advisers. The Company accounts for its warrants at fair value, with changes in fair value recognized in operating expenses. Common stock warrants are initially recorded at their issuance date fair value and are subsequently remeasured at each balance sheet date. These warrants are valued using the Black-Scholes option pricing model based on the

F-B-8

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

estimated market value of the underlying common stock at the valuation measurement dates, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and expected volatility of the price of the underlying common stock.

Fair Value Measurements

Cash and cash equivalents are recorded at cost, which approximates fair value. Additionally, accounts payable and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company had no assets or liabilities measured using Level 1, Level 2 or Level 3 inputs at December 31, 2015 or 2016, or March 31, 2017. The Company had cash of $5,423,000, $11,819,000 and $8,566,000 at December 31, 2015 and 2016, and March 31, 2017, respectively. The Company had no cash equivalents at December 31, 2015 or 2016, and $5,002,000 of cash equivalents at March 31, 2017.

Revenue Recognition

The Company derives its revenue from collaboration and licensing agreements. The Company recognizes revenue when each of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) products have been delivered or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

The Company recognizes revenue under its License and Research Agreement (the “Collaboration Agreement”) with Kite Pharma, Inc. (“Kite”) in accordance with the guidance on multiple element arrangements. Multiple elements or deliverables may include (i) grants of, or options to obtain, intellectual property licenses; (ii) research and development services; and/or (iii) manufacturing or supply services. Payments typically received under these arrangements include one or more of the following: non-refundable upfront license fees, option exercise fees, payment for research and/or development efforts, amounts due upon the achievement of specified objectives, and/or royalties on future product sales.

F-B-9

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable. To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit using the relative selling price method. The allocated consideration for each unit of accounting is recognized based on the method most appropriate for that unit of account and in accordance with the revenue recognition criteria detailed above. If there are deliverables in an arrangement that are not separable from other aspects of the contractual relationship, they are treated as a combined unit of accounting, with the allocated revenue for the combined unit recognized in a manner consistent with the revenue recognition criteria applicable to the final deliverable in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

The Collaboration Agreement provides for non-refundable milestone payments. The Company recognizes revenue that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. A milestone is considered substantive when the consideration payable to the Company for such milestone (i) is consistent with the Company’s performance necessary to achieve the milestone or the increase in value to the collaboration resulting from the Company’s performance, (ii) relates solely to the Company’s past performance and (iii) is reasonable relative to all of the other deliverables and payments within the arrangement. In making this assessment, the Company considers all facts and circumstances relevant to the arrangement, including factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the milestone, the level of effort and investment required to achieve the milestone and whether any portion of the milestone consideration is related to future performance or deliverables.

The Company will periodically review the estimated performance periods under the Collaboration Agreement – which provides for non-refundable upfront payments and fees. The Company will adjust the periods over which revenue should be recognized when appropriate to reflect changes in assumptions relating to the estimated performance periods. The Company could accelerate revenue recognition in the event of early termination of programs or if the Company’s expectations change. Alternatively, the Company could decelerate revenue recognition if programs are extended or delayed. While such changes to the Company’s estimates have no impact on the Company’s reported cash flows, the timing of revenue recorded in future periods could be materially impacted.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expense, consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs and allocated overhead – including depreciation, rent and utilities. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense and amortized over the service period as the services are provided.

Patent and Licensing Costs

Patent and licensing costs are expensed as incurred because their realization is uncertain. These costs are classified as research and development expenses in the accompanying statements of operations.

F-B-10

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

Stock-based Compensation

The Company accounts for all stock-based compensation granted to employees and non-employees using a fair value method. Stock-based compensation awarded to employees and non-employees is measured at the grant date fair value for stock option grants. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options at the grant date. Stock-based compensation to employees is recognized over the requisite service period of the awards, usually the vesting period, on a straight-line basis. Stock-based compensation awarded to non-employees is revalued over its vesting period using a Black-Sholes option pricing model. For performance-based awards where the vesting of the options may be accelerated upon the achievement of certain milestones, vesting and the related stock-based compensation is recognized as an expense when it is probable the milestone will be met. The Company recognizes forfeiture of awards as they occur rather than estimating the expected forfeiture rate.

When awards are modified, the Company compares the fair value of the affected award measured immediately prior to modification to its value after modification. To the extent that the fair value of the modified award exceeds the original award, the incremental fair value of the modified award is recognized as compensation on the date of modification for vested awards, and over the remaining vesting period for unvested awards.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company will establish a valuation allowance for deferred tax assets if it is more likely than not that these items will expire before the Company is able to realize their benefits or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefits that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and certain changes in equity that are excluded from net income (loss). There was no difference between comprehensive income (loss) and net income (loss) for the years ended December 31, 2015 and 2016 and for the three months ended March 31, 2016 and 2017.

Net Income (Loss) Per Share

The Company computes net income (loss) per share attributable to common stockholders using the two-class method required for participating securities. The Company considers its convertible preferred stock to be participating securities. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings, are subtracted from net income to determine total undistributed earnings to be allocated to common stockholders.

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding

F-B-11

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

during the period. All participating securities are excluded from basic weighted-average common shares outstanding. In computing both basic net income (loss) per share attributable to common stockholders and diluted net income (loss) per share attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities, including stock options and warrants. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common equivalent shares outstanding for the period. Diluted net income (loss) per share attributable to common stockholders includes any dilutive effect from outstanding stock options and warrants using the treasury stock method.

The common stock issuable upon the conversion or exercise of the following dilutive securities has been excluded from the diluted net loss per share attributable to common stockholders calculation because their effect would have been antidilutive for the periods presented:

	December 31,		March 31, 2016	March 31, 2017
	2015	2016
			(unaudited)
Convertible preferred stock	2,440,000	8,677,343	—	10,100,830
Options to purchase common stock	808,400	1,048,000	—	1,726,375
Warrants to purchase common stock	25,000	25,000	—	—

	3,273,400	9,750,343	—	11,827,205

The following table presents the calculation of basic and diluted net income/loss per share attributable to common stockholders (in thousands, except share data):

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
			(unaudited)
Numerator
Net income (loss), as reported	$(369)	$(1,232)	$100	$(1,989)

Denominator
Shares used in computing basic net income (loss) attributable to common stockholders	1,000,000	1,136,066	1,000,000	1,238,090
Adjustment for assumed conversion of convertible preferred stock, options and warrants to purchase common stock	—	—	2,950,196	—

Shares used in computing diluted net income (loss) attributable to common stockholders	1,000,000	1,136,066	3,950,196	1,238,090

Segment Information

The Company views its operations and manages its business in one operating segment, the research and development of immunotherapies targeting the immune synapse to treat cancer, inflammation, and other diseases.

F-B-12

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but before May 18, 2017 to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as amended, which amends the guidance for revenue recognition to replace numerous industry specific requirements. ASU 2014-09, as amended, implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. ASU 2014-09, as amended, also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers.

Other major provisions include ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. ASU 2014-09, as amended, is effective for reporting periods beginning after December 15, 2017. Early adoption is permitted, but not before December 15, 2016. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is continuing to evaluate the effect that the standard will have on its financial statements and related disclosures including the areas of variable consideration and new disclosure requirements. The Company is currently expecting to use the modified retrospective method to adopt this standard.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The standard requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. Entities are currently required to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. The amendments, which require noncurrent presentation only (by jurisdiction), are effective for financial statements issued for annual periods beginning after December 15, 2016 with earlier application permitted as of the beginning of an interim or annual reporting period. The guidance is to be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this standard retrospectively to January 1, 2015 did not have a significant impact on the Company’s financial position or results of operations.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to separate the lease components from the non-lease components in a contract and recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. It also aligns lease accounting for lessors with the revenue recognition guidance in ASU 2014-09. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied at the beginning of the earliest period presented using a modified retrospective approach. The Company is continuing to evaluate the effect that the standard will have on its financial statements and related disclosures.

In March 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-09 Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplified the accounting for share-based payment transactions, including the income tax consequences, the calculation of diluted earnings per share, the treatment of forfeitures, the classification of

F-B-13

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

awards as either equity or liabilities, and the classification on the statement of cash flows by amending sections of the Accounting Standards Codification. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. The Company adopted ASU 2016-09 with effect from January 1, 2015.

ASU 2016-09 permits an entity to make an entity-wide accounting policy election either to estimate the number of forfeitures expected to occur or to account for forfeitures in the compensation cost when they occur. The Company made an accounting policy election to recognize forfeiture of awards as they occur rather than estimating the expected forfeiture rate.

3. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31, 2015	December 31, 2016	March 31, 2017
			(unaudited)
Laboratory equipment	$7	$660	$719
General equipment and furniture	—	74	83
Computer equipment and software	—	70	82
Leasehold improvements	—	6	13

Property and equipment, at cost	7	810	897
Less accumulated depreciation and amortization	(1)	(70)	(116)

Property and equipment, net	$6	$740	$781

Depreciation expense was $1,000 and $69,000 for the years ended December 31, 2015 and 2016, respectively, and $3,000 and $46,000 for the three months ended March 31, 2016 and 2017, respectively.

4. Accrued Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2015	2016	2017
			(unaudited)
Accrued taxes and licenses	$31	$61	$52
Deferred compensation	110	61	41
Accrued professional fees	6	5	419
Accrued other	29	43	43

Total	$176	$170	$555

F-B-14

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

5. Convertible Preferred Stock

A summary of convertible preferred stock is as follows (amount in thousands, except share and per share data):

	December 31, 2015
	Issued Price per Share	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
Series Seed	$0.25	5,400,000	2,440,000	$610	$610
Series A	$2.81	—	—	—	—

Total		5,400,000	2,440,000	$610	$610

	December 31, 2016
	Issued Price per Share	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
Series Seed	$0.25	5,000,000	5,000,000	$1,250	$1,250
Series A	$2.81	17,081,852	3,677,343	10,333	10,285

Total		22,081,852	8,677,343	$11,583	$11,535

	March 31, 2017 (unaudited)
	Issued Price per Share	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
Series Seed	$0.25	5,000,000	5,000,000	$1,250	$1,250
Series A	$2.81	17,081,852	5,100,830	14,333	14,285

Total		22,081,852	10,100,830	$15,583	$15,535

Between January 2015 and November 2015 the Company issued and sold 2,440,000 shares of Series Seed convertible preferred stock and received a total of $610,000 in ten separate monthly payments. In April 2016 the Company issued and sold a further 2,560,000 shares of Series Seed convertible preferred stock and received a total of $640,000.

In June 2016, the Company issued and sold 3,677,343 shares of Series A convertible preferred stock and received $10,333,000. The Company incurred $48,000 of issuance costs related to the June 2016 issuance. In March 2017, the Company issued and sold 1,423,487 shares of Series A convertible preferred stock and received a total of $4,000,000.

The rights, preferences and privileges of convertible preferred stock are summarized below:

Voting

The Company has four directors: one appointed by the common stock holders and three appointed by convertible preferred stock holders. Holders of shares of convertible preferred stock have full voting rights and powers similar to the rights and powers of the common stockholders on an as-converted basis.

F-B-15

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

Dividends

Holders of convertible preferred stock are entitled to dividends at a rate of six percent of the original issue price per share per annum only when, as, and if, declared by the Company’s board of directors. Such dividends are noncumulative. The dividend rate will be appropriately adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like with respect to the convertible preferred stock. No dividends shall be paid on any common stock of the Company until all dividends on the convertible preferred stock have been paid. After payment of such dividends to the holders of convertible preferred stock, any additional dividends shall be distributed among the holders of convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (including all shares of common stock into which such holder’s shares of preferred stock could be converted at the then effective conversion ratio).

Tranche Obligations

Under the Series A Preferred Stock Purchase Agreement dated June 10, 2016, the stockholders have additional rights and obligations to participate in future tranches. The second tranche Series A convertible preferred stock closing is triggered when a simple majority of the Company’s board of directors approves the nomination of a lead drug candidate for U.S. FDA Investigational New Drug enabling studies (“IND”), or non-US regulatory equivalent. When the second tranche closing occurs, holders of Series A convertible preferred stock will be required to purchase 7,354,685 shares of Series A convertible preferred stock at $2.81 per share for a total purchase price of $20,667,000.

In the event a holder of Series A convertible preferred stock desires to purchase, prior to the second tranche closing, its required second tranche shares, it may purchase all, but not less than all, of its required second tranche shares (a “Second Tranche Put Closing”). The purchase price for such shares will be $2.81 per share. In March 2017, one holder of convertible preferred stock chose to exercise their rights to purchase their second tranche of Series A convertible preferred stock in a Second Tranche Put Closing in the amount of 1,423,487 shares for total consideration of $4,000,000.

The third tranche Series A convertible preferred stock closing will occur should the Company’s cash, cash equivalents and prepaid assets less all liabilities be less than $17,000,000 on the first date that the Company provides the first dosing of a human subject in a clinical trial under an open IND or non-US equivalent for the Company’s lead drug candidate (the “Dosing Date”). Each holder of Series A convertible preferred stock will be required to purchase Series A convertible preferred shares equal to the dollar amount by which the Company’s cash, cash equivalents and prepaid assets less all liabilities are less than $17,000,000 on the Dosing Date. The purchase price will be $2.81 per share. In certain circumstances, holders of Series A convertible preferred stock will have the option of purchasing additional shares of Series A preferred stock at $2.81 per share in an amount not to exceed $7,000,000.

Optional Conversion

Each share is convertible, at the option of the holder, at any time after the date of issuance, on a one-for-one basis into common stock. In certain circumstances the preferred stock holder may receive more than one share of common stock for each share of preferred stock.

Mandatory Conversion

Each share of convertible preferred stock is automatically converted into shares of common stock on a one-for-one basis unless the conversion price is adjusted upon the earlier of (i) the closing of the Company’s sale

F-B-16

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

of its common stock (which shares are to be listed on a U.S. national securities exchange) in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act, in which the public offering price per share is not less than three times the original issue price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like) and pursuant to which the Corporation receives gross proceeds of at least $50,000,000 and has a pre-offering valuation of at least $200,000,000, or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of at least eighty two percent of all then outstanding shares of preferred stock (if prior to the occurrence of the second tranche closing) or a simple majority of then outstanding shares of convertible preferred stock (if on or after the second tranche closing).

Special Mandatory Conversion

Under the Series A Preferred Stock Purchase Agreement, the investors agreed to purchase Series A convertible preferred shares in each of the tranches, if applicable. In the event any investor fails to purchase all securities that the investor agreed to purchase pursuant to the Series A Preferred Stock Purchase Agreement, each ten shares of Series A preferred stock held by such investor(s) will be automatically converted into one share of common stock.

Liquidation Preference

Upon a liquidation event, as defined in the Company’s certificate of incorporation, the holders of convertible preferred stock have a liquidation preference in priority to holders of common stock at $2.81 per share plus any declared but unpaid dividends.

6. Stockholders’ Deficit

Common Stock

The Company had 1,000,000, 1,225,000 and 1,340,625 shares of common stock outstanding as of December 31, 2015 and 2016 and March 31, 2017, respectively. Shares of common stock reserved for future issuance were as follows:

	December 31,		March 31,
	2015	2016	2017
Shares to be issued upon conversion of convertible preferred stock	2,440,000	8,677,343	10,100,830
Shares to be issued upon exercise of outstanding stock options	808,400	1,048,000	1,726,375
Shares to be issued upon conversion of common stock warrants	25,000	25,000	—
Shares available for future stock grants	416,600	1,096,935	1,378,604

Shares of common stock reserved for future issuance	3,690,000	10,847,278	13,205,809

Equity Incentive Plan

In February 2015, the Company’s board of directors approved the 2015 Stock Plan to provide incentive stock options and non-qualified stock options to employees, non-qualified stock options to members of the board

F-B-17

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

of directors and advisory board, and non-employees. The terms of the stock awards, including vesting requirements, are determined by the board of directors, subject to the provisions of the 2015 Plan. Stock options granted under the 2015 Plan generally vest within four years and vested options are exercisable from the grant date until ten years after the date of grant. Vesting of certain employee stock options may be accelerated in the event of a change in control of the Company. The Company grants stock options to employees with exercise prices equal to the fair value of its common stock on the date of grant. The term of incentive stock options may not exceed ten years from the date of grant.

Under the 2015 Plan, a total of 1,250,000, 2,394,935 and 3,445,604 shares of common stock were authorized for issuance at December 31, 2015 and 2016, and March 31, 2017, respectively. As of December 31, 2016, options to purchase 225,000 shares of common stock have been exercised (315,625 exercised as of March 31, 2017) with 1,096,935 and 1,378,604 shares available for future grant under the 2015 Plan at December 31, 2016 and March 31, 2017, respectively.

A summary of stock option activity under the 2015 Plan is presented below:

	Options Outstanding	Weighted- average Exercise Price	Weighted- average Remaining Contract Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2015	808,400	$0.21
Granted	1,032,100	$0.26
Exercised	(225,000)	$0.22
Forfeited/Expired	(567,500)	$0.22

Outstanding at December 31, 2016	1,048,000	$0.25	9.22	$179

Granted	769,000	$0.32
Exercised	(90,625)	$0.22
Forfeited/Expired	—

Outstanding at March 31, 2017 (unaudited)	1,726,375	$0.28	9.42	$3,812

Vested and expected to vest after December 31, 2016	1,048,000	$0.25	9.22	$179

Exercisable at December 31, 2016	132,782	$0.19	8.85	$31

Vested and expected to vest after March 31, 2017 (unaudited)	1,726,375	$0.28	9.42	$3,812

Exercisable at March 31, 2017 (unaudited)	103,227	$0.17	8.57	$240

In May 2016 the Company extended the vesting period of 567,500 unvested share options held by 5 employees. As a result of this modification, the Company recognized additional compensation expense of $4,000 for the year ended December 31, 2016.

Stock-Based Compensation Expense

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options at the grant date. The Black-Scholes option pricing model requires the Company to make certain estimates and assumptions, including assumptions related to the expected price volatility of its stock, the period during which

F-B-18

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

the options will be outstanding, the rate of return on risk-free investments, and the expected dividend yield of its stock. The fair values of stock options granted to employees were calculated using the following assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
(unaudited)
Risk-free interest rate	1.79% - 2.24%	1.14% - 2.24%	1.29% - 1.63%	2.09% - 2.26%
Expected term of options (in years)	5.21 - 10.00	5.22 - 7.00	5.48 - 6.98	5.82 - 6.06
Expected stock price volatility	70.37% - 84.66%	71.66% - 78.84%	71.66% - 76.56%	77.09 -77.80%
Expected weighted-average stock price volatility	71.08%	72.90%	73.09%	77.27%
Expected dividend yield	—%	—%	—%	—%

The Company used the “simplified method” for options to determine the expected term of stock option granted to employees. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option. Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated or is expected to fluctuate during a period. The Company analyzed the stock price volatility of companies at a similar stage of development to estimate expected volatility of its stock price. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company’s stock option grants. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

The fair value of each non-employee stock option is estimated at the date of grant using the Black-Scholes option pricing model. Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life.

The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2015 and 2016 was $0.19 and $0.21, respectively, and for the three months ended March 31, 2016 and 2017 was $0.21 and $2.05, respectively. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2016 was $23,000, and for the three months ended March 31, 2017 was $18,000. At December 31, 2016 and March 31, 2017 there was $177,000 and $1,789,000 of unrecognized compensation cost related to nonvested stock options – which is expected to be recognized over a weighted-average period of 3.03 and 3.3 years, respectively. The total fair value of shares vested during the year ended December 31, 2016 and for the three months ended March 31, 2017 was $70,000 and $14,000, respectively.

Stock-based compensation expense is classified in the statements of operations as follows (amounts in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Employee:
Research and development	$—	$14	$1	$13
General and administrative	10	53	25	27
Non-Employee:
Research and development	2	5	1	12

Total stock-based compensation expense	$12	$72	$27	$52

F-B-19

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

Amounts in the above table exclude stock-based compensation expense related to common stock warrants.

7. Common Stock Warrants

On April 24, 2015, the Company issued common stock warrants to certain non-employee professional advisers. The warrants were convertible into 25,000 shares of common stock at an exercise price of $0.05 per share. The warrants vested ratably over 24 months and had a vesting commencement date of October 1, 2014. The warrants fully vested on September 30, 2016 and were exercised in full on March 20, 2017. Stock-based compensation expense related to warrants is included in general and administrative expenses for all periods presented and amounted to $4,000 and $5,000 for the years ended December 31, 2015 and 2016, respectively, and $1,000 for the three months ended March 31, 2016.

8. Income Taxes

The Company’s entire income (loss) before taxes is considered domestic (United States) as the Company has no foreign operations.

The Company received $5,450,000 in advanced payments from Kite in 2015. As of December 31, 2016, $2,008,000 of this $5,450,000 was deferred for financial reporting purposes but was included in taxable income for the year ended December 31, 2016. As a result of this timing difference, the Company incurred current federal and state income tax expense in the year ended December 31, 2016. The Company expects to be in a loss position for tax purposes in 2017 and thereafter for the foreseeable future.

The provision for income taxes is composed of the following (in thousands):

	Year Ended December 31,
	2015	2016
Current:
U.S. - Federal	$—	$4
U.S. - State	—	62

Total current	—	66

Deferred:
U.S. - Federal	—	—
U.S. - State	—	—

Total deferred	—	—

Total income tax expense	$—	$66

F-B-20

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

The effective tax rate of the provision for income taxes differs from the federal statutory rate as follows:

	Year Ended December 31,
	2015	2016
U.S. Statutory rate	34.00%	34.00%
State taxes (net of federal benefit)	5.11%	5.58%
Permanent differences	(1.30%)	(1.50%)
Federal research and development credit	4.56%	9.43%
Change in valuation allowance	(42.37%)	(53.96%)
Benefit of a lower tax rate	0.00%	0.81%
Effective income tax rate	0.00%	(5.64%)

The Company recorded a tax provision of $0 and $66,000 for the years ended December 31, 2015 and December 31, 2016, respectively, representing effective tax rates of 0.00% and -5.64% for the 12 months ended December 31, 2015 and December 31, 2016, respectively. The difference between the U.S. federal statutory tax rate of 34% and the Company’s effective tax rate in all periods is primarily due to a full valuation allowance related to the Company’s deferred tax assets, in addition to the generation, and consumption, of federal R&D tax credits.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table represents the significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2015	2016
Deferred tax assets:
Net operating loss	$78	$—
Deferred compensation	44	24
Research and development credits	29	103
Intangible asset basis	17	16
Deferred revenue	—	800
Deferred rent	—	58
Other	3	3

Gross deferred tax assets	171	1,004
Valuation allowance	(156)	(786)

Total deferred tax assets, net of valuation allowance	15	218

Deferred tax liabilities:
Deferred revenue	(15)	—
Prepaid expenses	—	(12)
Fixed asset basis	—	(206)

Total deferred tax liability	(15)	(218)

Net deferred tax assets and liabilities	$—	$—

F-B-21

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses since inception and uncertainty of future taxable income, the Company provided a full valuation allowance against its deferred tax assets. The valuation allowance increased by $157,000 and $629,000 during the year ended December 31, 2015 and December 31, 2016, respectively.

The Company had net operating loss carryforwards as follows (in thousands):

	December 31,
	2015	2016
Federal	$193	$—
California	$212	$—

Federal and state net operating loss carryforwards would begin to expire in 2035, but were, however, fully consumed in 2016.

Current tax laws impose substantial restrictions on the utilization of R&D credit and net operating loss carryforwards in the event of an ownership change, as defined by the Internal Revenue Code Section 382 and 383. Such an event may limit the Company’s ability to utilize its net operating losses and R&D tax credit carryforwards. The Company has not performed a Section 382 analysis, but currently believes that its net operating loss carryforwards and R&D credit carryforwards should not be limited.

The Company accounts for uncertainty in income taxes in accordance with ASC 740. Tax positions are evaluated in a two-step process, whereby the Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	December 31,
	2015	2016
Unrecognized benefits – beginning of year	$—	$7
Gross increases (decreases) – prior year tax positions	—	—
Gross increases (decreases) – current year tax positions	7	27

Unrecognized benefit – end of year	$7	$34

All of the unrecognized tax benefits as of December 31, 2016 are accounted for as a reduction in the Company’s deferred tax assets. Due to the Company’s valuation allowance, none of the $34,000 of unrecognized tax benefits would affect the Company’s effective tax rate, if recognized. The Company does not believe it is reasonably possible that its unrecognized tax benefits will significantly change in the next twelve months.

F-B-22

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. There were no accrued interest or penalties related to unrecognized tax benefits for 2015 and 2016.

The Company does not expect any significant change in its unrecognized tax benefits during the next twelve months.

The Company’s material income tax jurisdictions are the United States (federal) and California (state). The Company is subject to audit for tax years 2015 and forward for federal and state purposes.

9. Commitments and Contingencies

Leases

The Company rents office and laboratory space in Seattle under a non-cancelable operating lease which expires on December 31, 2019. The Company has two options to extend the lease term with each option enabling the Company to extend the lease term by twelve months. The lease requires a security deposit of $132,054. Rent expense was $43,000 and $267,000 for the years ended December 31, 2015 and 2016, respectively, and $24,000 and $125,000 for the three months ended March 31, 2016 and 2017, respectively. Deferred rent resulting from a rent-free period amounted to $0, $146,000 and $139,000 at December 31, 2015 and 2016 and March 31, 2017, respectively.

Future minimum lease payments for non-cancelable operating leases at December 31, 2016 are as follows (amounts in thousands):

Year ending December 31,
2017	$533
2018	549
2019	565

Total	$1,647

10. License and Collaboration Agreement

In October, 2015, the Company entered into a Collaboration and Licensing Agreement with Kite Pharma, Inc. to discover and develop protein-based immunotherapies targeting the immune synapse to treat cancer, pursuant to which the Company would perform certain research services and grant to Kite an exclusive license to two programs from its transmembrane immunomodulatory protein (TIP™) technology, which Kite is planning to further engineer into chimeric antigen receptor (CAR) and T cell receptor (TCR) product candidates.

Under the terms of the collaboration, Kite made an upfront payment to the Company of $5,450,000. The Company will also be eligible to receive milestone payments based upon the successful achievement of pre-specified research, clinical, and regulatory milestones totaling $530 million plus royalty payments on product sales. Kite will receive an exclusive, worldwide license to research, develop and commercialize engineered autologous T cell therapies incorporating two programs coming from the Company’s platform.

11. Unused Commitments for Long-Term Financing

On December 16, 2016 the Company entered into an agreement with a financial institution that enables the Company to request up to $5,000,000 in term loan advances of not less than $500,000 each. Up to $4,000,000 can be drawn prior to July 1, 2017. The remaining $1,000,000 can only be drawn upon achieving certain

F-B-23

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

milestones and expires on December 31, 2017. Interest accrues at a floating per annum rate equal to the Prime Rate minus one and three-quarters of one percent. There is no commitment fee. However, a final payment fee of 7.5% on any term loan advance must be made upon the repayment of such term loan advance.

Each term loan advance has an interest-only period that expires on July 1, 2018, at which point the Company will make thirty consecutive equal monthly payments of principal (each in an amount that would fully amortize any outstanding term loan advances), plus accrued interest.

The Company had not requested any term loan advances at December 31, 2016 or March 31, 2017.

12. Related Party Transactions

The Company has a shared services agreement with Alpine BioVentures GP, LLC, pursuant to which it incurred costs of $47,000 and $17,000 in the years ended December 31, 2015 and 2016, and $4,000 and $0 in the three months ended March 31, 2016 and 2017, respectively. The Company had an accrual of $5,000 related to the shared services agreement at both December 31, 2016 and March 31, 2017.

13. Subsequent Events (Unaudited)

Agreement and Plan of Merger

On April 18, 2017, the Company, Merger Sub and Nivalis, a public biotechnology company, entered into the Merger Agreement pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Alpine, with Alpine continuing as a wholly owned subsidiary of Nivalis and the surviving corporation of the merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Alpine common stock will be converted into the right to receive shares of Nivalis common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Nivalis common stock if determined necessary or appropriate by Alpine, Nivalis and Merger Sub) such that, immediately following the effective time of the Merger, preexisting Nivalis stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Nivalis, and preexisting Alpine stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire approximately 74% of the Fully-Diluted Common Stock of Nivalis.

Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition of the willingness of Nivalis to enter into the Merger Agreement, certain existing stockholders of Alpine entered into a Subscription Agreement with Alpine pursuant to which such stockholders have agreed, subject to the terms and conditions of such Subscription Agreement, to purchase, immediately prior to the closing of the Merger, shares of Alpine’s capital stock for an aggregate purchase price of approximately $17 million. The consummation of the transactions contemplated by the Subscription Agreement is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Nivalis and Alpine, and satisfaction of minimum net cash thresholds by each of Nivalis and Alpine. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Alpine (solely in their respective capacities as Alpine stockholders) have entered into a support agreement with Nivalis to vote all of their shares of Alpine capital stock in favor of adoption of the

F-B-24

ALPINE IMMUNE SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2017 and for the three months ended March 31, 2016 and 2017 is unaudited)

Merger Agreement, subject to the terms of the support agreement (the “Alpine Support Agreement”) and (ii) certain executive officers, directors and stockholders of Nivalis (solely in their respective capacities as Nivalis stockholders) have entered into support agreements with Alpine to vote all of their shares of Nivalis common stock in favor of approval of the Merger Agreement (the “Nivalis Support Agreements,” together with the Alpine Support Agreement, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and, other than the Nivalis Support Agreement delivered by The Estate of Arnold H. Snider, III, place certain restrictions on the transfer of the shares of Nivalis and Alpine held by the respective signatories thereto. The Support Agreements to be executed by certain stockholders of Nivalis affiliated with Deerfield Management Company, L.P. (the “Deerfield Signatories”) contain certain exceptions to the transfer of the shares of Nivalis held by the respective signatories thereto.

The Merger Agreement contains certain termination rights for both Nivalis and Alpine, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $2,500,000, or in some circumstances reimburse the other party’s expenses up to a maximum of $1,000,000. At the effective time of the Merger, the Board of Directors of Nivalis is expected to consist of seven members, four of whom will be designated by Alpine, two of whom will be designated by Nivalis and one of whom will be an independent director designated by a majority of the other members of the Nivalis Board of Directors.

Convertible Preferred Stock

On April 18, 2017, prior to the execution and delivery of the Merger Agreement, and as contemplated by the Merger Agreement, certain holders of the Company’s Series A-1 convertible preferred stock purchased 5,931,198 shares of Series A-1 preferred stock for $16,667,000 in proceeds, pursuant to a Second Tranche Put Closing (after which all shares issuable in the second tranche will have been issued and sold).

In lieu of purchasing Series A-2 convertible preferred stock in the third tranche, holders of the Company’s Series A convertible preferred stock have agreed, subject to the terms and conditions of the Subscription Agreement, to purchase, immediately prior to the closing of the merger, shares of the Company’s capital stock for an aggregate purchase price of approximately $17,000,000.

Upon the closing of the merger, the Series A Preferred Stock Purchase Agreement and the related ancillary documents thereunder are expected to be terminated.

Operating Lease

On April 1, 2017 the Company entered into an amendment to its existing lease pursuant to which it agreed to lease additional premises that are adjacent to its existing leased premises for an annual base rent of $38,000. The amendment is effective on April 12, 2017. The amendment does not alter the expiry date of the existing lease which remains December 31, 2019.

F-B-25

Appendix A

Execution Copy

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

NIVALIS THERAPEUTICS, INC.,

a Delaware corporation;

NAUTILUS MERGER SUB, INC.,

a Delaware corporation; and

ALPINE IMMUNE SCIENCES, INC.,

a Delaware corporation

Dated as of April 18, 2017

A-i

3.11	Real Property; Leasehold	A-27
3.12	Intellectual Property	A-27
3.13	Agreements, Contracts and Commitments	A-30
3.14	Compliance; Permits; Restrictions	A-31
3.15	Legal Proceedings; Orders	A-33
3.16	Tax Matters	A-33
3.17	Employee and Labor Matters; Benefit Plans	A-34
3.18	Environmental Matters	A-36
3.19	Insurance	A-36
3.20	Transactions with Affiliates	A-37
3.21	No Financial Advisors	A-37
3.22	Valid Issuance	A-37
3.23	No Other Representations or Warranties	A-37
3.24	Opinion of Financial Advisor	A-37

Section 4. Certain Covenants of the Parties		A-37
4.1	Operation of Nautilus’ Business	A-37
4.2	Operation of the Company’s Business	A-39
4.3	Access and Investigation	A-40
4.4	No Solicitation	A-41
4.5	Notification of Certain Matters	A-42

Section 5. Additional Agreements of the Parties		A-42
5.1	Registration Statement; Proxy Statement	A-42
5.2	Company Stockholder Written Consent	A-43
5.3	Nautilus Stockholders’ Meeting	A-45
5.4	Regulatory Approvals	A-47
5.5	Company Options and Company Warrants	A-47
5.6	Nautilus Options	A-48
5.7	Employee Benefits	A-48
5.8	Indemnification of Officers and Directors	A-48
5.9	Additional Agreements	A-49
5.10	Disclosure	A-50
5.11	Listing	A-50
5.12	Tax Matters	A-50
5.13	Legends	A-51
5.14	Directors and Officers	A-51
5.15	Termination of Certain Agreements and Rights	A-51
5.16	Corporate Identity	A-51
5.17	Section 16 Matters	A-51
5.18	Cooperation	A-51
5.19	Allocation Certificate	A-51
5.20	Company Financial Statements	A-52
5.21	Nautilus Reverse Stock Split	A-52
5.22	Nautilus Wind-Down	A-52

Section 6. Conditions Precedent to Obligations of Each Party		A-52
6.1	Effectiveness of Registration Statement	A-52
6.2	No Restraints	A-52
6.3	Stockholder Approval	A-52
6.4	Listing	A-52

A-ii

Section 7. Additional Conditions Precedent to Obligations of Nautilus and Merger Sub		A-53
7.1	Accuracy of Representations	A-53
7.2	Performance of Covenants	A-53
7.3	Closing Certificate	A-53
7.4	Company Pre-Closing Financing	A-53
7.5	FIRPTA Certificate	A-53
7.6	No Company Material Adverse Effect	A-53
7.7	Termination of Investor Agreements	A-53
7.8	Lock-Up Agreements	A-53
7.9	Company Closing Financial Certificate	A-54

Section 8. Additional Conditions Precedent to Obligation of the Company		A-54
8.1	Accuracy of Representations	A-54
8.2	Performance of Covenants	A-54
8.3	Documents	A-54
8.4	Sarbanes-Oxley Certifications	A-55
8.5	No Nautilus Material Adverse Effect	A-55
8.6	Lock-Up Agreements	A-55
8.7	Tax Opinion	A-55

Section 9. Termination		A-55
9.1	Termination	A-55
9.2	Effect of Termination	A-57
9.3	Expenses; Termination Fees	A-57

Section 10. Miscellaneous Provisions		A-59
10.1	Non-Survival of Representations and Warranties	A-59
10.2	Amendment	A-59
10.3	Waiver	A-59
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	A-60
10.5	Applicable Law; Jurisdiction	A-60
10.6	Attorneys’ Fees	A-60
10.7	Assignability	A-60
10.8	Notices	A-60
10.9	Cooperation	A-61
10.10	Severability	A-61
10.11	Other Remedies; Specific Performance	A-62
10.12	No Third Party Beneficiaries	A-62
10.13	Construction	A-62

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Nautilus Stockholder Support Agreement
Exhibit C	Form of Company Stockholder Support Agreement
Exhibit D	Subscription Agreement
Exhibit E	Form of Nautilus Charter Amendment
Exhibit F	Form of Lock-Up Agreement

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of April 18, 2017, by and among NIVALIS THERAPEUTICS, INC., a Delaware corporation (“Nautilus”), NAUTILUS MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Nautilus (“Merger Sub”), and ALPINE IMMUNE SCIENCES, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Nautilus and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Nautilus.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

C. The Nautilus Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Nautilus and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Nautilus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Nautilus vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Nautilus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Nautilus’ certificate of incorporation to effect the Nautilus Reverse Stock Split.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Nautilus listed on Section A of the Nautilus Disclosure Schedule (solely in their capacity as stockholders of Nautilus) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B (the “Nautilus Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Nautilus in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Nautilus’ willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Nautilus in substantially the form attached hereto as Exhibit C (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H. It is expected that the issuance of shares of Nautilus Common Stock to the stockholders of the Company pursuant to the Merger will result in a change of control of Nautilus.

I. It is expected that within two Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement in a form reasonably acceptable to Nautilus, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

J. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Nautilus to enter into this Agreement, certain investors have executed the Subscription Agreement, in the form attached hereto as Exhibit D, with the Company, pursuant to which such investors have agreed to purchase certain shares of Company Capital Stock prior to the Closing in connection with the Company Pre-Closing Financing.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Nautilus.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Nautilus and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Nautilus and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Nautilus and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Nautilus shall be identical to the certificate of incorporation of Nautilus immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Nautilus shall file an amendment to its certificate of incorporation to (i) change the name of Nautilus to “Alpine Immune Sciences, Inc.,” and (ii) effect the Nautilus Reverse Stock Split, such amendment to be in the form attached hereto as Exhibit E, with such changes as are mutually agreed by Nautilus and the Company (the “Nautilus Charter Amendment”);

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Nautilus, each to hold office in accordance with the certificate of incorporation and bylaws of Nautilus, shall be as set forth in Section 5.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Nautilus as set forth in Section 5.14, after giving effect to the provisions of Section 5.14.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Nautilus, Merger Sub, the Company or any stockholder of the Company or Nautilus:

(i) any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Nautilus Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Nautilus Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Nautilus Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Nautilus is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Nautilus Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Nautilus Common Stock (after aggregating all fractional shares of Nautilus Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Nautilus Closing Price.

(d) All Company Options and Company Warrants outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5.

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Nautilus Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nautilus Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Nautilus Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Nautilus to take any action with respect to Company Capital Stock or Nautilus Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

1.7 Surrender of Certificates.

(a) On or prior to the Closing Date, Nautilus and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Nautilus shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Nautilus Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Nautilus Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Nautilus may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Nautilus Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Nautilus: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the

Merger Consideration (in a number of whole shares of Nautilus Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Nautilus Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Nautilus Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Nautilus Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Nautilus may, in its discretion and as a condition precedent to the delivery of any shares of Nautilus Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Nautilus against any claim suffered by Nautilus related to the lost, stolen or destroyed Company Stock Certificate or any Nautilus Common Stock issued in exchange therefor as Nautilus may reasonably request.

(c) No dividends or other distributions declared or made with respect to Nautilus Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Nautilus Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Nautilus upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Nautilus for satisfaction of their claims for Nautilus Common Stock, cash in lieu of fractional shares of Nautilus Common Stock and any dividends or distributions with respect to shares of Nautilus Common Stock.

(e) Each of the Exchange Agent, Nautilus and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Nautilus Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

1.8 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the

Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) The Company shall give Nautilus prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Nautilus’ prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

1.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.10 Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(h), except as set forth in the written disclosure schedule delivered by the Company to Nautilus (the “Company Disclosure Schedule”), the Company represents and warrants to Nautilus and Merger Sub as follows:

2.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2 Organizational Documents. The Company has delivered to Nautilus accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

2.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Nautilus and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

2.4 Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a single class, and (b) the holders of a majority of the shares of Company Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a separate class (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a material violation of, or to the Knowledge of the Company give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not be material to the Company or its business;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or to the Knowledge of the Company, give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not be material to the Company or its business;

(d) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would be material to the Company or its business. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

2.6 Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 46,500,000 shares of Company Common Stock, par value $0.0001 per share, of which 1,340,625 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 22,081,852 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), 5,000,000 of which are designated as Series Seed Preferred Stock and all of which shares have been issued and are outstanding, 14,590,748 of which are designated as Series A-1 Preferred Stock, of which 11,032,029 shares have been issued and are outstanding, and 2,491,104 of which are designated as Series A-2 Preferred Stock, none of which shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, there are outstanding Company Warrants to purchase 25,000 shares of Company Common Stock and 31,139 shares of Series A-1 Preferred Stock. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Company Warrants, (B) the number and type of shares subject to each such Company Warrant, (C) the exercise price of each such Company Warrant, (D) the termination date of each such Company Warrant and (E) whether and to what extent any holders of Company Warrants shall be required to exercise such Company Warrants prior to the Effective Time.

(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c) Except for the Company’s Amended and Restated 2015 Stock Plan, as amended (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 3,445,604 shares of Company Common Stock for issuance under the Company Plan, of which 340,625 shares have been issued and are currently outstanding, 2,399,914 have been reserved for issuance upon exercise of Company Options and Company Warrants granted under the Company Plan, and 705,065 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Nautilus an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d) Except in connection with the Company Pre-Closing Financing and the Second Tranche Closing and except for (x) the outstanding Company Warrants set forth on Section 2.6(a) of the Company Disclosure Schedule and (y) the Company Options set forth on a schedule provided by the Company to Nautilus concurrently with the execution hereof, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Warrants, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7 Financial Statements.

(a) Concurrently with the execution hereof, the Company has provided to Nautilus true and complete copies of (i) the Company’s unaudited consolidated balance sheets at December 31, 2015 and December 31, 2016, (ii) the Company Unaudited Interim Balance Sheet, (iii) the Company’s unaudited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2015 and December 31, 2016, and (iv) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31, 2017 (collectively, the “Company Financials”). The Company Financials fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Nautilus accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2014.

(d) Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2014, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.8 Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Company Material Adverse Effect.

2.9 Absence of Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions and the Subscription Agreement; and (e) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Nautilus (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

2.12 Intellectual Property.

(a) The Company, directly or through any of its Subsidiaries, owns, or has the right to use, as currently being used by the Company or any of its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company or any of its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to have a Company Material Adverse Effect.

(b) Concurrently with the execution hereof, the Company has provided to Nautilus an accurate, true and complete listing of all Company Registered IP.

(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.

(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which the Company or any of its Subsidiaries has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s benefit).

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Company Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f) Except as identified in Section 2.12(f) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) Except as identified in Section 2.12(f)(iv) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.

(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a material trade secret.

(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to Company or any of its Subsidiaries to any other Person. As of the date of this Agreement, except as set forth in Section 2.12(f)(vi) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any licenses or covenants not to sue, or sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by the Company or any of its Subsidiaries to assign, license or otherwise transfer any of the Company IP Rights to any third party.

(vii) To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(g) The Company has delivered or made available to Nautilus, a complete and accurate copy of all Company IP Rights Agreements required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule. With respect to each such Company IP Rights Agreement: (i) each such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect, subject to the Enforceability Exceptions; (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect. To the

Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any Company IP Rights Agreements, nor give any third party to any such Company IP Rights Agreement the right to do any of the foregoing. Following the closing of the transactions contemplated by this Agreement, Nautilus will be permitted to exercise all of the rights of the Company or its Subsidiaries under such agreements to the same extent, in all material respects, the Company or its Subsidiaries would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiaries would otherwise be required to pay.

(h) To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company or its Subsidiaries and such third party.

(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights, nor has the Company or any of its Subsidiaries received any written notice asserting that any such Company IP Rights, or the Company’s or any of its Subsidiaries’ right to use, sell, license or dispose of any such Company IP Rights conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(j) Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.

(k) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person.

(l) Except as set forth in the Contracts listed on Section 2.12(l) of the Company Disclosure Schedule (i) and except for Company Contracts entered into in the Ordinary Course of Business, neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would be material to the Company or its business, and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

2.13 Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $150,000 per year pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment-related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit the Company’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iii) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(ix) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(x) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(xi) each Company Real Estate Lease; or

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its

Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b) The Company has delivered or made available to Nautilus accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by a Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency material to the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company

Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Nautilus all information requested by Nautilus in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. The Company and each of its Subsidiaries have complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented to the Company. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 from the FDA.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated.

(f) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

2.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) or any of its

Subsidiaries, any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2015, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

2.16 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the

Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

2.17 Employee and Labor Matters; Benefit Plans.

(a) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.

(b) Section 2.17(b) of the Company Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of the Company or any of its Subsidiaries (or any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, any of its Subsidiaries or any Company Affiliate, or under which the Company or any of its Subsidiaries or any Company Affiliate has any current liability or may incur liability after the date hereof (each, a “Company Employee Plan”).

(c) With respect to Company Options granted pursuant to the Company Plan, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Company Option grant was made in accordance with the terms of the Company Plan and all other applicable Law and (iv) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(e) Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.

(f) Neither the Company nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither the Company nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither the Company nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.

(g) No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Plan.

(h) No Company Employee Plan provides for medical or death benefits beyond termination of service, other than pursuant to COBRA or an analogous state law requirement. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded employee benefit plan. No Company Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(i) Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(j) To the Knowledge of the Company, no Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Code Section 409A(a)(1).

(k) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), indemnification, compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits).

(l) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or

“mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of the Company or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(m) With respect to each Company Employee Plan, the Company has made available to Nautilus a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of the Company, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union and/or union organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees , and there are no labor organizations representing or to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including, but not limited to, through the filing of a petition for representation election.

(o) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(p) There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

2.18 Environmental Matters. Since January 1, 2014, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2014, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2014, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance in all material respects with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

2.19 Insurance. The Company has delivered to Nautilus accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2014, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

2.20 Subscription Agreement. The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Subscription Agreement. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Company Pre-Closing Financing, other than the satisfaction or waiver of the conditions expressly set forth in Sections 4 and 5 of the Subscription Agreement. To the Knowledge of the Company, the proceeds of the Company Pre-Closing Financing will be made available to the Company prior to the consummation of the Merger.

2.21 No Financial Advisors. Except as set forth on Section 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.22 Disclosure. The information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including any of the Company Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

2.23 Transactions with Affiliates. Section 2.23 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2014, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the

Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Nautilus nor any other person on behalf of Nautilus makes any express or implied representation or warranty with respect to Nautilus or with respect to any other information provided to the Company, any of its Subsidiaries or their respective stockholders or Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Nautilus set forth in Section 3 (in each case as qualified and limited by the Nautilus Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 3. REPRESENTATIONS AND WARRANTIES OF NAUTILUS AND MERGER SUB

Subject to Section 10.13(h), except (i) as set forth in the written disclosure schedule delivered by Nautilus to the Company (the “Nautilus Disclosure Schedule”) or (ii) as disclosed in the Nautilus SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that (x) any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 or Section 3.6; and (y) any matter disclosed in the Nautilus SEC Documents will be deemed to be disclosed in a section of the Nautilus Disclosure Schedule only to the extent that it is readily apparent from a reading of such Nautilus SEC Documents that it is applicable to such section of the Nautilus Disclosure Schedule, Nautilus and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Nautilus and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Nautilus is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Nautilus Material Adverse Effect.

(c) Nautilus has no Subsidiaries except for Merger Sub and Nautilus does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Nautilus is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Nautilus has not agreed and is not obligated to make, nor is Nautilus bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Nautilus has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Nautilus has made available to the Company accurate and complete copies of Nautilus’ Organizational Documents. Nautilus is not in breach or violation its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. Each of Nautilus and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Nautilus Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Nautilus and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Nautilus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options and Company Warrants pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Nautilus vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Nautilus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Nautilus and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Nautilus and Merger Sub, enforceable against each of Nautilus and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Nautilus Stockholder Support Agreements, the Nautilus Board approved the Nautilus Stockholder Support Agreements and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote of the holders of a majority of the shares of Nautilus Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Nautilus’ capital stock necessary to approve the Nautilus Stockholder Matters (the “Required Nautilus Stockholder Vote”).

3.5 Non-Contravention; Consents. Subject to obtaining the Required Nautilus Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Nautilus or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Nautilus or Merger Sub;

(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of Nautilus, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Nautilus or any of the assets owned or used by Nautilus, is subject, except as would not be material to Nautilus or its business;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or, to the Knowledge of Nautilus give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Nautilus;

(d) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Nautilus Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Nautilus Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Nautilus Material Contract; (iii) accelerate the maturity or performance of any Nautilus Material Contract; or (iv) cancel, terminate or modify any term of any Nautilus Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Nautilus (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Nautilus Disclosure Schedule under any Nautilus Contract, (ii) the Required Nautilus Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Nautilus is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would be material to Nautilus or its business. The Nautilus Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Nautilus Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Nautilus Stockholder Support Agreements or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Nautilus consists of (i) 200,000,000 shares of Nautilus Common Stock, par value $0.001 per share, of which 15,656,251 shares have been issued and are outstanding as of March 31, 2017 (the “Capitalization Date”) and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Nautilus does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, there are outstanding Nautilus Warrants to purchase 18,534 shares of Nautilus Common Stock. Section 3.6(a) of the Nautilus Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Nautilus Warrants, (B) the number and type of shares subject to each such Nautilus Warrant, (C) the exercise price of each such Nautilus Warrant, (D) the termination date of each such Nautilus Warrant and (E) whether and to what extent any holders of Nautilus Warrants shall be required to exercise such Nautilus Warrants prior to the Effective Time.

(b) All of the outstanding shares of Nautilus Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Nautilus Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Nautilus Common Stock is subject to any right of first refusal in favor of Nautilus. Except as contemplated herein, there is no Nautilus Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Nautilus Common Stock. Nautilus is not under any obligation, nor is Nautilus bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Nautilus Common Stock or other securities. There are no repurchase rights held by Nautilus with respect to shares of Nautilus Common Stock (including shares issued pursuant to the exercise of stock options).

(c) Except for the N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan and the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (collectively, the “Nautilus Stock Plans”) and the Nivalis Therapeutics, Inc. 2015 Employee Stock Purchase Plan (the “Nautilus ESPP”), and except as set forth on Section 3.6(c) of the Nautilus Disclosure Schedule, Nautilus does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Nautilus has reserved 3,921,274 shares of Nautilus Common Stock for issuance under the Nautilus Stock Plans, of which 7,692 shares have been issued and are currently outstanding, 3,351,630 shares have been reserved for issuance upon exercise of Nautilus Options granted under the Nautilus Stock Plans, and

550,225 shares remain available for future issuance pursuant to the Nautilus Stock Plans. As of the date of this Agreement, 180,845 shares of Nautilus Common Stock are reserved and remain available for future issuance pursuant to the Nautilus ESPP. Section 3.6(c) of the Nautilus Disclosure Schedule sets forth the following information with respect to each Nautilus Option outstanding as of the date of this Agreement and that will not expire by its terms on or prior to July 1, 2017: (i) the name of the optionee; (ii) the number of shares of Nautilus Common Stock subject to such Nautilus Option at the time of grant; (iii) the number of shares of Nautilus Common Stock subject to such Nautilus Option as of the date of this Agreement; (iv) the exercise price of such Nautilus Option; (v) the date on which such Nautilus Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Nautilus Option expires; and (viii) whether such Nautilus Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Nautilus has made available to the Company accurate and complete copies of the Nautilus Stock Plans and the Nautilus ESPP and the forms of all award agreements evidencing the equity-based awards granted thereunder. As of the date of this Agreement, no employee or other service provider of Nautilus is participating in the ESPP, and there are no ongoing offering periods under the Nautilus ESPP.

(d) Except for the outstanding Nautilus Warrants and Nautilus Options set forth on Section 3.6(a) and Section 3.6(c) of the Nautilus Disclosure Schedule, respectively, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Nautilus; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Nautilus; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Nautilus is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Nautilus. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Nautilus.

(e) All outstanding shares of Nautilus Common Stock, Nautilus Warrants, Nautilus Options and other securities of Nautilus have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7 SEC Filings; Financial Statements.

(a) Nautilus has delivered to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Nautilus with the SEC since January 1, 2016 (the “Nautilus SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Section 3.7(a) of the Nautilus Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Nautilus or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Nautilus SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Nautilus SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Nautilus SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Nautilus SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Nautilus as of the respective dates thereof and the results of operations and cash flows of Nautilus for the periods covered thereby. Other than as expressly disclosed in the Nautilus SEC Documents filed prior to the date hereof, there has been no material change in Nautilus’ accounting methods or principles that would be required to be disclosed in Nautilus’ financial statements in accordance with GAAP. The books of account and other financial records of Nautilus and each of its Subsidiaries are true and complete in all material respects.

(c) Nautilus’ independent registered accounting firm has at all times since the date Nautilus become subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Nautilus, “independent” with respect to Nautilus within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Nautilus, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Nautilus has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Nautilus Common Stock on NASDAQ. Nautilus has not disclosed any unresolved comments in the Nautilus SEC Documents.

(e) Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Nautilus, the Nautilus Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Nautilus is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of NASDAQ.

(g) Nautilus maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Nautilus maintains records that in reasonable detail accurately and fairly reflect Nautilus’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Nautilus Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Nautilus’ assets that could have a material effect on Nautilus’ financial statements. Nautilus has evaluated the effectiveness of Nautilus’ internal control over financial reporting as of December 31, 2016, and, to the extent required by applicable Law, presented in any applicable Nautilus SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Nautilus has disclosed to Nautilus’ independent registered accounting firm and the Audit Committee of the Nautilus Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Nautilus’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Nautilus’ internal control over financial reporting. Nautilus has not identified any material weaknesses in the design or operation of Nautilus’ internal control over financial reporting.

(h) Nautilus’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Nautilus in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Nautilus’ management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Nautilus Disclosure Schedule, between December 31, 2016 and the date of this Agreement, Nautilus has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Nautilus Material Adverse Effect.

3.9 Absence of Undisclosed Liabilities. As of the date hereof, Nautilus does not have any Liability, individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Nautilus Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Nautilus since the date of the Nautilus Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000, in the aggregate; (c) Liabilities for performance of obligations of Nautilus under Nautilus Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Section 3.9 of the Nautilus Disclosure Schedule.

3.10 Title to Assets. Nautilus owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Nautilus or its business, including: (a) all assets reflected on the Nautilus Balance Sheet; and (b) all other assets reflected in the books and records of Nautilus as being owned by Nautilus. All of such assets are owned or, in the case of leased assets, leased by Nautilus free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Nautilus does not own and has never owned any real property. Nautilus has made available to the Company (a) an accurate and complete list of all real properties with respect to which Nautilus directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Nautilus, and (b) copies of all leases under which any such real property is possessed (the “Nautilus Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Nautilus owns, or has the right to use, as currently being used by Nautilus, all Nautilus IP Rights, and with respect to Nautilus IP Rights that are owned by Nautilus, has the right to bring actions for the infringement of such Nautilus IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to have a Nautilus Material Adverse Effect.

(b) Concurrently with the execution hereof, Nautilus has provided to the Company an accurate, true and complete listing of all Nautilus Registered IP.

(c) Section 3.12(c) of the Nautilus Disclosure Schedule accurately identifies (i) all Nautilus Contracts pursuant to which Nautilus IP Rights are licensed to Nautilus (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Nautilus’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Nautilus are exclusive or non-exclusive.

(d) Section 3.12(d) of the Nautilus Disclosure Schedule accurately identifies each Nautilus Contract pursuant to which Nautilus granted any license under, or any right (whether or not currently exercisable) or interest in, any Nautilus IP Rights to any Person (other than (i) any confidential information provided under confidentiality agreements and (ii) any Nautilus IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for Nautilus’ benefit).

(e) Nautilus is not bound by, and no Nautilus IP Rights are subject to, any Nautilus Contract containing any covenant or other provision that in any way materially limits or restricts the ability of Nautilus to use, exploit, assert, enforce, sell, transfer or dispose of any such Nautilus IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Nautilus as currently conducted or planned to be conducted.

(f) Except as identified in Section 3.12(f) of the Nautilus Disclosure Schedule, to the Knowledge of the Nautilus, Nautilus exclusively owns all right, title, and interest to and in Nautilus IP Rights (other than (i) Nautilus IP Rights exclusively and non-exclusively licensed to Nautilus, as identified in Section 3.12(c) of the Nautilus Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Nautilus solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Nautilus’s products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Nautilus Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Nautilus Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Nautilus and who is or was involved in the creation or development of any material Nautilus IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Nautilus and confidentiality provisions protecting trade secrets and confidential information of Nautilus.

(iii) To the Knowledge of Nautilus, no current or former stockholder, officer, director, or employee of Nautilus has any claim, right (whether or not currently exercisable), or interest to or in any Nautilus IP Rights purported to be owned by Nautilus. To the Knowledge of Nautilus, no employee of Nautilus is in breach of any Contract with any former employer or other Person concerning Nautilus IP Rights purported to be owned by Nautilus or confidentiality provisions protecting trade secrets and confidential information comprising Nautilus IP Rights purported to be owned by the Nautilus.

(iv) Except as identified in Section 3.12(f)(iv) of the Nautilus Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Nautilus IP Rights in which Nautilus has an ownership interest.

(v) Nautilus has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Nautilus holds, or purports to hold, as a material trade secret.

(vi) Except as identified in Section 3.12(f)(vi) of the Nautilus Disclosure Schedule, Nautilus has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Nautilus IP Rights owned or purported to be owned by or exclusively licensed to Nautilus to any other Person. As of the date of this Agreement, except as set forth in Section 3.12(f)(vi) of the Nautilus Disclosure

Schedule, Nautilus has not granted any licenses or covenants not to sue, or sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Nautilus IP Rights to any third party, and there exists no obligation by Nautilus to assign, license or otherwise transfer any of the Nautilus IP Rights to any third party.

(g) Nautilus has delivered, or made available to the Company, a complete and accurate copy of all Nautilus IP Rights Agreements required to be listed on Section 3.12(c) or Section 3.12(d) of the Nautilus Disclosure Schedule. With respect to each such Nautilus IP Rights Agreement: (i) each such agreement is valid and binding on Nautilus, and in full force and effect, subject to the Enforceability Exceptions; (ii) Nautilus has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) Nautilus has not, and to the Knowledge of Nautilus, no other party to any such agreement, is in breach or default thereof in any material respect. To the Knowledge of Nautilus, the consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any such Nautilus IP Rights Agreement, nor give any third party to any such Nautilus IP Rights Agreement the right to do any of the foregoing. Following the closing of the transactions contemplated by this Agreement, Nautilus will be permitted to exercise all of the rights of Nautilus under such agreements to the same extent, in all material respects, Nautilus would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Nautilus would otherwise be required to pay.

(h) To the Knowledge of Nautilus, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Nautilus does not violate any license or agreement between Nautilus and any third party, and, to the Knowledge of Nautilus, does not infringe or misappropriate any Intellectual Property right of any third party, which violation, infringement or misappropriation would reasonably be expected to have a Nautilus Material Adverse Effect. To the Knowledge of Nautilus, no third party is infringing upon any Nautilus IP Rights or violating any license or agreement between Nautilus and such third party.

(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Nautilus IP Rights, nor has Nautilus received any written notice asserting that any such Nautilus IP Rights, or Nautilus’ right to use, sell, license or dispose of any such Nautilus IP Rights conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(j) Each item of Nautilus IP Rights that is Nautilus Registered IP is and at all times has been filed and maintained in compliance with all applicable Laws and all filings, payments, and other actions required to be made or taken to maintain such item of Nautilus Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Nautilus Material Adverse Effect.

(k) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Nautilus conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Nautilus Material Adverse Effect.

(l) Except as set forth in the Contracts listed on Section 3.12(l) of the Nautilus Disclosure Schedule (i) and except for Nautilus Contracts entered into in the Ordinary Course of Business, Nautilus is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would be material to Nautilus or its business, and (ii) Nautilus has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

3.13 Agreements, Contracts and Commitments. Section 3.13 of the Nautilus Disclosure Schedule identifies each Nautilus Contract that is in effect as of the date of this Agreement and is:

(a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act,

(b) a Contract to which Nautilus is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Nautilus in excess of $150,000;

(c) a Nautilus Real Estate Lease;

(d) a Contract disclosed in or required to be disclosed in Section 3.12(c) or Section 3.12(d) of the Nautilus Disclosure Schedule;

(e) a Nautilus Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(f) a Nautilus Contract requiring payments by Nautilus after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Nautilus on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Nautilus’ ability to terminate employees at will;

(g) a Nautilus Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(h) a Nautilus Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(i) a Nautilus Contract containing (A) any covenant limiting the freedom of Nautilus to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(j) a Nautilus Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(k) a Nautilus Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(l) a Nautilus Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Nautilus or any loans or debt obligations with officers or directors of Nautilus;

(m) a Nautilus Contract requiring payment by or to Nautilus after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Nautilus; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Nautilus has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Nautilus has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Nautilus; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Nautilus or any Contract to sell, distribute or commercialize any products or service of Nautilus, in each case, except for Nautilus Contracts entered into in the Ordinary Course of Business;

(n) a Nautilus Contract containing any “standstill” provision with respect to the acquisition of Nautilus Common Stock or other equity securities of Nautilus;

(o) a Nautilus Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Nautilus in connection with the Contemplated Transactions; or

(p) any other Nautilus Contract that is not terminable at will (with no penalty or payment) by Nautilus, and (A) which involves payment or receipt by Nautilus after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of Nautilus.

Nautilus has delivered or made available to the Company accurate and complete copies of all Contracts to which Nautilus is a party or by which it is bound of the type described in clauses (a)-(o) of the immediately preceding sentence (any such Contract, a “Nautilus Material Contract”). Nautilus has not nor, to Nautilus’ Knowledge as of the date of this Agreement, has any other party to a Nautilus Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Nautilus Material Contract in such manner as would permit any other party to cancel or terminate any such Nautilus Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Nautilus Material Adverse Effect. As to Nautilus, as of the date of this Agreement, each Nautilus Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Nautilus Material Contract to change, any material amount paid or payable to Nautilus under any Nautilus Material Contract or any other material term or provision of any Nautilus Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Nautilus is, and since January 1, 2014, has been in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by a Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Nautilus. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Nautilus, threatened against Nautilus. There is no agreement, judgment, injunction, order or decree binding upon Nautilus which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Nautilus, any acquisition of material property by Nautilus or the conduct of business by Nautilus as currently conducted, (ii) is reasonably likely to have an adverse effect on Nautilus’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Nautilus and Merger Sub holds all required Governmental Authorizations which are material to the operation of the business of Nautilus and Merger Sub as currently conducted (collectively, the “Nautilus Permits”). Section 3.14(b) of the Nautilus Disclosure Schedule identifies each Nautilus Permit. Each of Nautilus and Merger Sub is in material compliance with the terms of the Nautilus Permits. No Legal Proceeding is pending or, to the Knowledge of Nautilus, threatened, which seeks to revoke, limit, suspend, or materially modify any Nautilus Permit.

(c) There are no proceedings pending or, to the Knowledge of Nautilus, threatened with respect to an alleged material violation by Nautilus of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by a Drug Regulatory Agency.

(d) Each of Nautilus and Merger Sub holds all required Governmental Authorizations issuable by any Drug Regulatory Agency material to the conduct of the business of Nautilus and Merger Sub as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Nautilus Product Candidates”) (the “Nautilus Regulatory Permits”) and no such Nautilus Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Each of Nautilus and Merger Sub is in compliance in all material respects with the Nautilus Regulatory Permits and neither Nautilus nor Merger Sub has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Nautilus Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Nautilus Regulatory Permit. Except for the information and files identified in Section 3.14(d) of the Nautilus Disclosure Schedule, Nautilus has made available to the Company all information requested by the Company in Nautilus’ possession or control relating to the Nautilus Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Nautilus Product Candidates, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. Each of Nautilus and Merger Sub has complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented to the Company. To the Knowledge of Nautilus, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 from the FDA.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Nautilus or in which Nautilus or its respective products or product candidates, including the Nautilus Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of Nautilus has been terminated or suspended prior to completion for safety or non-compliance reasons. Other than as set forth on Section 3.14(e) of the Nautilus Disclosure Schedule, since January 1, 2014, neither Nautilus nor Merger Sub has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Nautilus, threatening to initiate, the termination, suspension or material modification of any clinical studies conducted by or on behalf of, or sponsored by, Nautilus or in which Nautilus or its current products or product candidates, including the Nautilus Product Candidates, have participated. To the extent required, all clinical trials conducted by or on behalf of Nautilus have been registered on, and trial results have been reported on, the United States National Institutes of Health Website, www.clinicaltrials.gov, in accordance with 42 U.S.C. § 282(j), and are listed in accordance with any applicable additional state and local law requirements.

(f) Except as set forth on Section 3.14(f) of the Nautilus Disclosure Schedule, Nautilus has withdrawn each IND submitted to the FDA and, for each such IND, notified FDA of the withdrawal, ended all clinical investigations conducted under the IND, notified all clinical investigators, assured return or disposal of all stocks of the investigational drug and has otherwise wound down all IND-related activities in accordance with all applicable Laws.

(g) Nautilus has not been and is not the subject of any pending or, to the Knowledge of Nautilus, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Nautilus, Nautilus has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that has violated or would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Nautilus, Merger Sub, or, to the Knowledge of Nautilus, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that has resulted in or could result in debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Nautilus, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Nautilus or any of its officers, employees or agents.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Nautilus, no Person (including any participant in any of Nautilus’ clinical trials) has, since January 1, 2015, threatened in writing to commence any Legal Proceeding: (i) that involves Nautilus or any Nautilus Associate (in his or her capacity as such) or any of the material assets owned or used by Nautilus; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.15(b) of the Nautilus Disclosure Schedule, since January 1, 2015, no Legal Proceeding has been pending against Nautilus that resulted in material liability to Nautilus.

(c) There is no order, writ, injunction, judgment or decree to which Nautilus, or any of the material assets owned or used by Nautilus is subject. To the Knowledge of Nautilus, no officer or other Key Employee of Nautilus is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Nautilus or to any material assets owned or used by Nautilus.

3.16 Tax Matters.

(a) Each of Nautilus and Merger Sub has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where Nautilus does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Nautilus on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Nautilus Balance Sheet, Nautilus has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Nautilus and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Nautilus.

(e) No deficiencies for material Taxes with respect to Nautilus have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of Nautilus. Neither Nautilus (nor Merger Sub or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Nautilus has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Nautilus is a not party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(h) Nautilus has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Nautilus). Nautilus does not have any material Liability for the Taxes of any Person (other than Nautilus and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(i) Nautilus has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.

(j) Nautilus has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Nautilus Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Nautilus (or any trade or business (whether or not incorporated) which is a Nautilus Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Nautilus, or any Nautilus Affiliate, or under which Nautilus or any Nautilus Affiliate has incurred or may incur any liability (each, an “Nautilus Employee Plan”).

(b) With respect to each Nautilus Employee Plan, Nautilus has made available to the Company a true and complete copy of, to the extent applicable, (i) such Nautilus Employee Plan, (ii) the most recent annual report (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Nautilus Employee Plan, (iv) the most recent summary plan description for each Nautilus Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions in the possession of Nautilus, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Nautilus Employee Plan.

(c) Each Nautilus Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the

Knowledge of Nautilus, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Nautilus Employee Plan or the exempt status of any related trust.

(d) Each Nautilus Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.

(e) No Nautilus Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Nautilus nor any Nautilus Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Nautilus Employee Plan is a Multiemployer Plan, and neither Nautilus nor any Nautilus Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Nautilus Employee Plan is a Multiple Employer Plan.

(f) Except as set forth in Section 3.17(f) of the Nautilus Disclosure Schedule, no Nautilus Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Nautilus Employee Plan qualified under Section 401(a) of the Code. Nautilus does not sponsor or maintain any self-funded employee benefit plan. No Nautilus Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(g) With respect to Nautilus Options granted pursuant to the Nautilus Stock Plans, each Nautilus Option grant was made in accordance with the terms of the Nautilus Stock Plan pursuant to which it was granted and, to the Knowledge of Nautilus, all other applicable Law and regulatory rules or requirements.

(h) To the Knowledge of Nautilus, no Nautilus Options or other equity-based awards issued or granted by Nautilus are subject to the requirements of Code Section 409A. To the Knowledge of Nautilus, each 409A Plan under which Nautilus makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is or, to the Knowledge of Nautilus will be, subject to the penalties of Code Section 409A(a)(1).

(i) Except as would not reasonably be expected to have a Nautilus Material Adverse Effect, Nautilus is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, indemnification, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Nautilus, threatened or reasonably anticipated against Nautilus relating to any employee, employment agreement or Nautilus Employee Plan (other than routine claims for benefits). Nautilus has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Nautilus has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Nautilus prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(j) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union and/or union organizing activity, question concerning representation or any similar activity or dispute, affecting Nautilus. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. Nautilus is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Nautilus, purporting to represent or seeking to represent any employees of the Nautilus, including, but not limited to, through the filing of a petition for representation election

(k) Nautilus is not, nor has Nautilus been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Nautilus, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Nautilus Associate, including charges of unfair labor practices or discrimination complaints.

(l) There is no contract, agreement, plan or arrangement to which Nautilus or any Nautilus Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(m) Nautilus is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

3.18 Environmental Matters. Since January 1, 2014, Nautilus has complied with all applicable Environmental Laws, which compliance includes the possession by Nautilus of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Nautilus Material Adverse Effect. Nautilus has not received since January 1, 2014, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Nautilus is not in compliance with any Environmental Law, and, to the Knowledge of Nautilus, there are no circumstances that may prevent or interfere with Nautilus’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Nautilus Material Adverse Effect. To the Knowledge of Nautilus: (i) no current or prior owner of any property leased or controlled by Nautilus has received since January 1, 2014, any written notice or other communication relating to property owned or leased at any time by Nautilus, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Nautilus is not in compliance with or violated any Environmental Law relating to such property and (ii) Nautilus has no material liability under any Environmental Law.

3.19 Insurance. Nautilus has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Nautilus and Merger Sub. Each of such insurance policies is in full force and effect and Nautilus and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2014, Nautilus has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Nautilus and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Nautilus for which Nautilus has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Nautilus of its intent to do so.

3.20 Transactions with Affiliates. Except as set forth in the Nautilus SEC Documents filed prior to the date of this Agreement, since the date of Nautilus’ last proxy statement filed in 2016 with the SEC, no event has occurred that would be required to be reported by Nautilus pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.20 of the Nautilus Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Nautilus as of the date of this Agreement.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Nautilus Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Nautilus.

3.22 Valid Issuance. The Nautilus Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23 No Other Representations or Warranties. Nautilus hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Nautilus, Merger Sub or their respective stockholders or Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company set forth in Section 2 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Nautilus, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

3.24 Opinion of Financial Advisor. The Nautilus Board has received an opinion of Ladenburg Thalman & Co., Inc., financial advisor to Nautilus, dated as of the date of this Agreement, to the effect that the Exchange Ratio is fair to the stockholders of Nautilus, from a financial point of view.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Nautilus’ Business.

(a) Except as set forth on Section 4.1(a) of the Nautilus Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Nautilus shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Nautilus Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Nautilus Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Nautilus shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Nautilus Common Stock from terminated employees, directors or consultants of Nautilus);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security (except for Nautilus Common Stock issued upon the valid exercise of outstanding Nautilus Options or Nautilus Warrants); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the amounts set forth in the Nautilus operating budget delivered to the Company concurrently with the execution of this Agreement;

(vi) other than as required by applicable Law or the terms of a Nautilus Employee Plan in effect as of the date hereof, (A) adopt, establish or enter into any Nautilus Employee Plan; (B) cause or permit any Nautilus Employee Plan to be amended; (C) other than in the Ordinary Course of Business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire any new employees, consultants or independent contractors other than in connection with the Wind-Down;

(vii) enter into any material transaction other than in connection with the Wind-Down;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) make, change or revoke any material Tax election, file any material amendment to any Tax Return, settle or compromise any material Tax liability, or adopt or change any material accounting method in respect of Taxes;

(x) enter into, materially amend or terminate any Nautilus Material Contract other than in connection with or as necessary to effect the Wind-Down;

(xi) make any expenditures or incur any Liabilities in amounts that exceed the limitations set forth in the Nautilus operating budget delivered to the Company concurrently with the execution of this Agreement in an amount that exceeds, in the aggregate, $500,000; or

(xii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Nautilus prior to the Effective Time. Prior to the Effective Time, Nautilus shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, including any of the covenants in this Section 4.1, at all times during the Pre-Closing Period Nautilus may take any action in furtherance of the Wind-Down; provided that, unless the Company shall have consented to such transaction, such transaction does not impose any post-closing indemnification or other material post-closing obligations or liabilities upon Nautilus or any of its Subsidiaries (including, following the Closing, the Company).

4.2 Operation of the Company’s Business.

(a) Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Nautilus shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Nautilus (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants and shares of Company Capital Stock issued in connection with the Company Pre-Closing Financing or the Second Tranche Closing); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries other than Company Capital Stock issued in connection with the Company Pre-Closing Financing;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the amounts set forth in the Company operating budget delivered to Nautilus concurrently with the execution of this Agreement (the “Company Budget”);

(vi) other than as required by applicable Law or in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than grants of options to employees and other service providers in the Ordinary Course of Business; or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(vii) enter into any material transaction outside the Ordinary Course of Business, except in accordance with the Company Budget;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business and except in accordance with the Company Budget;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than (A) pursuant to non-exclusive licenses in the Ordinary Course of Business and (B) in accordance with the Company Budget);

(x) make, change or revoke any material Tax election; file any material amendment to any Tax Return, settle or compromise any material Tax liability, or adopt or change any material accounting method in respect of Taxes;

(xi) other than in connection with the Company Pre-Closing Financing or in accordance with the Company Budget, enter into, materially amend or terminate any Company Material Contract;

(xii) make any expenditures or incur any Liabilities in amounts that exceed the limitations set forth in the Company operating budget delivered to Nautilus concurrently with the execution of this Agreement in an amount that exceeds, in the aggregate, $500,000; or

(xiii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Nautilus, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Nautilus, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Nautilus or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information.

4.4 No Solicitation. Each of Nautilus and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Nautilus Stockholder Vote in the case of Nautilus), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board of directors of such Party under applicable Law; (C) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) substantially contemporaneously with furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry, or if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. In addition to the foregoing, Nautilus shall provide the Company with at least one Business Day’s written notice of a meeting of the Nautilus Board (or any committee thereof) at which the Nautilus Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

4.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Nautilus, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.5 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the Nautilus Disclosure Schedule, as appropriate, for purposes of Sections 6, 7 and 8, as applicable.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Nautilus shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Nautilus covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company or its Subsidiaries to Nautilus for inclusion in the Proxy Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Nautilus makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Nautilus’ stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Nautilus, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Nautilus stockholders.

(b) Prior to the Effective Time, Nautilus shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Nautilus Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice of and to vote pursuant to the Company Stockholder Written Consent; provided, however, that Nautilus shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(c) The Company shall reasonably cooperate with Nautilus and provide, and require its Representatives to provide, Nautilus and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Nautilus to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Nautilus a letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Nautilus), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than five Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Nautilus’ advance review and reasonable approval.

(c) The Company agrees that, subject to Section 5.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board

Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Nautilus, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Nautilus or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 5.2(c), and subject to compliance with Section 4.4 and Section 5.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Nautilus (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below), negotiate with Nautilus in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after Nautilus shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Nautilus receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Nautilus with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

(e) Other than in connection with a bona fide written Superior Offer (which shall be subject to Section 5.2(d)), the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; (B) Nautilus receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Change in Circumstance Notice”); and (C) (1) the Company shall have specified the Company Change in Circumstance in reasonable detail, (2) the Company shall have given Nautilus four business days after the Company Change in Circumstance Notice to propose revisions to the terms of this Agreement or make another proposal so that such Company Change in Circumstance would no longer necessitate a Company Board Adverse Recommendation Change, and shall have negotiated in good faith with Nautilus with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Nautilus, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e) shall also apply to any material change to the facts and circumstances relating to such Company Change in Circumstance and require a new Company Change in Circumstance Notice, except that the references to four business days shall be deemed to be three business days.

(f) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

5.3 Nautilus Stockholders’ Meeting.

(a) Nautilus shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Nautilus Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Nautilus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the Nautilus Charter Amendment (collectively, the “Nautilus Stockholder Matters” and such meeting, the “Nautilus Stockholders’ Meeting”). The Nautilus Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Nautilus shall take reasonable measures to ensure that all proxies solicited in connection with the Nautilus Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Nautilus Stockholders’ Meeting, or a date preceding the date on which the Nautilus Stockholders’ Meeting is scheduled, Nautilus reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Nautilus Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Nautilus Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Nautilus Stockholders’ Meeting, Nautilus may postpone or adjourn, or make one or more successive postponements or adjournments of, the Nautilus Stockholders’ Meeting as long as the date of the Nautilus Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

(b) Nautilus agrees that, subject to Section 5.3(c): (i) the Nautilus Board shall recommend that the holders of Nautilus Common Stock vote to approve the Nautilus Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Nautilus Board recommends that Nautilus’ stockholders vote to approve the Nautilus Stockholder Matters (the recommendation of the Nautilus Board being referred to as the “Nautilus Board Recommendation”); and (iii) the Nautilus Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Nautilus Board shall not publicly propose to withhold, amend, withdraw or modify the Nautilus Board Recommendation) in a manner adverse to the Company, and no resolution by the Nautilus Board or any committee thereof to withdraw or modify the Nautilus Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Nautilus Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to the approval of Nautilus Stockholder Matters by the Required Nautilus Stockholder Vote, Nautilus receives a bona fide written Superior Offer, the Nautilus Board may make a Nautilus Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Nautilus Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Nautilus Board Adverse Recommendation Change would reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) Nautilus has, and has caused its financial advisors and outside legal counsel to, during the Nautilus Notice Period (as defined below), negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to Nautilus a written offer to alter the terms or conditions of this Agreement during the Nautilus Notice

Period, the Nautilus Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Nautilus Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Nautilus confirming that the Nautilus Board has determined to change its recommendation at least four Business Days in advance of such Nautilus Board Adverse Recommendation Change, (the “Nautilus Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Nautilus Board Adverse Recommendation Change and, if such reasons are related to a Superior Offer, written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Nautilus shall be required to provide the Company with notice of such material amendment and the Nautilus Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Nautilus Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Nautilus Board shall not make a Nautilus Board Adverse Recommendation Change prior to the end of such Nautilus Notice Period as so extended.

(d) Other than in connection with a bona fide written Superior Officer (which shall be subject to Section 5.3(c)), the Nautilus Board may make a Nautilus Board Adverse Recommendation Change in response to a Nautilus Change in Circumstance, if and only if: (A) the Nautilus Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; (B) the Company receives written notice from Nautilus confirming that the Nautilus Board has determined to change its recommendation at least four Business Days in advance of the Nautilus Board Adverse Recommendation Change (the “Nautilus Change in Circumstance Notice”); and (C) (1) Nautilus shall have specified the Nautilus Change in Circumstance in reasonable detail, (2) Nautilus shall have given the Company four business days after the Nautilus Change in Circumstance Notice to propose revisions to the terms of this Agreement or make another proposal so that such Nautilus Change in Circumstance would no longer necessitate a Nautilus Board Adverse Recommendation Change, and shall have negotiated in good faith with the Company with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Nautilus Board shall have determined, in good faith, that the failure to make the Nautilus Board Adverse Recommendation Change in response to such Nautilus Change in Circumstance is reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d) shall also apply to any material change to the facts and circumstances relating to such Nautilus Change in Circumstance and require a new Nautilus Change in Circumstance Notice, except that the references to four business days shall be deemed to be three business days.

(e) Nautilus’ obligation to call, give notice of and hold the Nautilus Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Nautilus Board Recommendation.

(f) Nothing contained in this Agreement shall prohibit Nautilus or the Nautilus Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Nautilus or the Nautilus Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Nautilus is unable to take a position with respect to the bidder’s tender offer unless the Nautilus Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law provided further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d 9(f) under the Exchange Act) shall be deemed to be a change of the Nautilus Board Recommendation unless the Nautilus Board expressly publicly reaffirms the Nautilus Board Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by the Company.

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5 Company Options and Company Warrants.

(a) Subject to Section 5.5(c), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Nautilus Common Stock, and Nautilus shall assume the Company Plans and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plans and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed by Nautilus shall thereupon be converted into rights with respect to Nautilus Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Nautilus may be exercised solely for shares of Nautilus Common Stock; (ii) the number of shares of Nautilus Common Stock subject to each Company Option assumed by Nautilus shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Nautilus Common Stock; (iii) the per share exercise price for the Nautilus Common Stock issuable upon exercise of each Company Option assumed by Nautilus shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Nautilus shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Nautilus in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Nautilus Common Stock subsequent to the Effective Time; and (B) the Nautilus Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Nautilus. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Nautilus Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b) Nautilus shall file with the SEC, promptly (and no later than 30 days) after the Effective Time, a registration statement on Form S-8, if available for use by Nautilus, relating to the shares of Nautilus Common Stock issuable with respect to Company Options assumed by Nautilus in accordance with Section 5.5(a).

(c) Subject to Section 5.5(c), at the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Nautilus Common Stock and Nautilus shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock or Company Preferred Stock under Company Warrants assumed by Nautilus shall thereupon be converted into rights with respect to Nautilus Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Nautilus may be exercised solely for shares of Nautilus Common Stock; (ii) the number of shares of Nautilus Common Stock subject to each Company Warrant assumed by Nautilus shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon conversion of the shares of Company Preferred Stock issuable upon exercise of the Company Warrant, as applicable, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Nautilus Common Stock; (iii) the per share exercise price for the Nautilus Common Stock issuable upon exercise of each Company Warrant assumed by Nautilus shall be determined by dividing the per share exercise price of Company Common Stock or Company Preferred Stock, subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Nautilus shall continue in full force and effect and the terms and other provisions of such Company Warrant shall otherwise remain unchanged.

(d) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Nautilus Options. Prior to the Closing, the Nautilus Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Nautilus Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time.

5.7 Employee Benefits. Nautilus and the Company shall cause Nautilus to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 3.17(a) of the Nautilus Disclosure Schedule, subject to the provisions of such agreements.

5.8 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Nautilus and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Nautilus or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Nautilus or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Nautilus and the Surviving Corporation, jointly and severally, upon receipt by Nautilus or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Nautilus, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the certificate of incorporation and bylaws of Nautilus with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Nautilus that are presently set forth in the certificate of incorporation and bylaws of Nautilus shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Nautilus. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Nautilus shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Nautilus.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Nautilus shall fulfill and honor in all respects the obligations of Nautilus to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Nautilus’ Organizational Documents and pursuant to any indemnification agreements between Nautilus and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Nautilus shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Nautilus. In addition, Nautilus shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” (the cost of which shall be a Nautilus Transaction Expense) for the non-cancellable extension of the directors’ and officers’ liability coverage of Nautilus’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Nautilus’ existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Nautilus by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Nautilus’ initial public offering of shares of Nautilus Common Stock).

(e) From and after the Effective Time, Nautilus shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their successful enforcement of the rights provided to such persons in this Section 5.8.

(f) The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Nautilus and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Nautilus or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Nautilus or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. Nautilus shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.

5.9 Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.10 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Nautilus may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Nautilus in compliance with this Section 5.10.

5.11 Listing. Nautilus shall use its commercially reasonable efforts: (a) to maintain its existing listing on NASDAQ until the Closing Date and to obtain approval of the listing of the combined organization on NASDAQ; (b) without derogating from the generality of the requirements of clause “(a)” and to the extent required by the rules and regulations of NASDAQ, to (i) prepare and submit to NASDAQ a notification form for the listing of the shares of Nautilus Common Stock to be issued in connection with the Contemplated Transactions and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Nautilus Common Stock on NASDAQ (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be conditionally approved prior to the Effective Time. Each Party will promptly inform the other Party of all verbal or written communications between NASDAQ and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with NASDAQ rules and regulations. The Company agrees to pay all NASDAQ fees associated with the NASDAQ Listing Application. The Company will cooperate with Nautilus as reasonably requested by Nautilus with respect to the NASDAQ Listing Application and promptly furnish to Nautilus all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12 Tax Matters.

(a) The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by applicable Law.

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

(c) Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing provisions of this Section 5.12 and shall not take any position inconsistent therewith in the course of any audit, litigation or other Legal Proceeding with respect to U.S. federal income taxes, except as otherwise required by applicable Law or following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Body.

(d) The Company shall use its reasonable best efforts to obtain the opinion of Sidley Austin LLP or another firm of national reputation (“Tax Counsel”) to the effect that the Merger will be treated, for U.S. federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code (the “Tax Opinion”), dated as of the Closing and also dated as of any earlier date as may be required by the SEC in connection with the effectiveness of the Registration Statement. As a condition precedent to the rendering of the Tax Opinion, Nautilus, Merger Sub and the Company shall use reasonable best efforts to execute and deliver to Tax Counsel tax representation letters (the “Tax Representation Letters”), with such customary representations as Tax Counsel shall reasonably request (taking into account the ownership and control of Nautilus following consummation of the Merger), dated and executed as of the date (or dates) of such Tax Opinion, on which such Tax Representation Letters Tax Counsel shall be entitled to rely in delivering the Tax Opinion.

5.13 Legends. Nautilus shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Nautilus Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Nautilus for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Nautilus Common Stock.

5.14 Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 5.14 are elected or appointed, as applicable, to the positions of officers and directors of Nautilus and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 5.14 is unable or unwilling to serve as officer or director of Nautilus or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 5.14) shall designate a successor.

5.15 Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Nautilus or the Surviving Corporation.

5.16 Corporate Identity. Nautilus shall submit to its stockholders at the Nautilus Stockholders’ Meeting a proposal to approve and adopt the Nautilus Charter Amendment to change the name of Nautilus to “Alpine Immune Sciences, Inc.”, contingent upon the Effective Time.

5.17 Section 16 Matters. Prior to the Effective Time, Nautilus shall take all such steps as may be required to cause any acquisitions of Nautilus Common Stock and any options to purchase Nautilus Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Nautilus, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.18 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined organization to continue to meet its obligations following the Effective Time.

5.19 Allocation Certificate. The Company will prepare and deliver to Nautilus at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Nautilus setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock, Company Options or Company Warrants, (b) such holder’s name and address; (c) the number and type of Company Capital Stock held and/or underlying the Company Options or Company Warrants as of the Closing Date for each such holder; and (c) the number of shares of Nautilus Common Stock to be issued to such holder, or to underlie any Nautilus Option or Company Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.20 Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement (and in any event within 28 days following the date of this Agreement with respect to the Company Audited Financial Statements), the Company will cause its independent auditors to furnish (i) audited financial statements for the fiscal years ended 2015, and 2016, for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.21 Nautilus Reverse Stock Split. If deemed necessary by the Parties, Nautilus shall submit to Nautilus’ stockholders at the Nautilus Stockholders’ Meeting the Nautilus Charter Amendment to authorize the Nautilus Board to effect a reverse stock split of all outstanding shares of Nautilus Common Stock at a reverse stock split ratio mutually agreed to by the Company and Nautilus (the “Nautilus Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Nautilus Reverse Stock Split.

5.22 Nautilus Wind-Down. Except as the Parties may otherwise agree or as set forth on Section 5.22 of the Nautilus Disclosure Schedule, Nautilus shall use reasonable efforts to complete the Wind-Down, including the termination of the Nautilus ESPP but excluding the termination of the Nautilus Stock Plans, in each case, except as otherwise agreed by the Parties, and to satisfy in full all liabilities relating to the Wind-Down, at or prior to the Closing.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3 Stockholder Approval. (a) Nautilus shall have obtained the Required Nautilus Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.4 Listing. The existing shares of Nautilus Common Stock shall have been continually listed on NASDAQ as of and from the date of this Agreement through the Closing Date, the approval of the listing of additional shares of Nautilus Common Stock on NASDAQ shall have been obtained and the shares of Nautilus Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on NASDAQ as of the Closing.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF NAUTILUS AND MERGER SUB

The obligations of Nautilus and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Nautilus, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Closing Certificate. Nautilus shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 7.1, 7.2, 7.4, 7.6 and 7.7 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.19 is true and accurate in all respects as of the Closing Date.

7.4 Company Pre-Closing Financing. The Company Pre-Closing Financing shall have been consummated and the Company shall have received the proceeds of the Company Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement.

7.5 FIRPTA Certificate. Nautilus shall have received from the Company a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Nautilus.

7.6 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.7 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.8 Lock-Up Agreements. Nautilus shall have received a copy of a lock-up agreement in substantially the form attached hereto as Exhibit F (the “Lock-Up Agreement”) duly executed by each Company Lock-Up

Signatory and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Nautilus as of immediately following the Closing, each of which shall be in full force and effect.

7.9 Company Closing Financial Certificate. Nautilus shall have received the Company Closing Financial Certificate, a draft of which shall have been provided to Nautilus at least five Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Nautilus to verify and determine the information contained therein, which Company Closing Financial Certificate shall certify that Company Net Cash shall be not less than $38,000,000 as of the Closing.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. Each of the Nautilus Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Nautilus Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Nautilus and Merger Sub contained in this Agreement (other than the Nautilus Fundamental Representations and the Nautilus Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Nautilus Material Adverse Effect (without giving effect to any references therein to any Nautilus Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Nautilus Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Nautilus and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Nautilus confirming that the conditions set forth in Sections 8.1, 8.2, and 8.5 have been duly satisfied;

(b) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Nautilus who are not to continue as officers or directors of Nautilus pursuant to Section 5.14 hereof; and

(c) the Nautilus Closing Financial Certificate, a draft of which shall have been provided at least five Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein, which Nautilus Closing Financial Certificate shall certify that Nautilus Net Cash shall be not less than $38,000,000 as of the Closing.

8.4 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Nautilus shall have failed to provide, with respect to any Nautilus SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.5 No Nautilus Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Nautilus Material Adverse Effect that is continuing.

8.6 Lock-Up Agreements. The Company shall have received a copy of a Lock-Up Agreement duly executed by each Nautilus Lock-Up Signatory and each executive officer and director of Nautilus who is elected or appointed, as applicable, as an executive officer and director of Nautilus as of immediately following the Closing, each of which shall be in full force and effect.

8.7 Tax Opinion. The Company shall have received the Tax Opinion, dated as of the Closing Date and addressed to the Company.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Nautilus Stockholder Matters by Nautilus’ stockholders, unless otherwise specified below):

(a) by mutual written consent of Nautilus and the Company;

(b) by either Nautilus or the Company if the Contemplated Transactions shall not have been consummated by October 18, 2017 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Nautilus or Merger Sub, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Nautilus shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Nautilus or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Nautilus if the Required Company Stockholder Vote shall not have been obtained within five Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Nautilus may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Nautilus or the Company if (i) the Nautilus Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Nautilus’ stockholders shall have taken a final vote on the Nautilus Stockholder Matters and (ii) the Nautilus Stockholder Matters shall not have been approved at the Nautilus Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Nautilus Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Nautilus where the failure to obtain the Required Nautilus Stockholder Vote shall have been caused by the action or failure to act of Nautilus and such action or failure to act constitutes a material breach by Nautilus of this Agreement;

(f) by the Company (at any time prior to the approval of the Nautilus Stockholder Matters by the Required Nautilus Stockholder Vote) if a Nautilus Triggering Event shall have occurred;

(g) by Nautilus (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Nautilus or Merger Sub or if any representation or warranty of Nautilus or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Nautilus’ or Merger Sub’s representations and warranties or breach by Nautilus or Merger Sub is curable by Nautilus or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Nautilus or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Nautilus or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Nautilus or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Nautilus or Merger Sub is cured prior to such termination becoming effective);

(i) by Nautilus, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Nautilus is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Nautilus to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Nautilus to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Nautilus, at any time, if (i) all conditions in Section 6 and Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) Nautilus irrevocably confirms by written notice to the Company that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.4, has been satisfied or that Nautilus is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.4 (i.e., consummation of the Company Pre-Closing Financing); provided, that this Agreement shall not terminate pursuant to this Section 9.1(j) unless the condition set forth in Section 7.4 has not been satisfied within ten calendar days after delivery of the written notice from Nautilus to the Company pursuant to clause (ii) of this Section 9.1(j);

(k) by Nautilus, at any time, if (i) all conditions in Section 6 and Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) Nautilus irrevocably confirms by written notice to the Company that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.9, has been satisfied or that Nautilus is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.9; provided, that this Agreement shall not terminate pursuant to this Section 9.1(k) unless the condition set forth in Section 7.9 has not been satisfied within ten calendar days after delivery of the written notice from Nautilus to the Company pursuant to clause (ii) of this Section 9.1(k);

(l) by the Company, at any time, if (i) all conditions in Section 6 and Section 7 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) the Company irrevocably confirms by written notice to Nautilus that (A) each of the conditions in Section 8, other than the condition set forth in Section 8.3(c), has been satisfied or that the Company is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 8.3(c); provided, that this Agreement shall not terminate pursuant to this Section 9.1(l) unless the condition set forth in Section 8.3(c) has not been satisfied within ten calendar days after delivery of the written notice from Nautilus to the Company pursuant to clause (ii) of this Section 9.1(l);

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3 and Section 5.11 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Nautilus and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If (i) this Agreement is terminated by Nautilus or the Company pursuant to Section 9.1(e), (ii) at any time after the date of this Agreement and prior to the Nautilus Stockholders’ Meeting an Acquisition Proposal with respect to Nautilus shall have been publicly announced, disclosed or otherwise communicated to the Nautilus Board and (iii) within 12 months after the date of such termination, Nautilus enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Nautilus shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $2,500,000 (the “Company Termination Fee”), less any amount previously paid to the Company pursuant to Section 9.3(g), plus any amount payable to the Company pursuant to Section 9.3(i).

(c) If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Nautilus shall pay to the Company, within ten Business Days after termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.3(i).

(d) If (i) this Agreement is terminated by Nautilus pursuant to Section 9.1(d), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board, and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Nautilus, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $2,500,000 (the “Nautilus Termination Fee”), in addition to any amount payable to Nautilus pursuant to Section 9.3(i).

(e) If (i) this Agreement is terminated by Nautilus pursuant to Section 9.1(g), then the Company shall pay to Nautilus, within ten Business Days after termination, the Nautilus Termination Fee, in addition to any amount payable to Nautilus pursuant to Section 9.3(i).

(f) If this Agreement is terminated by Nautilus pursuant to Section 9.1(j), then the Company shall pay to Nautilus, within ten Business Days after termination, the Nautilus Termination Fee, in addition to any amount payable to Nautilus pursuant to Section 9.3(i).

(g) (i) If this Agreement is terminated by the Company pursuant to Section 9.1(h) or Section 9.1(e) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Nautilus Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to Nautilus’ obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Nautilus), then Nautilus shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten Business Days following the date on which the Company submits to Nautilus true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that in no event shall Nautilus be obligated to reimburse the Company for any amounts payable to financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors.

(h) (i) If this Agreement is terminated by Nautilus pursuant to Section 9.1(i) or (ii) in the event of the failure of Nautilus to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.6 (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Nautilus, are capable of being satisfied by Nautilus or have been waived by the Company), the Company shall reimburse Nautilus for all Third Party Expenses incurred by Nautilus up to a maximum of $1,000,000, by wire transfer of same-day funds within ten Business Days following the date on which Nautilus submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that in no event shall the Company be obligated to reimburse Nautilus for any amounts payable to financial advisors to Nautilus except for reasonably documented out-of-pocket expenses otherwise reimbursable by Nautilus to such financial advisors pursuant to the terms of Nautilus’ engagement letter or similar arrangement with such financial advisors.

(i) If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(j) The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Nautilus or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Nautilus and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Nautilus at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Nautilus Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Nautilus.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. Pacific time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Nautilus or Merger Sub:

Nivalis Therapeutics, Inc.

3122 Sterling Circle

Boulder, CO 80301

Attention: Mike Carruthers

Email: mike.carruthers@nivalis.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Fax: (650) 463-2600

Attention: Alan Mendelson; Chad Rolston

Email: alan.mendelson@lw.com; chad.rolston@lw.com

and

Ballard Spahr LLP

1225 17th Street, Suite 2300

Denver, CO 80202-5596

Fax: (303) 296-3956

Attention: Carin M. Cutler

Email: cutlerc@ballardspahr.com

if to the Company:

Alpine Immune Sciences, Inc.

201 Elliott Avenue West

Seattle, WA 98119

Attention: Mitchell H. Gold, M.D.

Email: mgold@alpinebio.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

1001 Page Mill Road

Building 1

Palo Alto, CA 94304

Fax: (650) 565-7100

Attention: Sam Zucker

Email: szucker@sidley.com

and

Ascent Law Partners, LLP

719 Second Avenue, Suite 1150

Seattle, WA 98104

Attention: Van Katzman

Email: vkatzman@ascentllp.com

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) The use of the word “or” shall not be exclusive.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that the Company Disclosure Schedule or Nautilus Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 2 or Section 3, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Nautilus Disclosure Schedule shall qualify other sections and subsections in Section 2 or Section 3, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The disclosures in any section or subsection of the Nautilus Disclosure Schedule shall qualify other sections and subsections in Section 3, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(i) “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Pacific time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Nautilus SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

NIVALIS THERAPEUTICS, INC.

By:	/s/ R. Michael Carruthers

Name:	R. Michael Carruthers

Title:	Interim President and Chief Financial Officer

NAUTILUS MERGER SUB, INC.

By:	/s/ R. Michael Carruthers

Name:	R. Michael Carruthers

Title:	President and Chief Executive Officer

ALPINE IMMUNE SCIENCES, INC.

By:	/s/ Mitchell H. Gold, M.D.

Name:	Dr. Mitchell H. Gold

Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS

a) For purposes of the Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Nautilus, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Nautilus or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, in the case of the Company, the following shall not be deemed an “Acquisition Transaction:” (x) the Company Pre-Closing Financing; or (y) the Second Tranche Closing; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Nautilus and the Company).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means all (a) cash and cash equivalents, (b) marketable securities, (c) accounts, interest and other receivables (to the extent determined to be collectible) and (d) deposits (to the extent refundable).

“Cash Determination Time” means (a) in the event that the Anticipated Closing Date occurs on or before July 31, 2017, the close of business on the last Business Day prior to the Anticipated Closing Date or (b) in the event that the Anticipated Closing Date occurs on or after August 1, 2017, the close of business on the last Business Day of the month immediately preceding the month in which the Anticipated Closing Date occurs.

A-A-1

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and 2.6(d).

“Company Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company or its Subsidiaries that was neither known to the Company Board nor, in their reasonable estimation, reasonably likely to occur, as of the date of the Agreement (or the consequences of which were not known to the Company Board, in their reasonable estimation, or reasonably foreseeable based on facts known to the Company Board as of the date of the Agreement); provided, that “Company Change in Circumstance” shall not include any such event, development or change to the extend related to (i) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (ii) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company, on behalf of the Company and not in his or her personal capacity, certifying Company Net Cash as of the Anticipated Closing Date.

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a), 2.3, 2.4 and 2.21.

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company or its Subsidiaries that is necessary for or used in the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Lock-Up Signatories” means those Persons set forth on Section A of the Company Disclosure Schedule.

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“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) any rejection by a Governmental Body of a registration or filing by the Company relating to the Company IP Rights; (b) the announcement of the Agreement or the pendency of the Contemplated Transactions; (c) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement; (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (e) any change in GAAP or applicable Law or the interpretation thereof; (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; or (g) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (d), (e) and (f), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Net Cash” means (a) Company Cash and Cash Equivalents as of the Anticipated Closing Date, determined in a manner substantially consistent with the manner in which such items were determined for the Company Financials, minus (b) the sum of (without duplication) (i) the Company’s accounts payable and accrued expenses (including accrued tax liabilities, but excluding accrued expenses which are Company Transaction Expenses) and the Company’s other current liabilities payable in cash, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for the Company Financials, (ii) any Company Transaction Expenses, and (iii) any indebtedness for borrowed money of the Company.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Pre-Closing Financing” means an acquisition of Company Common Stock to be consummated prior to the Closing pursuant to the Subscription Agreement with aggregate gross cash proceeds to the Company of at least $17.0 million (not including any conversion of promissory notes in connection therewith) at a purchase price of $6.327 per share.

“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Company Transaction Expenses” means Transaction Expenses of the Company.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal; (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (c) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.2 of the Agreement.

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“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2017 provided to Nautilus prior to the date of the Agreement.

“Confidentiality Agreement” means the Mutual Confidential Non-Disclosure Agreement dated as of January 30, 2017, between the Company and Nautilus.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (a) the Company Valuation, plus (b) the Nautilus Valuation.

•	“Company Valuation” means $142,300,000.

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•	“Company Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Nautilus Shares by (ii) the Company Allocation Percentage.

•	“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Company Pre-Closing Financing and the issuance of all Company Common Stock pursuant to the Subscription Agreement, and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Common Stock reserved for issuance other than with respect to outstanding Company Options under the Company’s 2015 Stock Plan).

•	“Nautilus Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Nautilus Valuation by (ii) the Aggregate Valuation.

•	“Nautilus Outstanding Shares” means the total number of shares of Nautilus Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) with respect to Nautilus Options, the cashless exercise solely of those Nautilus Options outstanding as of immediately prior to the Effective Time with an exercise price less than the Nautilus Closing Price (and otherwise disregarding any other Nautilus Options), (ii) with respect to Nautilus Warrants, the cashless exercise solely of those Nautilus Warrants outstanding as of immediately prior to the Effective Time with an exercise price less than the Nautilus Closing Price (and otherwise disregarding any other Nautilus Warrants), and (iii) the issuance of shares of Nautilus Common Stock in respect of all other outstanding options, warrants or rights to receive such shares (assuming cashless exercise using the Nautilus Closing Price in the case of options, warrants and other similar rights), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Nautilus Common Stock reserved for issuance other than with respect to outstanding Nautilus Options under the Nautilus Stock Plans).

•	“Nautilus Valuation” means $50,000,000.

•	“Post-Closing Nautilus Shares” means the quotient determined by dividing (i) the Nautilus Outstanding Shares by (ii) the Nautilus Allocation Percentage.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including NASDAQ).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or

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waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means United States, foreign and international (a) patents, patent applications, provisional applications, statutory invention registrations and invention disclosures, and all divisionals, continuations, continuations-in-part, substitutions, renewals, extensions, reexaminations and reissues of the foregoing, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, brands logos and other source identifiers, including registrations and applications for registration thereof, together with all of the goodwill associated therewith, (c) copyrights and works of authorship, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, inventions, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Nautilus, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of NASDAQ or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“NASDAQ” means the Nasdaq Stock Market, including the Nasdaq Global Market or such other Nasdaq market on which shares of Nautilus Common Stock are then listed.

“Nautilus Affiliate” means any Person that is (or at any relevant time was) under common control with Nautilus within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

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“Nautilus Associate” means any current or former employee, independent contractor, officer or director of Nautilus.

“Nautilus Balance Sheet” means the audited balance sheet of Nautilus as of December 31, 2016, included in Nautilus’ Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC.

“Nautilus Board” means the board of directors of Nautilus.

“Nautilus Capitalization Representations” means the representations and warranties of Nautilus and Merger Sub set forth in Sections 3.6(a) and 3.6(d).

“Nautilus Change in Circumstance” means any material event or development or material change in circumstances with respect to Nautilus that was neither known to the Nautilus Board nor, in their reasonable estimation, reasonably likely to occur, as of the date of the Agreement (or the consequences of which were not known to the Nautilus Board, in their reasonable estimation, or reasonably foreseeable based on facts known to the Nautilus Board as of the date of the Agreement); provided, that “Nautilus Change in Circumstance” shall not include any such event, development or change to the extend related to (i) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (ii) the fact, in and of itself, that Nautilus meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations.

“Nautilus Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Nautilus, on behalf of Nautilus and not in his or her personal capacity, certifying Nautilus Net Cash as of the Anticipated Closing Date.

“Nautilus Closing Price” means the volume weighted average closing trading price of a share of Nautilus Common Stock on NASDAQ for the five trading days ending the trading day immediately prior to the date upon which the Merger becomes effective.

“Nautilus Common Stock” means the Common Stock, $0.001 par value per share, of Nautilus.

“Nautilus Contract” means any Contract: (a) to which Nautilus is a party; (b) by which Nautilus or any Nautilus IP Rights or any other asset of Nautilus is or may become bound or under which Nautilus has, or may become subject to, any obligation; or (c) under which Nautilus has or may acquire any right or interest.

“Nautilus Fundamental Representations” means the representations and warranties of Nautilus and Merger Sub set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.21.

“Nautilus IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Nautilus that is necessary for or used in the business of Nautilus as presently conducted.

“Nautilus IP Rights Agreement” means any Contract governing, related or pertaining to any Nautilus IP Rights.

“Nautilus Lock-Up Signatories” means those Persons set forth on Section A of the Nautilus Disclosure Schedule.

“Nautilus Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Nautilus Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Nautilus; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Nautilus Material Adverse Effect: (a) any rejection by a Governmental Body of a registration statement or filing by Nautilus relating to the

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Nautilus IP Rights; (b) the termination, sublease or assignment of Nautilus’ facility lease, or failure to do the foregoing; (c) the announcement of the Agreement or the pendency of the Contemplated Transactions; (d) any change in the stock price or trading volume of Nautilus Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Nautilus Common Stock may be taken into account in determining whether a Nautilus Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (e) the taking of any action, or the failure to take any action, by Nautilus that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.1(b) of the Nautilus Disclosure Schedule; (f) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (g) any change in GAAP or applicable Law or the interpretation thereof; (h) general economic or political conditions or conditions generally affecting the industries in which Nautilus operates; (i) continued losses from operations or decreases in cash balances of Nautilus not materially inconsistent with kind and degree of losses from operations and decreases in cash balances which have occurred between December 31, 2016 and the date of this Agreement; or (j) the winding down of Nautilus’ operations not materially inconsistent with the kind and degree of winding down activities which have occurred between December 31, 2016 and the date of this Agreement; except, in each case with respect to clauses (f), (g) and (h), to the extent disproportionately affecting Nautilus relative to other similarly situated companies in the industries in which Nautilus operates.

“Nautilus Net Cash” means (a) Nautilus’ Cash and Cash Equivalents as of the Anticipated Closing Date, determined in a manner substantially consistent with the manner in which such items were determined for Nautilus’ most recent SEC filings, minus (b) the sum of (without duplication) (i) Nautilus’ accounts payable and accrued expenses (including accrued tax liabilities, but excluding accrued expenses which are Nautilus Transaction Expenses) and Nautilus’ other current liabilities payable in cash, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for Nautilus’ most recent SEC filings, (ii) any Nautilus Transaction Expenses, (iii) any costs or expenses of the Wind-Down, and (iv) any indebtedness for borrowed money of Nautilus. Notwithstanding the foregoing, Nautilus Net Cash shall be increased by an amount equal to 50% of the aggregate amount of any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Nautilus securityholder’s interest in Nautilus Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy), to the extent that such costs or expenses have otherwise reduced Nautilus Net Cash.

“Nautilus Options” means options or other rights to purchase shares of Nautilus Common Stock issued by Nautilus.

“Nautilus Registered IP” means all Nautilus IP Rights that are owned by or exclusively licensed to Nautilus that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Nautilus Reverse Stock Split” shall have the meaning set forth in Section 5.21.

“Nautilus Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Nautilus Transaction Expenses” means the Transaction Expenses of Nautilus.

“Nautilus Triggering Event” shall be deemed to have occurred if: (a) Nautilus shall have failed to include in the Proxy Statement the Nautilus Board Recommendation or shall have made a Nautilus Board Adverse Recommendation Change; (b) the Nautilus Board or any committee thereof shall have approved, endorsed or

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recommended any Acquisition Proposal; (c) Nautilus shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) Nautilus or any director or officer of Nautilus shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3 of the Agreement.

“Nautilus Warrants” means the outstanding warrants to purchase Nautilus Common Stock set forth in Section 3.6(a) of the Nautilus Disclosure Schedule.

“Ordinary Course of Business” means, in the case of each of the Company and Nautilus, such actions taken in the ordinary course of its normal operations and consistent with its past practices (which, in the case of Nautilus, shall include the Wind-Down).

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and Nautilus.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Nautilus Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Nautilus, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries or Nautilus, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statement to be sent to Nautilus’ stockholders in connection with the Nautilus Stockholders’ Meeting.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Nautilus Common Stock) to be filed with the SEC by Nautilus registering the public offering and sale of Nautilus Common Stock to some or all holders of Company Common Stock in the Merger, whether or not including the shares of Nautilus Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing, but including all shares of Nautilus Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

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“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Tranche Closing” means the Second Tranche Closing of the Company’s Series A-1 Preferred Stock, as such terms are defined in that certain Series A Preferred Stock Purchase Agreement of the Company dated June 10, 2016.

“Securities Act” means the Securities Act of 1933.

“Subscription Agreement” means the Subscription Agreement attached hereto as Exhibit D, among the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Company Capital Stock set forth therein in connection with the Company Pre-Closing Financing.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Nautilus Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Nautilus’ stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not reasonably capable of being obtained by such third party.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to any Person, the sum of (a) the cash cost of any change of control payments or severance payments that are or become due to any employee of such Person or its Subsidiaries in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee of such Person or its Subsidiaries in connection with the consummation of the Contemplated Transactions and that are unpaid as of the

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Closing, and (c) any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of the Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by such Person or its Subsidiaries.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Wind-Down” means the cessation by Nautilus of all research and development activities, the termination of all employees of Nautilus, the termination of all Nautilus Contracts (to the extent terminable without breach), the satisfaction and payment of all severance and change of control payment obligations, termination of all Nautilus employee benefit plans, the termination of all Nautilus stock option and other equity incentive plans, and the winding down of business operations of Nautilus, in each case, unless otherwise agreed by the Parties in writing.

b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
409 A Plan	2.17(j)
Allocation Certificate	5.19
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certification	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Board Recommendation	5.2(a)
Company Budget	4.2(b)
Company Change in Circumstance Notice	5.2(e)
Company Disclosure Schedule	2
Company Employee Plan	2.17(b)
Company Financials	2.7(a)
Company Material Contract	2.13
Company Plan	2.6(c)
Company Permits	2.14(b)
Company Preferred Stock	2.6(a)
Company Product Candidates	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.6
Company Stockholder Support Agreements	Recitals
Company Stockholder Written Consent	Recitals
Company Termination Fee	9.3(b)
Costs	5.8(a)
D&O Indemnified Party	5.8(a)
Dissenting Shares	1.8(a)
Drug Regulatory Agency	2.14(c)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(c)

A-A-11

Term	Section
FDCA	2.14(c)
GAAP	2.7(a)
Investor Agreements	5.15
Liability	2.9
Merger	Recitals
Merger Sub	Preamble
Nautilus	Preamble
Nautilus Board Recommendation	5.3(b)
Nautilus Change in Circumstance Notice	5.3(d)
Nautilus Charter Amendment	1.4(b)
Nautilus Disclosure Schedule	3
Nautilus Employee Plan	3.17(a)
Nautilus Material Contract	3.13
Nautilus Notice Period	5.3(c)
Nautilus Permits	3.14(b)
Nautilus Product Candidates	3.14(d)
Nautilus Regulatory Permits	3.14(d)
Nautilus Real Estate Leases	3.11
Nautilus Reverse Stock Split	5.21
Nautilus SEC Documents	3.7(a)
Nautilus Stock Plans	3.6(c)
Nautilus Stockholders’ Meeting	5.3(a)
Nautilus Stockholder Support Agreements	Recitals
Notice Period	5.2(d)
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Nautilus Stockholder Vote	3.4
Surviving Corporation	1.1
Tax Counsel	5.12(d)
Tax Opinion	5.12(d)
Tax Representation Letters	5.12(d)
Third Party Expenses	9.3(g)

A-A-12

Annex B

April 17, 2017

Nivalis Therapeutics, Inc.

Attn: Michael Carruthers

Interim President and Chief Financial Officer

3122 Sterling Circle

Boulder, CO 80301

Members of the Board of Directors:

We have been advised that Nivalis Therapeutics, Inc., a Delaware corporation (“Nivalis” or the “Company”), proposes to enter into an Agreement and Plan of Merger and Reorganization, expected to be dated as of April 17, 2017 (the “Agreement”), by and among the Company, Nautilus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nivalis (“Merger Sub”) and Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine Immune Sciences”). Pursuant to the Agreement, upon the closing of the Merger, Merger Sub will be merged with and into Alpine Immune Sciences, with Alpine Immune Sciences continuing as the surviving corporation (the “Merger”). We further understand that as a result of the Merger, Alpine Immune Sciences will become a wholly owned subsidiary of Nivalis and each share of common stock of Alpine Immune Sciences outstanding immediately prior to the Merger (the “Alpine Immune Sciences Shares”) will be converted into the right to receive a number of shares of Nivalis common stock equal to the Exchange Ratio such that, following the consummation of the Merger, the holders of Alpine Immune Sciences Shares (including the holders of any unexercised options to purchase Alpine Immune Sciences Shares) immediately prior to the Merger shall hold approximately 74% of the fully-diluted shares of Nivalis common stock outstanding immediately following the Merger and the holders of Nivalis common stock immediately prior to the Merger shall hold approximately 26% of the fully-diluted shares of Nivalis common stock outstanding immediately following the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

In your capacity as members of the Board of Directors (the “Board of Directors”) of Nivalis, you have requested our opinion (our “Opinion”), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the Company Stockholders.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft dated April 17, 2017 of the Agreement, which was the most recent draft made available to us prior to delivery of our Opinion;

LADENBURG THALMANN & CO. INC.

277 Park Avenue, 26th floor

New York, NY 10172

Phone 212.409.2000    ●    Fax 212.409.2169

MEMBER NYSE, NYSE MKT, FINRA, SIPC

Nivalis Therapeutics, Inc.

April 17, 2017

•	Reviewed and analyzed certain publicly available financial and other information for each of Nivalis and Alpine Immune Sciences, respectively, including equity research, and certain other relevant financial and operating data furnished to us by the management of each of Nivalis and Alpine Immune Sciences, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Alpine Immune Sciences furnished to us by the management of Alpine Immune Sciences;

•	Discussed with certain members of the management of Nivalis the historical and current business operations, financial condition and prospects of Nivalis and Alpine Immune Sciences;

•	Reviewed and analyzed certain operating results of Alpine Immune Sciences as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;

•	Reviewed certain pro forma financial effects of the Merger;

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion; and,

•	Took into account our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industries in which Nivalis and Alpine Immune Sciences operate.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Alpine Immune Sciences, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the Company management and Alpine Immune Sciences management as to the viability of, and risks associated with, the current and future products and services of Alpine Immune Sciences (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or Alpine Immune Sciences. We have assumed, with your consent, that the only material asset of the Company is its net cash, that no other assets of the Company, including, without limitation, any net operating losses of the Company, have any material value and that the Company does not, and does not intend to, engage in any activity that may result in the generation of any revenue. Furthermore, we have assumed, with your consent, that there will be no further adjustments to the Exchange Ratio between the date hereof and the date the final Exchange Ratio is determined. We have, with your consent, relied upon the assumption that all information provided to us by the Company and Alpine Immune Sciences is accurate and complete in all material respects. With respect to the financial forecasts supplied to us by the Company and Alpine Immune Sciences, we have, with your consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the

Nivalis Therapeutics, Inc.

April 17, 2017

Company and Alpine Immune Sciences, as applicable, as to the future operating and financial performance of the Company and Alpine Immune Sciences, as applicable, and that they provided a reasonable basis upon which we could form our Opinion. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Alpine Immune Sciences since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Alpine Immune Sciences, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Alpine Immune Sciences under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Merger, as to which we have assumed that the Company and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to Nivalis’ Stockholders. We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in the engagement letter with the Company, dated as of January 3, 2017 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address the Company’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or the securities of

Nivalis Therapeutics, Inc.

April 17, 2017

any person, including the Company, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of the Alpine Immune Sciences Shares in connection with the Merger or with respect to the fairness of any such compensation.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. In the three years preceding the date hereof, Ladenburg has not had a relationship with Nivalis and has not received any fees from Nivalis, aside from the $50,000 up-front retainer which was paid to Ladenburg in connection with its engagement. In the three years preceding the date hereof, Ladenburg has not had a relationship with Alpine Immune Sciences and has not received any fees from Alpine Immune Sciences. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to the Company and Alpine Immune Sciences and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Ladenburg or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Nivalis, Alpine Immune Sciences or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Merger that may differ from the views of Ladenburg’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Nivalis Stockholders, from a financial point of view.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless

(1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NIVALIS THERAPEUTICS, INC.

Nivalis Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A.	The name of the Corporation is Nivalis Therapeutics, Inc. The predecessor to the Corporation, N30 Pharmaceuticals, LLC, was originally formed as a limited liability company under Section 18-201 of the Delaware Limited Liability Company Act on March 30, 2007. Effective as of 12:01 a.m. Eastern Time on August 1, 2012, the Corporation’s predecessor was converted into a Delaware corporation pursuant to a Certificate of Conversion filed with the Secretary of State of the State of Delaware on July 31, 2012. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 31, 2012 under the name N30 Pharmaceuticals, Inc. On February 11, 2015, the Corporation changed its name from N30 Pharmaceuticals, Inc. to Nivalis Therapeutics, Inc.

B.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 22, 2015 (the “Prior Certificate”), and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 242 and 228 of the DGCL.

C.	Article IV of the Prior Certificate is hereby amended to add the following Section D:

“D. Immediately upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware each one (1) share of Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one-fourth (1/4) of one share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The NASDAQ Global Market on the first trading day immediately following the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held

D-1

by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

D.	The Certificate of Amendment of the Prior Certificate so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.

IN WITNESS WHEREOF, Nivalis Therapeutics, Inc. has caused this Certificate of Amendment to be signed by Michael Carruthers, a duly authorized officer of the Corporation, on                     , 2017.

NIVALIS THERAPEUTICS, INC.

By:
Name:	R. Michael Carruthers
Title:	Interim President and Chief Financial Officer

D-2

Annex E

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NIVALIS THERAPEUTICS, INC.

Nivalis Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A.	The name of the Corporation is Nivalis Therapeutics, Inc. The predecessor to the Corporation, N30 Pharmaceuticals, LLC, was originally formed as a limited liability company under Section 18-201 of the Delaware Limited Liability Company Act on March 30, 2007. Effective as of 12:01 a.m. Eastern Time on August 1, 2012, the Corporation’s predecessor was converted into a Delaware corporation pursuant to a Certificate of Conversion filed with the Secretary of State of the State of Delaware on July 31, 2012. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 31, 2012 under the name N30 Pharmaceuticals, Inc. On February 11, 2015, the Corporation changed its name from N30 Pharmaceuticals, Inc. to Nivalis Therapeutics, Inc.

B.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 22, 2015 (the “Prior Certificate”), and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 242, 245 and 228 of the DGCL.

C.	Article I of the Prior Certificate is hereby amended and restated to read as follows:

“ARTICLE I

“The name of the corporation is Alpine Immune Sciences, Inc. (the “Corporation”).”

D.	The Certificate of Amendment of the Prior Certificate so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.

IN WITNESS WHEREOF, Nivalis Therapeutics, Inc. has caused this Certificate of Amendment to be signed by Michael Carruthers, a duly authorized officer of the Corporation, on [●], 2017.

NIVALIS THERAPEUTICS, INC.

By:
Name:	R. Michael Carruthers
Title:	Interim President and Chief Financial Officer

E-1

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20 – Indemnification and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Nivalis’ amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director of Nivalis shall not be personally liable to Nivalis or its stockholders for monetary damages for breach of fiduciary duty as a director. Nivalis’ amended and restated bylaws provide that to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.

Nivalis entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Nivalis has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Nivalis against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain inclusions.

Pursuant to the terms of the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Nivalis must indemnify and hold harmless each person who is now, or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a director or officer of Nivalis or Alpine, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorney’s fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation, provided that such person provides an undertaking required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From and after the Effective Time, Nivalis must maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing date of the merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Nivalis. In addition, Nivalis shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Nivalis’ existing directors’ and officers’ insurance policies with terms, conditions, retentions and limits of liability that are no less favorable than the current directors’ and officers’ liability insurance policies maintained by Nivalis.

Further, pursuant to the terms of the Merger Agreement, the provisions of the amended and restated certificate of incorporation and amended and restated bylaws of Nivalis with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Nivalis shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers and directors of Nivalis.

Item 21 – Exhibits

a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22 – Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Boulder, State of Colorado, on the 19th day of May, 2017.

Nivalis Therapeutics, Inc.

By:	/S/ R. MICHAEL CARRUTHERS
R. Michael Carruthers
Interim President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. MICHAEL CARRUTHERS R. Michael Carruthers	Interim and President Chief Financial Officer (Principal Executive, Financial and Accounting Officer)	May 19, 2017

/S/ HOWARD FURST Howard Furst, M.D.	Chairman of the Board of Directors	May 19, 2017

/S/ ROBERT CONWAY Robert Conway	Director	May 19, 2017

/S/ EVAN LOH Evan Loh, M.D., FACC, FAHA	Director	May 19, 2017

/S/ JOHN MOORE John Moore	Director	May 19, 2017

/S/ PAUL SEKHRI Paul Sekhri	Director	May 19, 2017

/S/ CYNTHIA SMITH Cynthia Smith	Director	May 19, 2017

INDEX TO EXHIBITS

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among Nivalis Therapeutics, Inc., Nautilus Merger Sub, Inc. and Alpine Immune Sciences, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2	Form of Support Agreement, by and between Nivalis Therapeutics, Inc. and certain stockholders of Alpine Immune Sciences, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2017).

2.3	Form of Support Agreement, by between Alpine Immune Sciences, Inc. and certain stockholders of Nivalis Therapeutics, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2017).

2.4	Form of Support Agreement, by and between Alpine Immune Sciences, Inc. and the Estate of Arnold H. Snider, III (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2017).

2.5	Form of Support Agreement, by and between Alpine Immune Sciences, Inc. and the Deerfield Signatories (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2017).

3.1	Amended and Restated Certificate of Incorporation of Nivalis Therapeutics, Inc. (incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333-205220) filed on June 25, 2015).

3.2	Amended and Restated Bylaws of Nivalis Therapeutics, Inc. (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

4.1	Form of Stock Certificate of Nivalis Therapeutics, Inc. (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

4.2	Second Amended and Restated Warrant to Purchase Common Stock of Nivalis Therapeutics, Inc., dated February 18, 2011, issued to Horizon Credit I, LLC (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

4.3	Second Amended and Restated Warrant to Purchase Common Stock of Nivalis Therapeutics, Inc., dated February 18, 2011, issued to Horizon Credit I, LLC (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

4.4	Second Amended and Restated Investor Rights Agreement of Nivalis Therapeutics, Inc., dated November 18, 2014 (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

5.1*	Opinion of Latham & Watkins LLP regarding the validity of the securities.

10.1#	Nivalis Therapeutics, Inc. Employee Stock Purchase Plan (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.2#	Form of Notice of Stock Option Grant and Stock Option Agreement for Employees under the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333-205220) filed on June 25, 2015).

10.3#	Form of Notice of Stock Option Grant and Stock Option Agreement for Non-Employee Directors under the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333-205220) filed on June 25, 2015).

Exhibit Number	Description of Document

10.4#	N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.5#	Form of Stock Option Agreement pursuant to N30 Pharmaceuticals, Inc. 2012 Stock Incentive Plan (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.6#	Nivalis Therapeutics, Inc. Employee Stock Purchase Plan (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.7#	Employment Agreement, dated as of January 1, 2015, by and between Nivalis Therapeutics, Inc. and Jon Congleton (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.8#	Amendment to Employment Agreement, dated as of March 6, 2015, by and between Nivalis Therapeutics, Inc. and Jon Congleton (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.9#	Amendment to Employment Agreement, dated as of January 12, 2017, by and between Nivalis Therapeutics, Inc. and Jon Congleton (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.10#	Confidential Separation Agreement and General Release, dated as of January 15, 2017, by and between Nivalis Therapeutics, Inc. and Jon Congleton (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.11#	Employment Agreement, dated as of November 1, 2012, by and between Nivalis Therapeutics, Inc. and Janice Troha (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.12#	Amendment to Employment Agreement, dated as of December 15, 2014, by and between Nivalis Therapeutics, Inc. and Janice Troha (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.13#	Amendment to Employment Agreement, dated as of March 6, 2015, by and between Nivalis Therapeutics, Inc. and Janice Troha (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.14#	Amendment to Employment Agreement, dated as of January 12, 2017, by and between Nivalis Therapeutics, Inc. and Janice Troha (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.15#	Retention Bonus letter agreement, dated as of January 9, 2017, by and between Nivalis Therapeutics, Inc. and Janice Troha (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.16#	Employment Agreement, dated as of January 21, 2015, by and between Nivalis Therapeutics, Inc. and R. Michael Carruthers (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.17#	Amendment to Employment Agreement, dated as of January 12, 2017, by and between Nivalis Therapeutics, Inc. and R. Michael Carruthers (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.18#	Retention Bonus letter agreement, dated as of January 9, 2017, by and between Nivalis Therapeutics, Inc. and R. Michael Carruthers (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

Exhibit Number	Description of Document

10.19#	Employment Agreement, dated as of April 18, 2016, by and between Nivalis Therapeutics, Inc. and David M. Rodman, M.D. (incorporated by reference from the Quarterly Report on Form 10-Q, filed on May 3, 2016).

10.20#	Amendment to Employment Agreement, dated as of January 12, 2017, by and between Nivalis Therapeutics, Inc. and David M. Rodman, M.D. (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.21#	Confidential Separation Agreement and General Release, dated as of January 15, 2017, by and between Nivalis Therapeutics, Inc. and David Rodman, M.D. (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2017).

10.22#	Notice of Inducement Stock Option Grant and Inducement Stock Option Agreement, each dated April 18, 2016 by and between Nivalis Therapeutics, Inc. and David M. Rodman, M.D. (incorporated by reference from the Quarterly Report on Form 10-Q, filed on May 3, 2016).

10.23#	Notice of Restricted Stock Unit Inducement Grant and Inducement Restricted Stock Unit Agreement, each dated April 18, 2016 by and between Nivalis Therapeutics, Inc. and David M. Rodman, M.D. (incorporated by reference from the Quarterly Report on Form 10-Q, filed on May 3, 2016).

10.24	Form of Indemnification Agreement entered into by and between Nivalis Therapeutic, Inc. and its directors and officers (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.25	Lease, dated March 11, 2010, by and between the Nivalis Therapeutics, Inc. and Aweida Properties, Inc. (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.26	1st Amendment to Lease, dated December 5, 2014, by and between Nivalis Therapeutics, Inc. and Aweida Properties, Inc. (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.27	2nd Amendment to Lease, dated February 11, 2015, by and between Nivalis Therapeutics, Inc. and Aweida Properties, Inc. (incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-204127), filed on May 13, 2015).

10.28	Outside Director Compensation Guidelines (incorporated by reference from the Quarterly Report on Form 10-Q, filed August 4, 2015).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to Nivalis Therapeutics, Inc.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to Alpine Immune Sciences, Inc.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto).

99.1*	Form of Proxy Card for the Nivalis Therapeutics, Inc. Special Meeting of Stockholders.

99.2	Opinion of Ladenburg Thalmann & Co. Inc., financial advisor to Nivalis Therapeutics, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3	Consent of Ladenburg Thalmann & Co. Inc., financial advisor to Nivalis Therapeutics, Inc.

99.4(a)	Proposed Amended and Restated Certificate of Incorporation of Nivalis Therapeutics, Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

Exhibit Number	Description of Document

99.4(b)	Proposed Amended and Restated Certificate of Incorporation of Nivalis Therapeutics, Inc. (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.5	Consent of Mitchell H. Gold, M.D. to be named as director.

99.6	Consent of Peter Thompson, M.D. to be named as director.

99.7	Consent of James N. Topper, M.D., Ph.D. to be named as director.

99.8	Consent of Jay Venkatesan, M.D. to be named as director.

101	The following materials from Nivalis Therapeutic, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2016, and the Quarterly Report on Form 10-Q for the quarter ending March 31, 2017, formatted in Extensible Business Reporting Language (XBRL) includes (i) Condensed Consolidated Balance Sheets at March 31, 2017 and December 31, 2016, (ii) Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2016 and 2017, (iii) Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2016 and 2017 and (iv) Notes to Condensed Consolidated Financial Statements.

*	To be filed by amendment.
#	Indicates a management contract or compensatory plan, contract or arrangement.